11/28

07028998

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Opal Energy Corp.

*CURRENT ADDRESS 951-409 Granville Street
Vancouver, B.C., V6C 1T2

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35174

FISCAL YEAR

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

12G32BR (REINSTATEMENT) ☐

DEF 14A (PROXY) ☐

AR/S (ANNUAL REPORT) ☐

SUPPL (OTHER) ☒

OICF/BY:

DAT :

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Opal Energy Corp.
951 – 409 Granville Street
Vancouver, B.C., V6C 1T2

Item 2 Date of Material Change

October 29, 2007

Item 3 News Release

The news release dated October 29, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

John McAdam, President and Director (604) 899-4300

Item 9 Date of Report

November 19, 2007

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OPAL ENERGY

TSX-V: OPA

2007 NOV 28 P 9:43

Press Release – October 29, 2007

PROGRESS IN SOUTH TEXAS EXPLORATION

Opal Energy Corp (the "Company") today reports on progress on certain current activities in South Texas.

Swickheimer #1

The Company has completed initial production tests after successful drilling and completions operations on the Swickheimer # 1 well located in Goliad County, Texas. The well was drilled to a total depth of 4,890 feet and logged indicating approximately 34 feet of gross sand in the target interval. The initial production rate was 669 mcf per day on a 10/64 choke with 1,260 psig flowing tubing pressure. Currently, the Company is tying the Swickheimer #1 well into the regional pipeline. Opal has a working interest of 82.5% and a net revenue interest of approximately 62%.

Suemaur-Steffens #1

In September 2007, the Company funded 21% of the costs of the Suemaur-Steffens #1 well which was drilled to a depth of approximately 10,000 feet in Victoria County, Texas. It was determined that it was not economic and the decision was made not to set pipe.

3-D Seismic Shoot

Seismic data acquisition activities related to Opal's 75 sq. mi. seismic shoot in South Texas are nearing the final stages. Acquisition of the data should be complete by the end of the year. After processing, the data should be loaded on the Company workstations for interpretation by late first quarter 2008. The goal of the seismic shoot is to uncover numerous high quality drilling prospects starting in the second quarter 2008.

Commenting on the recent results, Opal CEO Ron Oligney said, "We are pleased with the progress of our South Texas exploration package. The Swickheimer #1 well production will be an added boost for our operations and the progress on the 3-D seismic shoot provides another exciting opportunity in Opal's business plan which we remain convinced will produce very positive results for our shareholders."

.../2

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production "**E&P**" sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through drilling, growing a production platform upon which will be superimposed some potential high value exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots.

CONTACT FOR MORE INFORMATION	**OR:**
B&D Capital: telephone: (604)685-6465	E-mail: **info@OPALenergy.ca**

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

October 29, 2007

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Opal Energy Corp.
951 – 409 Granville Street
Vancouver, B.C., V6C 1T2

Item 2 Date of Material Change

November 15, 2007

Item 3 News Release

The news release dated November 15, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

John H. McAdam, President and Director (604) 899-4300

Item 9 Date of Report

November 15, 2007

GORDON J. FRETWELL
LAW CORPORATION

Suite 1780
400 Burrard Street
Vancouver, British Columbia
Canada, V6C 3A6

Telephone: (604) 689-1280
Facsimile: (604) 689-1288
E-mail: gord@fretwell.ca

November 15, 2007

VIA SEDAR

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, BC V7Y 1L2

Autorité des Marchés Financiers
Place de la Cité tour Cominar 2640
Boulevard Laurier- Bureau 400 WB
Québec, QB G1V 5C1

Alberta Securities Commission
4th Floor, 300-5th Ave SW
Calgary, AB T2P 3C4

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, ON M5H 3S8

Dear Sirs/Mesdames:

Re: Opal Energy Corp. (the "Company") – News Release dated November 13, 2007
SEDAR submission # 01181513

We advise that the above noted news release was erroneously filed in draft form. Accordingly the following amendments have been made.

The third sentence of the second paragraph has been amended to read:

> "If successful, this funding arrangement would move the plans the Company has to drill and test its Orion prospect in South Texas which has undiscovered resources of approximately 4 trillion cubic feet (TCF)."

The first two sentences of third paragraph have been amended to read:

> "Additionally, the Company also announced it is continuing negotiations to enter into a production sharing agreement with one multi-national oil and gas company from China for a block of exploration acreage in the South China Sea which covers over 2,000 square kilometers. This potential additional exploration block would position the Company to test undiscovered resources of over 5 TCF of natural gas"

The fourth paragraph has been amended to read:

> "Undiscovered resources are those quantities of oil and gas estimated on a given date to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce. In reference to the estimates of undiscovered resources included herein the qualified estimator is Jesse Allen, P.E., an employee of the Company. The potential exploration block in the South China Sea would allow the Company to apply its expertise in deep drilling with high temperature and high pressure situations pursuant to the conditions anticipated in this target block."

Mr. Ron Oligney's comments have been amended to read:

> "We are pleased with progress of our efforts in China to both bring significant funding for the Orion Prospect and to secure exploration rights in the South China Sea. Additionally, these opportunities for our shareholders to receive the benefit of these substantial partnership relationships are very exciting."

Yours truly,

GORDON J. FRETWELL
LAW CORPORATION

Per:

Carolynn Smith

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OPAL ENERGY

TSX-V: OPA

Press Release – November 15, 2007

Opal Energy Announces China Source of Components in Exploration Strategy

Opal Energy Corp (the "Company") (OPA:V) announced today progress in expanding a Chinese component to its exploration strategy to become a premier developer of giant Texas onshore natural gas resources.

Texas Giants Strategy Expands to China

The Company announced that it has made substantial progress in obtaining initial funding components from significant multinational oil and gas companies in China to expand its strategy to explore and develop giant natural gas prospects along the South Texas Gulf coast onshore. The Company has obtained positive responses from key management personnel with two separate multinational oil and gas companies in China. If successful, this funding arrangement would move the plans the Company has to drill and test its Orion prospect in South Texas which has undiscovered resources of approximately 4 trillion cubic feet (TCF).

Additionally, the Company also announced that it is continuing discussions to enter into a production sharing agreement with one multi-national oil and gas company from China for a block of exploration acreage in the South China Sea which covers over 2,000 square kilometers. This potential additional exploration block would position the Company to test undiscovered resources of over 5 TCF of natural gas. This block is located nearby an existing gas sales line to Hong Kong in the event exploration is successful.

Undiscovered resources are those quantities of oil and gas estimated on a given date to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce. In reference to the estimates of undiscovered resources included herein the qualified estimator is Jesse Allen, P.E., an employee of the Company. The potential exploration block in the South China Sea would allow the Company to apply its expertise in deep drilling with high temperature and high pressure situations pursuant to the conditions anticipated in this target block.

Commenting on the recent events, Opal CEO Ron Oligney said, **"We are pleased with progress of our efforts in China to both bring significant funding for the Orion**

...2/

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

Prospect and to secure exploration rights in the South China Sea. Additionally, these opportunities for our shareholders to receive the benefit of these substantial partnership relationships are very exciting."

Both of these initiatives are ongoing and are expected to be concluded in the next few months. The Company cannot assure the outcome of these efforts for either the funding of the Orion prospect or the exploration block in the South China Sea.

<u>Opal Energy</u>

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production "**E&P**" sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through drilling, growing a production platform upon which will be superimposed some potential high value exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots.

CONTACT FOR MORE INFORMATION

B&D Capital: telephone: (604)685-6465

OR:

E-mail: **info@OPALenergy.ca**

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

November 15, 2007

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ

.../3

materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Opal Energy Corp.
951 – 409 Granville Street
Vancouver, B.C., V6C 1T2

Item 2 Date of Material Change

November 13, 2007

Item 3 News Release

The news release dated November 13, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

John H. McAdam, President and Director (604) 899-4300

Item 9 Date of Report

November 14, 2007

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OPAL ENERGY

TSX-V: OPA

Press Release – November 13, 2007

Opal Energy Provides Texas Giants Strategy Update

Opal Energy Corp (the "Company") announces today several key components in its exploration strategy to become a premier developer of giant Texas onshore natural gas resources.

Texas Giants Onshore Natural Gas Strategy

The Company has advanced its Texas Giants strategy of generating high potential natural gas prospects in the onshore and near-shore areas along the south Texas Gulf coast. Numerous 3-D data sets have been acquired from various seismic vendors and the highly experienced exploration team at Opal has identified several compelling targets. In addition, the Company's management now believes the Company's Texas Giant prospects actually correlate with the Lower Tertiary world class discoveries made by the energy industry majors in the deep Gulf of Mexico.

The Company announces that it has secured rights to 7 natural gas targets in the coastal area of south Texas each of which has undiscovered resources of 1.0 to 4.0 TCF (trillion cubic feet). The exploration staff has also identified another 3 potential similar sized targets for which the farm-in agreements are currently being negotiated. These developments have positioned the Company to expose its shareholders to significant potential resources from these targets. The Company has commissioned an independent engineer to review and to produce Canadian National Standard 51-101 compliant reports on each prospect which the Company will make public as produced.

Undiscovered resources are those quantities of oil and gas estimated on a given date to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

The largest two prospects (the Orion and Antares) are already secured with leases covering 10,600 acres. The Company recently executed more leases obtaining another 4,260 acres and has secured options for a further 2,240 acres. Options for an additional 3,680 acres are under negotiation. These prospects are primarily hosted by the Lower Tertiary Wilcox and the Deep Frio formations at depths of 21,000 to 33,000 feet.

The Company has identified preferred partners to fund and participate in the drilling of

.../2

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

these very large natural gas prospects and has initiated discussions in this regard. As is becoming well known, the Company has the experienced team that can oversee the drilling of these deep high pressure and high temperature wells. The leader of that team, Tommy Bolin, Chief Operating Officer of Opal Energy, Inc. has significant experience in these challenging drilling objectives.

Commenting on the progress, Opal CEO Ron Oligney said, **"We are pleased with progress of our Texas Giants exploration strategy. We are ahead of schedule in the development of extremely large natural gas prospects on the South Texas Gulf coast. We are positioning the Company to be exposed to substantial value enhancement."**

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production "**E&P**" sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through drilling, growing a production platform upon which will be superimposed some potential high value exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots.

CONTACT FOR MORE INFORMATION: **OR**
B&D Capital: telephone (604)685-6465 email: **info@opalenergy.ca**

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney, CEO and Director
John H. McAdam, President and Director

November 13, 2007

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance

.../3

on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Opal Energy Corp.
951 – 409 Granville Street
Vancouver, B.C., V6C 1T2

Item 2 Date of Material Change

November 13, 2007

Item 3 News Release

The news release dated November 13, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

John H. McAdam, President and Director (604) 899-4300

Item 9 Date of Report

November 13, 2007

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OPAL ENERGY

TSX-V: OPA

Press Release – November 13, 2007

Opal Energy Announces China Source of Components in Exploration Strategy

Opal Energy Corp (the "Company") (OPA:V) announced today progress in expanding a Chinese component to its exploration strategy to become a premier developer of giant Texas onshore natural gas resources.

Texas Giant Strategy Expands to China

The Company announced that it has made substantial progress in obtaining initial funding components from significant multinational oil and gas companies in China to expand its strategy to explore and develop giant natural gas prospects along the South Texas Gulf coast onshore. The Company has obtained very positive responses from key management personnel with two separate multinational oil and gas companies in China. If successful, this funding arrangement would move the plans the Company has to drill and test its Orion prospect in South Texas which has potential target size of approximately 4 trillion cubic feet.

Additionally, the Company also announced that it is continuing negotiations to enter into a production sharing agreement with one multi-national oil and gas company from China for a block of exploration acreage in the South China Sea which covers 2,623 square kilometers. This potential additional exploration block would position the Company to test a potential target size of over 5 trillion cubic feet of natural gas. This block is located nearby an existing gas sales line to Hong Kong in the event exploration is successful.

The potential exploration block in the South China Sea would allow the Company to apply its expertise in deep drilling with high temperature and high pressure situations pursuant to the conditions anticipated in this target block.

Commenting on the recent events, Opal CEO Ron Oligney said, **"We are pleased with progress of our efforts in China to both bring significant funding for the Orion Prospect and to complete the contract for exploration rights in the South China Sea. Additionally, these opportunities for our shareholders to receive the benefit of these substantial partnership relationships are very exciting and we look forward to completing these negotiations."**

Both of these negotiations are ongoing and are expected to be concluded in the next few months. The Company cannot assure the outcome of these negotiations for either the funding of the Orion prospect or the exploration block in the South China Sea.

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production "**E&P**" sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through drilling, growing a production platform upon which will be superimposed some potential high value exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots.

CONTACT FOR MORE INFORMATION	**OR:**
B&D Capital: telephone: (604)685-6465	E-mail: **info@OPALenergy.ca**

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

November 13, 2007

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TSX-V: OPA

OPAL ENERGY

Press Release – September 27, 2007

Tim Nesler and Barry Williamson join Opal Energy's Board

Opal Energy Corp is pleased to report that Mr. Tim Nesler and Mr. Barry Williamson have joined the Board of Directors. Mr. Nelson Baker and Mr. Ken Thorsen have graciously stepped down to make room for the appointments of these two energy professionals.

Tim Nesler, MBA, CPA is Chief Executive Officer of the rapidly growing EMS Group of Companies, a leading North American provider of operations and maintenance services to pipeline operators, local distribution companies and independent power oil and gas producers. Mr. Nesler is a consummate Business Executive with global expertise who was formerly with Marathon Oil Company from 1978-2003. His last positions were President of Marathon Power Company Ltd and Senior Vice President – Business Development, Marathon International Petroleum Ltd where he led a multi-discipline team identifying and assembling strategic energy and joint development partners, enlisting full cooperation from City, State and Federal governmental agencies, securing financial advisors and project financing and negotiating and executing agreements to develop a $ 2 billion integrated energy project.

Barry Williamson is an attorney who has extensive experience at the federal and state government levels. In 1988, Mr. Williamson worked in the Reagan Administration and was a principle advisor to the U.S. Secretary of Energy in the creation and formulation of a national energy policy. He then served under President George H.W. Bush at the U.S. Department of Interior as the Director of the Minerals Management Service, where he managed mineral leases on the nation's 1.4 billion-acre continental shelf. Barry Williamson was elected in 1992 to the legendary Texas Railroad Commission. He was sworn-in as the 38th Texas Railroad Commissioner on January 5, 1993 and served as its Chairman in 1995. He completed his six-year term on January 4, 1999. Mr. Williamson has served as Vice Chairman of the Interstate Oil and Gas Compact Commission and as Chairman of its Legal and Regulatory Affairs Committee. He also served as a member of the Texas High Speed Rail Authority. He was past chairman of the Texas Alternative Fuels Council, a member of the Texas Coastal Coordination Council and served on the Gas Committee of the National Association of Regulatory Utility Commissioners.

Mr. Williamson currently serves on the board of Tejas Incorporated, a Delaware corporation, SPACEHAB, Inc., a commercial and government space services company and Wilson Holdings Inc., an Austin based home builder. He also serves on the board of Austin Smiles, a group that provides reconstructive surgery for underprivileged children born with cleft lip and cleft palate.

Mr. Ron Oligney, Opal CEO says, **"We are delighted to welcome Tim Nesler and Barry Williamson on board. We are honored and privileged to have such distinguished individuals bring their business acumen and impressive networks to the table. Opal is entering a very dynamic growth phase in Texas and it will be a great assist to have these Texas based oil and gas veterans close at hand."**

On behalf of the Board, the shareholders and the employees of Opal, we would like to thank Nelson and Ken for their unwavering dedication as directors and for their supportive efforts for the betterment of Opal. Both Mr. Baker and Mr. Thorsen will be available to Opal on a contract basis.

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

The appointment of Mr. Nesler and Mr. Williamson essentially culminates the first phase of Opal's aggressive human capital plan. Opal now has full spectrum capabilities with an enviable team, and the options reported below are part of the incentive package to keep this talent pool intact.

Accordingly, grants have been made pursuant to the Company's Stock Option Plan to purchase an aggregate of 8.5 million shares subject to regulatory approval. The holders of the options may purchase their allocated number of common shares of Opal at prices varying between $0.25 and $0.35 per share on or before October 26, 2012. The options are subject to a vesting schedule and any shares acquired pursuant to the option agreements may not be sold within 4 months of granting. This grant of options represents 2.86% of the issued and outstanding shares of Opal.

Opal Energy
Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production sector with a particular focus on natural gas exploration targets in South Texas. The Company is actively identifying, funding and drilling a portfolio of modest to high-return natural gas exploration targets. Drilling risk is mitigated using advanced seismic techniques and establishing carried working interests in most wells. Opal is also currently undertaking a 75 square mile 3D seismic shoot.

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604) 685-6465

Website: www.OPALenergy.ca
E-mail: info@OPALenergy.ca

On behalf of the Board of Directors of Opal Energy Corp

Ronald E. Oligney
CEO and Director

John H. McAdam
President and Director

September 27, 2007

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Opal Energy Corp.
951 – 409 Granville Street
Vancouver, B.C., V6C 1T2

Item 2 Date of Material Change

September 27, 2007

Item 3 News Release

The news release dated September 27, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

John H. McAdam, President and Director (604) 899-4300

Item 9 Date of Report

September 27, 2007

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OPAL ENERGY

TSX-V: OPA

Press Release – September 27, 2007

Tim Nesler and Barry Williamson join Opal Energy's Board

Opal Energy Corp is pleased to report that Mr. Tim Nesler and Mr. Barry Williamson have joined the Board of Directors. Mr. Nelson Baker and Mr. Ken Thorsen have graciously stepped down to make room for the appointments of these two energy professionals.

Tim Nesler, MBA, CPA is Chief Executive Officer of the rapidly growing EMS Group of Companies, a leading North American provider of operations and maintenance services to pipeline operators, local distribution companies and independent power oil and gas producers. Mr. Nesler is a consummate Business Executive with global expertise who was formerly with Marathon Oil Company from 1978-2003. His last positions were President of Marathon Power Company Ltd and Senior Vice President – Business Development, Marathon International Petroleum Ltd where he led a multi-discipline team identifying and assembling strategic energy and joint development partners, enlisting full cooperation from City, State and Federal governmental agencies, securing financial advisors and project financing and negotiating and executing agreements to develop a $ 2 billion integrated energy project.

Barry Williamson is an attorney who has extensive experience at the federal and state government levels. In 1988, Mr. Williamson worked in the Reagan Administration and was a principle advisor to the U.S. Secretary of Energy in the creation and formulation of a national energy policy. He then served under President George H.W. Bush at the U.S. Department of Interior as the Director of the Minerals Management Service, where he managed mineral leases on the nation's 1.4 billion-acre continental shelf. Barry Williamson was elected in 1992 to the legendary Texas Railroad Commission. He was sworn-in as the 38th Texas Railroad Commissioner on January 5, 1993 and served as its Chairman in 1995. He completed his six-year term on January 4, 1999. Mr. Williamson has served as Vice Chairman of the Interstate Oil and Gas Compact Commission and as Chairman of its Legal and Regulatory Affairs Committee. He also served as a member of the Texas High Speed Rail Authority. He was past chairman of the Texas Alternative Fuels Council, a member of the Texas Coastal Coordination Council and served on the Gas Committee of the National Association of Regulatory Utility Commissioners.

Mr. Williamson currently serves on the board of Tejas Incorporated, a Delaware corporation, SPACEHAB, Inc., a commercial and government space services company and Wilson Holdings Inc., an Austin based home builder. He also serves on the board of Austin Smiles, a group that provides reconstructive surgery for underprivileged children born with cleft lip and cleft palate.

Mr. Ron Oligney, Opal CEO says, **"We are delighted to welcome Tim Nesler and Barry Williamson on board. We are honored and privileged to have such distinguished individuals bring their business acumen and impressive networks to the table. Opal is entering a very dynamic growth phase in Texas and it will be a great assist to have these Texas based oil and gas veterans close at hand."**

On behalf of the Board, the shareholders and the employees of Opal, we would like to thank Nelson and Ken for their unwavering dedication as directors and for their supportive efforts for the betterment of Opal. Both Mr. Baker and Mr. Thorsen will be available to Opal on a contract basis.

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

The appointment of Mr. Nesler and Mr. Williamson essentially culminates the first phase of Opal's aggressive human capital plan. Opal now has full spectrum capabilities with an enviable team, and the options reported below are part of the incentive package to keep this talent pool intact.

Accordingly, grants have been made pursuant to the Company's Stock Option Plan to purchase an aggregate of 8.5 million shares subject to regulatory approval. The holders of the options may purchase their allocated number of common shares of Opal at prices varying between $0.25 and $0.35 per share on or before October 26, 2012. The options are subject to a vesting schedule and any shares acquired pursuant to the option agreements may not be sold within 4 months of granting. This grant of options represents 2.86% of the issued and outstanding shares of Opal.

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production sector with a particular focus on natural gas exploration targets in South Texas. The Company is actively identifying, funding and drilling a portfolio of modest to high-return natural gas exploration targets. Drilling risk is mitigated using advanced seismic techniques and establishing carried working interests in most wells. Opal is also currently undertaking a 75 square mile 3D seismic shoot.

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604) 685-6465

Website: www.OPALenergy.ca
E-mail: info@OPALenergy.ca

On behalf of the Board of Directors of Opal Energy Corp

Ronald E. Oligney
CEO and Director

John H. McAdam
President and Director

September 27, 2007

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Opal Energy Corp.
951 – 409 Granville Street
Vancouver, B.C., V6C 1T2

Item 2 Date of Material Change

September 20, 2007

Item 3 News Release

The news release dated September 20, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

John H. McAdam, President and Director (604) 899-4300

Item 9 Date of Report

September 20, 2007

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TSX-V: OPA

OPAL ENERGY

Press Release – September 20, 2007

Mr. Bruce Huff appointed Chief Financial Officer

Opal Energy is pleased to report that Mr. Bruce Huff has been appointed to the position of Chief Financial Officer. Mr. Huff, a Certified Public Accountant, has over 35 years of professional experience, the last 17 at the senior management level of public oil and gas companies. Mr. Huff joins Opal in the Katy, Texas office.

Since 2004, Mr. Huff was chief financial officer for Far East Energy Corporation, a company focused on coal bed methane in China. He was instrumental in raising capital for the company, including the most recent equity raise with the International Finance Corporation, a member of the World Bank Group.

Previously, Mr. Huff was President of Harken Energy Corporation, a position he held for 5 years after ascending from the position of Senior Vice President and CFO, which he held for the 8 years previous. As President, Mr. Huff was responsible for U.S. and international oil and gas exploration and production operations, as well as the financial, and legal areas. His experience included acquisitions and divestitures, capital financings with common stock, preferred stock, convertibles, as well as bank and project finance.

Mr. Huff's career also includes 18 years of public accountancy including 14 years in Abilene, Texas where he served as President for a local accounting firm. He served in the audit department of an international accounting firm for the first four years of his career.

Mr. Ron Oligney, CEO says, **"We are delighted to welcome Bruce Huff on board. He has a wealth of experience and has some very impressive accomplishments to his credit. A well rounded, sophisticated talent like Bruce will be a great help to Opal in gaining efficient access to capital and then in effectively employing that capital."**

In order to bring on Mr. Huff, Jim Grinnell has resigned as Chief Financial Officer however he will continue his duties as secretary of Opal Energy. The board would like to express its appreciation to Jim for his fine work over the past few years.

* * * * *

In other business, Opal has filed the 2006 yearend reserve summary report on SEDAR. Reports on the individual properties had been filed previously.

.../2

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production sector with a particular focus on natural gas exploration targets in South Texas. The Company is actively identifying, funding and drilling a portfolio of modest to high-return natural gas exploration targets. Drilling risk is mitigated using advanced seismic techniques and establishing carried working interests in most wells. Opal is also currently undertaking a 75 square mile 3D seismic shoot.

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604)685-6465

Website: www.OPALenergy.ca
E-mail: info@OPALenergy.ca

On behalf of the Board of Directors of Opal Energy Corp

Ronald E. Oligney
CEO and Director

John H. McAdam
President and Director

September 20, 2007

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TSX-V: OPA

OPAL ENERGY

Press Release – September 20, 2007

Mr. Bruce Huff appointed Chief Financial Officer

Opal Energy is pleased to report that Mr. Bruce Huff has been appointed to the position of Chief Financial Officer. Mr. Huff, a Certified Public Accountant, has over 35 years of professional experience, the last 17 at the senior management level of public oil and gas companies. Mr. Huff joins Opal in the Katy, Texas office.

Since 2004, Mr. Huff was chief financial officer for Far East Energy Corporation, a company focused on coal bed methane in China. He was instrumental in raising capital for the company, including the most recent equity raise with the International Finance Corporation, a member of the World Bank Group.

Previously, Mr. Huff was President of Harken Energy Corporation, a position he held for 5 years after ascending from the position of Senior Vice President and CFO, which he held for the 8 years previous. As President, Mr. Huff was responsible for U.S. and international oil and gas exploration and production operations, as well as the financial, and legal areas. His experience included acquisitions and divestitures, capital financings with common stock, preferred stock, convertibles, as well as bank and project finance.

Mr. Huff's career also includes 18 years of public accountancy including 14 years in Abilene, Texas where he served as President for a local accounting firm. He served in the audit department of an international accounting firm for the first four years of his career.

Mr. Ron Oligney, CEO says, **"We are delighted to welcome Bruce Huff on board. He has a wealth of experience and has some very impressive accomplishments to his credit. A well rounded, sophisticated talent like Bruce will be a great help to Opal in gaining efficient access to capital and then in effectively employing that capital."**

In order to bring on Mr. Huff, Jim Grinnell has resigned as Chief Financial Officer however he will continue his duties as secretary of Opal Energy. The board would like to express its appreciation to Jim for his fine work over the past few years.

* * * * *

In other business, Opal is filing the 2006 yearend reserve summary report on SEDAR. Reports on the individual properties had been filed previously.

…/2

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production sector with a particular focus on natural gas exploration targets in South Texas. The Company is actively identifying, funding and drilling a portfolio of modest to high-return natural gas exploration targets. Drilling risk is mitigated using advanced seismic techniques and establishing carried working interests in most wells. Opal is also currently undertaking a 75 square mile 3D seismic shoot.

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604)685-6465

Website: www.OPALenergy.ca
E-mail: info@OPALenergy.ca

On behalf of the Board of Directors of Opal Energy Corp

Ronald E. Oligney
CEO and Director

John H. McAdam
President and Director

September 20, 2007

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

TSX-V: OPA

OPAL ENERGY

Press Release – September 20, 2007

Mr. Bruce Huff appointed Chief Financial Officer

Opal Energy is pleased to report that Mr. Bruce Huff has been appointed to the position of Chief Financial Officer. Mr. Huff, a Certified Public Accountant, has over 35 years of professional experience, the last 17 at the senior management level of public oil and gas companies. Mr. Huff joins Opal in the Katy, Texas office.

Since 2004, Mr. Huff was chief financial officer for Far East Energy Corporation, a company focused on coal bed methane in China. He was instrumental in raising capital for the company, including the most recent equity raise with the International Finance Corporation, a member of the World Bank Group.

Previously, Mr. Huff was President of Harken Energy Corporation, a position he held for 5 years after ascending from the position of Senior Vice President and CFO, which he held for the 8 years previous. As President, Mr. Huff was responsible for U.S. and international oil and gas exploration and production operations, as well as the financial, and legal areas. His experience included acquisitions and divestitures, capital financings with common stock, preferred stock, convertibles, as well as bank and project finance.

Mr. Huff's career also includes 18 years of public accountancy including 14 years in Abilene, Texas where he served as President for a local accounting firm. He served in the audit department of an international accounting firm for the first four years of his career.

Mr. Ron Oligney, CEO says, **"We are delighted to welcome Bruce Huff on board. He has a wealth of experience and has some very impressive accomplishments to his credit. A well rounded, sophisticated talent like Bruce will be a great help to Opal in gaining efficient access to capital and then in effectively employing that capital."**

In order to bring on Mr. Huff, Jim Grinnell has resigned as Chief Financial Officer however he will continue his duties as secretary of Opal Energy. The board would like to express its appreciation to Jim for his fine work over the past few years.

* * * * *

In other business, Opal is filing the 2006 yearend reserve summary report on SEDAR. Reports on the individual properties had been filed previously.

.../2

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production sector with a particular focus on natural gas exploration targets in South Texas. The Company is actively identifying, funding and drilling a portfolio of modest to high-return natural gas exploration targets. Drilling risk is mitigated using advanced seismic techniques and establishing carried working interests in most wells. Opal is also currently undertaking a 75 square mile 3D seismic shoot.

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604)685-6465

Website: www.OPALenergy.ca
E-mail: info@OPALenergy.ca

On behalf of the Board of Directors of Opal Energy Corp

Ronald E. Oligney
CEO and Director

John H. McAdam
President and Director

September 20, 2007

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Opal Energy Corp.

and its subsidiary

Opal Energy Inc.

NI 51-101

STATEMENT OF RESERVE DATA AND OTHER OIL AND GAS INFORMATION

EFFECTIVE DECEMBER 31, 2006

PREPARED ON JULY 20, 2007

Prepared by B.L. Whelan, P. Geo

TABLE OF CONTENTS

APPENDIX

INTRODUCTION

This supplementary statement of reserves data and other oil and gas information set out below has an effective date of December 31, and a preparation date of July 20, 2007. The reserves data set forth below is in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (GOGEH) and the reserves definitions contained in NI 51-101 and the COGEH. **The Reserves Data summarizes the oil and natural gas reserves held by Opal Energy Inc., a subsidiary of Opal Energy Corp. and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs.**

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the Company's reserves. There is no assurance that the constant prices and cost assumptions and forecast prices and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of oil and natural gas provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual recovery of oil and natural gas may be greater or less than the estimates provided herein.

EXECUTIVE SUMMARY

The Company, through its U.S, subsidiary Opal Energy Inc., has a 50% working interesting two wells in Texas:

1. A 50% working interest, 37.5% net revenue interest, in an oil and gas producing well, the Aunt Audrey #1, in Bee County, Texas. The Britanco Aunt Audrey #1 was recompleted in the 7900' sand in the Wilcox, a Gulf Coast sand in October, 2006 (Figure 1).

2. A 12.5% working interest, 9.375% net revenue interest, in one well located in Galveston County Texas, approximately 10 miles southeast of Alvin, Texas, and 15 miles west of Galveston, Texas. The SueAnn Tacquard #1 well reached total depth of 9750 feet on October 11, 2006 and was completed by October 31, 2006.

The reserves for the wells in which Opal holds an interest are classified as Proven Developed Producing and the level of probability is P90. The probability level is based upon the history of production of the well and the field from which it is producing. The Tacquard well is performing below expectations. It is suspected that the casing cement job is not preventing communications with water zones and thus water is entering the well bore and restricting the flow from the zone that was perforated. The Aunt Audrey well is performing as anticipated.

This report has been prepared for Opal Energy Corp. at the request of John McAdam a director of Opal Energy Corp.

All numbers are in Canadian dollars unless noted otherwise.

Table 1a

Summary of the Evaluation of the Petroleum Reserves

(based on Constant Prices)

as of December 31, 2006

		Net Present Value (M$)											
Product Classification	**Ultimate Reserves**	**Company**		**Before Income Tax**					**After Income Tax**				
		Gross	**Net**	**0%**	**5%**	**10%**	**15%**	**20%**	**0%**	**5%**	**10%**	**15%**	**20%**
Light, medium oil Mbbls)													
Proved developed producing	807	179	20	1,241	1,057	927	824	740	869	750	658	585	526
Total proved	807	179	20	1,241	1,057	927	824	740	869	750	658	585	526
Non-associated and associated gas (MMcf)													
Proved developed producing	1799	1317	259	1,427	1,244	1,100	985	890	1,013	883	781	699	632
Total proved	1799	1317	259	1,427	1,244	1,100	985	890	1,013	883	781	699	632
Grand Total (at 6:1 ratio gas/oil) (Mbbl)													
Proved developed producing	1102	393	62	2,652	2,301	2,027	1,808	1,631	1,883	1,633	1,439	1,284	1,158

Table 1b

Summary of the Evaluation of the Petroleum Reserves

(based on Forecast Prices)

		Net Present Value (M$)											
Product Classification	**Ultimate Reserves**	**Company**		**Before Income Tax**					**After Income Tax**				
		Gross	**Net**	**0%**	**5%**	**10%**	**15%**	**20%**	**0%**	**5%**	**10%**	**15%**	**20%**
Light, medium oil Mbbls)	807	179	20	1,249	1,081	950	847	763	887	767	675	601	542
Proved developed producing	807	179	20	1,249	1,081	950	847	763	887	767	675	601	542
Total proved													
Non-associated and associated gas (MMcf)	1799	1317	259	2,064	1,799	1,590	1,423	1,287	1,466	1,277	1,129	1,011	914
Proved developed producing	1799	1317	259	2,064	1,799	1,590	1,423	1,287	1,466	1,277	1,129	1,011	914
Total proved													
Grand Total (at 6:1 ratio gas/oil) (Mbbl)	1102	393	62	3,314	2,880	2,541	2,270	2,050	2,353	2,044	1,804	1,612	1,455
Proved developed producing													

Table 2

Volumetric Reserves Estimates Data

OIL AND GAS RESERVES

Pool & Location	Drainage area (acres)	Net Pay (feet)	Porosity (%)	Water saturation (%)	Reservoir Temperature (°F)	Reservoir Pressure (psia)	Correction factor for non-ideal gas	Original Oil in Place (Mbbls)	Original GIP (MMcf)
Aunt Audrey #1, Yoward Field, Texas	60	10	18	20	125	3,250	0.85		588
Pool & Location	Drainage area (acres)	Net Pay (feet)	Porosity (%)	Water saturation (%)	Reservoir Temperature (°F)	Reservoir Pressure (psia)	Formation Factor	Original Oil in Place (Mbbls)	Original GIP (MMcf) based on 1500 GOR
Tacquard #1, Total Eclipse Field, Texas	40	26	28	50	165	3,565	1.4	807	1,211
TOTAL								807	1,799

Table 3
Table of working interests

Project	Working Interest %	Royalty %	Acreage
Aunt Audrey #1, Bee County, Texas	50	25	60
Tacquard #1, Galveston County, Texas	12.5	25	118

ABBREVIATIONS AND CONVERSION

In this document, the abbreviations set forth below have the following meanings:

Oil and Natural Gas Liquids Natural Gas		Natural Gas	
Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Mstb	1,000 stock tank barrels	MMBTU	million British Thermal Units
Bbls/d	barrels per day	Bcf	billion cubic feet
BOPD	barrels of oil per day	GJ	gigajoule
NGLs	natural gas liquids	GIP	gas in place
STB	stock tank barrels		

API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.
BOE	barrel of oil equivalent on the basis of 1 BOE to 6.1 Mcf of natural gas. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 1 BOE for 6.1 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
BOE/d	barrel of oil equivalent per day
m3	cubic meters
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

NOTES AND DEFINITIONS

The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved, probable and possible reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery.

The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

"Reserves" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on (a) analysis of drilling, geological, geophysical, and engineering data; (b) the use of established technology; and (c) specified economic conditions, which are generally accepted as being reasonable and shall be disclosed; and (d) a remaining reserve life of 50 years. Reserves are classified according to the degree of certainty associated

with the estimates.

"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to sub-divide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recorded from specific wells, facilities and completion intervals in the pool and their respective development and production status.

"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved + probable reserves.

"**Probability**" refers to the degree of certainty associated with the estimates of reserves. Reported reserves should target the following levels of certainty under a specific set of economic conditions:

- P90 refers to a level in which at there is at least a 90 percent probability that the quantities recovered will be equal or exceed the estimated proved reserves.
- P50 refers to a level in which at there is at least a 50 percent probability that the quantities recovered will be equal or exceed the estimated proved + probable reserves.
- P10 refers to a level in which at there is at least a 10 percent probability that the quantities recovered will be equal or exceed the estimated proved + probable reserves + possible reserves.

The following terms, used in the preparation of the Report (as defined herein) and this document have the following meanings:

"Associated gas" means the gas cap overlying a crude oil accumulation in a reservoir.

"Constant prices and costs" means prices and costs used in an estimate that are:

(a) the Company's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies;

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purpose of paragraph (a), the reporting issuer's prices will be the posted price for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

"**Company**" or "**Opal**" means Opal Energy Corp.

"**Crude oil**" or "**Oil**" means a mixture that consists mainly of pentanes and heavier hydrocarbons, which may contain sulphur and other non-hydrocarbon compounds, that is recoverable at a well from an underground reservoir and that is liquid at the conditions under which its volume is measured or estimated. It does not include solution gas or natural gas liquids.

"**Development costs**" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from the reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines, to the extent necessary in developing the reserves;
(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and the wellhead assembly;
(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and
(d) provide improved recovery systems.

"**Development well**" means a well drilled inside the established limits of an oil or gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

"**Exploration costs**" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as "prospecting costs") and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are geophysical crews and others conducting those studies (collectively sometimes referred to as "geological and geophysical costs");

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, "**Exploratory well**" means a well that is not a development well, a service well or a stratigraphic test well.

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defense, and maintenance of land and lease records;
(c) dry hole contributions and bottom hole contributions;
(d) costs of drilling and equipping exploratory wells; and
(e) costs of drilling exploratory type stratigraphic test wells.

"**Field**" means an area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated vertically by intervening impervious strata or laterally by local geologic barriers, or both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms "structural feature" and "stratigraphic condition" are intended to denote localized geological features, in contrast to broader terms such as "basin",

"trend", "province", "play" or "area of interest".

"Future prices and costs" means future prices and costs that are:

(a) generally accepted as being a reasonable outlook of the future;
(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company issuer is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

"Future income tax expenses" means future income tax expenses estimated (generally, year-by-year):

(a) making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes, between oil and gas activities and other business activities;
(b) without deducting estimated future costs (for example, Crown royalties) that are not deductible in computing taxable income;
(b) taking into account estimated tax credits and allowances (for example, royalty tax credits); and
(d) applying to the future pre-tax net cash flows relating to the reporting issuer's oil and gas activities the appropriate year-end statutory tax rates, taking into account future tax rates already legislated.

"Future net revenue" means the estimated net amount to be received with respect to the development and production of reserves (including synthetic oil, coal bed methane and other non-conventional reserves) estimated using constant prices and costs or forecast prices and costs.
"Gross" means:

(a) in relation to the Company's interest in production or reserves, its "Company gross reserves", are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the Company;

(b) in relation to wells, the total number of wells in which the Company has an interest;
and
(c) in relation to properties, the total area of properties in which the Company has an interest.

"Natural gas" means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions are essentially gases but which may contain natural gas liquids. Natural gas can exist in a reservoir either dissolved in crude oil (solution gas) or in a gaseous phase (associated gas or non-associated gas). Non-hydrocarbon substances may include hydrogen sulphide, carbon dioxide and nitrogen.

"Natural gas liquids" means those hydrocarbon components that can be recovered from natural gas as liquids including, but not limited to, ethane, propane, butanes, pentanes plus, condensate and small quantities of non-hydrocarbons.

"Net" means

(a) in relation to the Company's interest in production or reserves its working interest (operating or non operating) share after deduction of royalty obligations, plus its royalty interests in production or reserves;
(b) in relation to the Company's interest in wells, the number of wells obtained by aggregating the Company's working interest in each of its gross wells; and
(c) in relation to the Company's interest in a property, the total area in which the Company has an interest multiplied by the working interest owned by the Company.

"Non-associated gas" means an accumulation of natural gas in a reservoir where there is no crude oil.

"Operating costs" or "production costs" means costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities.

"Production" means recovering, gathering, treating, field or plant processing (for example, processing gas to extract natural gas liquids) and field storage of oil and gas.

"Property" includes:

(a) fee ownership or a lease, concession, agreement, permit, license or other interest representing the right to extract oil or gas subject to such terms as may be imposed by the conveyance of that interest;
(b) royalty interests, production payments payable in oil or gas, and other non-operating interests in properties operated by others; and
(c) an agreement with a foreign government or authority under which a reporting issuer participates in the operation of properties or otherwise serves as "producer" of the underlying reserves (in contrast to being an independent purchaser, broker, dealer or importer).

A property does not include supply agreements, or contracts that represent a right to purchase, rather than extract, oil or gas.

"Property acquisition costs" means costs incurred to acquire a property (directly by purchase or lease or indirectly by acquiring another corporate entity with an interest in the property), including:

(a) costs of lease bonuses and options to purchase or lease a property;
(b) the portion of the costs applicable to hydrocarbons when land including rights to hydrocarbons is purchased in fee;
(c) brokers' fees, recording and registration fees, legal costs and other costs incurred in acquiring properties.

"Proved property" means a property or part of a property to which reserves have been specifically attributed.

"Reservoir" means a porous and permeable underground formation containing a natural accumulation of producible oil or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

"Service well" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for combustion.

"Solution gas" means natural gas dissolved in crude oil.

"Stratigraphic test well" means a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Ordinarily, such wells are drilled without the intention of being completed for hydrocarbon production. They include wells for the purpose of core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic test wells are classified as (a) exploratory type" if not drilled into a proved property; or (b) "development type", if drilled into a proved property. Development type stratigraphic wells are also referred to as "evaluation wells".

"Support equipment and facilities" means equipment and facilities used in oil and gas activities, including seismic equipment, drilling equipment, construction and grading equipment, vehicles, repair shops, warehouses, supply points, camps, and division, district or field offices.

"Unproved property" means a property or part of a property to which no reserves have been specifically attributed.

"Well abandonment costs" means costs of abandoning a well and surface lease reclamation. They do not include costs of abandoning the gathering system, suspended wells, batteries, plants, or processing facilities.

OIL AND NATURAL GAS RESERVES AND NET PRESENT VALUE OF FUTURE NET REVENUE

In accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, the author B.L. Whelan, P. Geo., prepared this report (the "Report") dated June 20, 2007. **This Report evaluates as of December 31, 2006, Opal Energy Corp.'s (the "Company") oil and natural gas reserves from a well in Bee and Galveston Counties, Texas, and the net present value of future net revenue attributable to such reserves based on constant and forecast price and cost assumptions.** The tables summarize the data contained and as result may contain slightly different numbers than such report due to rounding. The net present value of future net revenue attributable to the Company's reserves in this well is stated without provision for interest cost and general and administrative costs, but after providing for the estimated royalties, production costs, development costs, and abandonment costs for only those wells assigned reserves by the author.

This Report is based on data supplied by the Company and the author's opinion of reasonable practices in the industry. The extent and character of ownership and of all factual data pertaining to the Company's property was supplied by the Company and accepted without further investigation. The author accepted this data as presented and did not conduct title searches or field inspections.

For information relating to ownership of this lease and well, production rates and netbacks, the author relied upon title documents and information provided by Opal Energy Corp. which to the best of my knowledge and experience is correct. However, I disclaim responsibility for such information.

The undiscounted or discounted net present value of future net revenue attributable to the Company's reserves in this well estimated by the author may not represent the fair market value of those reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized within this Report. The recovery and reserve estimates of the Company's oil and natural gas reserves provided within this Report are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater or less than the estimates provided in the report.

All numbers are in Cdn dollars unless noted otherwise.

OIL AND NATURAL GAS RESERVES
BASED ON CONSTANT PRICES AND COSTS

	Light and Medium Oil		Natural Gas	
	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)
Proved Developed Producing	179	20	1,317	259
Proved Developed Non-Producing	None			
Proved Undeveloped	None			
Total Proved	179	20	1,317	259
Total Probable	None	-	-	
Total Proved Plus Probable	179	20	1,317	259

NET PRESENT VALUES OF FUTURE NET REVENUE
BASED ON CONSTANT PRICES AND COSTS

		Net Present Value (M$)												
Product Classification	**Ultimate Reserves**	**Company**		**Before Income Tax**					**After Income Tax**					
		Gross	**Net**	**0%**	**5%**	**10%**	**15%**	**20%**	**0%**	**5%**	**10%**	**15%**	**20%**
Light, medium oil Mbbls)														
Proved developed producing	807	179	20	1,241	1,057	927	824	740	869	750	658	585	526
Total proved	807	179	20	1,241	1,057	927	824	740	869	750	658	585	526
Non-associated and associated gas (MMcf)														
Proved developed producing	1,799	1,317	259	1,427	1,244	1,100	985	890	1,013	883	781	699	632
Total proved	1,799	1,317	259	1,427	1,244	1,100	985	890	1,013	883	781	699	632
Grand Total (at 6:1 ratio gas/oil) (Mbbl)														
Proved developed producing	1,102	393	62	2,652	2,301	2,027	1,808	1,631	1,883	1,633	1,439	1,284	1,158

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
BASED ON CONSTANT PRICES AND COSTS

	Revenue ($000)	Oil Gas Tax + Royalties ($000)	Operating Costs ($000)	Development Costs ($000)	Abandonment and Reclamation Costs ($000)	Future Net Revenue Before Income Taxes ($000)	Income Taxes ($000)	Future Net Revenue After Income Taxes ($000)
Total Proved	4,109	1,282	152	11.5	14.5	2,652	769	1,883
Total Probable	-	-	-	-	-	-	-	-
Total Proved Plus Probable	4,109	1,282	152	11.5	14.5	2,652	769	1,883

FUTURE NET REVENUE BY PRODUCTION GROUP BASED UPON CONSTANT PRICES AND COSTS

Production Group		Future Net Revenue Before Income Tax (Discounted @ 10%/year) ($000)
Proved	Light and medium crude oil	927
	Associated gas and non-associated gas	1,100
Total Proved		2,027
Probable	Light and medium crude oil	-
	Associated gas and non-associated gas	-
Total Probable		
Proved plus probable	Light and medium crude	-
	Associated gas and non-associated gas	-
Total Proved plus probable		2,027

OIL AND NATURAL GAS RESERVES BASED ON FORECAST PRICES AND COSTS

	Light and Medium Oil		Natural Gas	
	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)
Proved Developed Producing	179	20	1,317	259
Proved Developed Non-Producing	None			
Proved Undeveloped	None-			
Total Proved	179	20	1,317	259
Total Probable	None		-	-
Total Proved Plus Probable	179	20	1,317	259

NET PRESENT VALUES OF FUTURE NET REVENUE BASED ON FORECAST PRICES AND COSTS

		Net Present Value (M$)											
Product Classification	**Ultimate Reserves**	**Company**		**Before Income Tax**					**After Income Tax**				
		Gross	**Net**	**0%**	**5%**	**10%**	**15%**	**20%**	**0%**	**5%**	**10%**	**15%**	**20%**
Light, medium oil Mbbls)	807	179	20	1,249	1,081	950	847	763	887	767	675	601	542
Proved developed producing	807	179	20	1,249	1,081	950	847	763	887	767	675	601	542
Total proved													
Non-associated and associated gas (MMcf)	1,799	1,317	259	2,064	1,799	1,590	1,423	1,287	1,466	1,277	1,129	1,011	914
Proved developed producing	1,799	1,317	259	2,064	1,799	1,590	1,423	1,287	1,466	1,277	1,129	1,011	914
Total proved													
Grand Total (at 6:1 ratio gas/oil) (Mbbl)	1,102	393	62	3,314	2,880	2,541	2,270	2,050	2,353	2,044	1,804	1,612	1,455
Proved developed producing													

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) BASED ON FORECAST PRICES AND COSTS

	Revenue ($000)	Oil Gas Tax + Royalties ($000)	Operating Costs ($000)	Development Costs ($000)	Abandonment and Reclamation Costs ($000)	Future Net Revenue Before Income Taxes ($000)	Income Taxes ($000)	Future Net Revenue After Income Taxes ($000)
Total Proved	5,079	1,587	261	11.6	14.3	3,314	961	2,353
Total Probable	None							
Total proved Plus Probable	5,079	1,587	261	11.6	14.3	3,314	961	2,353

FUTURE NET REVENUE BY PRODUCTION GROUP BASED ON FORECAST PRICES AND COSTS

Production Group		**Future Net Revenue Before Income Taxes (Discounted at 10%/Year) ($000)**
Proved	Light and medium crude oil	950
	Associated gas and non-associated gas	1,590
Total Proved		2,541
Probable	Light and medium crude oil	-
	Associated gas and non-associated gas	-
Total Probable	Light and medium crude oil	-
Proved plus probable	Light and medium crude	-
	Associated gas and non-associated gas	-
Total Proved plus probable		2,541

PRICING ASSUMPTIONS – CONSTANT PRICES AND COSTS

The author employed the following pricing, exchange rate and inflation rates as of the December 31, 2006 Sproule website (www.sproule.com/prices/defaultprices.htm) in estimating the Company's reserves in this well using constant prices and costs.

Light and Medium Crude ($Cdn/bbl)	Natural Gas ($Cdn/Mcf)	Exchange Rate $Cdn/$US	Inflation Rate
$71.15	$6.43	0.858	5%-

PRICING ASSUMPTIONS – FORECAST PRICES AND COSTS

The author employed the following pricing, exchange rate and inflation rates as of the December 31, 2006 Sproule website (www.sproule.com/prices/defaultprices.htm) in estimating the Company's reserves in this well using forecast prices and costs.

Year	**Light and Medium Crude** ($Cdn/bbl)	**Natural Gas** ($Cdn/Mcf)	**Exchange Rate** $Cdn/$US
2007(est.)	69.52	9.04	0.858
Forecast			
2008	73.80	9.64	
2009	72.90	9.17	

2010	68.03	8.72
2011	64.34	8.89
2012	65.63	9.03
2013	66.93	9.16
2014	68.28	9.30
2015	69.24	9.46
2016	71.01	9.58
Thereafter	Estimated rate of 2% thereafter	

RECONCILIATION OF COMPANY NET RESERVES BY PRINCIPAL PRODUCT TYPE BASED ON FORECAST PRICES AND COSTS

	Light and Medium Oil			Associated and non-associated gas		
	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)
As at December 31, 2005	0.0		0.0	0.0		0.0
Extensions						
Improved Recovery						
Technical Revisions						
Discoveries	20.3		20.3	273		273
Acquisitions						
Dispositions						
Economic Factors						
Production	0.28		0.28	13.7		13.7
As at December 31, 2006	20		20	259		259

RECONCILIATION OF CHANGES IN NET PRESENT VALUE OF FUTURE RESERVES BASED ON FORECAST PRICES DISCOUNTED AT 10% ($000)

Estimated future net revenue at December 31, 2005	$0
Discoveries	$2,541
Estimated future net revenue at December 31, 2006	$2,541

UNDEVELOPED RESERVES

The following discussion generally describes the basis upon which the Company attributes Proved and Probable Undeveloped Reserves and its plan for developing those Undeveloped Reserves.

Proved Undeveloped Reserves

Proved undeveloped reserves are generally those reserves related to wells that have been tested and not yet tied-in for production or wells drilled near the end of the fiscal year. In addition, such reserves may relate to infill drilling locations. The Company has no reserves in this category.

Probable Undeveloped Reserves

Probable undeveloped reserves are generally those reserves tested or indicated by analogy to be productive, infill drilling locations and lands contiguous to production. The Company has no reserves attributed to this category.

FUTURE DEVELOPMENT COSTS

The Company has no plans at the present time for future development. However, upon depletion of the 7900' sand, there are two other targets which may be investigated, the Wilcox Luling 7190' sand and the 7000' sand in the Aunt Audrey well.

SIGNIFICANT FACTORS OR UNCERTAINTIES AFFECTING RESERVES DATA

The estimation of reserves requires judgment and decisions based upon available geological, geophysical, engineering and economic data. These estimates can change substantially as additional information from ongoing development activities and production performance becomes available and as economic and political conditions impact oil and gas prices and costs change. The Company's estimates are based on current production forecasts, prices and economic conditions. All of the Company's reserves are evaluated by an independent person, the author, an independent consulting geologist.

As circumstances change and additional data becomes available, reserve estimates change. Based on new information, reserve estimates are reviewed and revised, either upward or downward, as warranted. Although reasonable efforts have been made by the Company to ensure reserve estimates are accurate, revisions arise as new information becomes available. As new geological, production and economic information is incorporated into the process of estimating, the accuracy of the reserve estimates will improve.

OIL AND GAS WELLS

The following table sets forth the net revenue interest the company held in the Britanco Aunt Audrey #1 and the SueAnn Tacquard #1 wells as of December 31, 2006: The properties produce both oil and gas.

	Oil		Natural Gas	
	Gross	Net	Gross	Net
Britanco Aunt Audrey #1, Texas-	1 well	37.5%		37.5%
Sue Ann Tacquard #1, Texas	1 well	9.375%		9.375%

OIL AND GAS PROPERTIES

The following description is applicable to the Company as at December 31, 2006.

Britanco Aunt Audrey #1, Bee County, Texas

The Company has a 50% working interest, 37.5% net revenue interest, in a well on a lease containing approximately 60 acres in the Yoward Field, Bee County, Texas. The well is a re-entry and workover and re-completion of an undeveloped Wilcox sand. The original well , the Morris Cannan Goree #1C was drilled in 1979 and reached a total depth of 11,187'. The location is ten miles west of the town of Pettus in a productive Wilcox trend. The objective sand, the 7900' sand was perforated on October 25, 2006 over the interval 7890-7895. The well has subsequently cleaned up and was flowing gas at a rate between 400 and 500 Mcf/d with condensate (51° API). Production for the months of November and December, 2006 was 34.7 MMcf and 1,284 barrels of condensate.

Total Eclipse SueAnn Operating George Tacquard #1

The well, SueAnn Tacquard #1 was drilled to a depth of 9750 feet to target four historically productive Frio sands. All four sands were encountered. The Upper Intrepid, the primary prospect, is on production. The additional Frio sands appear hydrocarbon bearing on electric logs but have not been taken into account in this report. The Oligocene Frio sands are thick, laterally extensive, are porous and permeable and are separated by regionally extensive shales

deposited during transgressions. During the Tertiary, huge quantities of terrigenous sediments were deposited as gulfward thickening sedimentary wedges along the Texas Gulf Coast. The shale and sand making up these wedges were transported across a broad fluvial plain and deposited in deltaic complexes or were reworked by marine processes into strandlines and barrier islands. Growth faults developed contemporaneously at the site of maximum deposition as a result of rapid loading of large quantities of deltaic and strandplain sands onto previously deposited prodelta and shelf muds. These growth faults allowed the accumulation of extremely thick sections of sand and also caused the isolation of many of these sand bodies from porous updip sands (Bruce, 1973, Jones, 1975). The well lies within the Total Eclipse field, a typical Gulf Coast high side fault closure juxtaposing porous and permeable Frio sands on the high side (north) of the field trapping fault against Anahuac shale on the low side (south) of the main trapping fault. This sequence creates a typical Gulf Coast sand against shale, good fault seal, and high side fault closure structure. An east-west trending down-to-the-coast fault with approximately 200 feet of throw provides the southern limit of the field.

The SueAnn Tacquard #1 well reached total depth of 9750 feet on October 11, 2006 and was completed by October 31, 2006. The Upper Intrepid #1 sand was encountered from 9,462' to 9,496' (34 feet gross sand) with 26 feet of net pay (9462'-9488'). A sample from a Formation Multi-Tester at 9,580' recovered 300 cm3 of 42 API oil and 28 cubic feet of gas. The well was perforated from 9,479' to 9,484'. The well was flowed for clean-up and testing during the period from November 1, 2006 to November 15, 2006. The recovery was 3,678 barrels of oil and 5,452 Mcfg. The well is currently on production. It is worth noting that the while the historical gas oil ratio for the field is 5000, the test returned a much lower rate i.e.1482. This ratio will vary greatly by perforation, by well and by reservoir, thus it is a very general estimate but is one that has been observed over the history of the field. The location of the perforations near the base of the hydrocarbon column in this well has had an effect on this ratio and only the production history of the well will tell the true story. The well will most likely be a highly gassy oil well or a highly liquid gas well.

In consultation with the technical staff in Houston, the question of the potential "gas sand" crossover at 9,475' was discussed. They are of the opinion that this is a result of log response to variations in the porosity and permeability and that there does not exist a separate gas zone in the middle of the Upper Intrepid Sand. The entire pay zone is considered to be an oil rich gas sand that is in vertical communication. In order for there to exist a gas sand in the middle of the section there must be sufficient impermeable material above it and this is not evident from the electric logs. Based on previous field production from offset wells within the overall Upper Intrepid sand reservoir, the lack of identifiable shale breaks on the electric log within the Upper Intrepid Sand and the well performance, it is highly probable that all three zones are in vertical communication and the salt water content (Sw) variations from zone to zone within the reservoir are normal variations explained by lateral and vertical changes in the reservoirs porosity, permeability, and clay type.

Listed below are the calculated porosities and saltwater saturations for the Upper Intrepid #1 Sand:

Zone	Log measured depth	Salt water %	Porosity %
Upper	9462'-9473'	53	27
Middle	9473'-9482'	39	29.5
Lower	9482'-9488'	43	26

Additionally, in discussions with respect to the question of a recovery factor, historically the Gulf Coast sands have recovery factors of 20-50%. In this instance, because of the history and nature of the Total Eclipse field reservoirs, the oil recovery is likely to be in the 20-30% range. The normal industry standard on the Gulf Coast is to assign a barrels per acre foot factor which has already taken into account the recovery factor. 300 bbls/ac.ft is typically used as recoverable oil for a depletion type reservoir analogous to the Total Eclipse field. Experience in the Gulf Coast area indicates that the salt water saturation is in the range of 40-50%, so a 50% factor was utilized.

The offset well, the Elliot Oil and Gas Tacquard #1 (previously the Rutherford Tacquard #1) was sidetracked in 2005. For the period October 2005 to October 2006, the well produced 14,441 barrels of oil and 89 MMcfg. The well contains 25 feet of net pay over a gross sand section of 27 feet. The well is structurally flat to the SueAnn Tacquard #1. Other downdip wells which previously produced from the same horizon are now watered-out or mostly watered out and plugged. Sidewall cores from the originally drilled well in 1984 indicated a condensate zone in the Big Gas Sand #1A from 9448 (-9406) to 9460 (-9418) and an oil zone Upper Intrepid Sand #1from 9474 (-9432) to 9490 (-9448).

COSTS INCURRED

Capital costs incurred by the Company on these oil and natural gas properties for the period ended December 31, 2006 were $44,076.

EXPLORATION AND DEVELOPMENT ACTIVITIES

Development or exploration costs incurred by the Company on these oil and natural gas properties for the period ended December 31, 2006 were $593,975.

PROPERTIES WITH NO ATTRIBUTED RESERVES

There are no other properties.

FORWARD CONTRACTS

There are no forward contracts for the period ended December 31, 2006

ABANDONMENT AND RECLAMATION COSTS

The estimated well total abandonment costs included in the report are based upon a $20,000 per well cost. The estimated well abandonment cost to be incurred over the next five years is estimated to be $0.

TAX HORIZON

The US entity at the year end 2006 was taxable in the USA. The tax rate of the consolidated Canadian entity is reduced by virtue of the tax credits on consolidation. The assumed tax rate is a calculation based on the tax position of the individual companies after consolidation. **For purposes of the economic runs an assumed tax rate of 29% has been used.**

PRODUCTION ESTIMATES

The following table discloses for each product type the total volume of production **to the Company's interest** estimated for 2007.

	Light and medium oil	Natural Gas
	(bbl)	(Mcf)
Aunt Audrey #1	1,395	55,781
Tacquard #1	4,282	21,410
	5,677	77,191

Production data received subsequent to the year end indicates that the Tacquard #1 well is not performing up to the expectations. There has been a water influx in the Tacquard #1 and it is suspected that the casing cement is not competent.

PRODUCTION HISTORY

The following table sets forth certain information in respect of production, product prices received, royalties, production volumes **for the Company's interest** for the quarter and year ending December 31, 2006.

Average daily production

	Period ended December 31, 2006	**Quarter ended December 31, 2006**
Natural Gas (Mcf/d)	224	224
Oil (bbl/d)	9	9

Prices received, royalties paid, production costs and netbacks –

Natural Gas

	Period ended December 31, 2006	**Quarter ended December 31, 2006**
Prices received	$9.49	$9.49
Royalties paid	($2.37)	($2.37)
Production costs	($1.00)	($1.00)
Netback	$6.12	$6.12

Production volume by field

The following table discloses **the Company's production** volume for the period ended December 31, 2006.

	Period ended December 31, 2006 Natural Gas (Mcf)/Oil (bbls)	**Quarter ended December 31, 2006 Natural Gas (Mcf)/Oil (bbls)**
Aunt Audrey #1, Yoward Field	13,017/201	13,017/201
SueAnn Tacquard #1	724/68	724/68
Total	13,741/269	13,741/269

CERTIFICATE OF QUALIFICATIONS

I, **BARRY L. WHELAN**, of the city of Vancouver, Province of British Columbia, do hereby certify:

1. That I did prepare a review of the oil and gas properties in which Opal Energy Corp. through Opal Energy Inc. holds an interest.

2. That I am a Professional Geoscientist in the Province of British Columbia and that I have in excess of forty years experience as a Geologist, fifteen years with Gulf Oil Corporation and twenty five years as a Consulting Geologist.

3. That I have experience in exploration and development geology in North America, South America, Asia, Africa and Europe and that I have worked in the area which is covered in this report.

4. That I have performed evaluations of a similar type to this evaluation continuously starting in 1970 with Gulf Oil Corporation and subsequently as a consultant to individuals and companies since 1980.

5. That I have conducted the evaluation in accordance with generally accepted industry standards.

6. That I have no interest, direct or indirect, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in Opal Energy Corp.

7. That a personal field inspection of the property was not made. The report was generated by material from public records and the private files of operator, and the joint venture partner.

8. That the joint venture partner provided ownership data.

Dated at Vancouver, British Columbia on the 20th day of July, 2007

"BARRY L. WHELAN, P. GEO."


San Antonio
Beeville
Corpus Christi
Victoria
LEASE BLOCK
LOCATION
N
Gulf Of Mexico
0 10 miles
0 20 km
Opal Energy Inc.
AUNT AUDREY #1
YOWARD FIELD
BEE COUNTY, TEXAS
LOCATION MAP
Figure 1
April 2007



57°30'W
55°00'W
N
OUTLINE of SURVEY
Mineral
32°30'N
THOMAS BARTON SURVEY
A-83
BRITANCO
AUNT AUDREY #1
BRITANCO
AUNT AUDREY
LEASE BLOCK
30°30'N
0
4000ft
0
1000m
Opal Energy Inc.
AUNT AUDREY #1
YOWARD FIELD
BEE COUNTY, TEXAS
LEASE LOCATION MAP
Figure 2
April 2007



N
THOMAS BARTON SURVEY
A-83
BRITANCO
AUNT AUDREY
LEASE BLOCK
CANNAN
Goree
1
8325'
WOFFORD
Goree
1
9428'
CARR
Goree
1
7506'
NORTHERN PUMP
Knight
A-1
7280'
1-C
11,211'
BRITANCO
AUNT AUDREY #1
LEGEND
Oil Well
Gas Well
Shut in
0
2000ft
0
500m
Opal Energy Inc.
AUNT AUDREY #1
YOWARD FIELD
BEE COUNTY, TEXAS
LEASE BLOCK
(60 Acres)
Figure 3
April 2007



N
THOMAS BARTON SURVEY
A-83
BRITANCO
AUNT AUDREY
LEASE BLOCK
SKELLY
Goree
-7485' 1-O
7604'
CANNAN
Goree
1
8325'
WOFFORD
Goree
1 -7469'
9428'
CARR
Goree
NDE 1
7506'
NORTHERN PUMP
Knight
NDE A-1
7280'
-7422' 1-C
11,211'
BRITANCO
AUNT AUDREY #1
-7420
-7440
-7460
-7480
LEGEND
Oil Well
Gas Well
Shut in
0
2000ft
0
500m
Opal Energy Inc.
AUNT AUDREY #1
YOWARD FIELD
BEE COUNTY, TEXAS
STRUCTURE ON TOP OF
7900' SAND
No visible water contact on logs
Figure 4
April 2007



ALVIN
GALVESTON
SUEANN PROSPECT LEASE BLOCK
SUEANN TACQUARD #1 OIL WELL
0 2 miles
0 2 km
N
Opal Energy Inc.
SUEANN PROSPECT
TOTAL ECLIPSE FIELD
GALVESTON COUNTY, TEXAS
LOCATION MAP
Figure 1
Dec. 2006


N
PIPELINE
BRISCOE
Cloud
ELEVATED
PIPELINE
CANAL
ROAD
SUEANN PROSPECT
LEASE BLOCK
A. SWINGLE
A-187
A. ESTIS
A-57
LACQUARD
Willow
Bayou
95°07'30"
BM 14
OAK
2004
Cloud
29°17'30"
GALVESTON COUNTY
BRAZORIA COUNTY
DITCH
Halls Bayou
Camp
0
2000ft
0
500m
Base is from 1:24,000 scale quadrangle maps
Opal Energy Inc.
SUEANN PROSPECT
TOTAL ECLIPSE FIELD
GALVESTON COUNTY, TEXAS
LEASE BLOCK
(118.39 Acres)
Figure 2
Dec. 2006



N
RUTHERFORD PERRY #1
0/
RUTHERFORD LEECH #1
26/34
SUEANN TACQUARD #1
o/w (-9456')
10'
20'
30'
SUEANN OPERATING LEASE
25/27
RUTHERFORD TACQUARD #1
LEGEND
Oil Well
26/34 Net Pay / Gross Pay (feet)
0
1000ft
0
250m
Opal Energy Inc.
SUEANN PROSPECT
TOTAL ECLIPSE FIELD
GALVESTON COUNTY, TEXAS
NET PAY ISOPACH
UPPER INTREPID SAND #1
Figure 3
Dec. 2006

Opal Energy Corp.
Constant Prices
Aunt Audrey #1/Tacquard #1
All amounts in $Cdn

Table 4
Dec-06
Opal cashflow

SUMMARY
RESERVES AND ECONOMICS
EFFECTIVE DECEMBER 2006
CONSTANT PRICES

Year	Gross Oil Prod bbls	Net Oil Prod bbls	Gross Gas Prod Mcf	Net Gas Prod'n Mcf	Price $/bbl	Price $/Mcf	Revenue $000s	100% rev. $000s	25% Royalty $000s	Net Oil Revenue $	Net Gas Revenue $	Total $
2007	49,175	5,595	377,125	77,191	$71.15	$6.43	$894	$1,193	$298	$398,051	$496,341	$894,392
2008	36,250	4,087	273,123	54,890	$71.15	$6.43	$644	$858	$215	$290,822	$352,945	$643,768
2009	26,727	2,988	197,946	39,057	$71.15	$6.43	$464	$618	$155	$212,594	$251,137	$463,730
2010	19,709	2,185	143,564	27,809	$71.15	$6.43	$334	$446	$111	$155,489	$178,811	$334,300
2011	14,537	1,599	104,197	19,813	$71.15	$6.43	$241	$322	$80	$113,781	$127,399	$241,180
2012	10,724	1,171	75,677	14,126	$71.15	$6.43	$174	$232	$58	$83,301	$90,831	$174,132
2013	7,912	858	55,001	10,078	$71.15	$6.43	$126	$168	$42	$61,015	$64,803	$125,818
2014	5,838	628	40,001	7,195	$71.15	$6.43	$91	$121	$30	$44,711	$46,267	$90,978
2015	4,309	461	29,111	5,141	$71.15	$6.43	$66	$88	$22	$32,779	$33,056	$65,835
2016	3,180	338	21,199	3,676	$71.15	$6.43	$48	$64	$16	$24,041	$23,634	$47,675
	178,360	19,910	1,316,942	258,977			$3,082	$4,109	$1,027	$1,416,584	$1,665,224	$3,081,807
										46%	54%	

Opal Energy Corp.
Constant Prices
Aunt Audrey #1/Tacquard #1
All amounts in $Cdn

Table 4
Dec-06
Opal cashflow

	Oil Prod Tax 4.6%	Gas Prod Tax 7.5%	Ad Valorum 4%	Op Costs*	Aband't	Capital costs	Future Net Cash Flow	Cumulative Cash Flow
	$	$	$	$	$	$	$000s	$000s
2007	$18,310	$37,226	$17,693	$13,052	$0	$8,578	$800	$800
2008	$13,378	$26,471	$13,093	$13,704	$0	$0	$577	$1,377
2009	$9,779	$18,835	$9,689	$14,115	$0	$1,500	$411	$1,788
2010	$7,152	$13,411	$7,170	$14,539	$0	$0	$292	$2,080
2011	$5,234	$9,555	$5,306	$14,975	$0	$1,500	$206	$2,286
2012	$3,832	$6,812	$3,926	$15,424	$0	$0	$144	$2,430
2013	$2,807	$4,860	$2,905	$15,887	$0	$0	$99	$2,530
2014	$2,057	$3,470	$2,150	$16,364	$0	$0	$67	$2,597
2015	$1,508	$2,479	$1,591	$16,854	$0	$0	$43	$2,640
2016	$1,106	$1,773	$1,177	$17,360	$14,486	$0	$12	$2,652
	$65,163	$124,892	$64,701	$152,274	$14,486	$11,578	$2,652	
		$254,755						

Future Revenue at 10% Discount	
Oil $	Gas $
$1,061,148	$1,262,068
$2,323,216	

* Op. Costs inflated at 5%/year

	Before Tax	Tax Paid	After Tax
	$000s	$000s	$000s
Net present Value @ 0%	$2,652	$769	$1,883
Net present Value @ 5%	$2,301	$667	$1,633
Net Present Value @ 10%	$2,027	$588	$1,439
Net Present Value @ 15%	$1,808	$524	$1,284
Net Present Value @ 20%	$1,631	$473	$1,158

Before Tax		After Tax	
Oil (46%)	Gas (54%)	Oil	Gas
$000s	$000s	$000s	$000s
$1,225	$1,427	$869	$1,013
$1,057	$1,244	$750	$883
$927	$1,100	$658	$781
$824	$985	$585	$699
$740	$890	$526	$632

Opal Energy Corp.
Forecast Prices
Aunt Audrey #1/Tacquard #1
All amounts in $Cdn

Table 5
Dec-06
Opal cashflow

SUMMARY
RESERVES AND ECONOMICS
EFFECTIVE DECEMBER 2006
FORECAST PRICES

Year	Gross Oil Prod	Net Oil Prod	Gross Gas Prod	Net Gas Prod'n	Price	Price	Revenue	100% rev.	25% Royalty	Net Oil Revenue	Net Gas revenue	Total
	bbls	bbls	Mcf	Mcf	$/bbl	$/Mcf	$000s	$000s	$000s	$	$	$
2007	49,394	5,677	377,125	77,191	$69.52	$9.04	$1,118	$1,491	$373	$420,458	$697,621	$1,118,080
2008	36,403	4,145	273,123	54,890	$73.80	$9.64	$851	$1,135	$284	$322,299	$529,092	$851,391
2009	26,834	3,028	197,946	39,057	$72.90	$9.17	$572	$762	$191	$218,058	$353,766	$571,824
2010	19,784	2,214	143,564	27,809	$68.03	$8.72	$390	$520	$130	$148,954	$241,413	$390,367
2011	14,589	1,619	104,197	19,813	$64.34	$8.89	$278	$371	$93	$103,013	$175,407	$278,420
2012	10,760	1,185	75,677	14,126	$65.63	$9.03	$203	$271	$68	$75,975	$127,013	$202,989
2013	7,938	867	55,001	10,078	$66.93	$9.16	$149	$198	$50	$56,714	$91,866	$148,579
2014	5,856	635	40,001	7,195	$68.28	$9.30	$109	$145	$36	$42,359	$66,583	$108,942
2015	4,321	465	29,111	5,141	$69.24	$9.44	$80	$107	$27	$31,654	$48,281	$79,935
2016	3,189	341	21,199	3,676	$71.01	$9.58	$59	$78	$20	$23,666	$35,028	$58,694
	179,069	20,176	1,316,942	258,977			$3,809	$5,079	$1,270	$1,443,150	$2,366,070	$3,809,220
										38%	62%	

Opal Energy Corp.
Forecast Prices
Aunt Audrey #1/Tacquard #1
All amounts in $Cdn

Table 5
Dec-06
Opal cashflow

	Oil Prod Tax 4.6%	Gas Prod Tax 7.5%	Ad Valorum 4%	Op Costs*	Aband't	Capital costs	Future Net Cash Flow	Cumulative Cash Flow
	$	$	$	$	$	$	$000s	$000s
2007	$19,341	$52,322	$20,665	$13,052	$0	$8,578	$1,004	$1,004
2008	$14,826	$39,682	$16,135	$13,704	$0	$0	$767	$1,771
2009	$10,031	$26,532	$10,852	$14,115	$0	$1,500	$509	$2,280
2010	$6,852	$18,106	$7,641	$14,539	$0	$0	$343	$2,623
2011	$4,739	$13,155	$5,511	$14,975	$0	$1,500	$239	$2,862
2012	$3,495	$9,526	$4,117	$15,424	$0	$0	$170	$3,032
2013	$2,609	$6,890	$3,099	$15,887	$0	$0	$120	$3,152
2014	$1,949	$4,994	$2,335	$16,364	$0	$0	$83	$3,236
2015	$1,456	$3,621	$1,759	$16,854	$0	$0	$56	$3,292
2016	$1,089	$2,627	$1,325	$17,360	$14,239	$0	$22	$3,314
	$66,385	$177,455	$73,440	$152,274	$14,239	$11,578	$3,314	
		$317,280						

Future Revenue at 10% Discount

Oil $	Gas $
1,092,427	1,794,938
2,887,365	

* Op. Costs inflated at 5%/year

	Before Tax	Tax Paid	After Tax	Before Tax Oil (38%)	Before Tax Gas (62%)	After Tax Oil	After Tax Gas
	$000s	*$000s*	*$000s*	*$000s*	*$000s*	*$000s*	*$000s*
Net present Value @ 0%	$3,314	$961	$2,353	$1,249	$2,064	$887	$1,466
Net present Value @ 5%	$2,880	$835	$2,044	$1,081	$1,799	$767	$1,277
Net Present Value @ 10%	$2,541	$737	$1,804	$950	$1,590	$675	$1,129
Net Present Value @ 15%	$2,270	$658	$1,612	$847	$1,423	$601	$1,011
Net Present Value @ 20%	$2,050	$594	$1,455	$763	$1,287	$542	$914

FORM 51-101F
STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

Part 1 **Date of Statement**

Item 1.1 Relevant Dates

1 Date of the statement, July 20, 2007.
2 The effective date of the information being provided, December 31, 2006
3 The preparation date of the information being provided, July 20, 2007.

Part 2 **Disclosure of reserves data**

Item 2.1 Reserves data (Constant Prices and Costs)

Breakdown of proved reserves (Constant Case)
a) proved developed producing reserves

Country	Gross reserves	Net reserves
U.S.A.		
Gas (MMcf)	1,316	259
Oil (Mbbls)	179	20

b) Proved developed non-producing reserves, not applicable.
c) Proved undeveloped reserves, not applicable.
d) Proved reserves in total, as above.

Item 2.2 Reserves Data (Forecast Prices and Costs)

Country	Gross reserves	Net reserves
U.S.A.		
Gas (MMcf)	1,316	259
Oil (Mbbls)	179	20

Item 2.3 Additional information concerning future net revenue (Constant Case)

Country	U.S.A.
Revenue	$4,109
Royalties + state taxes	$1,282
Operating costs	$152
Devel. costs	$11
Abandon/reclam'n	$14

Part 3
Pricing Assumptions

Item 3.1 Prices used are those prices in effect at the time of production and sales.

Net present value ($Cdn) of future net revenue (Constant Case)

Country	No discount ($000S)	10% discount ($000S)
U.S.A	$2,652	2,027

Item 3.2

Net present value ($Cdn) of future net revenue (Forecast Case)

Country	No discount ($000S)	10% discount ($000S)
U.S.A	$3,314	2,541

Part 4 **Reconciliations of Changes in Reserves and Future Net Revenue**
(based on forecast prices, ($000s)

Estimated future net revenue at December 31, 2005	$0
Discoveries	$3,314
Estimated future net revenue at December 31, 2006	$3,314

Part 5 **Additional Information Relating to Reserves Data**

Item 5.1 There are no undeveloped reserves. No reserves were assigned to the acreage.

Item 5.2 Significant factors or uncertainties include product prices and purchase contracts.

Item 5.3 Future Development costs have not been taken into account because the Company plans to finance any additional wells from revenues.

Executed as to our report referred to above:

"Barry L. Whelan"

B.L. Whelan, P. Geo.
Evaluator
Vancouver, British Columbia
Execution Date: July 20, 2007

FORM 51-101F2
REPORT ON RESERVES DATA
BY INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

Report of Reserves Data

To the board of directors of Opal Energy Inc. (the "Company"):

1. We have evaluated and reviewed the Company's reserves data as at December 31, 2006. The reserves data consist of the following:

   (a) (i) proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

   proved oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs

   (ii) the related estimated future net revenue

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation/review.

   We carried out the valuation and review in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy& Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation/ review to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation/review also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated and reviewed by us for the period ended December 2006 and identifies the respective portions thereof that we have evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate ($000s)
			Evaluated Total
			Constant price/forecast price
B.L. Whelan, P. Geo.	July 20, 2007	U.S.A.	
Totals			$2,027/$2,541

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

"Barry L. Whelan"

B.L. Whelan, P. Geo.
Evaluator
Vancouver, British Columbia
Execution Date: July 20, 2007

FORM 51-101F3
REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE
(incorporating amendments of September 19, 2005)

Report of Management and Directors on Reserves Data and Other Information

Management of Opal Energy Corp. (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements.

This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs: and
(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs: and
(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data.

The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The board of directors of the Company has
(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator:
(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation, to inquire whether there had been disputes between the previous independent qualified reserves evaluator and management;
and
(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved:
(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;
(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and
(c) the content and filing of this report.

Because the reserves data is based on judgment regarding future events, actual results will vary and the variations may be material.

"Ronald E. Oligney"
Ronald E. Oligney, CEO

"John H. McAdam"
John H. McAdam, President

"Nelson W. Baker"
Nelson W. Baker, Director

"Ken Thorsen"
Ken Thorsen, Director

August 31, 2007

RECEIVED

2007 NOV 28 P 8:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: Opal Energy Corp.(formerly Boulder Mining Corporation

Fiscal year end date used to calculate capitalization: December 31, 2005

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 62,488,333	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) 0$.151	
Market value of class or series	(i) X (ii) =	(A) $9,451,360
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$9,451,360

Participation Fee ______

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \quad \times \quad \text{Number of entire months remaining in the issuer's fiscal year}}{12} = ______$$

Late Fee, if applicable

(As determined under section 2.5 of the Rule) ______

RECEIVED

2007 NOV 28 P 8:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 52-109F2 *Certification of Interim Filings*

I, ***Ronald Oligney, Chief Executive Officer of Opal Energy Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Opal Energy Corp.***, (the issuer) for the interim period ending ***June 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 28, 2007

"Ronald Oligney"
Ronald Oligney
Chief Executive Officer

RECEIVED
2007 NOV 28 P 8: 24

Form 52-109F2 *Certification of Interim Filings*

I, ***James Grinnell, Chief Financial Officer of Opal Energy Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Opal Energy Corp.***, (the issuer) for the interim period ending ***Juneh 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 28, 2007

"James G. Grinnell
James Grinnell
Chief Financial Officer

OPAL ENERGY

TSX-V: OPA

Management Discussion and Analysis

August 23, 2007

Fellow Shareholders:

Opal Energy is a company born out of huge oil and gas opportunities that continue to persist in Texas more than a century after the Spindletop gusher. The current market price for oil and gas make the modern day, and already famous, "Jack 2" type of giant discoveries, just as lucrative, if not more so. Opal's basic vision and strategy has been to assemble the best-in-Texas class of professionals to pursue and develop Opal's own giant opportunities. And with the closing of a $25 million financing in late-June, we now have everything needed to execute and deliver in the Texas oil patch.

The vision is quickly turning to reality. Look for the enterprise value of Opal to climb predictably based on the strength of our current slate of activities.

South Texas Program. Despite several months of historic rainfall and flooding, 58 percent of the source points (shot holes) have been drilled and loaded with explosives in our 75 sq. mi. SW Victoria 3D Survey. With all five drilling crews again working, data recording should begin in five to six weeks. We now expect the data will be shot, processed and loaded on the workstations by year-end. Initial "Post Shoot" drilling targets will be identified and added to our various pre-shoot opportunities in the first quarter of 2008. Fresh seismic data remains the gold standard for oil and gas exploration.

Big BCF strategy. Opal's base plan calls for drilling two to four "Big BCF" wells a year. While the probability of any one well is less than say a development type of well, a single success has the potential to dramatically impact the value of Opal. The first of four wells planned for the second half of 2007 has been drilled; the Kane-Brandon #1, did *not* turn out to be a company-maker, but the well *is* expected to return the drilling risk capital and 2-3 times Opal's investment. Opal is set to commence drilling over the next few weeks on its next Big BCF target.

Please note that Opal Energy entered a certain privileged league of Texas oil and gas companies when it set casing and took over operations in the Kane-Brandon #1 well in mid-August. This is a world class well based on its depth (18,500 ft), high pressure (16,000 psi-plus) and high temperature (440°F).

Texas Giants strategy. Opal has two Giant natural gas targets so far and anticipates additional announcements by yearend. By definition, these multi-TCF (trillion cubic feet) targets are consequential, not just for Opal but on the scale of U.S. oil and gas activities at large. The extreme size (and associated exploration risk!) make these targets obvious for funding by an external 3rd party—meaning Opal will be refunded its up-front costs and granted a 25 percent carried interest in each prospect. The bottom line will be nearly risk-free exposure to potentially significant natural gas revenue.

China activities. Opal continues to expand its presence in China and galvanize its relationships with the major Chinese national oil companies—both with an eye toward major Chinese investment in North America and potentially uncovering additional multi-TCF drilling targets in China.

It's getting pretty simple. Opal now has the people assets and capital to pursue a robust mix of opportunities in oil and gas—still the El Dorado of all investments. Enterprise Opal is set for a long steady march forward.

Just watch us now.

Sincerely

Ronald E. Oligney
Chief Executive Officer
Opal Energy

1. Results of Operations and Financial Condition

The loss for the six month period ended June 30, 2007 was $2,201,828 as compared to a loss of $3,294,435 during the comparative period in 2006 (the "Prior Period"): a decrease in loss of $ 1,092,607. The primary causes of the decrease in loss are the result of a reduction in write off of resource properties, offset by increased salaries and wages, increased stock based compensation. The loss for the three month period ended June 30, 2007 was $1,761,637 as compared to a loss of $2,104,707 during the comparative period in 2006: a decrease in loss of $343,070. The same primary causes affected both the three and six month periods.

Production for the three month period ended June 30, 2007 was 32,945 mcf of Gas and 1,616 barrels of oil and for the six month period ended June 30, 2007 was 73,451 mcf of Gas and 2,924 barrels of oil from two producing properties. Both producing properties commenced production in the 4th quarter of 2006.

Administration Costs for the six month period to June 30, 2007 of $2,406,556 were significantly higher when compared to $206,877 in the prior period, an increase of $2,199,679. This cost increase is primarily due to increased salaries, consulting costs, general office costs and stock based compensation relating to the Company's newly acquired subsidiary, Opal Energy Inc. Administration costs for the three month period ended June 30, 2007 were $1,841,614 compared to $111,969 for a similar period in 2006, and increase of $1,729,645. The same primary causes affected both the three and six month periods

Opal Energy Corp through its subsidiary Opal Energy Inc is an oil and gas exploration company focusing on natural gas exploration in Texas.

Production Information:

	Three month period Ended June 30, 2007	Six month period Ended June 30, 2007	Year Ended December 31, 2006
Net production:			
Gas (mcf)	32,945	73,451	42,435
Oil (barrels)	1,616	2,924	1,284
Oil Equivalent (at a 6:1 conversion gas to oil)	7,107	14,592	8,357

The Annual Report to Shareholders including the Company's audited financial statements for the year ended December 31, 2006 provides further review of its operations.

2. Financing, Principle Purposes and Milestones

During the period ended June 30, 2007 the Company completed a non-brokered private placement of 125,000,000 common shares at $0.20 per share for gross proceeds of $25.0 million. These funds will be used for working capital, to fund natural gas exploration wells and to search for very large natural gas exploration targets.

During the quarter ended March 31, 2007, the Company completed financings totaling $2.15 million and received an additional $2.29 million from the exercise of warrants.

Previous milestones are as follows:

On July 18th the Company announced the agreement to acquire Opal Energy Inc., ("Opal"); a Texas based oil and gas exploration company. The intent of the acquisition was to accelerate the Company's current natural gas strategy and to bring in house the talented Opal management team led by Mr. Ron Oligney. The agreement was subject to successful due diligence by both parties and to the receipt of regulatory approval by September 15, 2006 unless otherwise extended by Opal. The consideration to be paid by the Company for the acquisition of Opal was the issuance of 18 million common shares of the Company to Ron Oligney and the assumption of up to US$700,000 of liabilities of Opal. This acquisition was completed as reported on October 24, 2006. The shares issued are subject to a time release agreement such that 25% of the shares shall be relieved from resale restriction every 6 months.

Aunt Audrey # 1 Well, Bee County, Texas

The Company entered into an agreement with Britanco LLC to fund the project. The agreement called for the Company, to fund 100% of the costs, in return for a 50% working interest in the well, equivalent to a 37.5 % net revenue interest allowing for the 25% landowner royalty. The well was put to sales in October 2006.

Sue Ann Taquard # 1 well, Galveston County, Texas

The Company committed to fund 2/3 of the drilling costs and 50% of the completion costs pursuant to an agreement with the Sue Ann Operating Company. In turn, the Company arranged for three other parties to participate in the well such that the Company funded 25% and the other parties funded 75% of the above noted commitment. This resulted in the Company acquiring a 12.5% working interest, equivalent to a 9.375 % net revenue interest allowing for the 25% landowner royalty. This well was completed in November 2006.

Lampley # 1 Well, Lavaca County, Texas

On March 9, 2007 the Company reported that the Lampley well which was funded as to 70% by the Company would not provide an adequate return on the completion costs and the decision was made not to set pipe.

Musselman #1 Well, Jackson County, Texas

The Company funded 100% of the costs of the Musselman #1 Well which was drilled and tested. It was determined that it was not economic and the decision was made to plug and abandon the well during the current quarter.

K-2 Kane Brandon #1 Well, Colorado County, Texas

The Company contributed 16.67% of the costs to earn a 12.5% interest in the K-2 Kane Brandon #1 well that was spudded late in the current quarter.

Seismic Shoot Victoria County, Texas

Opal Energy and Paleon Oil and Gas Limited are funding, on a 70:30 basis, a 79 square mile 3-D Seismic Shoot, in Victoria County, Texas pursuant to an agreement with a private Texas company. The project involved a substantial land acquisition effort which was the primary activity in 2006. Acquiring agreements with over 1800 landowners is substantially completed and the project in the second quarter of 2007 is into the field work phase. We now expect the data will be shot, processed and loaded on the workstations by year-end. Initial "Post Shoot" drilling targets will be identified and added to our various pre-shoot opportunities in the first quarter of 2008.

3. Subsequent Events

Subsequent to the quarter ended June 30, 2007:

a) The Company granted 400,000 stock options at an exercise price of $0.25, expiring on or before July 17, 2012. The options are subject to a vesting schedule and any shares acquired pursuant to the option agreements may not be sold within 4 months of granting.

b) The Company received all of the Share Subscriptions Receivable in early July, following the exchange of the share certificates for cash.

c) The Company took over operator-ship in the K-2 Kane Brandon #1 from Milagro Exploration effectively increasing its working interest in the well to 100%.

4. Liquidity and Solvency

As at June 30, 2007, the Company had a cash balance of $9,631,695, accounts receivable of $3,464,964 and a working capital of $11,028,288. This compares to cash of $1,205,416, accounts receivable of $1,130,563 and a working capital of $ 1,844,284 at year end 2006.

Working capital does not include $10,519,300 in share subscriptions receivable that was received shortly after the June 30, 2007 quarter end.

The Company raised $2.15 million in February 2007 through the issue of 10,374,500 units priced at $0.23 per unit. Each unit comprises one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.35 prior to February 8, 2008 (8,374,500 warrants) and February 21, 2008 (2,000,000 warrants). During the fourth quarter of last year and the first two months of 2007, the Company netted $3.0 million through the exercise of 30.0 million warrants. These funds were used to provide working capital and funding for oil and gas exploration projects.

On June 29, 2007 the Company announced that it has completed a non-brokered Private Placement through the issue of 125,000,000, common shares priced at $0.20 per share for gross proceeds of $25 million.

5. Disclosure and Financial Reporting Controls

Management is satisfied with the effectiveness of the Company's disclosure controls and procedures employed during the current year and more specifically, at June 30, 2007.

The Company has not made any change in internal control over financial reporting during the past year.

6. Off Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

7. Disclosure of Outstanding Share Data

As at August 28, 2007 the Company had the following common shares, warrants and stock options outstanding:

Common Shares	301,148,450
Warrants	10,374,500
Stock Options	11,850,000
Fully diluted shares outstanding	323,372,950

8. Related Party Transactions

The Company entered into the following transactions with related parties as follows:

a) Paid or accrued consulting fees of $81,706 (2006 - $Nil) to a director and an officer of the Company.

b) Paid consulting fees of $36,000 to a partnership in which a non-salaried officer is a control person.

Included in accounts payable as at June 30, 2007 is $29,459 (2006 - nil) payable to a director and an officer of the Company.

These transactions were in the normal course of operations and were measured, where applicable, at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Outlook

The Company expects to rely upon equity subscriptions to satisfy its capital requirements, including capital to finance its major exploration activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. A further source of financing is the Company's modest cash flow and partner participation in various projects.

Cautionary Notes

Certain statements in this document, including statements which may contain words such as "could", "expect", "believe", "will", and similar expressions, and statements related to matters that are not historical facts, are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those set out herein, which may cause the actual results, performances, or achievements of Opal Energy Corp (the "Company") to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

These unknown risks and uncertainties include, among other things, financial results, market and industry expectations, the oil and gas exploration industry, general economic, business and political conditions, loss or addition of key employees, stock market volatility, changes in laws and regulations, the Company's ability to compete successfully, adapt to changing industry standards and other factors.

All forward-looking statements in this document are based on management's beliefs, intentions and expectations with respect to future events and are subject to certain risks, uncertainties and assumptions as of the date of this Management Discussion and Analysis ("MD&A"). In light of the many risks and uncertainties that may cause future results to differ materially from those expected, the Company cannot give assurance that the forward-looking statements contained in this document will be realized. Forward-looking statements are not guarantees of future performance. The Company assumes no obligation to update its forward-looking statements to reflect subsequent information or events.

Selected Annual Information

	For the years ended December 31		
	2006	2005	2004
Total revenues (including interest & other income)	266,284	36,071	20,487
Loss before write off of exploration properties, the acquisition of Opal Energy Inc. and future income tax recovery	1,321,895	430,125	487,056
Future income tax recovery	-	-	435,507
Loss for the year	10,270,530	458,163	473,263
Loss for the year per share	0.09	0.01	0.01
Total assets	6,330,733	5,833,707	3,221,634
Total long-term financial liabilities	34,072	17,653	0

Summary of Quarterly Results

	For the quarters ended:			
	June 30, 2007	March 31,2007	Dec. 31, 2006	Sept. 30, 2006
Total revenues (including interest & other income)	165,123	201,754	219,522	21,098
Loss before write off of exploration properties and the acquisition of Opal Energy Inc.	1,761,637	440,181	979,391	114,563
Loss for the period	1,761,637	440,181	6,861,532	114,563
Loss for the period per share	0.01	0.00	0.06	0.00

	For the quarters ended:			
	June 30, 2006	March 31,2006	Dec. 31, 2005	Sept. 30, 2005
Total revenues (including interest & other income)	19,895	5,769	12,067	5,877
Loss before write off of exploration properties and the acquisition of Opal Energy Inc.	138,802	89,139	120,051	94,606
Loss for the period	2,104,707	1,189,728	120,051	94,606
Loss for the period per share	0.02	0.02	0.00	0.00

RECEIVED
2007 NOV 28 P 8:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

OPAL ENERGY CORP.
(formerly Boulder Mining Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007

(Unaudited)

OPAL ENERGY CORP.
(formerly Boulder Mining Corporation)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the company have been prepared by and are the responsibility of the company's management.
The company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"John H. McAdam"
President

"James G. Grinnell"
Chief Financial Officer

Date August 28, 2007

OPAL ENERGY CORP.
(formerly Boulder Mining Corporation)
CONSOLIDATED BALANCE SHEETS

		(unaudited)		(audited)
		June 30 2007		December 31 2006
ASSETS				
Current				
Cash	$	9,631,695	$	1,205,416
Receivables		3,464,964		1,130,563
Advances and deposits		1,120,189		473,203
		14,216,848		2,809,182
Equipment (Note 7)		687,801		655,804
Mineral properties (Note 4)		-		-
Oil and gas properties (Note 5)		9,305,186		2,830,747
Other assets (Note 6)		35,000		35,000
	$	24,244,835	$	6,330,733
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	446,004	$	335,791
Operated prepayment liability		2,724,556		
Current portion of capital lease payable (Note 8)		-		17,687
Current portion of loans payable (Note 10)		-		31,083
Bank indebtedness (Note 9)		-		580,337
		3,188,560		964,898
Long term debt				
Loans payable (Note 10)		-		34,072
		3,188,560		998,970
Shareholders' equity				
Capital stock (Note 11)				
Authorized				
Unlimited number of common shares and Class A shares				
Issued				
Common shares		72,238,854		43,842,019
Class A shares		37,927		37,927
Contributed surplus (Note 11)		1,193,636		684,831
Share subscriptions receivable		(10,519,300)		
Share subscriptions received in advance		-		460,000
		62,951,117		45,024,777
Deficit		(41,894,842)		(39,693,014)
		21,056,275		5,331,763
	$	24,244,835	$	6,330,733

Nature and continuance of operations (Note 1)
Subsequent events (Note 16)

On behalf of the Board:

"John H. McAdam" Director *"Nelson W. Baker "* Director

The accompanying notes are an integral part of these consolidated financial statements.

OPAL ENERGY CORP.
(formerly Boulder Mining Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
THREE AND SIX MONTHS ENDED JUNE 30
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006
REVENUE				
Oil and gas	$ 91,954	$ -	$ 230,264	$ -
Management fees	49,419	-	102,132	-
	141,373	-	332,396	-
DIRECT COSTS				
Depletion	88,761	-	128,265	-
Operating expenses	6,407	-	13,050	-
Production taxes	6,891	-	16,637	-
	102,059	-	157,962	-
	39,314	-	174,444	-
EXPENSES				
Advertising and promotion	-	116	7,247	1,916
Amortization	1,194	-	1,651	-
Consulting	98,246	23,000	182,025	48,500
Office and sundry	52,169	5,857	84,274	12,859
Professional fees	89,520	9,691	124,055	10,165
Prospecting	785	-	5,029	-
Insurance	1,340	-	51,636	-
Rent	36,578	7,086	60,138	14,520
Salaries	929,769	42,689	1,165,843	83,481
Shareholder information	17,891	7,439	35,312	8,289
Stock-based compensation	508,806	-	508,806	-
Transfer agent and regulatory fees	8,978	6,236	20,546	11,962
Travel	96,338	9,855	159,994	15,285
	1,841,614	111,969	2,406,556	206,877
Loss before other items	(1,802,300)	(111,969)	(2,232,112)	(206,877)
OTHER ITEMS				
Interest expense	(14,150)	-	(27,385)	-
Interest and other income	23,750	19,895	34,481	25,663
Foreign exchange gain (loss)	31,063	(26,833)	23,188	(26,833)
Write off of mineral properties (Note 4)	-	(1,985,800)	-	(3,086,388)
	40,663	(1,992,738)	(30,284)	(3,087,558)
Loss for the period	(1,761,637)	(2,104,707)	(2,201,828)	(3,294,435)
Deficit, beginning of year	(40,133,205)	(30,612,212)	(39,693,014)	(29,422,484)
Deficit, end of period	$ (41,894,842)	$ (32,716,919)	$ (41,894,842)	$ (32,716,919)
Basic and diluted loss per common share	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.03)
Weighted average number of common shares outstanding	187,715,071	115,295,786	171,735,368	96,535,828

The accompanying notes are an integral part of these consolidated financial statements.

OPAL ENERGY CORP.
(formerly Boulder Mining Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE AND SIX MONTHS ENDED JUNE 30
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the year	$ (1,761,637)	$ (2,104,717)	$ (2,201,829)	$ (3,294,435)
Items not affecting cash:				
Stock based compensation	508,805	-	508,805	-
Depletion and amortization	90,085	21,089	130,046	21,089
Write-off of mineral properties	-	1,985,800	-	3,086,388
Changes in non-cash working capital items:				
Decrease (Increase) in receivables	(1,793,215)	30,635	(2,334,401)	16,672
Decrease (Increase) in exploration and other advances	(621,273)	388,707	(646,986)	(385,542)
Increase (Decrease) in accounts payable	(270,227)	14,033	(203,235)	(20,815)
Increase (Decrease) in operated prepayments liability	2,742,556	-	2,742,556	-
Net cash used in operating activities	(1,104,956)	335,557	(2,005,043)	(576,643)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of equipment	(34,396)	(1,153)	(48,354)	(5,153)
Resource property costs	(2,991,261)	(752,943)	(6,274,680)	(1,964,813)
Net cash used in investing activities	(3,025,657)	(754,096)	(6,323,034)	(1,969,966)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of common shares for cash, net of issuance costs	13,434,612	1,600	17,417,535	6,119,368
Repayment of capital lease	(11,127)	(6,000)	(17,687)	(11,999)
Proceeds from line of credit	(574,466)	-	(580,337)	-
Proceeds from loans payable, net of repayments	(64,496)	-	(65,155)	-
Net cash provided by financing activities	12,784,523	(4,400)	16,754,356	6,107,369
Net increase (decrease) in cash during the period	8,653,910	(422,939)	8,426,279	3,560,760
Cash, beginning of year	977,785	4,410,604	1,205,416	426,905
Cash, end of period	$ 9,631,695	$ 3,987,665	$ 9,631,695	$ 3,987,665

Supplemental disclosures with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Opal Energy Corp. (formerly Boulder Mining Corporation) (the "Company") is the result of an amalgamation of McAdam Resources Inc., Konteko Resources Inc., and Tashota Nipigon Mines Ltd. under the laws of the province of Ontario pursuant to articles of amalgamation dated December 1, 1988. Its principal business activities are the exploration and development of resource properties. All of the Company's resource properties are currently located in the United States and Canada.

On July 17, 2006, the Company acquired 100% of the issued and outstanding capital stock of Opal Energy Inc. ("OEI"), a company incorporated in the state of Texas, USA, and is engaged in the exploration and development of resource properties.

The Company is in the process of developing its existing resource properties and has not yet determined whether the reserves of its properties are economically recoverable. The recoverability of the amounts shown for resource properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	June 30 2007	December 31 2006
Working capital	$ 11,028,288	$ 1,844,284
Deficit	(41,894,842)	(39,693,014)

Working capital does not include $10,519,300 in share subscriptions receivable that was received shortly after the June 30, 2007 quarter end.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, OEI (from July 17, 2006). All significant intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Receivables

Receivable are reported at face value less any provisions for uncollectible amounts considered necessary. The Company estimates doubtful accounts on an item by item basis and includes over aged accounts as part of allowance for doubtful accounts. Receivables primarily include receivable amounts from its oil and gas property participants.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recognized using the straight-line method over the following terms:

Office Equipment	2.5 – 5 years
Computer equipment	3 years
Camp Equipment	2 - 5 years
Non-mobile equipment	2 – 3 years
Heavy equipment and vehicles	2 years

Camp, non-mobile and heavy equipment are located in the Yukon where the seasonal environment allows for a six month working year and the equipment is amortized during the six months from May to October when the project is operational.

Oil and natural gas properties

The Company utilizes the full cost method to account for its investment in oil and gas properties. Under this method, all costs of acquisition, exploration and development of oil and gas reserves, including such costs as leasehold acquisition costs, geological expenditures, tangible and intangible development costs and direct internal costs, are capitalized as incurred. The cost of the oil and gas properties with proved reserves will be depleted and charged to operations using the unit-of-production method based on the ratio of current production to estimated proved oil and gas reserves.

Costs directly associated with the acquisition and evaluation of unproved properties are excluded from the depletion computation until it is determined whether or not proved reserves can be assigned to the properties or whether impairment has occurred. If the results of an annual assessment indicate that the properties are impaired, the amount of the impairment along with the costs of drilling exploratory dry holes and geological and geophysical costs that cannot be directly associated with specific unevaluated properties are added to the capitalized costs subject to depletion. Should the Company not have properties with proven reserves, these costs are charged to operations for the year.

In applying the full cost method, the Company performs an annual cost centre impairment (ceiling test). The Company tests each cost centre for recoverability by comparing the carrying value of capital costs to the undiscounted cash flows expected to result from its use and eventual disposition. The calculation of future net revenues is based on reasonable estimates of future oil and gas prices and costs. Unproved properties are included in the cost centre impairment test by adding the cost of the unproved property, less any impairment, to the estimated future cash flow for the cost centre. An impairment loss is recognized when the carrying amount of a cost centre is not recoverable and is measured as the amount by which the carrying amount of the assets capitalized in a cost centre exceeds the sum of the fair value of proved and probable reserves plus costs, less any impairment, of unproved properties.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Oil and gas properties (cont'd…)

Any amounts recorded for depletion and amortization of oil and gas properties and equipment and any provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

The Company does not have any significant asset retirement obligations

Revenue Recognition

Revenue from the sale of oil and gas products is recognized upon the passage of title and when ultimate collection is reasonably assured.

Management fees are recognized when the services have been performed and collection of the amount is reasonably assured.

Stock-based compensation

The Company recognizes compensation expense over the vesting period, for all stock options granted, using the fair value based method of accounting. Any cash paid on the exercise of stock options is added to the stated value of common shares.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years presented, this calculation proved to be anti-dilutive.

Basic loss per common share is calculated using the weighted-average number of shares outstanding during the year.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Flow-through common shares

Resource expenditure deductions for income tax purposes, related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Capital stock is reduced and future income tax liability increased by the estimated tax benefits transferred to shareholders.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Foreign currency translation

The Company's subsidiary represents integrated foreign operations. Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date and non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of operations.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. ACQUISITIONS

On July 17, 2006, the Company acquired 100% of the outstanding and issued capital stock of OEI through the issuance of 18,000,000 common shares in the capital of the Company. The transaction was recorded at the fair value of the 18,000,000 common shares issued for the transaction based on the quoted market price of the Company's common stock on the date of the agreement of $0.124 per share. This agreed upon consideration for the transaction was allocated among the fair value of the net assets recorded on OEI's financial statement at the time of the transaction and on the compensation expenses given to management of OEI for pre-operating services provided to OEI and to retain their services. As such, the purchase price of the transaction has been allocated among the $35,585 to cash, $2,845 to accounts payable and accrued liabilities, $224,586 to line of credit, $286,508 to advances payable, $57,579 to other loans and $2,775,133 of compensation expense paid to the management of OEI at the time of the transaction.

4. MINERAL PROPERTIES

	Tevrede Property, Northwestern Namibia	Indian River Property, Klondike Gold District Yukon Territory	Total 2006
Acquisition costs	$ 21,000	$ 603,872	$ 624,872
Deferred exploration costs incurred during the year:			
Amortization on equipment	-	20,803	20,803
Sampling and bulk testing	-	10,370	10,370
Field, office and miscellaneous	-	9,820	9,820
Vehicles, heavy equipment rentals and fuel	-	18,326	18,326
Claims maintenance fees	-	14,954	14,954
Site reclamation	-	34,802	34,802
Consultants, salaries and management fees	-	113	113
Deferred during the year	-	109,188	109,188
Balance, beginning of year	1,252,738	2,412,984	3,665,722
Recovery of costs	-	(27,371)	(27,371)
Total deferred exploration costs	1,273,738	2,494,801	3,747,539
Written-off during the year	(1,273,738)	(3,098,673)	(4,372,411)
Total resource property costs	$ -	$ -	$ -

4. **MINERAL PROPERTIES** (cont'd...)

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many resource properties. The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tevrede property, Namibia

The Company held a 100% claim in the Tevrede property until 2005 when it allowed Springbok Resources Inc. to earn a 60% interest by way of expenditures in the property and various payments to the Company.

On April 12, 2006 the Company was advised by Springbok Resources Inc. that it did not intend to make further expenditures to earn an interest in the Tevrede Project in Namibia. The Company in turn notified Helio Resource Corporation that it would no longer pursue its interest in the Tevrede Project. Title has reverted to Helio Resource Corporation. The expenses related to acquisition and exploration of this property were written off in 2006.

Indian River Paleo Channel Project, Yukon, Canada

On March 2, 2004, the Company signed a letter of agreement with Western Prospector Group Ltd. to earn a 70% joint venture interest in the Indian River Paleo Channel Project, located in the Klondike gold district, Yukon, Canada.

On May 2, 2005, the Company signed an Assignment and Assumption Agreement with Western Prospector Group Ltd. to acquire a 100% interest in the Indian River Paleo Channel Project by making payments totaling $225,000 and issuing 700,000 units. Each unit was comprised of one common share and one half share purchase warrant priced at market at the time of issuance. ($0.14 per share)

The $100,000 due on signing was paid and the 700,000 units were issued. The Company was required to make an additional payment of $125,000 by December 31, 2005. By agreement with the vendor, the final payment was deferred and paid in early January, 2006. Pursuant to this amended agreement, the Company now owns 100% of the project subject to a net smelter return royalty of 2 ½ % (2006) and 3% (2007 onward) to Western Prospector Group Ltd. plus a 2% NSR to the underlying vendor.

The Company made the decision, in 2006, to write the holding value of the Indian River Project down to nil on December 31, 2006, as a result of the companying focusing on its oil and gas exploration and production activities.

5. OIL AND GAS PROPERTIES

	June 30 2007	Dec. 31 2006
Balance, beginning of year	$ 2,830,747	$ -
Proved properties	3,509,660	778,725
Unproved properties	3,078,468	3,609,472
Depletion during the year	(113,689)	(18,137)
Write off of oil and gas properties	-	(1,831,031)
Balance, end of period	$ 9,305,186	$ 2,830,747

At present all of the Company's exploration and producing properties are located within the state of Texas in the USA. At June 30, 2007, the oil and gas properties include $5,148,627 relating to unproved properties that have been excluded from the depletion calculation.

Encino Well:

The Company was required to pay $210,000 on or before January 15, 2006 and 74.67% of the costs disclosed in the Authorization for Expenditure ("AFE") to earn a 56% working interest in the well.

On April 25, 2006 the Company determined that the well would not be economically viable and accordingly, costs related to this project of $784,417, were written off during 2006.

Cage Well:

The Company was required to pay 20% of the cost of the well, no more than 15 calendar days following the presentation of the AFE and 100% of the costs disclosed in the AFE to earn a 75% working interest in the well.

On March 29, 2006 the Company determined that the well would not be economically viable and accordingly, the costs attached to this project of $1,046,614, were written off during 2006.

Aunt Audrey # 1 Well, Bee County, Texas

The Company entered into an agreement with Britanco LLC to fund a well re-entry project. The agreement called for the Company, to fund 100% of the costs, in return for a 50% working interest in the well, equivalent to a 37.5 % net revenue interest allowing for the 25% landowner royalty.

Sue Ann Taquard # 1 well, Galveston County, Texas

The Company committed to fund 2/3 of the drilling costs and 50% of the completion costs pursuant to an agreement with the Sue Ann Operating Company. In turn the Company arranged for three other parties to participate in the well such that the Company funded 25% and the other parties funded 75% of the above noted commitment. This resulted in the Company acquiring a 12.5% working interest, equivalent to a 9.375 % net revenue interest allowing for the 25% landowner royalty.

5. OIL AND GAS PROPERTIES (cont'd...)

Lampley # 1 Well, Lavaca County, Texas

On March 9, 2007 the Company reported that the Lampley well which was funded as to 70% by the Company would not provide an adequate return on the completion costs and the decision was made not to set pipe.

3-D Seismic Shoot, Victoria County, Texas

The Company and Paleon Oil and Gas Limited, a private company, are funding, on a 70:30 basis, a seismic shoot pursuant to an agreement with another private Texas company. The project involved land acquisition which was the primary activity in the first quarter of 2007 and moved into the locating and drilling of shoot holes in the 2nd quarter.

Musselman #1 Well, Jackson County, Texas

The Company funded 100% of the costs of the Musselman #1 Well which was drilled and tested. It was determined that it was not economic and the decision was made to plug and abandon the well during the current quarter.

K-2 Kane Brandon #1 Well, Colorado County, Texas

The Company contributed 16.67% of the costs to earn a 12.5% interest in the K-2 Kane Brandon #1 well that was spudded late in the current quarter.

The full cost ceiling test results as of December 31, 2006, resulted in no impairment of evaluated oil and gas properties. The future prices used in the December 31, 2006, ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil ($/Bbl)
2007	$ 9.08	$ 74.00
2008	9.35	73.95
2009	8.71	64.90
2010	6.60	61.29
2011	8.63	62.51

6. OTHER ASSETS

Other assets comprise a reclamation bond of $35,000 posted with the Government of British Columbia.

7. EQUIPMENT

	June 30 2007			December 31 2006		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 58,144	$ 13,458	$ 44,686	$ 39,549	$ 7,914	$ 31,635
Computer equipment	79,381	25,700	53,681	49,622	14,887	34,735
Camp equipment	100,213	40,683	59,530	100,213	40,683	59,530
Non-mobile equipment	106,683	37,265	69,418	106,683	37,265	69,418
Heavy equipment and vehicles	712,116	251,630	460,486	712,116	251,630	460,486
	$ 1,056,537	$ 368,736	$ 687,801	$ 1,008,183	$ 352,379	$ 655,804

8. CAPITAL LEASE

	June30 2007	December 31 2006
Capital lease obligation	$ -	$ 17,687
Current portion of capital lease obligation	-	(17,687)
Long term portion of capital lease obligation	$ -	$ -

On June 1, 2005, the Company entered into a 27 month capital lease contract for the purchase of certain survey equipment. The survey equipment is classified as a depreciable asset and recorded at a cost equal to the present value of the lease payments due of $56,000. Title of the survey equipment has transferred to the Company at the option of the Company on May 1, 2007 upon payment of $5,600.

9. BANK INDEBTEDNESS

The carrying amount of bank indebtedness as of June 30, 2007 and December 31, 2006 follows:

	June 30 2007	Dec. 31 2006
Demand loan	$ -	$ 580,337

The bank indebtedness was guaranteed by certain directors and a shareholder of the Company. The interest was calculated at the prime rate plus 1% and is payable on demand. The bank loan was repaid in full during the second quarter of 2007.

10. LOANS PAYABLE

	June 30 2007	December 31 2006
Due January 10, 2008, bearing interest at 6% per annum, with annual principle repayments of $US17,766	$ -	$ 43,437
Due March 10, 2008, bearing interest at 6% per annum, with annual principle repayments of $US8,883	-	21,718
	-	65,155
Current portion of long term liabilities	-	(31,083)
Long term liabilities	$ -	$ 34,072

The balance of these loans was repaid in full during the second quarter of 2007.

11. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
Unlimited common shares without par value			
Unlimited preferred shares without par value			
Common shares issued			
Balance, December 31, 2005	62,487,669	$ 34,823,526	$ 299,492
Private placement (units of 1 share and 1 warrant) (a)	30,000,000	1,462,630	-
Acquisition of Opal Energy Inc. (b)	18,000,000	2,239,200	-
Exercise of options (c)	40,000	8,000	-
Exercise of warrants (d)	29,883,117	5,330,268	-
Stock-based compensation	-	-	385,339
Share issuance costs	-	(21,605)	-
Balance, December 31, 2006	140,410,786	43,842,019	684,831
Private placement (units of 1 share and 1 warrant) (e)	10,374,500	2,098,373	-
Private placement of shares	125,000,000	24,005,962	
Shares issued as finders' fees	2,437,500	-	
Exercise of warrants (f)	22,925,000	2,292,500	-
Stock-based compensation	-	-	508,805
Balance, June 30, 2007	301,148,450	$ 72,238,854	$ 1,193,636

11. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

a) During the year ended December 31, 2006, the Company completed a non-brokered private placement of 30,000,000 units at $0.05 per unit for gross proceeds of $1,500,000. Each unit consisted of one common share and one common share purchase warrant. One share purchase warrant entitled the holder to acquire one common share of the Company at a $0.10, expiring on March 1, 2007.

b) During 2006, the Company acquired 100% of the issued and outstanding shares of Opal Energy Inc. in exchange for 18,000,000 common shares of the Company (Note 3).

c) During 2006, the Company issued 40,000 common shares pursuant to the exercise of stock options, for gross proceeds of $8,000.

d) During 2006, the Company issued 29,883,117 common shares pursuant to the exercise of warrants for gross proceeds of $5,330,268.

e) During the period ended March 31, 2007 the Company completed a brokered private placement of 8,374,500 units (the "Units") at $0.23 per unit for gross proceeds of $1,926,135 and a non-brokered private placement of 2,000,000 units (the "Units") at $0.23 per unit for gross proceeds of $460,000. Each unit consists of one common share and one common share purchase warrant. One share purchase warrant entitles the holder to acquire one common share of the Company at a $0.35, expiring on February 8, 2008 for the 8,374,500 units, and February 21, 2008 for the 2,000,000 units. The Company paid cash commissions plus a corporate finance fee and the Company reimbursed the Agent for expenses related to the Offerings so that the net proceeds received by the Corporation were $1,680,223 and $418,150 respectively.

f) During the period ending March 31, 2007 the Company issued 22,925,000 common shares pursuant to the exercise of warrants for gross proceeds of $2,292,500.

g) During the period ended June 30, 2007 the Company completed a non-brokered private placement of 125,000,000 shares at $0.20 per share for gross proceeds of $25,000,000. The Company paid cash commissions and issued 2,437,500 shares as corporate finance fees related to the Offerings so that the net proceeds received by the Corporation were $24,005,962.

Class A Shares, Series I

The Company has issued and outstanding 5,057 (2004 – 5,057; 2003 – 5,057) Class A shares.

The Class A shares, Series I, are non-voting and are convertible into common shares at any time on the basis of 6.67 common shares for each Series I share held.

11. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Warrants

The following is a summary of warrants at June 30, 2007 and December 31, 2006 and changes during the periods then ended:

	June 30, 2007			December 31, 2006		
	Number of Warrants		Weighted Average Exercise Price	Number of Warrants		Weighted Average Exercise Price
Outstanding, beginning of year	22,925,000	$	0.10	27,042,800	$	0.22
Issued	10,374,500		0.35	30,000,000		0.10
Exercised	(22,925,000)		0.10	(29,883,117)		0.18
Expired	-		-	(4,234,683)		0.29
Outstanding and exercisable, end of period	10,374,500	$	0.35	22,925,000	$	0.10

At June 30, 2007 and December 31, 2006 the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants June 30, 2007	Number of Warrants Dec. 31, 2006
March 1, 2007 (Note 17)	0.10	-	22,925,000
February 8, 2008	0.35	8,374,500	-
February 21, 2008	0.35	2,000,000	-
		10,374,500	22,925,000

11. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Stock options

Under the Company's stock option plan, the Company may grant options for up to 10% of the issued and outstanding common shares to directors, employees and consultants at a minimum exercise price to be determined by the closing market value on the day prior to the date of grant. Under the plan options vest as follows: One-quarter vest upon the grant date and a further one-quarter after each of the following three six-month periods. The Company may elect from time to time to waive or reduce the vesting periods based on reasonable determination by the Board of Directors. The options can be granted for a maximum term of 5 years.

The following is a summary of stock options at June 30, 2007 and December 31, 2006 and changes during the periods then ended:

	June 30, 2007		December 31, 2006	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of the year	9,470,000	$ 0.25	1,530,000	$ 0.23
Exercised (c)	-		(40,000)	0.20
Cancelled/Expired (a)	(970,000)	0.24	(20,000)	0.20
Granted (b) (d)	2,950,000	0.21	8,000,000	0.25
Outstanding, end of the period	11,450,000	$ 0.24	9,470,000	$ 0.25
Number of options currently exercisable	5,237,000	$ 0.24	3,470,000	$ 0.25

(a) On May 6, 2006, 20,000 options expired, unexercised, on February 21, 2007 100,000 options expired unexercised and on June 27, 2007 870,000 options expired, unexercised.

(b) On October 12, 2006, the Company granted 8,000,000 options to directors, officers and employees for a period of 5 years at an exercise price of $0.25 per share.

(c) On December 18, 2006, 40,000 options were exercised by a director of the Company.

(d) On April 13, 2007, the Company granted 2,950,000 options to officers and employees at exercise prices ranging from $0.20 to $0.25, expiring on or before April 13, 2012. The options are subject to a vesting schedule and any shares acquired pursuant to the option agreements may not be sold within 4 months of granting

11. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

At June 30, 2007 and December 31, 2006 the following options were outstanding to directors, officers and employees:

Expiry Date	Exercise Price	Number of Options June 30, 2007	Number of Options December 31, 2006
February 21, 2007 (expired)	0.20	-	100,000
June 27, 2007 (expired)	0.25	-	870,000
May 6, 2008	0.25	200,000	200,000
March 5, 2009	0.25	200,000	200,000
March 15, 2009	0.29	100,000	100,000
October 12, 2011	0.25	8,000,000	8,000,000
April 13, 2012	0.25	750,000	-
April 13, 2007	0.20	2,200,000	-
		11,450,000	9,470,000

Stock-based compensation

During the period ended June 30, 2007, the Company granted 2,950,000 options to officers and employees of the Company, (2006 – Nil).

The following weighted average assumptions were used in the Black-Scholes method of valuation of stock options granted during 2006 and the first half of 2007:

	2007	2006
Risk-free interest rate	4.14%	4.01%
Expected life of options	5 years	5 years
Annualized volatility	103.42%	144.42%
Dividend rate	0%	0%

12. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

		June 30 2007		December 31 2006
Cash paid during the period for income taxes	$	-	$	-
Cash paid during the period for interest	$	27,385	$	11,743

The significant non-cash transactions for the period ended June 30, 2007 were as follows:

a) Included in accounts payable and accrued liabilities is $313,448 in oil and gas property expenditures.

The significant non-cash transactions for the year ended December 31, 2006 were as follows:

a) The issuance of 18,000,000 common shares at a value of $2,239,200 as consideration for 100% of the issued and outstanding share capital of Opal Energy Inc. (Note 3).

b) The charge of $535,933 to the loss on acquisition of Opal Energy Inc., representing the stockholders' deficiency of Opal Energy Inc. at the time of acquisition, which was included as compensation expense (Note 3).

c) Included in accounts payable and accrued liabilities is $224,002 in oil and gas property expenditures and $4,785 in equipment expenditures.

13. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties as follows:

a) Paid or accrued consulting fees of $81,706 (2006 - $Nil) to a director and an officer of the Company.

b) Paid consulting fees of $36,000 to a partnership in which a non-salaried officer is a control person.

Included in accounts payable as at June 30, 2007 is $29,459 (2006 - nil) payable to a director and an officer of the Company.

These transactions were in the normal course of operations and were measured, where applicable, at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the exploration and development of resource properties. Geographical information is as follows:

		June 30 2007		December 31 2006
Capital assets				
Canada	$	598,214	$	596,035
USA		9,394,773		2,890,516
	$	9,992,987	$	3,486,551

All of the Company's operating revenues are earned in the USA.

15. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, reclamation bond, accounts payable, accrued liabilities loans payable, bank indebtedness and capital lease payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

16. SUBSEQUENT EVENTS

Subsequent to the period ended June 30, 2007:

a) The Company granted 400,000 stock options at an exercise price of $0.25, expiring on or before July 17, 2012. The options are subject to a vesting schedule and any shares acquired pursuant to the option agreements may not be sold within 4 months of granting.

b) The Company received all of the Share Subscriptions Receivable in early July, following the exchange of the share certificates for cash.

c) The Company took over operatorship in the K-2 Kane Brandon #1 from Milagro Exploration effectively increasing its working interest in the well to 100%.

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Opal Energy Corp.
951 – 409 Granville Street
Vancouver, B.C., V6C 1T2

Item 2 Date of Material Change

August 16, 2007

Item 3 News Release

The news release dated August 16, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release.

5.2 Disclosure for Restructuring Transactions
N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7 Omitted Information
N/A

Item 8 Executive Officer
John H. McAdam, President and Director (604) 899-4300

Item 9 Date of Report
August 16, 2007

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OPAL ENERGY

TSX-V: OPA

Press Release – August 16, 2007

Opal sets pipe in K2 Wilcox "Kane-Brandon #1" well

Opal Energy Corp (the "Company") announced today that it has set casing and will test five or six prospective intervals discovered in the K2 Wilcox well designated as the Kane-Brandon #1.

Further, Opal has taken over operatorship from Milagro Exploration, effectively increasing its working interest in the well to 100% with limited incremental investment. While the discovery falls well short of the best case scenario, Opal expects to recover its drilling risk capital and realize a modest 2-3 times return on investment in the completion. Partners that elected not to participate in the completion retain the right to back in at a 25% level on subsequent development wells.

Commenting on the Company's action, COO Tommy Bolin said, "the performance of our team in operating a deep (18,500 ft), high pressure (16,000 psi+), high temperature (440°F) well without a hitch, marks an important milestone in the development of Opal Energy."

Opal is set to commence drilling over the next few weeks on the second of four "Big BCF" targets scheduled for 2007, pending receipt of funds from a key working interest partner.

Opal Energy
Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production sector with a particular focus on natural gas exploration targets in South Texas. The Company is actively identifying, funding and drilling a portfolio of modest to high-return natural gas exploration targets. Drilling risk is mitigated using advanced seismic techniques and establishing carried working interests in most wells. Opal is also currently undertaking a 75 square mile 3D seismic shoot.

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604)685-6465

Website: www.OPALenergy.ca
E-mail: info@OPALenergy.ca

On behalf of the Board of Directors
Opal Energy Corp

Ronald E. Oligney
CEO and Director

John H. McAdam
President and Director

August 16, 2007

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TSX-V: OPA

OPAL ENERGY

Press Release – August 16, 2007

Opal sets pipe in K2 Wilcox "Kane-Brandon #1" well

Opal Energy Corp (the "Company") announced today that it has set casing and will test five or six prospective intervals discovered in the K2 Wilcox well designated as the Kane-Brandon #1.

Further, Opal has taken over operatorship from Milagro Exploration, effectively increasing its working interest in the well to 100% with limited incremental investment. While the discovery falls well short of the best case scenario, Opal expects to recover its drilling risk capital and realize a modest 2-3 times return on investment in the completion. Partners that elected not to participate in the completion retain the right to back in at a 25% level on subsequent development wells.

Commenting on the Company's action, COO Tommy Bolin said, "the performance of our team in operating a deep (18,500 ft), high pressure (16,000 psi+), high temperature (440°F) well without a hitch, marks an important milestone in the development of Opal Energy."

Opal is set to commence drilling over the next few weeks on the second of four "Big BCF" targets scheduled for 2007, pending receipt of funds from a key working interest partner.

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production sector with a particular focus on natural gas exploration targets in South Texas. The Company is actively identifying, funding and drilling a portfolio of modest to high-return natural gas exploration targets. Drilling risk is mitigated using advanced seismic techniques and establishing carried working interests in most wells. Opal is also currently undertaking a 75 square mile 3D seismic shoot.

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604)685-6465

Website: www.OPALenergy.ca
E-mail: info@OPALenergy.ca

On behalf of the Board of Directors
Opal Energy Corp

Ronald E. Oligney
CEO and Director

John H. McAdam
President and Director

August 16, 2007

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Opal Energy Corp.
951 – 409 Granville Street
Vancouver, B.C., V6C 1T2

Item 2 Date of Material Change

July 17, 2007

Item 3 News Release

The news release dated July 17, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

John H. McAdam, President and Director (604) 899-4300

Item 9 Date of Report

July 17, 2007

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OPAL ENERGY

Press Release – July 17, 2007

Stock Options Granted

Opal Energy Corp, (the "Company") reports that grants have been made pursuant to the Company's Stock Option Plan to purchase an aggregate of 400,000 shares subject to regulatory approval. The holders of the options may purchase their allocated number of common shares of Opal at $0.25 per share on or before July 17, 2012. The options are subject to a vesting schedule and any shares acquired pursuant to the option agreements may not be sold within 4 months of granting.

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production sector with a particular focus on natural gas exploration targets in South Texas. The Company is actively identifying, funding and drilling a portfolio of modest to high-return natural gas exploration targets. Drilling risk is mitigated using advanced seismic techniques and establishing carried working interests in most wells by attracting funding partners for its wells. Opal is also currently undertaking a 75 square mile 3D seismic shoot.

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604)685-6465

Website: www.OPALenergy.ca
E-mail: info@OPALenergy.ca

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

July 17, 2007

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OPAL ENERGY

Press Release – July 17, 2007

Stock Options Granted

Opal Energy Corp, (the "Company") reports that grants have been made pursuant to the Company's Stock Option Plan to purchase an aggregate of 400,000 shares subject to regulatory approval. The holders of the options may purchase their allocated number of common shares of Opal at $0.25 per share on or before July 17, 2012. The options are subject to a vesting schedule and any shares acquired pursuant to the option agreements may not be sold within 4 months of granting.

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production sector with a particular focus on natural gas exploration targets in South Texas. The Company is actively identifying, funding and drilling a portfolio of modest to high-return natural gas exploration targets. Drilling risk is mitigated using advanced seismic techniques and establishing carried working interests in most wells by attracting funding partners for its wells. Opal is also currently undertaking a 75 square mile 3D seismic shoot.

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604)685-6465

Website: www.OPALenergy.ca
E-mail: info@OPALenergy.ca

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

July 17, 2007

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Opal Energy Corp.
951 – 409 Granville Street
Vancouver, B.C., V6C 1T2

Item 2 Date of Material Change

June 21, 2007

Item 3 News Release

The news release dated June 29, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

John H. McAdam, President and Director (604) 899-4300

Item 9 Date of Report

June 29, 2007

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TSX-V: OPA

OPAL ENERGY

Press Release – June 29, 2007

Opal $25 million financing closed

Opal Energy Corp (the "Company") is pleased to announce that it has completed the non-brokered private placement of $25,000,000 (the "Offering") announced by news release on May 4, 2007. The Offering consists of 125,000,000 common shares of the Company at a price of $0.20 per share. Finder's fees of 6.0%, in cash or common shares, will be paid to various parties in respect of the Offering. All securities issued pursuant to the Offering are subject to a 4 month hold period which expires on October 22, 2007.

Ron Oligney stated: "We are very pleased with the support received from sophisticated investors in Europe, Canada and elsewhere for our business plan. We are now in the privileged position of focusing on execution, and look forward to reporting our progress."

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production sector with a particular focus on natural gas exploration targets in South Texas. The Company is actively identifying, funding and drilling a portfolio of modest to high-return natural gas exploration targets. Drilling risk is mitigated using advanced seismic techniques and establishing carried working interests in most wells. Opal is also currently undertaking a 75 square mile 3D seismic shoot.

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604)685-6465

Website: www.OPALenergy.ca
E-mail: info@OPALenergy.ca

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

June 29, 2007

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TSX-V: OPA

OPAL ENERGY

Press Release – June 29, 2007

Opal $25 million financing closed

Opal Energy Corp (the "Company") is pleased to announce that it has completed the non-brokered private placement of $25,000,000 (the "Offering") announced by news release on May 4, 2007. The Offering consists of 125,000,000 common shares of the Company at a price of $0.20 per share. Finder's fees of 6.0%, in cash or common shares, will be paid to various parties in respect of the Offering. All securities issued pursuant to the Offering are subject to a 4 month hold period which expires on October 22, 2007.

Ron Oligney stated: "We are very pleased with the support received from sophisticated investors in Europe, Canada and elsewhere for our business plan. We are now in the privileged position of focusing on execution, and look forward to reporting our progress."

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production sector with a particular focus on natural gas exploration targets in South Texas. The Company is actively identifying, funding and drilling a portfolio of modest to high-return natural gas exploration targets. Drilling risk is mitigated using advanced seismic techniques and establishing carried working interests in most wells. Opal is also currently undertaking a 75 square mile 3D seismic shoot.

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604)685-6465

Website: www.OPALenergy.ca
E-mail: info@OPALenergy.ca

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

June 29, 2007

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

RECEIVED

TSX-V: OPA

OPAL ENERGY

Press Release – Revised - June 6, 2007

Opal joins Milagro Exploration in K2 Wilcox Well

Opal Energy Corp, (the "Company") is very pleased to announce that it has committed to a one-eighth interest in the K2 Prospect located in Colorado County, Texas. The operator, Milagro Exploration, recently spud the well which will test nine distinct Wilcox Formation targets. The Wilcox Formation is a very prolific producer in South Texas.

This 16,800 foot well will be drilled through nine stacked, 300 - 500 acre, high side, 3 way fault closures approximately 300 feet up dip to the Shell #5 Kane Brandon well. This well encountered numerous mudlog shows with apparent pay in two zones.

Opal's commitment to secure participation and for the dry hole costs is approximately $US1.1 million and should the well be productive, a further commitment of approximately $US326,000 of the Company's funds would be required for completion costs. The well should reach total depth in mid July or so.

Ron Oligney CEO states "This opportunity to participate in the K2 well is a privilege born of the quality people Opal has on staff. We seized the moment as this type of "Big BCF" well is precisely the type of project Opal wants to drill. K2 will lead off Opal's series of Big BCF wells which we expect to drill sequentially right through to year end."

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production sector with a particular focus on natural gas exploration targets in South Texas. The Company is actively identifying, funding and drilling a portfolio of modest to high to extremely high-return natural gas exploration targets. Drilling risk is mitigated using advanced seismic techniques and by taking carried working interests in most wells (attracting funding partners for its wells). Opal has undertaken a 75 square mile 3D seismic shoot and will deploy an estimated $17 million to upgrade and expand its portfolio of drilling prospects in 2007-08.

CONTACT FOR MORE INFORMATION **Website: www.OPALenergy.ca**
B&D Capital: telephone: (604)685-6465 E-mail: info@OPALenergy.ca

On behalf of the Board of Directors

Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

June 6, 2007

.../2

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TSX-V: OPA

OPAL ENERGY

Press Release – June 6, 2007

Opal joins Milagro Exploration in K2 Wilcox Well

Opal Energy Corp, (the "Company") is very pleased to announce that it has committed to a one-eighth interest in the K2 Prospect located in Colorado County, Texas. The operator, Milagro Exploration, recently spud the well which will test nine distinct Wilcox Formation targets. The Wilcox Formation is a very prolific producer in South Texas.

This 16,800 foot well will be drilled through nine stacked, 300 - 500 acre, high side, 3 way fault closures approximately 300 feet up dip to the Shell #5 Kane Brandon well. This well encountered numerous mudlog shows with apparent pay in two zones. According to Milagro Exploration, the overall target size is potentially 50 to100 BCFE (Billion Cubic Feet Equivalent) of natural gas.

Opal's commitment to secure participation and for the dry hole costs is approximately $US1.1 million and should the well be productive, a further commitment of approximately $US326,000 of the Company's funds would be required for completion costs. The well should reach total depth in mid July or so.

Ron Oligney CEO states "This opportunity to participate in the K2 well is a privilege born of the quality people Opal has on staff. We seized the moment as this type of "Big BCF" well is precisely the type of project Opal wants to drill. K2 will lead off Opal's parade of Big BCF wells which we expect to drill sequentially right through to year end."

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production sector with a particular focus on natural gas exploration targets in South Texas. The Company is actively identifying, funding and drilling a portfolio of modest to high to extremely high-return natural gas exploration targets. Drilling risk is mitigated using advanced seismic techniques and by taking carried working interests in most wells (attracting funding partners for its wells). Opal has undertaken a 75 square mile 3D seismic shoot and will deploy an estimated $17 million to upgrade and expand its portfolio of drilling prospects in 2007-08.

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604)685-6465

Website: www.OPALenergy.ca
E-mail: info@OPALenergy.ca

On behalf of the Board of Directors

Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

June 6, 2007

.../2

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

OPAL ENERGY

VIA SEDAR

TO: Commission de valeurs mobilieres du Quebec
PO Box 246, Tour de la Bourse
Montreal, QC H4Z 1G3
Attention: Corporate Reporting

May 31, 2007

Dear Sirs:

Re: Opal Energy Corp.

We confirm that the following documents are filed on SEDAR:

- March 31, 2007 Interim Financial Statements
- Management report to the Shareholders.

We declare that on May 31, 2007 the above documents were sent by prepaid mail to those shareholders on the Corporation's supplemental mailing list. However, we have not mailed material to shareholders in cases where notices or other documents have been returned undelivered by the Post Office on three consecutive occasions.

We also confirm that 230,000 common shares of the Corporation were distributed pursuant to a private place on units, each unit consisting of one share and one share purchase warrant at a price of $0.23 per unit. Each share purchase warrant is convertible into one common share of the Company for a period of twelve months, expiring on Feb. 21, 2008, at an exercise price of $0.35 to three Quebec residents during the first fiscal quarter of 2007.

Yours truly,

BOULDER MINING CORPORATION

"James G. Grinnell"

James G. Grinnell
CFO

#951 - 409 Granville Street, Vancouver, BC, V6C 1T2 Phone: (604) 899-4300 Fax: (604) 899-4303
E-mail: bouldermining@bouldermining.com Website: www.bouldermining.com

OPAL ENERGY

VIA SEDAR

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Attention: Corporate Reporting

May 31, 2007

Dear Sirs:

Re: Boulder Mining Corporation

We confirm that the following documents are filed on SEDAR:

- March 31, 2007 Interim Financial Statements
- Management report to the Shareholders.

We declare that on May 31, 2007 the above documents were sent by prepaid mail to those shareholders on the Corporation's supplemental mailing list. However, we have not mailed material to shareholders in cases where notices or other documents have been returned undelivered by the Post Office on three consecutive occasions.

Yours truly,

BOULDER MINING CORPORATION

James G. Grinnell

James G. Grinnell
CFO

#951 - 409 Granville Street, Vancouver, BC, V6C 1T2 Phone: (604) 899-4300 Fax: (604) 899-4303

Form 52-109F2 ***Certification of Interim Filings***

I, ***Ronald Oligney, Chief Executive Officer of Opal Energy Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Opal Energy Corp.***, (the issuer) for the interim period ending ***March 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007

"Ronald Oligney"

Ronald Oligney
Chief Executive Officer

RECEIVED

2007 NOV 28 P 2:

Form 52-109F2 *Certification of Interim Filings*

I, ***James Grinnell, Chief Financial Officer of Opal Energy Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Opal Energy Corp.***, (the issuer) for the interim period ending ***March 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007

"James Grinnell"

James Grinnell
Chief Financial Officer

OPAL ENERGY

TSX-V: OPA

Management Discussion and Analysis

May 25, 2007

Fellow Shareholders:

Sitting here some 6 miles or so above the face of the planet, as seems to be the norm in the last little while, affords me the opportunity to reflect on the great progress we have made so far at Opal. There are some very exciting activities afoot and although there will be much to revel in, I have to say, that the privilege of working with such an energized, talented team of oil and gas professionals and seeing our plan move forward so quickly is very satisfying.

In the last month, we have begun to articulate our "Texas Giants" strategy and as a barometer of its acceptance, a number of European and Canadian institutions very quickly committed to a $25 million financing for our Company. We have two Giant natural gas targets so far and anticipate developing another six or so over the next 12-18 months. Opal's Giants are extremely large, structural features that have an uncanny resemblance to the front page discoveries being made in the Gulf of Mexico; discoveries that are of such a scale that they could actually reverse the decline of U.S. domestic production. There is significant difference though: Opals Giants are on land. This translates to dramatic advantages: (1) our drilling costs will be 1/2 to 1/3 that of the wells deep offshore, which can cost $100 to $200 million each; (2) to the extent we make a discovery, we will be able to hook up to a pipeline at a cost of $1 to $2 million, whereas infrastructure costs in the deep offshore can run $1 to $2 *billion*; and (3) our time to establish production (cash flow!) will be measured in 2-3 months, whereas a big offshore discovery may typically take 5-7 years. Advantage Opal!

As might be surmised, these natural gas Giants are tricky to find. But our talented exploration group has a few tricks of their own, and with over a 100 years of individuals experience in this world class basin, they have seen a few things. Drilling of these Giants will also be a bit "tricky," specifically as we face the challenges of temperature and pressure that come with extreme depth. As outlined in a press release of May 17th, we have just added three seasoned professionals to our team who, again, have seen a few things. Opal now has world class, in house expertise to drill and manage ultra-deep wells.

I can now confidently say, "Opal will drill these wells."

So as I sit here looking out the window catching the last glimpses of China as I head home to Houston, the next natural question, "Who's going to pay for these wells?" is looking more distinctly like it will have an answer shortly. Clearly Opal doesn't have the financial might to pay for these wells which may cost $60 million each, but given how this trip has gone, it is obvious there are a lot of global candidates who would be keenly interested in funding Opal's Giants.

Risk management is a fundamental tenet of Opal's business plan. We have positioned ourselves as Giant prospectors very specifically because the prospect generator, in a normal Texas oil and gas deal, has their interests in the well carried. This is known as a standard "one third for a quarter" deal. Other parties fund the drilling risk, and if there is a discovery Opal gets "carried" for 25% in the discovery.

This strategy eliminates the big downside risk, but how do we assure success? Simply by developing and drilling sufficient wells that the statistics work for us. We are targeting a minimum of eight wells. The front page discoveries in the deep Gulf of Mexico are being made with an astonishing 70% success rate. Despite the technical similarities of our targets, we are planning on a modest 30% success rate only (everyone in the exploration business should be emotionally prepared for dry holes). Still, by drilling eight or so carefully selected targets, it becomes evident that we should be successful. Given that Opal's Giants are targets measured in multiple TCF (trillion cubic feet) potentials and that a TCF is worth about $US 7 to 8 billion dollars, you can quickly see that Opal's potential upside is truly dramatic.

Please appreciate that notwithstanding our big plans, Opal is very busy doing the normal things an oil and gas company should be doing, drilling wells and producing oil and gas. We even have a 75 sq. mi. 3D seismic shoot underway in a select area of Texas. Some of the wells Opal will drill in the second half of 2007 fall in what we call the "Big BCF" category. We will commence drilling of a well in July that has a target size of 300 BCF (billion cubic feet), which doesn't qualify as Giant but could still contain $2 billion of natural gas.

As I sign off, I hope that you can feel the energy and see the bounce in our step. My promise to you remains that we will work diligently and intelligently to execute our plans and deliver on our goal of making Opal an exciting and successful investment.

Yours sincerely,

Ron Oligney

Ronald E. Oligney
CEO
Opal Energy Corp.

1. Results of Operations and Financial Condition

The loss for the period ended March 31, 2007 (the "Current Period") was $440,181 as compared to a loss of $1,189,728 during the comparative period in 2006 (the "Prior Period"): a decrease in loss of $ 749,547. During 2006 the Company focused on its natural gas strategy highlighted by the acquisition of Opal Energy Inc. in July. To reflect the business plan of the combined entities, an election was made to write off the remaining mineral properties in 2006 adding to the write off of wells drilled before the combination.

Production for the three month period ended March 31, 2007 was 40,506 mcf of Gas and 1,308 barrels of oil from two producing properties. Both producing properties commenced production in the 4th quarter of 2006.

The Administration Costs of $564,932 were significantly higher in the Current Period as compared to $94,908 in the prior period, an increase of $470,024. This increase is primarily due to increased salaries, consulting costs and general office costs relating to the Company's newly acquired subsidiary, Opal Energy Inc.

Opal Energy Corp through its subsidiary Opal Energy Inc is an oil and gas exploration company focusing on natural gas exploration in Texas.

Production Information:

	Period Ended March 31, 2007	Year Ended December 31, 2006
Net production:		
Gas (mcf)	40,506	42,435
Oil (barrels)	1,308	1,284
Oil Equivalent (at a 6:1 conversion gas to oil)	7,485	8,357

The Annual Report to Shareholders including the Company's audited financial statements for the year ended December 31, 2006 provides further review of its operations.

2. Financing, Principle Purposes and Milestones

During the period ended March 31, 2007, the Company completed financings totaling $2.15 million and received an additional $2.29 million from the exercise of warrants. These funds were used for working capital and to fund natural gas exploration wells.

Previous milestones are as follows:

On July 18th the Company announced the agreement to acquire Opal Energy Inc., ("Opal"); a Texas based oil and gas exploration company. The intent of the acquisition was to accelerate the Company's current natural gas strategy and to bring in house the talented Opal management team led by Mr. Ron Oligney. The agreement was subject to successful due diligence by both parties and to the receipt of regulatory approval by September 15, 2006 unless otherwise extended by Opal. The consideration to be paid by the Company for the acquisition of Opal was the issuance of 18 million common shares of the Company to Ron Oligney and the assumption of up to US$700,000 of liabilities of Opal.

This acquisition was completed as reported on October 24, 2006. The shares issued are subject to a time release agreement such that 25% of the shares shall be relieved from resale restriction every 6 months.

Aunt Audrey # 1 Well, Bee County, Texas

The Company entered into an agreement with Britanco LLC to fund the project. The agreement called for the Company, to fund 100% of the costs, in return for a 50% working interest in the well, equivalent to a 37.5 % net revenue interest allowing for the 25% landowner royalty. The well was put to sales in October 2006.

Sue Ann Taquard # 1 well, Galveston County, Texas

The Company committed to fund 2/3 of the drilling costs and 50% of the completion costs pursuant to an agreement with the Sue Ann Operating Company. In turn, the Company arranged for three other parties to participate in the well such that the Company funded 25% and the other parties funded 75% of the above noted commitment. This resulted in the Company acquiring a 12.5% working interest, equivalent to a 9.375 % net revenue interest allowing for the 25% landowner royalty. This well was completed in November 2006.

Lampley # 1 Well, Lavaca County, Texas

On March 9, 2007 the Company reported that the Lampley well which was funded as to 70% by the Company would not provide an adequate return on the completion costs and the decision was made not to set pipe.

Seismic Shoot Victoria County, Texas

Opal Energy and Paleon Oil and Gas Limited are funding, on a 70:30 basis, a 79 square mile 3-D Seismic Shoot, in Victoria County, Texas pursuant to an agreement with a private Texas company. The project involved a substantial land acquisition effort which was the primary activity in 2006. Acquiring agreements with over 1800 landowners is substantially completed and the project in the second quarter of 2007 is moving in to the field work phase. The seismic data is expected to be available late in the 3rd quarter of 2007.

3. Subsequent Events

Subsequent to the quarter ended March 31, 2007:

a) The Company granted 2,950,000 stock options at exercise prices ranging from $0.20 to $0.25, expiring on or before April 13, 2012. The options are subject to a vesting schedule and any shares acquired pursuant to the option agreements may not be sold within 4 months of granting.

b) On May 4th, 2007 the Company reported that it has arranged a non-brokered Private Placement for $25 million (the "Offering"). The Offering consists of 125,000,000 common shares of the Company at a price of $0.20 per share. Common shares issued pursuant to the Offering will be subject to a 4-month hold period. A finders fee of 6.0% is payable in respect of the Offering, which is subject to regulatory approval.

4. Liquidity and Solvency

As at March 31, 2007, the Company had a cash balance of $977,785, accounts receivable of $1,672,749 and a working capital of $2,129,266. This compares to cash of $1,205,416, accounts receivable of $1,130,563and a working capital of $ 1,844,284 at year end 2006.

The Company raised $2.15 million in February 2007 through the issue of 10,374,500 units priced at $0.23 per unit. Each unit comprises one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.35 prior to February 8, 2008 (8,374,500 warrants) and February 21, 2008 (2,000,000 warrants). During the fourth quarter of last year and the first two months of 2007, the Company netted $3.0 million through the exercise of 30.0 million warrants. These funds will be used to provide working capital and funding for oil and gas exploration projects.

On May 4th, 2007 the Company reported that it has arranged a non-brokered Private Placement for $25 million (the "Offering"). The Offering consists of 125,000,000 common shares of the Company at a price of $0.20 per share. Common shares issued pursuant to the Offering will be subject to a 4-month hold period. A finders fee of 6.0% is payable in respect of the Offering, which is subject to regulatory approval.

5. Disclosure and Financial Reporting Controls

Management is satisfied with the effectiveness of the Company's disclosure controls and procedures employed during the current year and more specifically, at December 31, 2006.

The Company has not made any change in internal control over financial reporting during the past year.

6. Off Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

7. Disclosure of Outstanding Share Data

As at May 28, 2007 the Company had the following common shares, warrants and stock options outstanding:

Common Shares	173,910,950
Warrants	10,374,500
Stock Options	12,260,000
Fully diluted shares outstanding	196,545,450

8. Related Party Transactions

The Company entered into the following transactions with related parties as follows:

a) Paid or accrued consulting fees of $41,566 (2006 - $Nil) to a director and an officer of the Company.

b) Paid consulting fees of $18,000 to a partnership in which a non-salaried officer is a control person.

Included in accounts payable as at March 31, 2007 is $52,027 (2006 - nil) payable to a director and an officer of the Company.

These transactions were in the normal course of operations and were measured, where applicable, at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Outlook

The Company expects to rely upon equity subscriptions to satisfy its capital requirements, including capital to finance its major exploration activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. A further source of financing is the Company's modest cash flow and partner participation in various projects.

Cautionary Notes

Certain statements in this document, including statements which may contain words such as "could", "expect", "believe", "will", and similar expressions, and statements related to matters that are not historical facts, are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those set out herein, which may cause the actual results, performances, or achievements of Opal Energy Corp (the "Company") to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

These unknown risks and uncertainties include, among other things, financial results, market and industry expectations, the oil and gas exploration industry, general economic, business and political conditions, loss or addition of key employees, stock market volatility, changes in laws and regulations, the Company's ability to compete successfully, adapt to changing industry standards and other factors.

All forward-looking statements in this document are based on management's beliefs, intentions and expectations with respect to future events and are subject to certain risks, uncertainties and assumptions as of the date of this Management Discussion and Analysis ("MD&A"). In light of the many risks and uncertainties that may cause future results to differ materially from those expected, the Company cannot give assurance that the forward-looking statements contained in this document will be realized. Forward-looking statements are not guarantees of future performance. The Company assumes no obligation to update its forward-looking statements to reflect subsequent information or events.

Selected Annual Information

	For the years ended December 31		
	2006	2005	2004
Total revenues (including interest & other income)	266,284	36,071	20,487
Loss before write off of exploration properties, the acquisition of Opal Energy Inc. and future income tax recovery	1,321,895	430,125	487,056
Future income tax recovery	-	-	435,507
Loss for the year	10,270,530	458,163	473,263
Loss for the year per share	0.09	0.01	0.01
Total assets	6,330,733	5,833,707	3,221,634
Total long-term financial liabilities	34,072	17,653	0

Summary of Quarterly Results

	For the quarters ended:			
	March 31,2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006
Total revenues (including interest & other income)	201,754	219,522	21,098	19,895
Loss before write off of exploration properties and the acquisition of Opal Energy Inc.	440,181	979,391	114,563	138,802
Loss for the period	440,181	6,861,532	114,563	2,104,707
Loss for the period per share	0.00	0.06	0.00	0.02

	For the quarters ended:			
	March 31,2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005
Total revenues (including interest & other income)	5,769	12,067	5,877	12,337
Loss before write off of exploration properties and the acquisition of Opal Energy Inc.	89,139	120,051	94,606	94,751
Loss for the period	1,189,728	120,051	94,606	122,789
Loss for the period per share	0.02	0.00	0.00	0.00

OPAL ENERGY

OPAL ENERGY CORP.
(formerly Boulder Mining Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007

OPAL ENERGY CORP.
(formerly Boulder Mining Corporation)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the company have been prepared by and are the responsibility of the company's management.
The company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"John H. McAdam"
President

"James G. Grinnell"
Chief Financial Officer

Date May 28, 2007

OPAL ENERGY CORP.
(formerly Boulder Mining Corporation)
CONSOLIDATED BALANCE SHEETS

	March 31 2007	December 31 2006
ASSETS		
Current		
Cash	$ 977,785	$ 1,205,416
Receivables	1,672,749	1,130,563
Advances and deposits	498,916	473,203
	3,148,450	2,809,182
Equipment (Note 7)	669,526	655,804
Mineral properties (Note 4)	-	-
Oil and gas properties (Note 5)	6,078,441	2,830,747
Other assets (Note 6)	35,000	35,000
	$ 9,927,417	$ 6,330,733
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 402,823	$ 335,791
Current portion of capital lease payable (Note 8)	11,127	17,687
Current portion of loans payable (Note 10)	30,768	31,083
Bank indebtedness (Note 9)	574,466	580,337
	1,019,184	964,898
Long term debt		
Capital lease payable (Note 8)	-	-
Loans payable (Note 10)	33,728	34,072
	1,052,912	998,970
Shareholders' equity		
Capital stock (Note 11)		
Authorized		
Unlimited number of common shares and Class A shares		
Issued		
Common shares	48,284,942	43,842,019
Class A shares	37,927	37,927
Contributed surplus (Note 11)	684,831	684,831
Share subscriptions received in advance	-	460,000
	49,007,700	45,024,777
Deficit	(40,133,195)	(39,693,014)
	8,874,505	5,331,763
	$ 9,927,417	$ 6,330,733

Nature and continuance of operations (Note 1)
Subsequent events (Note 16)

On behalf of the Board:

"John H. McAdam" Director *"Ken Thorsen"* Director

The accompanying notes are an integral part of these consolidated financial statements.

OPAL ENERGY CORP.
(formerly Boulder Mining Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
THREE MONTHS ENDED MARCH 31

	2007	2006
REVENUE		
Oil and gas	$ 138,310	$ -
Management fees	52,713	-
	191,023	-
DIRECT COSTS		
Depletion	39,504	-
Operating expenses	6,643	-
Production taxes	9,746	-
	55,893	-
	135,130	-
EXPENSES		
Advertising and promotion	7,247	1,800
Amortization	457	-
Consulting	83,779	25,500
Office and sundry	32,105	7,002
Professional fees	34,535	474
Prospecting	4,244	-
Insurance	50,296	-
Rent	23,560	7,334
Salaries	236,074	40,792
Shareholder information	17,421	850
Stock-based compensation	-	-
Transfer agent and regulatory fees	11,568	5,726
Travel	63,656	5,430
	564,932	94,908
Loss before other items	(429,802)	(94,908)
OTHER ITEMS		
Interest expense	(13,235)	-
Interest and other income	10,731	5,768
Foreign exchange loss	(7,875)	-
Write off of mineral properties (Note 4)	-	(1,100,588)
	(10,379)	(1,094,820)
Loss for the period	(440,181)	(1,189,728)
Deficit, beginning of year	(39,693,014)	(29,422,484)
Deficit, end of period	$ (40,133,195)	$ (30,612,212)
Basic and diluted loss per common share	$ (0.00)	$ (0.02)
Weighted average number of common shares outstanding	155,578,113	76,566,755

The accompanying notes are an integral part of these consolidated financial statements.

OPAL ENERGY CORP.
(formerly Boulder Mining Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31

		2007		2006
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the year	$	(440,181)	$	(1,189,728)
Items not affecting cash:				
Depletion and amortization		39,961		-
Write-off of mineral properties		-		1,100,588
Changes in non-cash working capital items:				
Increase in receivables		(541,186)		(13,963)
Increase in exploration and other advances		(25,713)		(774,249)
Increase (decrease) in accounts payable		67,032		(34,848)
Net cash used in operating activities		(900,087)		(912,199)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of equipment		(13,958)		(4,000)
Resource property costs		(3,283,419)		(1,211,870)
Net cash used in investing activities		(3,297,377)		(1,215,870)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of common shares for cash, net of issuance costs		3,982,923		6,117,768
Repayment of capital lease		(6,560)		(5,999)
Proceeds from line of credit		(5,871)		-
Proceeds from loans payable, net of repayments		(659)		-
Net cash provided by financing activities		3,969,833		6,111,769
Net increase in cash during the period		(227,631)		3,983,699
Cash, beginning of year		1,205,416		426,905
Cash, end of period	$	977,785	$	4,410,604

Supplemental disclosures with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Opal Energy Corp. (formerly Boulder Mining Corporation) (the "Company") is the result of an amalgamation of McAdam Resources Inc., Konteko Resources Inc., and Tashota Nipigon Mines Ltd. under the laws of the province of Ontario pursuant to articles of amalgamation dated December 1, 1988. Its principal business activities are the exploration and development of resource properties. All of the Company's resource properties are currently located in the United States and Canada.

On July 17, 2006, the Company acquired 100% of the issued and outstanding capital stock of Opal Energy Inc. ("OEI"), a company incorporated in the state of Texas, USA, and is engaged in the exploration and development of resource properties.

The Company is in the process of developing its existing resource properties and has not yet determined whether the reserves of its properties are economically recoverable. The recoverability of the amounts shown for resource properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	March 31 2007	December 31 2006
Working capital	$ 2,129,266	$ 1,844,284
Deficit	(40,133,195)	(39,693,014)

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, OEI (from July 17, 2006). All significant intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Receivables

Receivable are reported at face value less any provisions for uncollectible amounts considered necessary. The Company estimates doubtful accounts on an item by item basis and includes over aged accounts as part of allowance for doubtful accounts. Receivables primarily include receivable amounts from its oil and gas property participants.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recognized using the straight-line method over the following terms:

Office Equipment	2.5 – 5 years
Computer equipment	3 years
Camp Equipment	2 – 5 years
Non-mobile equipment	2 – 3 years
Heavy equipment and vehicles	2 years

Camp, non-mobile and heavy equipment are located in the Yukon where the seasonal environment allows for a six month working year and the equipment is amortized during the six months from May to October.

Oil and natural gas properties

The Company utilizes the full cost method to account for its investment in oil and gas properties. Under this method, all costs of acquisition, exploration and development of oil and gas reserves, including such costs as leasehold acquisition costs, geological expenditures, tangible and intangible development costs and direct internal costs, are capitalized as incurred. The cost of the oil and gas properties with proved reserves will be depleted and charged to operations using the unit-of-production method based on the ratio of current production to estimated proved oil and gas reserves.

Costs directly associated with the acquisition and evaluation of unproved properties are excluded from the depletion computation until it is determined whether or not proved reserves can be assigned to the properties or whether impairment has occurred. If the results of an annual assessment indicate that the properties are impaired, the amount of the impairment along with the costs of drilling exploratory dry holes and geological and geophysical costs that cannot be directly associated with specific unevaluated properties are added to the capitalized costs subject to depletion. Should the Company not have properties with proven reserves, these costs are charged to operations for the year.

In applying the full cost method, the Company performs an annual cost centre impairment (ceiling test). The Company tests each cost centre for recoverability by comparing the carrying value of capital costs to the undiscounted cash flows expected to result from its use and eventual disposition. The calculation of future net revenues is based on reasonable estimates of future oil and gas prices and costs. Unproved properties are included in the cost centre impairment test by adding the cost of the unproved property, less any impairment, to the estimated future cash flow for the cost centre. An impairment loss is recognized when the carrying amount of a cost centre is not recoverable and is measured as the amount by which the carrying amount of the assets capitalized in a cost centre exceeds the sum of the fair value of proved and probable reserves plus costs, less any impairment, of unproved properties.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

Oil and gas properties (cont'd...)

Any amounts recorded for depletion and amortization of oil and gas properties and equipment and any provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

The Company does not have any significant asset retirement obligations

Revenue Recognition

Revenue from the sale of oil and gas products is recognized upon the passage of title and when ultimate collection is reasonably assured.

Management fees are recognized when the services have been performed and collection of the amount is reasonably assured.

Stock-based compensation

The Company recognizes compensation expense over the vesting period, for all stock options granted, using the fair value based method of accounting. Any cash paid on the exercise of stock options is added to the stated value of common shares.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years presented, this calculation proved to be anti-dilutive.

Basic loss per common share is calculated using the weighted-average number of shares outstanding during the year.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Flow-through common shares

Resource expenditure deductions for income tax purposes, related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Capital stock is reduced and future income tax liability increased by the estimated tax benefits transferred to shareholders.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Foreign currency translation

The Company's subsidiary represents integrated foreign operations. Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date and non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of operations.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. ACQUISITIONS

On July 17, 2006, the Company acquired 100% of the outstanding and issued capital stock of OEI through the issuance of 18,000,000 common shares in the capital of the Company. The transaction was recorded at the fair value of the 18,000,000 common shares issued for the transaction based on the quoted market price of the Company's common stock on the date of the agreement of $0.124 per share. This agreed upon consideration for the transaction was allocated among the fair value of the net assets recorded on OEI's financial statement at the time of the transaction and on the compensation expenses given to management of OEI for pre-operating services provided to OEI and to retain their services. As such, the purchase price of the transaction has been allocated among the $35,585 to cash, $2,845 to accounts payable and accrued liabilities, $224,586 to line of credit, $286,508 to advances payable, $57,579 to other loans and $2,775,133 of compensation expense paid to the management of OEI at the time of the transaction.

4. MINERAL PROPERTIES

	Tevrede Property, Northwestern Namibia	Indian River Property, Klondike Gold District Yukon Territory	Total 2006
Acquisition costs	$ 21,000	$ 603,872	$ 624,872
Deferred exploration costs incurred during the year:			
Amortization on equipment	-	20,803	20,803
Sampling and bulk testing	-	10,370	10,370
Field, office and miscellaneous	-	9,820	9,820
Vehicles, heavy equipment rentals and fuel	-	18,326	18,326
Claims maintenance fees	-	14,954	14,954
Site reclamation	-	34,802	34,802
Consultants, salaries and management fees	-	113	113
Deferred during the year	-	109,188	109,188
Balance, beginning of year	1,252,738	2,412,984	3,665,722
Recovery of costs	-	(27,371)	(27,371)
Total deferred exploration costs	1,273,738	2,494,801	3,747,539
Written-off during the year	(1,273,738)	(3,098,673)	(4,372,411)
Total resource property costs	$ -	$ -	$ -

4. **MINERAL PROPERTIES** (cont'd...)

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many resource properties. The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tevrede property, Namibia

The Company held a 100% claim in the Tevrede property until 2005 when it allowed Springbok Resources Inc. to earn a 60% interest by way of expenditures in the property and various payments to the Company.

On April 12, 2006 the Company was advised by Springbok Resources Inc. that it did not intend to make further expenditures to earn an interest in the Tevrede Project in Namibia. The Company in turn notified Helio Resource Corporation that it would no longer pursue its interest in the Tevrede Project. Title has reverted to Helio Resource Corporation. The expenses related to acquisition and exploration of this property were written off in 2006.

Indian River Paleo Channel Project, Yukon, Canada

On March 2, 2004, the Company signed a letter of agreement with Western Prospector Group Ltd. to earn a 70% joint venture interest in the Indian River Paleo Channel Project, located in the Klondike gold district, Yukon, Canada.

On May 2, 2005, the Company signed an Assignment and Assumption Agreement with Western Prospector Group Ltd. to acquire a 100% interest in the Indian River Paleo Channel Project by making payments totaling $225,000 and issuing 700,000 units. Each unit was comprised of one common share and one half share purchase warrant priced at market at the time of issuance. ($0.14 per share)

The $100,000 due on signing was paid and the 700,000 units were issued. The Company was required to make an additional payment of $125,000 by December 31, 2005. By agreement with the vendor, the final payment was deferred and paid in early January, 2006. Pursuant to this amended agreement, the Company now owns 100% of the project subject to a net smelter return royalty of 2 ½ % (2006) and 3% (2007 onward) to Western Prospector Group Ltd. plus a 2% NSR to the underlying vendor.

The Company made the decision, in 2006, to write the holding value of the Indian River Project down to nil on December 31, 2006, as a result of the companying focusing on its oil and gas exploration and production activities.

5. OIL AND GAS PROPERTIES

	March 31 2007	Dec. 31 2006
Balance, beginning of year	$ 2,830,747	$ -
Proved properties	1,017,525	778,725
Unproved properties	2,265,895	3,609,472
Depletion during the year	(35,725)	(18,137)
Write off of oil and gas properties	-	(1,831,031)
Balance, end of period	$ 6,078,441	$ 2,830,747

At present all of the Company's exploration and producing properties are located within the state of Texas in the USA. At March 31, 2007, the oil and gas properties include $4,336,053 relating to unproved properties that have been excluded from the depletion calculation.

Encino Well:

The Company was required to pay $210,000 on or before January 15, 2006 and 74.67% of the costs disclosed in the Authorization for Expenditure ("AFE") to earn a 56% working interest in the well.

On April 25, 2006 the Company determined that the well would not be economically viable and accordingly, costs related to this project of $784,417, were written off during 2006.

Cage Well:

The Company was required to pay 20% of the cost of the well, no more than 15 calendar days following the presentation of the AFE and 100% of the costs disclosed in the AFE to earn a 75% working interest in the well.

On March 29, 2006 the Company determined that the well would not be economically viable and accordingly, the costs attached to this project of $1,046,614, were written off during 2006.

Aunt Audrey # 1 Well, Bee County, Texas

The Company entered into an agreement with Britanco LLC to fund a well re-entry project. The agreement called for the Company, to fund 100% of the costs, in return for a 50% working interest in the well, equivalent to a 37.5 % net revenue interest allowing for the 25% landowner royalty.

Sue Ann Taquard # 1 well, Galveston County, Texas

The Company committed to fund 2/3 of the drilling costs and 50% of the completion costs pursuant to an agreement with the Sue Ann Operating Company. In turn the Company arranged for three other parties to participate in the well such that the Company funded 25% and the other parties funded 75% of the above noted commitment. This resulted in the Company acquiring a 12.5% working interest, equivalent to a 9.375 % net revenue interest allowing for the 25% landowner royalty.

5. OIL AND GAS PROPERTIES (cont'd...)

Lampley # 1 Well, Lavaca County, Texas

On March 9, 2007 the Company reported that the Lampley well which was funded as to 70% by the Company would not provide an adequate return on the completion costs and the decision was made not to set pipe.

3-D Seismic Shoot, Victoria County, Texas

The Company and Paleon Oil and Gas Limited, a private company, are funding, on a 70:30 basis, a seismic shoot pursuant to an agreement with another private Texas company. The project involved land acquisition which was the primary activity in the first quarter of 2007.

The full cost ceiling test results as of December 31, 2006, and March 31, 2007 resulted in no impairment of evaluated oil and gas properties. The future prices used in the December 31, 2006, and March 31, 2007 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil ($/Bbl)
2007	$ 9.08	$ 74.00
2008	9.35	73.95
2009	8.71	64.90
2010	6.60	61.29
2011	8.63	62.51

6. OTHER ASSETS

Other assets comprise a reclamation bond of $35,000 posted with the Government of British Columbia.

7. EQUIPMENT

	March 31 2007			December 31 2006		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 39,549	$ 9,669	$ 29,880	$ 39,549	$ 7,914	$ 31,635
Computer equipment	63,580	17,368	46,212	49,622	14,887	34,735
Camp equipment	100,213	40,683	59,530	100,213	40,683	59,530
Non-mobile equipment	106,683	37,265	69,418	106,683	37,265	69,418
Heavy equipment and vehicles	712,116	251,630	460,486	712,116	251,630	460,486
	$ 1,022,141	$ 356,615	$ 665,526	$ 1,008,183	$ 352,379	$ 655,804

Included in heavy equipment is survey equipment with a cost of $56,000 and a net book value of $43,556 acquired through a capital lease.

8. CAPITAL LEASE

		March 31 2007		December 31 2006
Capital lease obligation	$	11,127	$	17,687
Current portion of capital lease obligation		(11,127)		(17,687)
Long term portion of capital lease obligation	$	-	$	-

On June 1, 2005, the Company entered into a 27 month capital lease contract for the purchase of certain survey equipment. The survey equipment is classified as a depreciable asset and recorded at a cost equal to the present value of the lease payments due of $56,000. Title of the survey equipment will transfer to the Company at the option of the Company on May 1, 2007 upon payment of $5,600. The Company so exercised its option by making a payment of $3,020 and debiting prepaid expenses for $2,580. The prepaid amount represents the last month's payment on the lease that was prepaid in late May 2005.

9. BANK INDEBTEDNESS

The carrying amount of bank indebtedness as of March 31, 2007 and December 31, 2006 follows:

		March 31 2007		Dec. 31 2006
Demand loan	$	574,466	$	580,337

The bank indebtedness is guaranteed by certain directors and a shareholder of the Company. The interest is calculated at the prime rate plus 1% and is payable on demand.

10. LOANS PAYABLE

		March 31 2007		December 31 2006
Due January 10, 2008, bearing interest at 6% per annum, with annual principle repayments of $US17,766	$	42,998	$	43,437
Due March 10, 2008, bearing interest at 6% per annum, with annual principle repayments of $US8,883		21,498		21,718
		64,496		65,155
Current portion of long term liabilities		(30,768)		(31,083)
Long term liabilities	$	33,728	$	34,072

11. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares		Capital Stock		Contributed Surplus
Authorized					
Unlimited common shares without par value					
Unlimited preferred shares without par value					
Common shares issued					
Balance, December 31, 2005	62,487,669	$	34,823,526	$	299,492
Private placement (units of 1 share and 1 warrant) (a)	30,000,000		1,462,630		-
Acquisition of Opal Energy Inc. (b)	18,000,000		2,239,200		-
Exercise of options (c)	40,000		8,000		-
Exercise of warrants (d)	29,883,117		5,330,268		-
Stock-based compensation	-		-		385,339
Share issuance costs	-		(21,605)		-
Balance, December 31, 2006	140,410,786		43,842,019		684,831
Private placement (units of 1 share and 1 warrant) (e)	10,374,500		2,150,423		-
Exercise of warrants (f)	22,925,000		2,292,500		-
Stock-based compensation	-		-		-
Balance, March 31, 2007	173,710,950	$	48,284,942	$	684,831

a) During the year ended December 31, 2006, the Company completed a non-brokered private placement of 30,000,000 units at $0.05 per unit for gross proceeds of $1,500,000. Each unit consisted of one common share and one common share purchase warrant. One share purchase warrant entitled the holder to acquire one common share of the Company at a $0.10, expiring on March 1, 2007.

b) During 2006, the Company acquired 100% of the issued and outstanding shares of Opal Energy Inc. in exchange for 18,000,000 common shares of the Company (Note 3).

c) During 2006, the Company issued 40,000 common shares pursuant to the exercise of stock options, for gross proceeds of $8,000.

d) During 2006, the Company issued 29,883,117 common shares pursuant to the exercise of warrants for gross proceeds of $5,330,268.

e) During the period ended March 31, 2007 the Company completed a brokered private placement of 8,374,500 units (the "Units") at $0.23 per unit for gross proceeds of $1,926,135 and a non-brokered private placement of 2,000,000 units (the "Units") at $0.23 per unit for gross proceeds of $460,000. Each unit consists of one common share and one common share purchase warrant. One share purchase warrant entitles the holder to acquire one common share of the Company at a $0.35, expiring on February 8, 2008 for the 8,374,500 units, and February 21, 2008 for the 2,000,000 units. The Company paid a cash commission plus a corporate finance fee and the Company reimbursed the Agent for expenses related to the Offering so that the net proceeds received by the Corporation were $1,749,320.

11. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

f) During the period ending March 31, 2007 the Company issued 22,925,000 common shares pursuant to the exercise of warrants for gross proceeds of $2,292,500.

Class A Shares, Series 1

The Company has issued and outstanding 5,057 (2004 – 5,057; 2003 – 5,057) Class A shares.

The Class A shares, Series 1, are non-voting and are convertible into common shares at any time on the basis of 6.67 common shares for each Series 1 share held.

Warrants

The following is a summary of warrants at March 31, 2007 and December 31, 2006 and changes during the periods then ended:

	March 31, 2007			December 31, 2006		
	Number of Warrants		Weighted Average Exercise Price	Number of Warrants		Weighted Average Exercise Price
Outstanding, beginning of year	22,925,000	$	0.10	27,042,800	$	0.22
Issued	10,374,500		0.35	30,000,000		0.10
Exercised	(22,925,000)		0.10	(29,883,117)		0.18
Expired	-		-	(4,234,683)		0.29
Outstanding and exercisable, end of period	10,374,500	$	0.35	22,925,000	$	0.10

At March 31, 2007 and December 31, 2006 the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Mar. 31, 2007	Number of Warrants Dec. 31, 2006
March 1, 2007 (Note 17)	0.10	-	22,925,000
February 8, 2008	0.35	8,374,500	-
February 21, 2008	0.35	2,000,000	-
		10,374,500	22,925,000

11. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Stock options

Under the Company's stock option plan, the Company may grant options for up to 10% of the issued and outstanding common shares to directors, employees and consultants at a minimum exercise price to be determined by the closing market value on the day prior to the date of grant. Under the plan options vest as follows: One-quarter vest upon the grant date and a further one-quarter after each of the following three six-month periods. The Company may elect from time to time to waive or reduce the vesting periods based on reasonable determination by the Board of Directors. The options can be granted for a maximum term of 5 years.

The following is a summary of stock options at March 31, 2007 and December 31, 2006 and changes during the periods then ended:

	March 31, 2007		December 31, 2006	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of the year	9,470,000	$ 0.25	1,530,000	$ 0.23
Exercised (c)	-		(40,000)	0.20
Cancelled/Expired (a)	(100,000)	0.20	(20,000)	0.20
Granted (b)	-	-	8,000,000	0.25
Outstanding, end of the period	9,370,000	$ 0.25	9,470,000	$ 0.25
Number of options currently exercisable	3,370,000	$ 0.25	3,470,000	$ 0.25

(a) On May 6, 2006, 20,000 options expired, unexercised, and on February 21, 2007 100,000 options expired unexercised.

(b) On October 12, 2006, the Company granted 8,000,000 options to directors, officers and employees for a period of 5 years at an exercise price of $0.25 per share.

(c) On December 18, 2006, 40,000 options were exercised by a director of the Company.

11. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

At March 31, 2007 and December 31, 2006 the following options were outstanding to directors, officers and employees:

Expiry Date	Exercise Price	Number of Options March 31, 2007	Number of Options December 31, 2006
February 21, 2007 (expired)	0.20	-	100,000
June 27, 2007	0.25	870,000	870,000
May 6, 2008	0.25	200,000	200,000
March 5, 2009	0.25	200,000	200,000
March 15, 2009	0.29	100,000	100,000
October 12, 2011	0.25	8,000,000	8,000,000
		9,370,000	9,470,000

Stock-based compensation

During the period ended March 31, 2007, the Company did not grant any options, (2006 – Nil).

The following weighted average assumptions were used in the Black-Scholes method of valuation of stock options granted during 2006:

	2007	2006
Risk-free interest rate	4.01%	4.01%
Expected life of options	5 years	5 years
Annualized volatility	144.42%	144.42%
Dividend rate	0%	0%

12. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	March 31 2007	December 31 2006
Cash paid during the period for income taxes	$ -	$ -
Cash paid during the period for interest	$ 13,235	$ 11,743

The significant non-cash transactions for the year ended December 31, 2006 were as follows:

a) The issuance of 18,000,000 common shares at a value of $2,239,200 as consideration for 100% of the issued and outstanding share capital of Opal Energy Inc. (Note 3).

b) The charge of $535,933 to the loss on acquisition of Opal Energy Inc., representing the stockholders' deficiency of Opal Energy Inc. at the time of acquisition, which was included as compensation expense (Note 3).

c) Included in accounts payable and accrued liabilities is $224,002 in oil and gas property expenditures and $4,785 in equipment expenditures.

13. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties as follows:

a) Paid or accrued consulting fees of $41,566 (2006 - $Nil) to a director and an officer of the Company.

b) Paid consulting fees of $18,000 to a partnership in which a non-salaried officer is a control person.

Included in accounts payable as at March 31, 2007 is $52,027 (2006 - nil) payable to a director and an officer of the Company.

These transactions were in the normal course of operations and were measured, where applicable, at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the exploration and development of resource properties. Geographical information is as follows:

		March 31 2007		December 31 2006
Capital assets				
Canada	$	595,578	$	596,035
USA		6,148,389		2,890,516
	$	6,743,967	$	3,486,551

All of the Company's operating revenues are earned in the USA.

15. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, reclamation bond, accounts payable, accrued liabilities loans payable, bank indebtedness and capital lease payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

16. SUBSEQUENT EVENTS

Subsequent to the period ended March 31, 2007:

a) The Company granted 2,950,000 stock options at exercise prices ranging from $0.20 to $0.25, expiring on or before April 13, 2012. The options are subject to a vesting schedule and any shares acquired pursuant to the option agreements may not be sold within 4 months of granting.

b) On May 4th, 2007 the Company reported that it has arranged a non-brokered Private Placement for $25 million (the "Offering"). The Offering consists of 125,000,000 common shares of the Company at a price of $0.20 per share. Common shares issued pursuant to the Offering will be subject to a 4-month hold period. A finders fee of 6.0% is payable in respect of the Offering, which is subject to regulatory approval.

PACIFIC CORPORATE TRUST COMPANY

510 BURRARD ST, 2ND FLOOR
VANCOUVER, BC V6C 3B9
Phone: 604-689-9853
Fax: 604-689-8144

RECEIVED

2007 NOV 28 P 8:25

FORATE FINANCE

May 16, 2007

OPAL ENERGY CORP.
409 GRANVILLE STREET, SUITE 951
VANCOUVER, BC V6C 1T2
CANADA

Dear Sirs\Mesdames:

RE: OPAL ENERGY CORP. (the "Company")
MAILING ON MAY 16, 2007

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid mail to all of the registered shareholders of the Company. However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

- Information Circular
- Notice of Meeting
- Proxy*
- Financial Statement Request Form

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company's request for beneficial ownership information and responded.

Yours truly,
PACIFIC CORPORATE TRUST COMPANY

"Ramie Lousa"

Ramie Lousa

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

OPAL ENERGY CORP.

TO BE HELD AT SUITE 951 – 409 GRANVILLE STREET,
VANCOUVER, BRITISH COLUMBIA
ON THURSDAY JUNE 14TH, 2007 AT 2:00 P.M.

The undersigned member ("Shareholder") of the Company hereby appoints, John H. McAdam, President and Director of the Company, or failing this person, James G. Grinnell, an officer of the Company, or in the place of the foregoing, ______________________ (*print the name*), as proxy-holder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxy-holder to vote the securities of the Company recorded in the name of the Shareholder as specified herein.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SHAREHOLDER PRINT HERE: ______________________

SHAREHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Withhold
1. To determine the number of Directors at four.		
2. To elect as Director, Nelson W. Baker.		
3. To elect as Director, John H. McAdam.		
4. To elect as Director, Ken R. Thorsen.		
5. To elect as Director, Ronald Oligney		
6. Appointment of Davidson & Company LLP as auditors of the Company.		
7. To authorize the Directors to fix the Auditors' remuneration.		
8. To re-approve the Company's Stock Option Plan.		
9. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.		

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Shareholder, for the proxy-holder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxy-holders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxy-holders shown and do not complete the blank space provided for the appointment of an alternate proxy-holder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxy-holder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxy-holder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxy-holder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxy-holder. If no choice is specified, the proxy-holder has discretionary authority to vote as the proxy-holder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxy-holder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxy-holder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions** ***must be DEPOSITED*** **at the office of PACIFIC CORPORATE TRUST COMPANY no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 2nd Floor, 510 Burrard Street, V6C 3B9, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://webvote.pctc.com

OPAL ENERGY CORP.

#951 – 409 Granville Street
Vancouver, B.C. V6C 1T2

MANAGEMENT INFORMATION CIRCULAR FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

(Containing information as at May 8, 2007 except as otherwise indicated)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **Opal Energy Corp.** (the "Company") for use at the Annual and Special General Meeting of Shareholders of the Company (the "Meeting") and any adjournment thereof to be held on **Thursday, June 14, 2007 at 2 p.m. (Pacific Time)** at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, e-mail, fax or other means of telecommunications by the directors, officers and employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** A proxy will not be valid unless the completed form of proxy is received by **Pacific Corporate Trust Company, 2nd floor – 510 Burrard Street, Vancouver, B.C., V6C 3B9** not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Please contact your broker if you have questions.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, **Suite 951 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2** , at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, ON ANY POLL WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE.

SUCH SHARES WILL, ON A POLL, BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.

These securityholder materials are being sent to both registered shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Circular and the Proxy (collectively, the "Meeting Materials") directly to the NOBOs, and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

By choosing to send these materials to the NOBOs directly, the Company (and not the Intermediary holding on their behalf) has assumed responsibility for (i) delivering these materials to the NOBOs, and (ii) executing their proper voting instructions.

The Meeting Materials sent to Non-Registered Holders who have not waived the right to receive meeting materials are accompanied by a request for voting instructions (a "VIF"). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the registered shareholder how to vote on behalf of the Non-Registered Holder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or his or her nominee, the right to attend and vote at the Meeting.

Please return your voting instructions as specified in the VIF. Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited

number of Class A shares without par value. Only the holders of common shares are entitled to receive notice of or to attend and vote at any meetings of the Members of the Company. As at May 8, 2007 there were 173,710,950 common shares without par value issued and outstanding and 5,057 Class A shares without par value issued and outstanding.

Only shareholders of record at the close of business on May 8, 2007 who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his/her/its name on the list of shareholders.

To the knowledge of the directors and senior officers of the Company, as at the date of this Circular, only two shareholders own in excess of 10% of the issued and outstanding shares of the Company as follows:

Shareholder	No. of Shares Beneficially Owned, Controlled or Directed	Percentage of Outstanding Shares
Ronald Oligney	20,300,000	11.69%
CDS & Co (NCI) (1)	113,137,738	65.13%

NOTES:

(1) The Company does not know the beneficial owners of these shares.

ELECTION OF DIRECTORS

The number of directors on the board of directors is currently set at four. Management of the Company proposes to nominate the persons named in the following table for election as Directors of the Company. The term of each of the current directors of the Company will expire at the Meeting and each Director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a Director. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees set out below. **Management does not contemplate that any of the nominees will be unable to serve as a director.**

The Company does not have an executive committee but does have an Audit Committee and Compensation Committee as indicated below.

The following information concerning the proposed nominees has been furnished by each of them:

Name and Present Office Held	Director Since(3)	# of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised at the Date of This Information Circular(3)	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years(3)
Nelson W. Baker (1)(2) Director West Vancouver, B.C., Canada	February 21, 2002	160,000	Geological Engineer
John H. McAdam (1) President & Director West Vancouver, B.C.	March 2, 1984	3,416,334	Geological Engineer

Name and Present Office Held	Director Since[3]	# of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised at the Date of This Information Circular[3]	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years[3]
Ken R. Thorsen [(1)(2)] Director Port Coquitlam, B.C.	February 21, 2002	100,000	Geological Engineer
Ronald Oligney CEO & Director Katy, Texas	October 24, 2006	20,300,000	Energy Consultant

(1) Member of Audit Committee.

(2) Member of the Compensation Committee.

(3) The information on residence, principal occupation and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

Corporate Cease Trade Orders or Bankruptcies

No director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets

except for John H. McAdam who was a director of the Company when it became subject to a Cease Trade Order in 1990 for failure to produce and file financial statements with the regulatory authorities. The Company made a proposal to its creditors under Part III of the Bankruptcy and Insolvency Act and in 1995, all of the legal, regulatory and procedural requirements of the proposal to the creditors were fulfilled. The regulatory authorities revoked their cease trade orders in 2001 and the Company is currently a reporting issuer not in default of any requirements of the securities legislation.

Individual Bankruptcies

No director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

EXECUTIVE COMPENSATION

For purposes of this section:

"LTIP" or "long term incentive plan" means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities; and

"Named Executive Officer" or "NEO" means (a) each Chief Executive Officer; (b) each Chief Financial Officer; (c) each of the Company's three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individual for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

Set out below is a summary of compensation paid during the Company's three most recently completed financial years to the Company's current Named Executive Officers. Unless otherwise noted, all dollar amounts are stated in Canadian dollars.

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g) (1)	LTIP Payouts ($) (h)	All other Compensation ($) (i)
John H. McAdam[(2)] President & Former CEO	2006	104,000	0	0	450,000	190,000	0	0
	2005	94,250	1,000	0	450,000	190,000	0	0
	2004	84,000	0	21,000	450,000	190,000	0	0
James G. Grinnell CFO	2006	52,000	1,000	0	300,000	150,000	0	0
	2005	49,000	1,000	0	100,000	0	0	0
	2004	49,100	0	0	100,000	25,000	0	0
Ronald Oligney[(3)] CEO	2006	0	0	US$66,000	0	0	0	0
	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1) An aggregate of 190,000 common shares with a total value of $29,450 as at the end of 2004 are held in escrow by CIBC Mellon Trust and are subject to terms of an escrow agreement made as of February 27, 1985. A total of 25,000 options granted to the CFO vested in 2005.

(2) John H, McAdam resigned as CEO in October, 2006.

(3) Ronald Oligney was appointed as CEO in October, 2006.

Long-Term Incentive Plan Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year.

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers:

NEO Name and Principal Position	*Securities, Under Options/SARs Granted*	*Percentage of Total Options/SARs Granted to Employees in Financial Year*	*Exercise or Base Price ($/Security)*	*Market Value of Securities Underlying Options/SARs on the Date of Grant*	*Expiration Date*
John H. McAdam[4] President	Nil	0%	N/A	N/A	N/A
James G. Grinnell CFO	200,000	2.5%	$0.25	$0.25	Oct.12/11
Ronald Oligney[3] CEO	Nil	0%	N/A	N/A	N/A

(1) The Company granted a total of 8,000,000 stock options to directors, officers, employees and consultants in the last complete financial year.

(2) The exercise price of stock options is determined by the Board of Directors being the closing price of the common shares of the Company on the Exchange on the trading day immediately preceding the date of the grant of the option.

(3) Ronald Oligney was appointed CEO of the Company in October, 2006.

(4) Resigned as CEO of the Company in October, 2006.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Year-End Option/SAR Values

No stock options or SARs were exercised during the Company's most recently completed financial year by the Named Executive Officers. The financial year-end value of unexercised options or SARs on an aggregated basis is as follows:

Option and SAR Repricings

The Company did not reprice any incentive stock options in respect of the Company's shares during the most recently completed financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no employment contracts with any Named Executive Officer. The Company has no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, with the exception of termination without cause or change in control of the Company or its subsidiaries or a material change in responsibilities following a change in control wherein the President will be entitled to one months compensation for each years service with the company, currently 22 months, or $198,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultants or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company has a Stock Option Plan for the granting of incentive stock options to the officer, employees and directors. The Company granted an aggregate 400,000 incentive stock options to the Directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding NEO's):

Name of Director and Position as at Financial Year End	*Securities Under Options Granted*	*% of Total Options Granted to All Employees in the Financial Year*	*Exercise or Base Price ($/Securities)*	*Market Value of Securities Underlying Options on the Date of Grant ($/Security)*	*Date of Grant*	*Expiration Date*
Ken R. Thorsen Director	200,000	2.5%	$0.25	$0.25	Oct.12/06	Oct.12/11
Nelson W. Baker Director	200,000	2.5%	$0.25	$0.25	Oct.12/06	Oct.12/11

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

At the end of the company's most recently completed fiscal year, the company does not have any compensation plans under which equity securities of the company are authorized for issuance.

CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 *Corporate Governance Guidelines*, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 *Disclosure of Corporate Governance Practices*, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company's approach to corporate governance and addresses the Company's compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment. 2 of the 4 members of the Board are independent: John H. McAdam and Ronald Oligney are the non-independent directors.

Management has been delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions. Through its audit committee, the Board examines the effectiveness of the Company's internal control processes and management information systems.

2. Directorships

Certain directors are also directors of other public companies as follows:

Nelson W. Baker	Director of Rainy River Resources Ltd. Director of RPT Uranium Corp Director of Temex Resources Corp.
Ken R. Thorsen	Director of Aurea Mining Inc. Director of Capstone Mining Corp. Director of Donner Metals Ltd. Director of Fury Explorations Ltd. Director of Network Exploration Ltd. Director of New Dimension Resources Ltd. Director of Pacifica Resources Ltd. Director of Rodinia Minerals Inc. Director of Silverstone Resources Corp.

3. Orientation and Continuing Education

Orientation and education of new members of the Board is conducted informally by management and members of the Board. The orientation provides background information on the Company's history, performance and strategic plans.

4. Ethical Business Conduct

The Company does not have a Code of Business Ethics Conduct.

5. Nomination of Directors

The Board has not appointed a nomination committee or put in place formal procedures for the identification of new Board member candidates. These functions are currently performed by the Board as a whole.

6. Compensation

The Company has established a Compensation Committee to assist the Board in fulfilling its obligations relating to human resource and compensation matters by preparing or receiving reports and making recommendations to the Board on matters including evaluation of the Company's senior management, compensation, organizational structure, management development and succession, employee plans and benefits, directors' compensation and such other matters as may be determined by the Board. The Compensation Committee is also responsible for setting and administering the policies and programs that govern both annual compensation and stock option programs for the executive officers and directors of the Company. The Compensation Committee currently consists of Nelson W. Baker and Ken R. Thorsen, both of whom are considered independent.

7. **Other Board Committees**

The Board has no other committees other than the Audit Committee and the Compensation Committee.

8. **Assessments**

The Board monitors on an ongoing basis the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company, the proposed nominees for election to the board of directors of the Company, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company's last financial year in matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

APPOINTMENT OF AUDITOR

Management of the Company proposes to nominate Davidson & Company LLP, Chartered Accountants, for re-appointment as auditors of the Company to hold office until the next Annual General Meeting of the shareholders at remuneration to be fixed by the directors. Davidson & Company have been the Company's auditors since May 14, 2003.

AUDIT COMMITTEE

The Audit Committee reviews the annual and quarterly financial statements of the Company, oversees the annual audit process, the Company's internal accounting controls, the resolution of issues identified by the Company's auditors and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting. In addition, the Audit Committee meets annually with the external auditors of the Company.

Composition of Audit Committee

The Company is required to have an Audit Committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or of an affiliate of the Company. The Company's current Audit Committee consists of John H. McAdam, Nelson W. Baker and Ken R. Thorsen, two of whom (being Nelson W. Baker and Ken R. Thorsen) are independent. Multilateral Instrument 52-110 *Audit Committees*, ("MI 52-110") provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company's board of directors, reasonably interfere with the exercise of the member's independent judgment.

Financial Literacy

MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

All of the directors of the Company are financially literate as that term is defined.

Audit Committee Charter

The Company has not yet adopted an audit committee charter.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the Audit Committee has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on:

(a) the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110; or

(b) an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Board of Directors has adopted a pre-approval policy requiring that the Audit Committee pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditor's independence.

Audit Fees

The following table sets forth the fees paid by the Company to Davidson & Company LLP, Chartered Accountants, for services rendered in the last two fiscal years:

	Fiscal 2005 $	**Fiscal 2006 $**
Audit Fees	12,000	20,500
Audit Related Fees	0	328
Tax Fees	3,462	4,200
All Other Fees	1,768	0
Totals	17,230	25,028

Exemption

The Company is a "venture issuer" as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to Parts 3 (*Composition of Audit Committee*) and 5 (*Reporting Obligations*).

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

RE-APPROVAL OF STOCK OPTION PLAN

The rules of the TSX Venture Exchange require that the Company obtain re-approval of the Company's Stock Option Plan (the "Plan") annually at each Annual General Meeting. The Shareholders adopted the plan in 2006. The Plan has not been amended since it was adopted. The Plan is an incentive for directors, officers, key employees and consultants, whereby non-assignable options may be granted by the Board of Directors of the Company enabling directors, officers, key employees and consultants to purchase shares of any class, type or series authorized by the Company for a term not exceeding five years at an exercise price not less than the market price of common shares of the Company. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) reserves a maximum of 10%of the issued shares of the Company at the time of the stock option grant, and 5% of the issued capital with respect to any one optionee, at the date of the grant. Options granted under the Plan have a vesting schedule in accordance with the rules of the TSX Venture Exchange, and are exercisable over a period not exceeding five (5) years from the date of grant, subject to earlier termination if the optionee ceases to be an eligible person by reason of termination of employment, retirement, disability or death.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 8th day of May, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

"John H. McAdam"

John H. McAdam
President

OPAL ENERGY CORP.

#951 – 409 Granville Street
Vancouver, B.C. V6C 1T2

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special General Meeting of Shareholders of **Opal Energy Corp. (the "Company") will be held on Thursday, June 14, 2007 at 2 p.m. (Pacific Time)** at suite 951 – 409 Granville Street, Vancouver, B.C. V6C 1T2 for the following purposes:

1. To fix the number of directors at four;
2. To elect directors for the ensuing year;
3. To appoint the auditor for the ensuing year;
4. To authorize the directors to fix the remuneration to be paid to the auditor;
5. To re-approve the Company's Stock Option Plan; and
6. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

Dated at Vancouver, B.C. this 8th day of May, 2007.

BY THE ORDER OF THE BOARD OF DIRECTORS

"John H. McAdam"

John H. McAdam
President

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

In order to benefit the environment by saving paper and reduce delivery expenses, we recommend that you select email as your preferred method of communication and provide your current email address and your consent to electronic delivery. **To provide your consent, please complete the Consent to Electronic Delivery form available at www.pctc.com/PCTCPortal/Public/ShareHolder.aspx**. Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent by mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the **current financial year**.

OPAL ENERGY CORP.

Please select one or both of the following options: ______ **Annual Financial Statements & MD & A**

______ **Quarterly Financial Statements & MD & A**

Name: ____

Address: ____

Street Name & Number *Apt. or Suite*

____

City *Prov or State* *Country* *Postal or Zip Code*

Email Address: ____________________ Preferred Method of Communication: Email:_____ or Mail:_____

*Signature: ____________________ Date: ____________________

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PACIFIC CORPORATE TRUST COMPANY
510 BURRARD STREET, 2ND FLOOR
VANCOUVER, BC
V6C 3B9

OR BY FAX TO: 604-689-8144

OR COMPLETE THE FORM ONLINE AT: www.pctc.com/PCTCPortal/Public/ShareHolder.aspx

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at the address shown above. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

quest for Voting Instructions ("VIF")

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

OPAL ENERGY CORP.

TO BE HELD AT SUITE 951 – 409 GRANVILLE STREET,
VANCOUVER, BRITISH COLUMBIA
ON THURSDAY JUNE 14TH, 2007 AT 2:00 P.M.

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxy holder, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please see the instructions on the reverse side of this form.

This VIF must be returned to Pacific Corporate Trust Company ("PCTC") by mail or fax at least forty-eight ("48") hours before the Meeting (excluding Saturday, Sunday and holidays). The mailing address of PCTC is 2nd Floor, 510 Burrard Street, V6C 3B9, and its fax number is 604-689-8144.

esolutions (For full details of each item, please see the enclosed Notice of Meeti
Information Circular)

	For	Withhold
1. To determine the number of Directors at four.		
2. To elect as Director, Nelson W. Baker.		
3. To elect as Director, John H. McAdam.		
4. To elect as Director, Ken R. Thorsen.		
5. To elect as Director, Ronald Oligney.		
6. Appointment of Davidson & Company LLP as auditors of the Company.		
7. To authorize the Directors to fix the Auditors' remuneration.		
8. To re-approve the Company's Stock Option Plan.		
9. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.		

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

THIS FORM MUST BE SIGNED AND DATED.

Please complete the following only if you or someone other than a management representative will be attending the meeting.

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and we will send to you a form of legal proxy which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in that regard, please contact Ramie Lousa at PCTC at 604-689-9853.

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________

SHAREHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

PLEASE SIGN AND DATE.

***To be represented at the Meeting,* voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9, and its fax number is (604) 689-8144.

IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE OF THIS FORM

BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683)

OR INTERNET VOTING AT http://webvote.pctc.com

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Opal Energy Corp.
951 – 409 Granville Street
Vancouver, B.C., V6C 1T2

Item 2 Date of Material Change

May 4, 2007

Item 3 News Release

The news release dated May 4, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

John H. McAdam, President and Director (604) 899-4300

Item 9 Date of Report

May 4, 2007

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TSX-V: OPA

OPAL ENERGY

Press Release – May 4, 2007

Opal raising $25 million

Opal Energy Corp (the "Company") is pleased to report that it has arranged a non-brokered Private Placement for $25 million (the "Offering"). The Offering consists of 125,000,000 common shares of the Company at a price of $0.20 per share. Common shares issued pursuant to the Offering will be subject to a 4-month hold period. A finders fee of 6.0% is payable in respect of the Offering, which is subject to regulatory approval.

Following a business combination in late 2006 and a number of key staffing additions, the Company is in a unique position to establish itself as the premier developer of giant Texas onshore natural gas resources. Opal CEO Ron Oligney said Tuesday that he is "very pleased with the support for the Opal business plan shown by a number of significant European institutions and other investors, which will put Opal on its strongest financial footing ever." This Offering is expected to fully fund the emerging "Texas Giants" strategy.

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production sector with a particular focus on natural gas exploration targets in South Texas. The Company is actively identifying, funding and drilling a portfolio of modest to high to extremely high-return natural gas exploration targets. Drilling risk is mitigated using advanced seismic techniques and by taking carried working interests in most wells (attracting funding partners for its wells). Opal has undertaken a 75 square mile 3D seismic shoot and will deploy an estimated $17 million to upgrade and expand its portfolio of drilling prospects in 2007-08.

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604)685-6465

Website: www.OPALenergy.ca
E-mail: info@OPALenergy.ca

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

May 4, 2007

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: Opal Energy Corp. (formerly Boulder Mining Corporation)

Fiscal year end date used to calculate capitalization: December 31, 2006

Market value of listed or quoted securities:		
Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 140,411,450	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $0.192	
Market value of class or series	(i) X (ii) =	(A) $26,958,998.00
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) N/A
Market value of other securities: (See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) N/A
(Repeat for each class or series of securities)		(D) N/A
Capitalization (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$26,958,998.00

Participation Fee $1,300.00

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \times \text{Number of entire months remaining in the issuer's fiscal year}}{12} = \text{N/A}$$

Late Fee, if applicable

(As determined under section 2.5 of the Rule) N/A

Form 52-109F1 ***Certification of Annual Filings***

I, ***Ronald Oligney, of Opal Energy Corp., as Chief Executive Officer,*** certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Opal Energy Corp.*** (the issuer) for the period ending ***December 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 30, 2007

"Ronald Oligney"

Ronald Oligney
Chief Executive Officer

Form 52-109F1 ***Certification of Annual Filings***

I, ***Jim Grinnell, of Opal Energy Corp., as Chief Financial Officer,*** certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Opal Energy Corp.*** (the issuer) for the period ending ***December 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 30, 2007

"Jim Grinnell"

Jim Grinnell
Chief Financial Officer

Management Discussion and Analysis

April 27, 2007

Fellow Shareholders:

It is a pleasure for me to report for the first time as CEO of your company. My career has had a constant theme of large energy projects, and whereas I am proud of my past accomplishments, my plan is to make Opal Energy one of the best yet. We have assembled an enviable team of professionals, and we are now unveiling an asset building strategy that is bold and ambitious, but also eminently doable.

In 2006, we built a strong base and set the stage for a breakout. Clearly, the major accomplishment of the year was the bringing of my company Opal Energy Inc, a private Texas corporation, under the same umbrella as the public company. The two companies have now been integrated, and we can boast of full spectrum capabilities in the natural gas exploration and production domain focusing on the Texas onshore Gulf Coast. The public company name was changed in January 2007 to Opal Energy Corp.

We are now poised for growth as Opal Energy Corp, which trades on the TSX Venture Exchange under the symbol OPA.

The Opal talent pool is impressive and long on experience on the Texas Gulf Coast, which by any objective measure is a world class natural gas basin. The number of billion dollar companies that are in or have evolved out of this geographic area is remarkable. Opal's goal is to soon be counted amongst that number. A further advantage of this area is the fact that it hosts the densest pipeline network on the planet. This means that discoveries are quickly and inexpensively put on line, translating to cash flow and rapid asset value appreciation.

In the second half of 2006, Opal tackled two drilling projects which resulted in two producing wells, providing modest revenue late in the year. We expect to add to this revenue in 2007 by drilling several more wells, some of which, if successful, could lead to a major step-up in production. The plan has several aspects. First, we will drill a number of modest sized targets along with funding partner Paleon Oil and Gas Ltd, a private Canadian company. Superimposed on this activity, Opal intends drill at least two targets that have target sizes 30 to 100 times larger than the previous category. These exciting targets are potential company makers and Opal intends to fund 25% or so of each well.

Opal will then take its exposure to big targets one quantum leap further with its "Texas Giants Strategy." A giant is an industry term reserved for unusually large oil and/or gas fields. Opal has identified two such targets in Texas, and has set a goal of identifying 6 more over the next 18 months. We intend to generate, fund and drill a minimum of 8 giant targets over the next 5 years. Third party funding of the exploratory drilling on a standard "1/3-for-1/4" basis means that Opal will be exposed to huge upside without exposure to the drilling risk—i.e. Opal will take advantage of a carried position as the prospect generator. You will hear a lot more about Opal's Texas Giants strategy.

The gold standard for oil and gas exploration is advanced seismic data, which provides the explorationist a window into the subsurface. New third- and fourth-generation 3D data is capable of uncovering potential never before seen targets as well as reducing the drilling risk associated with more conventional exploration targets. Opal is cooperating with two companies to shoot and collect 79 square miles of advanced 3D seismic data in South Texas. The area has not been

previously shot because of mineral ownership and permitting challenges that Opal has overcome, working with more than 1800 separate landowners. We feel all this work will be worthwhile as the area sits on a well established prolific trend of oil and gas production. We look forward to receiving the fresh seismic data sometime late in the 3rd quarter of 2007.

There is great promise for our company in 2007. Successful oil and gas companies drill lots of wells, and that is certainly a cornerstone of our plan. We expect to create substantial value for Opal Energy this year, between drilling major targets, exploring the new 3D seismic data and further unveiling the Texas Giants strategy.

I will keep you posted on our progress.

Sincerely

Ron Oligney
CEO

OPAL ENERGY

1. Results of Operations and Financial Condition

The loss for the year ended December 31, 2006 (the "Current Period") was $10,270,530 as compared to a loss of $458,163 during the comparative period in 2005 (the "Prior Period"): an increase in loss of $ 9,812,367. During 2006 the Company focused on its natural gas strategy highlighted by the acquisition of Opal Energy Inc. in July. To reflect the business plan of the combined entities, an election was made to write off the remaining mineral properties in 2006 adding to the write off of wells drilled before the combination. The Company also booked a loss on the acquisition of Opal Energy Inc. that is more fully explained in note 3 to the financial statements.

Production for the year ended December 31, 2006 was 42,435 mcf of Gas and 1,284 barrels of Oil. All this production occurred subsequent to the acquisition of Opal Energy Inc. Both producing properties commenced production in the 4th quarter of 2006.

The Administration Costs were significantly higher in the Current Period $1,576,889 as compared to $466,196 in the prior period, an increase of $1,110,693. This increase is primarily due increased salaries, consulting costs and general office costs relating to the Company's newly acquired subsidiary, Opal Energy Inc. and an increase in stock based compensation costs.
Opal Energy Corp through its subsidiary Opal Energy Inc is an oil and gas exploration company focusing on natural gas exploration in Texas.

Production Information:

	Year Ended December 31, 2006	Year Ended December 31, 2005
Net production:		
Gas (mcf)	42,435	-
Oil (barrels)	1,284	-
Oil Equivalent (at a 6:1 conversion gas to oil)	8,357	-

The Annual Report to Shareholders including the Company's audited financial statements for the year ended December 31, 2006 provides further review of its operations.

2. Financing, Principle Purposes and Milestones

During the year, the Company completed financings totaling $1.46 million and received an additional $5.3 million from the exercise of warrants. These funds were used for working capital and to fund natural gas exploration wells.

During the second quarter, the Company funded the drilling of the Cage well in Brooks County and the Encino well in Refugio County. Despite the presence of hydrocarbons in the predicted zones both wells were abandoned and the costs of $1,046,614 and $ 784,417 respectively were written off in the second quarter.

On July 18th the Company announced the agreement to acquire Opal Energy Inc., ("Opal"); a Texas based oil and gas exploration company. The intent of the acquisition was to accelerate Boulder's current natural gas strategy and to bring in house the talented Opal management team led by Mr. Ron Oligney. The agreement was subject to successful due diligence by both parties and to the receipt of regulatory approval by September 15, 2006 unless otherwise extended by Opal. The consideration to be paid by Boulder for the acquisition of Opal was the issuance of 18 million common shares of Boulder to Ron Oligney and the assumption of up to US$700,000 of liabilities of Opal. This transaction was completed as reported on October 24, 2006. The shares issued are subject to a time release agreement such that 25% of the shares shall be relieved from resale restriction every 6 months.

On August 15th, Boulder and Opal, announced that they had agreed to co-fund and mobilized a completion rig, to the Britanco Aunt Audrey #1 well re-entry project located in Bee County, Texas. The agreement called for the parties to fund 100% of the re-entry and connecting to pipeline costs, in return for a 50% working interest in the well equivalent to 37.5 % net revenue interest allowing for the 25% landowner royalty. On October 2nd Boulder transferred its interest and advances on the project to Opal so that Opal owned the full interest and Boulder booked an additional $151,375 to the inter-company account. The well was connected to the pipeline in late October 2006.The cost of drilling and completing the Britanco Audrey well was just under $US400,000.

Also in October, Opal Energy Inc. committed to fund 2/3 of the drilling costs and 50% of the completion costs pursuant to an agreement with the Sue Ann Operating Company to drill the Sue Ann Taquard # 1 well, in Galveston County, Texas. In turn, Opal arranged for three other parties to participate in the well such that Opal funded 25% and the other parties funded 75% of the above noted commitment. This resulted in Opal acquiring a 12.5% working interest equivalent to a 9.375 % net revenue interest allowing for the 25% landowner royalty. The Company' share of advances was $215,268.29. The well was completed in October.

Opal Energy and Paleon Oil and Gas Limited are funding on a 70:30 basis a 79 square mile 3-D Seismic Shoot, in Victoria County, Texas pursuant to an agreement with a private Texas company. The project involved a substantial land acquisition effort which was the primary activity in 2006. Acquiring agreements with over 1800 landowners is substantially completed and the project in 2007 is moving in to the field work phase. The Seismic data is expected to be available late in the 3rd quarter of 2007.

3. Subsequent Events

Subsequent to the year ended December 31, 2006:

a) On January 8, 2007 the name of the Corporation was changed from Boulder Mining Corporation to Opal Energy Corp. and the stock trading symbol was changed to OPA on the TSX Venture Exchange, effective at the open of market on Tuesday, January 9, 2007.

   There was no consolidation of the number of shares outstanding and therefore one share of Boulder Mining Corporation has been converted into one share of Opal Energy Corp.

b) On February 9, 2007 the Company announced it has closed a best efforts offering (the "Offering") with Haywood Securities Inc. (the "Agent") for gross proceeds of $1,926,135 pursuant to a TSX Venture Exchange Short Form Offering Document.

The Offering consisted of 8,374,500 units (the "Units") of the Company at a price of $0.23 per Unit. Each Unit is comprised of one common share (a "Share") in the capital of the Company and one non-transferable share purchase warrant. Each full Warrant (a "Warrant") will entitle the holder thereof to purchase one additional common share in the capital of the Company at any time on or prior to February 8, 2008 at a price of $0.35 per common share.

The Company paid the Agent a cash commission plus a corporate finance fee and the Company reimbursed the Agent for reasonable expenses related to the Offering so that the net proceeds received by the Corporation was $1,749,320.91.

c) On February 21st, 2007 the Company reported that it has closed a non-brokered private placement for gross proceeds of $460,000. The private placement consisted of 2,000,000 units of the Company at a price of $0.23 per unit. Each unit is comprised of one common share in the capital of the Company and one non-transferable share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at any time on or prior to February 21, 2008 at a price of $0.35 per common share. A finders fee of 8.5% is payable in respect of the private placement. Common shares and any common shares to be issued upon the exercise of the warrants related to the units are subject to a 4-month hold period which expires on June 22, 2007.

d) The Company issued 22,025,000 shares pursuant to the exercise of warrants related to the March 1, 2006 financing, for gross proceeds of $2,202,500.

e) The Company granted 2,950,000 stock options at exercise prices ranging from $0.20 to $0.25, expiring on or before April 13, 2012. The options are subject to a vesting schedule and any shares acquired pursuant to the option agreements may not be sold within 4 months of granting.

f) Evaluation of the Lampley #1 well was completed on March 8, 2007. The well log analysis indicated two potential gas zones the Wilcox Formation. The lower zone is a 30 foot thick gas zone with low porosity. Hydraulic fracturing of the zone to increase productivity was not deemed to be technically feasible due to the fact it was sitting on top of a water zone. The upper zone was a 10 ft gas interval demonstrating better porosity but lower resistivity readings than in adjacent wells productive in this zone. After careful analysis, Opal felt that the overall potential of the zones was about 1/5 of a bcf of gas and therefore would not provide an adequate return on the completion costs of approximately $600,000. The decision was made not to set pipe. The well was funded 70 % by the Company and 30 % Paleon Oil and Gas.

g) Permitting activities related to the 79 sq. mi. 3-D Seismic Shoot in South Texas were reported in March 2007 as 90% complete. Survey crews and drillers had moved in and started drilling shot holes. Weather permitting, data acquisition and processing will be completed on schedule by the end of Q3-2007. The goal of the seismic shoot is to uncover dozens of new high-quality drilling prospects starting in Q4-2007.

4. Liquidity and Solvency

As at December 31, 2006, the Company had a cash balance of $1,205,416, accounts receivable of $1,130,563 and a working capital of $1,844,284. This compares to cash of $426,905, accounts receivable of $590,970 and a working capital of $ 940,282 at year end 2005.

The Company raised $2.2 million in February 2007 through the issue of 10,374,500 units priced at $0.23 per unit. Each unit comprises one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.35 prior to February 8, 2008 (8,374,500 warrants) and February 21, 2008 (2,000,000 warrants). During the fourth quarter of last year and the first two months of 2007 the Company netted $3.0 million through the exercise of 30.0 million warrants. These funds will be used to provide working capital and funding for oil and gas exploration projects.

5. Disclosure and Financial Reporting Controls

Management is satisfied with the effectiveness of the Company's disclosure controls and procedures employed during the current year and more specifically, at December 31, 2006.

The Company has not made any change in internal control over financial reporting during the past year.

6. Off Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

7. Disclosure of Outstanding Share Data

As at April 27, 2007 the Company had the following common shares, warrants and stock options outstanding:

Common Shares	173,910,950
Warrants	10,374,500
Stock Options	12,260,000
Fully diluted shares outstanding	196,545,450

8. Related Party Transactions

The Company entered into the following transactions with related parties as follows:

a) Paid or accrued consulting fees of $146,648 (2005 - $Nil) to a director and an officer of the Company.

b) Paid or accrued $2,375 (2005 - $Nil) in office expenses to a company controlled by a director of the Company.

Included in accounts payable as at December 31, 2006 is $34,212 (2005 - $6,473) payable to a director and an officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Outlook

The Company expects to rely upon equity subscriptions to satisfy its capital requirements, including capital to finance its major exploration activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. A further source of financing is the Company's modest cash flow and partner participation in various projects.

Cautionary Notes

Certain statements in this document, including statements which may contain words such as "could", "expect", "believe", "will", and similar expressions, and statements related to matters that are not historical facts, are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those set out herein, which may cause the actual results, performances, or achievements of Rainy River Resources Ltd. (the "Company") to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

These unknown risks and uncertainties include, among other things, financial results, market and industry expectations, the mineral exploration industry, general economic, business and political conditions, loss or addition of key employees, stock market volatility, changes in laws and regulations, the Company's ability to compete successfully, adapt to changing industry standards and other factors.

All forward-looking statements in this document are based on management's beliefs, intentions and expectations with respect to future events and are subject to certain risks, uncertainties and assumptions as of the date of this Management Discussion and Analysis ("MD&A"). In light of the many risks and uncertainties that may cause future results to differ materially from those expected, the Company cannot give assurance that the forward-looking statements contained in this document will be realized. Forward-looking statements are not guarantees of future performance. The Company assumes no obligation to update its forward-looking statements to reflect subsequent information or events.

Selected Annual Information

	For the years ended December 31		
	2006	2005	2004
Total revenues (including interest & other income)	266,284	36,071	20,487
Loss before write off of exploration properties, the acquisition of Opal Energy Inc. and future income tax recovery	1,321,895	430,125	487,056
Future income tax recovery	-	-	435,507
Loss for the year	10,270,530	458,163	473,263
Loss for the year per share	0.09	0.01	0.01
Total assets	6,330,733	5,833,707	3,221,634
Total long-term financial liabilities	34,072	17,653	0

Summary of Quarterly Results

	For the quarters ended:			
	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31,2006
Total revenues (including interest & other income)	219,522	21,098	19,895	5,769
Loss before write off of exploration properties and the acquisition of Opal Energy Inc.	979,391	114,563	138,802	89,139
Loss for the period	6,861,532	114,563	2,104,707	1,189,728
Loss for the period per share	0.06	0.00	0.02	0.02

	For the quarters ended:			
	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31,2005
Total revenues (including interest & other income)	12,067	5,877	12,337	5,790
Loss before write off of mineral properties	120,051	94,606	94,751	120,717
Loss for the period	120,051	94,606	122,789	120,717
Loss for the period per share	0.00	0.00	0.00	0.00

BARRY L. WHELAN, P. GEO.

Suite 615, 700 West Pender Street, Vancouver, B.C. V6C 1G8
Phone: (604) 662-3004 ext. 102:Fax: 604-662-3063
e-mail: blwhelan@telus.net

Independent Geologist's Consent

The undersigned knows that it is named as having prepared a review of the Aunt Audrey #1 property in which Opal Energy Corp. or its subsidiary Opal Energy Inc. has an interest, in April 2007. The undersigned gives his consent to the use of his name and the use of the evaluation and for the filing of this report with regulatory agencies including filing on SEDAR.

Dated at Vancouver, British Columbia this 16th day of April, 2007.

"Barry L. Whelan"

Barry L. Whelan, P. Geo.

SIGNATURE, STAMP AND DATE

Signed and stamped in Vancouver this 16th day of April, 2007.

"Barry L. Whelan"

Barry L. Whelan, P. Geo

Opal Energy Corp.

and its subsidiary

Opal Energy Inc.

NI 51-101

STATEMENT OF RESERVE DATA AND OTHER OIL AND GAS INFORMATION

Britanco Aunt Audrey #1 well re-entry
Bee County, Texas.

EFFECTIVE DECEMBER 31, 2006

PREPARED ON April 16, 2007

Prepared by B.L. Whelan, P. Geo

TABLE OF CONTENTS

INTRODUCTION

The statement of reserves data and other oil and gas information set out below has an effective date of December 31, and a preparation date of April 16, 2007. The reserves data set forth below is in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (GOGEH) and the reserves definitions contained in NI 51-101 and the COGEH. **The Reserves Data summarizes the oil and natural gas reserves from the Aunt Audrey #1 well on the Britanco lease in Bee County, Texas held by Opal Energy Inc., a subsidiary of Opal Energy Corp. and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs.**

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the Company's reserves. There is no assurance that the constant prices and cost assumptions and forecast prices and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of oil and natural gas provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual recovery of oil and natural gas may be greater or less than the estimates provided herein.

EXECUTIVE SUMMARY

The Company has a 50% working interest, 37.5% net revenue interest, in an oil and gas producing well in Bee County, Texas (Figure 1).

The Britanco Aunt Audrey #1 was recompleted in the 7900' sand in the Wilcox, a Gulf Coast Frio Formation sand in October 2006.

The reserves for this well in which Opal holds an interest are classified as Proven Developed Producing and the level of probability is P90. The probability level is based upon the history of production of the well and the field from which it is producing

This report has been prepared for Opal Energy Corp. at the request of John McAdam a director of Opal Energy Corp.

All numbers are in Canadian dollars unless noted otherwise.

Table 1a

Summary of the Evaluation of the Petroleum Reserves

(based on Constant Prices)

as of December 31, 2006

Product Classification	Ultimate Reserves		Net present Value (M$)									
	Company		Before income tax					After income tax				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Light, medium oil (Mbbl)												
Proved developed producing	12.0	4.5	279	245	217	195	177	198	174	154	139	126
Total proved	12.0	4.5	279	245	217	195	177	198	174	154	139	126
Non-associated and associated gas (MMcf)												
Proved developed producing	481.8	180.7	988	867	771	692	628	702	615	547	492	446
Total proved	481.8	180.7	988	867	771	692	628	702	615	547	492	446
Grand Total (at 6:1 ratio gas/oil) (Mbbl)												
Proved developed producing	91.0	34.1	1267	1111	988	888	805	900	789	701	630	572

Table 1b

Summary of the Evaluation of the Petroleum Reserves

(based on Forecast Prices)

as of December 31, 2006

Product Classification	Ultimate Reserves		Net present Value (M$)									
	Company		Before income tax					After income tax				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Light, medium oil (Mbbl)												
Proved developed producing	12.0	4.5	275	240	213	191	173	195	171	151	136	123
Total proved	12.0	4.5	275	240	213	191	173	195	171	151	136	123
Non-associated and associated gas (MMcf)												
Proved developed producing	481.8	180.7	1456	1274	1130	1015	919	1034	904	803	720	653
Total proved	481.8	180.7	1456	1274	1130	1015	919	1034	904	803	720	653
Grand Total (at 6:1 ratio gas/oil) (Mbbl)												
Proved developed producing	91.0	34.1	1717	1502	1333	1196	1084	1229	1075	954	856	776

Table 2

Volumetric Reserves Estimates Data

GAS RESERVES

Pool & Location	Drainage area (acres)	Net Pay (feet)	Porosity (%)	Water saturation (%)	Reservoir Temperature (°F)	Reservoir Pressure (psia)	Reservoir Compressibility Factor	Original GIP(MMcf)
Yoward Field, Texas	60	10	18	20	125	3,250	0.85	604

Table 3
Table of working interests

Project	Working Interest %	Royalty %	Acreage
Aunt Audrey #1, Bee County, Texas	50	25	Approximately 60 acres


LEASE BLOCK
LOCATION
San Antonio
Beeville
Victoria
Corpus Christi
Kingsville
N
0 10 miles
0 20 km
Gulf Of Mexico

Opal Energy Inc.

AUNT AUDREY #1

YOWARD FIELD
BEE COUNTY, TEXAS

LOCATION MAP

Figure 1

April 2007


OUTLINE of SURVEY
THOMAS BARTON SURVEY
A-83
BRITANCO
AUNT AUDREY #1
BRITANCO
AUNT AUDREY
LEASE BLOCK
Mineral
Creek
57°30'W
55°00'W
30°30'N
Opal Energy Inc.
AUNT AUDREY #1
YOWARD FIELD
BEE COUNTY, TEXAS
LEASE LOCATION MAP
Figure 2
0
4000ft
0
1000m


N
THOMAS BARTON SURVEY
A-83
BRITANCO
AUNT AUDREY
LEASE BLOCK
CANNAN
Goree
1
8325'
WOFFORD
Goree
1
9428'
CARR
Goree
1
7506'
NORTHERN PUMP
Knight
A-1
7280'
1-C
11,211'
BRITANCO
AUNT AUDREY #1
LEGEND
Oil Well
Gas Well
Shut in
0
2000ft
0
500m

Opal Energy Inc.

AUNT AUDREY #1

YOWARD FIELD
BEE COUNTY, TEXAS

LEASE BLOCK

(60 Acres)

Figure 3

April 2007


N
THOMAS BARTON SURVEY
A-83
BRITANCO
AUNT AUDREY
LEASE BLOCK
SKELLY
Goree
-7485' 1-O
7604'
CANNAN
Goree
1
8325'
WOFFORD
Goree
1 -7469'
9428'
NORTHERN PUMP
Knight
NDE A-1
7280'
CARR
Goree
NDE 1
7506'
-7422' 1-C
11,211'
BRITANCO
AUNT AUDREY #1
-7420
-7440
-7460
-7480
LEGEND
Oil Well
Gas Well
Shut in
0
2000ft
0
500m
Opal Energy Inc.
AUNT AUDREY #1
YOWARD FIELD
BEE COUNTY, TEXAS
STRUCTURE ON TOP OF
7900' SAND
No visible water contact on logs
Figure 4
April 2007

ABBREVIATIONS AND CONVERSION

In this document, the abbreviations set forth below have the following meanings:

Oil and Natural Gas Liquids		Natural Gas	
Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Mstb	1,000 stock tank barrels	MMBTU	million British Thermal Units
Bbls/d	barrels per day	Bcf	billion cubic feet
BOPD	barrels of oil per day	GJ	gigajoule
NGLs	natural gas liquids	GIP	gas in place
STB	stock tank barrels		

API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.
BOE	barrel of oil equivalent on the basis of 1 BOE to 6 Mcf of natural gas. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 1 BOE for 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
BOE/d	barrel of oil equivalent per day
m3	cubic meters
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

NOTES AND DEFINITIONS

The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved, probable and possible reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery.

The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

"Reserves" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on (a) analysis of drilling, geological, geophysical, and engineering data; (b) the use of established technology; and (c) specified economic conditions, which are generally accepted as being reasonable and shall be disclosed; and (d) a remaining reserve life of 50 years. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved**" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

"**Developed Producing**" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non-Producing**" reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"**Undeveloped**" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to sub-divide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recorded from specific wells, facilities and completion intervals in the pool and their respective development and production status.

"**Probable**" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved + probable reserves.

"**Probability**" refers to the degree of certainty associated with the estimates of reserves. Reported reserves should target the following levels of certainty under a specific set of economic conditions:

- P90 refers to a level in which at there is at least a 90 percent probability that the quantities recovered will be equal or exceed the estimated proved reserves.
- P50 refers to a level in which at there is at least a 50 percent probability that the quantities recovered will be equal or exceed the estimated proved + probable reserves.
- P10 refers to a level in which at there is at least a 10 percent probability that the quantities recovered will be equal or exceed the estimated proved + probable reserves + possible reserves.

The following terms, used in the preparation of the Report (as defined herein) and this document have the following meanings:

"**Associated gas**" means the gas cap overlying a crude oil accumulation in a reservoir.

"**Constant prices and costs**" means prices and costs used in an estimate that are:

(a) the Company's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies;

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purpose of paragraph (a), the reporting issuer's prices will be the posted price for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

"**Company**" or "**Opal**" means Opal Energy Corp.

"**Crude oil**" or "**Oil**" means a mixture that consists mainly of pentanes and heavier hydrocarbons, which may contain sulphur and other non-hydrocarbon compounds, that is recoverable at a well from an underground reservoir and that is liquid at the conditions under which its volume is measured or estimated. It does not include solution gas or natural gas liquids.

"**Development costs**" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from the reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines, to the extent necessary in developing the reserves;
(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and the wellhead assembly;
(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and
(d) provide improved recovery systems.

"**Development well**" means a well drilled inside the established limits of an oil or gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

"**Exploration costs**" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as "prospecting costs") and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are geophysical crews and others conducting those studies (collectively sometimes referred to as "geological and geophysical costs");

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, "**Exploratory well**" means a well that is not a development well, a service well or a stratigraphic test well.

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defense, and maintenance of land and lease records;
(c) dry hole contributions and bottom hole contributions;
(d) costs of drilling and equipping exploratory wells; and
(e) costs of drilling exploratory type stratigraphic test wells.

"**Field**" means an area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated vertically by intervening impervious strata or laterally by local geologic barriers, or both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms "structural feature" and "stratigraphic condition" are intended to denote localized geological features, in contrast to broader terms such as "basin",

"trend", "province", "play" or "area of interest".

"Future prices and costs" means future prices and costs that are:

(a) generally accepted as being a reasonable outlook of the future;
(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company issuer is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

"Future income tax expenses" means future income tax expenses estimated (generally, year-by-year):

(a) making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes, between oil and gas activities and other business activities;
(b) without deducting estimated future costs (for example, Crown royalties) that are not deductible in computing taxable income;
(b) taking into account estimated tax credits and allowances (for example, royalty tax credits); and
(d) applying to the future pre-tax net cash flows relating to the reporting issuer's oil and gas activities the appropriate year-end statutory tax rates, taking into account future tax rates already legislated.

"Future net revenue" means the estimated net amount to be received with respect to the development and production of reserves (including synthetic oil, coal bed methane and other non-conventional reserves) estimated using constant prices and costs or forecast prices and costs.
"Gross" means:

(a) in relation to the Company's interest in production or reserves, its "Company gross reserves", are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the Company;

(b) in relation to wells, the total number of wells in which the Company has an interest;
and
(c) in relation to properties, the total area of properties in which the Company has an interest.

"Natural gas" means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions are essentially gases but which may contain natural gas liquids. Natural gas can exist in a reservoir either dissolved in crude oil (solution gas) or in a gaseous phase (associated gas or non-associated gas). Non-hydrocarbon substances may include hydrogen sulphide, carbon dioxide and nitrogen.

"Natural gas liquids" means those hydrocarbon components that can be recovered from natural gas as liquids including, but not limited to, ethane, propane, butanes, pentanes plus, condensate and small quantities of non-hydrocarbons.

"Net" means

(a) in relation to the Company's interest in production or reserves its working interest (operating or non operating) share after deduction of royalty obligations, plus its royalty interests in production or reserves;
(b) in relation to the Company's interest in wells, the number of wells obtained by aggregating the Company's working interest in each of its gross wells; and
(c) in relation to the Company's interest in a property, the total area in which the Company has an interest multiplied by the working interest owned by the Company.

"**Non-associated gas**" means an accumulation of natural gas in a reservoir where there is no crude oil.

"**Operating costs**" **or** "**production costs**" means costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities.

"**Production**" means recovering, gathering, treating, field or plant processing (for example, processing gas to extract natural gas liquids) and field storage of oil and gas.

"**Property**" includes:

(a) fee ownership or a lease, concession, agreement, permit, license or other interest representing the right to extract oil or gas subject to such terms as may be imposed by the conveyance of that interest;
(b) royalty interests, production payments payable in oil or gas, and other non-operating interests in properties operated by others; and
(c) an agreement with a foreign government or authority under which a reporting issuer participates in the operation of properties or otherwise serves as "producer" of the underlying reserves (in contrast to being an independent purchaser, broker, dealer or importer).

A property does not include supply agreements, or contracts that represent a right to purchase, rather than extract, oil or gas.

"**Property acquisition costs**" means costs incurred to acquire a property (directly by purchase or lease or indirectly by acquiring another corporate entity with an interest in the property), including:

(a) costs of lease bonuses and options to purchase or lease a property;
(b) the portion of the costs applicable to hydrocarbons when land including rights to hydrocarbons is purchased in fee;
(c) brokers' fees, recording and registration fees, legal costs and other costs incurred in acquiring properties.

"**Proved property**" means a property or part of a property to which reserves have been specifically attributed.

"**Reservoir**" means a porous and permeable underground formation containing a natural accumulation of producible oil or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

"**Service well**" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for combustion.

"**Solution gas**" means natural gas dissolved in crude oil.

"**Stratigraphic test well**" means a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Ordinarily, such wells are drilled without the intention of being completed for hydrocarbon production. They include wells for the purpose of core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic test wells are classified as (a) exploratory type" if not drilled into a proved property; or (b) "development type", if drilled into a proved property. Development type stratigraphic wells are also referred to as "evaluation wells".

"Support equipment and facilities" means equipment and facilities used in oil and gas activities, including seismic equipment, drilling equipment, construction and grading equipment, vehicles, repair shops, warehouses, supply points, camps, and division, district or field offices.

"Unproved property" means a property or part of a property to which no reserves have been specifically attributed.

"Well abandonment costs" means costs of abandoning a well and surface lease reclamation. They do not include costs of abandoning the gathering system, suspended wells, batteries, plants, or processing facilities.

OIL AND NATURAL GAS RESERVES AND NET PRESENT VALUE OF FUTURE NET REVENUE

In accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, the author B.L. Whelan, P. Geo., prepared this report (the "Report") dated March 31, 2007. **This Report evaluates as of December 31, 2006, Opal Energy Corp.'s (the "Company") oil and natural gas reserves from a well in Bee County, Texas, and the net present value of future net revenue attributable to such reserves based on constant and forecast price and cost assumptions.** The tables summarize the data contained and as result may contain slightly different numbers than such report due to rounding. The net present value of future net revenue attributable to the Company's reserves in this well is stated without provision for interest cost and general and administrative costs, but after providing for the estimated royalties, production costs, development costs, and abandonment costs for only this well assigned reserves by the author.

This Report is based on data supplied by the Company and the author's opinion of reasonable practices in the industry. The extent and character of ownership and of all factual data pertaining to the Company's property was supplied by the Company and accepted without further investigation. The author accepted this data as presented and did not conduct title searches or field inspections.

For information relating to ownership of this lease and well, production rates and netbacks, the author relied upon title documents and information provided by Opal Energy Corp. which to the best of my knowledge and experience is correct. However, I disclaim responsibility for such information.

The undiscounted or discounted net present value of future net revenue attributable to the Company's reserves in this well estimated by the author may not represent the fair market value of those reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized within this Report. The recovery and reserve estimates of the Company's oil and natural gas reserves provided within this Report are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater or less than the estimates provided in the report.

All numbers are in Cdn dollars unless noted otherwise.

OIL AND NATURAL GAS RESERVES
BASED ON CONSTANT PRICES AND COSTS

	Light and Medium Oil Gross (Mbbl)	Light and Medium Oil Net (Mbbl)	Natural Gas Gross (MMcf)	Natural Gas Net (MMcf)
Proved Developed Producing	12.0	4.5	481.8	180.7
Proved Developed Non-Producing	None			
Proved Undeveloped	None-			
Total Proved	12.0	4.5	481.8	180.7
Total Probable	None	-	-	
Total Proved Plus Probable	12.0	4.5	481.8	180.7

NET PRESENT VALUES OF FUTURE NET REVENUE
BASED ON CONSTANT PRICES AND COSTS

Product Classification	Ultimate Reserves		Net present Value (M$)									
	Company		Before income tax					After income tax				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Light, medium oil (Mbbl)												
Proved developed producing	12.0	4.5	279	245	217	195	177	198	174	154	139	126
Total proved	12.0	4.5	279	245	217	195	177	198	174	154	139	126
Non-associated and associated gas (MMcf)												
Proved developed producing	481.8	180.7	988	867	771	692	628	702	615	547	492	446
Total proved	481.8	180.7	988	867	771	692	628	702	615	547	492	446
Grand Total (at 6:1 ratio gas/oil) (Mbbl)												
Proved developed producing BOE	91.0	34.1	1267	1111	988	888	805	900	789	701	630	572

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
BASED ON CONSTANT PRICES AND COSTS

	Revenue ($000)	Oil Gas Tax + Royalties ($000)	Operating Costs ($000)	Development Costs ($000)	Abandonment and Reclamation Costs ($000)	Future Net Revenue Before Income Taxes ($000)	Income Taxes ($000)	Future Net Revenue After Income Taxes ($000)
Total Proved	1,484	495	102	4.5	11.3	1267	367	900
Total Probable	-	- -	-	- -	-	-	-	-
Total Proved Plus Probable	1,484	495	102	4.5	11.3	1267	367	900

FUTURE NET REVENUE BY PRODUCTION GROUP
BASED UPON CONSTANT PRICES AND COSTS

Production Group		Future Net Revenue Before Income Tax (Discounted @ 10%/year) ($000)
Proved	Light and medium crude oil	245
	Associated gas and non-associated gas	887
Total Proved		1,133
Probable	Light and medium crude oil	-
	Associated gas and non-associated gas	-
Total Probable		
Proved plus probable	Light and medium crude	-
	Associated gas and non-associated gas	-
Total Proved plus probable		1,133

OIL AND NATURAL GAS RESERVES
BASED ON FORECAST PRICES AND COSTS

	Light and Medium Oil		Natural Gas	
	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)
Proved Developed Producing	12.0	4.5	481.8	180.
Proved Developed Non-Producing	None			
Proved Undeveloped	None-			
Total Proved	12.0	4.5	481.8	180.7
Total Probable	None	-	-	
Total Proved Plus Probable	12.0	4.5	481.8	180.7

NET PRESENT VALUES OF FUTURE NET REVENUE
BASED ON FORECAST PRICES AND COSTS

Product Classification	Ultimate Reserves		Net present Value (M$)									
	Company		Before income tax					After income tax				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Light, medium oil (Mbbl)												
Proved developed producing	**12.0**	**4.5**	**275**	**240**	**213**	**191**	**173**	**195**	**171**	**151**	**136**	**123**
Total proved	**12.0**	**4.5**	**275**	**240**	**213**	**191**	**173**	**195**	**171**	**151**	**136**	**123**
Non-associated and associated gas (MMcf)												
Proved developed producing	**481.8**	**180.7**	**1456**	**1274**	**1130**	**1015**	**919**	**1034**	**904**	**803**	**720**	**653**
Total proved	**481.8**	**180.7**	**1456**	**1274**	**1130**	**1015**	**919**	**1034**	**904**	**803**	**720**	**653**
Grand Total (at 6:1 ratio gas/oil) (Mbbl)												
Proved developed producing BOE	**91.0**	**34.1**	**1717**	**1502**	**1333**	**1196**	**1084**	**1229**	**1075**	**954**	**856**	**776**

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
BASED ON FORECAST PRICES AND COSTS

	Revenue ($000)	Oil Gas Tax + Royalties ($000)	Operating Costs ($000)	Development Costs ($000)	Abandonment and Reclamation Costs ($000)	Future Net Revenue Before Income Taxes ($000)	Income Taxes ($000)	Future Net Revenue After Income Taxes ($000)
Total Proved	2,631	658	102	4.5	11.3	1,717	498	1,229
Total Probable	None							
Total proved Plus Probable	2,631	658	102	4.5	11.3	1,717	498	1,229

FUTURE NET REVENUE BY PRODUCTION GROUP
BASED ON FORECAST PRICES AND COSTS

Production Group		Future Net Revenue Before Income Taxes (Discounted at 10%/Year) ($000)
Proved	Light and medium crude oil	242
	Associated gas and non-associated gas	1,266
Total Proved		1,508
Probable	Light and medium crude oil	-
	Associated gas and non-associated gas	-
Total Probable	Light and medium crude oil	-
Proved plus probable	Light and medium crude	-
	Associated gas and non-associated gas	-
Total Proved plus probable		1,508

PRICING ASSUMPTIONS – CONSTANT PRICES AND COSTS

The author employed the following pricing, exchange rate and inflation rates as of the December 31, 2006 Sproule website (www.sproule.com/prices/defaultprices.htm) in estimating the Company's reserves in this well using constant prices and costs.

Light and Medium Crude ($Cdn/bbl)	Natural Gas ($Cdn/Mcf)	Exchange Rate $Cdn/$US	Inflation Rate
			5%-
$71.15	$6.43	0.858	

PRICING ASSUMPTIONS – FORECAST PRICES AND COSTS

The author employed the following pricing, exchange rate and inflation rates as of the December 31, 2006 Sproule website (www.sproule.com/prices/defaultprices.htm) in estimating the Company's reserves in this well using forecast prices and costs.

Year	**Light and Medium Crude** ($Cdn/bbl)	**Natural Gas** ($Cdn/Mcf)	**Exchange Rate** $Cdn/$US
2007	69.52	9.04	0.858

Forecast		
2008	73.40	9.64
2009	72.90	9.17
2010	68.03	8.72
2011	64.34	8.89
2012	65.63	9.03
2013	66.93	9.16
2014	68.28	9.30
2015	69.24	9.44
2016	71.01	9.58
Thereafter	Estimated rate of 2% thereafter	

RECONCILIATION OF COMPANY NET RESERVES BY PRINCIPAL PRODUCT TYPE BASED ON FORECAST PRICES AND COSTS

	Light and Medium Oil			Associated and non-associated gas		
	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)
As at December 31, 2005	0.0		0.0	0.0		0.0
Extensions						
Improved Recovery						
Technical Revisions						
Discoveries	4.5		4.5	180.7		180.7
Acquisitions						
Dispositions						
Economic Factors						
Production	0.3		0.3	12.0		12.0
As at December 31, 2006	4.2		4.2	168.7		168.7

RECONCILIATION OF CHANGES IN NET PRESENT VALUE OF FUTURE RESERVES BASED ON FORECAST PRICES DISCOUNTED AT 10% ($000)

Estimated future net revenue at December 31, 2005	$0
Discoveries	$1,508
Estimated future net revenue at December 31, 2006	$1,508

UNDEVELOPED RESERVES

The following discussion generally describes the basis upon which the Company attributes Proved and Probable Undeveloped Reserves and its plan for developing those Undeveloped Reserves.

Proved Undeveloped Reserves

Proved undeveloped reserves are generally those reserves related to wells that have been tested and not yet tied-in for production or wells drilled near the end of the fiscal year. In addition, such reserves may relate to infill drilling locations. The Company has no reserves in this category.

Probable Undeveloped Reserves

Probable undeveloped reserves are generally those reserves tested or indicated by analogy to be productive, infill drilling locations and lands contiguous to production. The Company has no reserves attributed to this category.

FUTURE DEVELOPMENT COSTS

The Company has no plans at the present time for future development. However, upon depletion of the 7900' sand, there are two other targets which may be investigated, the Wilcox Luling 7190' sand and the 7000' sand.

SIGNIFICANT FACTORS OR UNCERTAINTIES AFFECTING RESERVES DATA

The estimation of reserves requires judgment and decisions based upon available geological, geophysical, engineering and economic data. These estimates can change substantially as additional information from ongoing development activities and production performance becomes available and as economic and political conditions impact oil and gas prices and costs change. The Company's estimates are based on current production forecasts, prices and economic conditions. All of the Company's reserves are evaluated by an independent person, the author, an independent consulting geologist.

As circumstances change and additional data becomes available, reserve estimates change. Based on new information, reserve estimates are reviewed and revised, either upward or downward, as warranted. Although reasonable efforts have been made by the Company to ensure reserve estimates are accurate, revisions arise as new information becomes available. As new geological, production and economic information is incorporated into the process of estimating the accuracy of the reserve estimates improves.

OIL AND GAS WELLS

The following table sets forth the interest the company held in the Britanco Aunt Audrey #1 well as at December 31, 2006: The properties is a producing property (oil is a minor component).

	Oil		Natural Gas	
	Gross	Net	Gross	Net
Britanco Aunt Audrey #1, Texas-	1	.375	1	.375

OIL AND GAS PROPERTIES

The following description is applicable to the Company as at December 31, 2006.

Britanco Aunt Audrey #1, Bee County, Texas

The Company has a 50% working interest, 37.5% net revenue interest, in a well on a lease containing approximately 60 acres in the Yoward Field, Bee County, Texas. The well is a re-entry and workover and re-completion of an undeveloped Wilcox sand. The original well , the Morris Cannan Goree #1C was drilled in 1979 and reached a total depth of 11,187'. The location is ten miles west of the town of Pettus in a productive Wilcox trend. The objective sand, the 7900' sand was perforated on October 25, 2006 over the interval 7890-7895. The well has subsequently cleaned up and is flowing gas at a rate between 400 and 500 Mcf/d with condensate (51° API). Production for the months of November and December, 2006 was 32.07 MMcf and 776 barrels of condensate.

COSTS INCURRED

Capital costs incurred by the Company on this oil and natural gas property for the period ended December 31, 2006 was US$36,998.

EXPLORATION AND DEVELOPMENT ACTIVITIES

Development or exploration costs incurred by the Company on this oil and natural gas property for the period ended December 31, 2006 was US$357,508.

PROPERTIES WITH NO ATTRIBUTED RESERVES

There are no properties with any attributed reserves for the period ended December 31, 2006.

FORWARD CONTRACTS

There are no forward contracts for the period ended December 31, 2006

ABANDONMENT AND RECLAMATION COSTS

The estimated well total abandonment costs included in the report are based upon a $20,000 per well cost. The estimated well abandonment cost to be incurred over the next five years is estimated to be $0.

TAX HORIZON

The US entity at the year end 2006 was taxable in the USA. The tax rate of the consolidated Canadian entity is reduced by virtue of the tax credits on consolidation. The assumed tax rate is a calculation based on the tax position of the individual companies after consolidation. **For purposes of the economic runs an assumed tax rate of 29% has been used.**

PRODUCTION ESTIMATES

The following table discloses for each product type the total volume of production **to the Company's interest** estimated for 2007.

	Light and medium oil (bbl)	Natural Gas (Mcf)
Aunt Audrey #1	1,395	55,781

PRODUCTION HISTORY

The following table sets forth certain information in respect of production, product prices received, royalties, production volumes **for the Company's interest** for the quarter and year ending December 31, 2006.

Average daily production

	Period ended December 31, 2006	**Quarter ended December 31, 2006**
Natural Gas (Mcf/d)	197	197
Oil (bbl/d)	5	5

Prices received, royalties paid, production costs and netbacks –	**Period ended December 31, 2006**	**Natural Gas Quarter ended December 31, 2006**
Prices received	$9.49	$9.49
Royalties paid	($2.37	($2.37)
Production costs	($1.00)	($1.00)
Netback	$6.12	$6.12

Production volume by field

The following table discloses **the Company's production** volume for the period ended December 31, 2006.

	Period ended December 31, 2006 Natural Gas (Mcf)/Oil (bbls)	**Quarter ended December 31, 2006 Natural Gas (Mcf)/Oil (bbls0**
Aunt Audrey #1, Yoward Field	12,026/291	12,026/291

CERTIFICATE OF QUALIFICATIONS

I, **BARRY L. WHELAN**, of the city of Vancouver, Province of British Columbia, do hereby certify:

1. That I did prepare a review of the Aunt Audrey #1 property in which Opal Energy Corp. through Opal Energy Inc. holds an interest.

2. That I am a Professional Geoscientist in the Province of British Columbia and that I have in excess of forty years experience as a Geologist, fifteen years with Gulf Oil Corporation and twenty five years as a Consulting Geologist.

3. That I have experience in exploration and development geology in North America, South America, Asia, Africa and Europe and that I have worked in the area which is covered in this report.

4. That I have performed evaluations of a similar type to this evaluation continuously starting in 1970 with Gulf Oil Corporation and subsequently as a consultant to individuals and companies since 1980.

5. That I have conducted the evaluation in accordance with generally accepted industry standards.

6. That I have no interest, direct or indirect, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in Opal Energy Corp.

7. That a personal field inspection of the property was not made. The report was generated by material from public records and the private files of operator, and the joint venture partner.

8. That the joint venture partner provided ownership data.

Dated at Vancouver, British Columbia on the 16th day of April, 2007

"BARRY L. WHELAN, P. GEO."

APPENDIX

Opal Energy
Constant Prices
Aunt Audrey #1, Bee County Texas
37.5% W.I.,
All amounts in $Cdn
Aunt Audrey #1 re-entry

Table 1
December-06
Opal cashflow

SUMMARY
RESERVES AND ECONOMICS
AS OF DECEMBER 2006
CONSTANT PRICES

Mo-Year	Gross Oil Prod bbls	Net Oil Prod bbls	Gross Gas Prod Mcf	Net Gas Prod'n Mcf	Price Cdn$/bbl	Price Cdn$/Mcf	Net Revenue $000s	100% rev. $000s	25% Royalty $000s	Net Oil Revenue $	Net Gas revenue $	Total $
2007	3,719	1,395	148,750	55,781	$71.15	$6.43	$458	$611	$153	$99,226	$358,872	$458,099
2008	2,603	976	104,125	39,047	$71.15	$6.43	$321	$428	$107	$69,458	$251,211	$320,669
2009	1,822	683	72,888	27,333	$71.15	$6.43	$224	$299	$75	$48,621	$175,847	$224,468
2010	1,276	478	51,021	19,133	$71.15	$6.43	$157	$210	$52	$34,035	$123,093	$157,128
2011	893	335	35,715	13,393	$71.15	$6.43	$110	$147	$37	$23,824	$86,165	$109,989
2012	625	234	25,000	9,375	$71.15	$6.43	$77	$103	$26	$16,677	$60,316	$76,993
2013	438	164	17,500	6,563	$71.15	$6.43	$54	$72	$18	$11,674	$42,221	$53,895
2014	306	115	12,250	4,594	$71.15	$6.43	$38	$50	$13	$8,172	$29,555	$37,726
2015	214	80	8,575	3,216	$71.15	$6.43	$26	$35	$9	$5,720	$20,688	$26,408
2016	150	56	6,003	2,251	$71.15	$6.43	$18	$25	$6	$4,004	$14,482	$18,486
	12,046	4,517	481,827	180,685			$1,484	$1,978	$495	$321,411	$1,162,450	$1,483,862
										22%	78%	

	Oil Prod Tax 4.6%	Gas Prod Tax 7.5%	Ad Valorum	Op Costs*	Aband't	Capital costs	Future Net Cash Flow	Cumulative Cash Flow
	$	$	$	$	$	$	$000s	$000s
2007	$4,564	$26,915		$8,741		$1,500	$416	$416
2008	$3,195	$18,841		$9,178			$289	$706
2009	$2,237	$13,189		$9,454		$1,500	$200	$905
2010	$1,566	$9,232		$9,737			$137	$1,042
2011	$1,096	$6,462		$10,029		$1,500	$92	$1,134
2012	$767	$4,524		$10,330			$61	$1,196
2013	$537	$3,167		$10,640			$40	$1,235
2014	$376	$2,217		$10,959			$24	$1,260
2015	$263	$1,552		$11,288			$13	$1,273
2016	$184	$1,086		$11,627	$11,655		($6)	$1,267
	$14,785	$87,184		$101,985	$11,655	$4,500	$1,267	
	$101,969							

Future Revenue at 10% Discount	
$	$
$245,364	$887,410
$1,132,774	

* Op. Costs inflated at 5%/year

	Before Tax	Tax Paid	After Tax	Before Tax Oil (24%)	Before Tax Gas (76%)	After Tax Oil	After Tax Gas
	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Net present Value @ 0%	$1,267	$367	$900	$279	$988	$198	$702
Net present Value @ 5%	$1,111	$322	$789	$245	$867	$174	$615
Net Present Value @ 10%	$988	$286	$701	$217	$771	$154	$547
Net Present Value @ 15%	$888	$257	$630	$195	$692	$139	$492
Net Present Value @ 20%	$805	$234	$572	$177	$628	$126	$446

Opal Energy
Forecast prices
Aunt Audrey #1, Bee County Texas
37.5% W.I.,
All amounts in $Cdn
Aunt Audrey #1 re-entry

Table 2
as of December-06
Opal cashflow

SUMMARY
RESERVES AND ECONOMICS
AS OF DECEMBER 2006
FORECAST PRICES

Mo-Year	Gross Oil Prod bbls	Net Oil Prod bbls	Gross Gas Prod Mcf	Net Gas Prod'n Mcf	Price $/bbl	Price $/Mcf	Net Revenue $000s	100% rev. $000s	25% Royalty $000s	Net Oil Revenue $	Net Gas revenue $	Total $
2007	3,719	1,395	148,750	55,781	$69.52	$9.04	$601	$802	$200	$96,951	$504,502	$601,453
2008	2,603	976	104,125	39,047	$73.40	$9.64	$448	$597	$149	$71,654	$376,361	$448,015
2009	1,822	683	72,888	27,333	$72.90	$9.17	$301	$401	$100	$49,815	$250,710	$300,526
2010	1,276	478	51,021	19,133	$68.03	$8.72	$199	$266	$66	$32,541	$166,800	$199,341
2011	893	335	35,715	13,393	$64.34	$8.89	$141	$188	$47	$21,541	$119,102	$140,643
2012	625	234	25,000	9,375	$65.63	$9.03	$100	$133	$33	$15,382	$84,682	$100,064
2013	438	164	17,500	6,563	$66.93	$9.16	$71	$95	$24	$10,982	$60,119	$71,101
2014	306	115	12,250	4,594	$68.28	$9.30	$51	$67	$17	$7,841	$42,726	$50,567
2015	214	80	8,575	3,216	$69.64	$9.44	$36	$48	$12	$5,598	$30,358	$35,956
2016	150	56	6,003	2,251	$71.04	$9.58	$26	$34	$9	$3,998	$21,565	$25,563
	12,046	4,517	481,827	180,685			$1,973	$2,631	$658	$316,303	$1,656,925	$1,973,228
										16%	84%	

	Oil Prod Tax 4.6%	Gas Prod Tax 7.5%	Ad Valorum 4%	Op Costs*	Aband't	Capital costs	Future Net Cash Flow	Cumulative Cash Flow
	$	$	$	$	$	$	$000s	$000s
2007	$4,460	$37,838		$8,741		$1,500	$549	$549
2008	$3,296	$28,227		$9,178			$407	$956
2009	$2,292	$18,803		$9,454		$1,500	$268	$1,225
2010	$1,497	$12,510		$9,737			$176	$1,400
2011	$991	$8,933		$10,029		$1,500	$119	$1,519
2012	$708	$6,351		$10,330			$83	$1,602
2013	$505	$4,509		$10,640			$55	$1,658
2014	$361	$3,204		$10,959			$36	$1,694
2015	$258	$2,277		$11,288			$22	$1,716
2016	$184	$1,617		$11,627	$11,325		$1	$1,717
	$14,550	$124,269		$101,985	$11,325	$4,500	$1,717	
	$138,819							

Future Revenue at 10% Discount	
$	$
242,275	1,265,694
1,507,969	

* Op. Costs inflated at 5%/year

	Before Tax $000s	Tax Paid $000s	After Tax $000s	Before Tax: Oil (61%) $000s	Before Tax: Gas (39%) $000s	After Tax: Oil $000s	After Tax: Gas $000s
Net present Value @ 0%	$1,717	$498	$1,229	$275	$1,456	$195	$1,034
Net Present Value @ 5%	$1,502	$436	$1,075	$240	$1,274	$171	$904
Net Present Value @ 10%	$1,333	$387	$954	$213	$1,130	$151	$803
Net Present Value @ 15%	$1,196	$347	$856	$191	$1,015	$136	$720
Net Present Value @ 20%	$1,084	$314	$776	$173	$919	$123	$653

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Opal Energy Corp.
951 – 409 Granville Street
Vancouver, B.C., V6C 1T2

Item 2 Date of Material Change

April 13, 2007

Item 3 News Release

The news release dated April 13, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

John H. McAdam, President and Director (604) 899-4300

Item 9 Date of Report

April 13, 2007

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OPAL ENERGY

Draft Press Release – April 13, 2007

Karen Jacobson Appointed Senior Geophysicist

Opal Energy Corp, (the "Company") is very pleased to report that Karen Jacobson, B.Sc. has been appointed to the position of Senior Geophysicist for Opal Energy Inc. in Katy, Texas. Ms Jacobson has a wealth of experience in Texas oil and gas and has a 20 year association with Amoco Production Company. Her last position with Amoco was Exploration Manager where she directed exploration efforts in the Texas Gulf Coast. Most recently Ms. Jacobson held the position of Director with Scotia Waterous where she executed divestiture programs for asset packages located in Texas, the Gulf of Mexico and elsewhere in the US and the world.

Mr. Ron Oligney, CEO says, "We are delighted to welcome Karen Jacobson on board. Talented, experienced and enthusiastic people are what will make Opal a success, and Karen has these attributes in spades. Her strong technical background in Texas Gulf Coast exploration means that she will hit the road running and make an immediate contribution to the Opal's wealth building strategy."

It is further reported that grants have been made pursuant to the Company's Stock Option Plan to purchase an aggregate of 2.95 million shares subject to regulatory approval. The holders of the options may purchase their allocated number of common shares of Opal at prices varying between $0.20 and $0.25 per share on or before April 13, 2012. The options are subject to a vesting schedule and any shares acquired pursuant to the option agreements may not be sold within 4 months of granting.

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production "**E&P**" sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through drilling, growing a production platform upon which will be superimposed some potential high value exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots.

CONTACT FOR MORE INFORMATION **OR:**

B&D Capital: telephone: (604)685-6465 E-mail: info@OPALenergy.ca

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

April 13, 2007 .../2

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OPAL ENERGY

Draft Press Release – April 13, 2007

Karen Jacobson Appointed Senior Geophysicist

Opal Energy Corp, (the "Company") is very pleased to report that Karen Jacobson, B.Sc. has been appointed to the position of Senior Geophysicist for Opal Energy Inc. in Katy, Texas. Ms Jacobson has a wealth of experience in Texas oil and gas and has a 20 year association with Amoco Production Company. Her last position with Amoco was Exploration Manager where she directed exploration efforts in the Texas Gulf Coast. Most recently Ms. Jacobson held the position of Director with Scotia Waterous where she executed divestiture programs for asset packages located in Texas, the Gulf of Mexico and elsewhere in the US and the world.

Mr. Ron Oligney, CEO says, "We are delighted to welcome Karen Jacobson on board. Talented, experienced and enthusiastic people are what will make Opal a success, and Karen has these attributes in spades. Her strong technical background in Texas Gulf Coast exploration means that she will hit the road running and make an immediate contribution to the Opal's wealth building strategy."

It is further reported that grants have been made pursuant to the Company's Stock Option Plan to purchase an aggregate of 2.95 million shares subject to regulatory approval. The holders of the options may purchase their allocated number of common shares of Opal at prices varying between $0.20 and $0.25 per share on or before April 13, 2012. The options are subject to a vesting schedule and any shares acquired pursuant to the option agreements may not be sold within 4 months of granting.

<u>**Opal Energy**</u>
Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production "**E&P**" sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through drilling, growing a production platform upon which will be superimposed some potential high value exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots.

CONTACT FOR MORE INFORMATION **OR:**
B&D Capital: telephone: (604)685-6465 E-mail: info@OPALenergy.ca

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

Page Two
Opal Energy Corp
Press Release
April 13, 2007

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

Pacific Corporate Trust Company
a Computershare Company

YEARS OF SERVICE TO OUR CLIENTS

510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9

T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com

RECEIVED
2007 NOV 28 P 9:2

April 11, 2007

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer: **OPAL ENERGY CORP.**	
Meeting Type:	Annual General Meeting
ISIN:	CA6834731029
Meeting Date:	June 14, 2007
Record Date for Notice:	May 8, 2007
Record Date for Voting:	May 8, 2007
Beneficial Ownership Determination Date:	May 8, 2007
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"Ramie Lousa"

Ramie Lousa
PACIFIC CORPORATE TRUST COMPANY

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G:\MeetingsandMailings\MEETINGS\Startup\pdf\\8026OPA.pdf

ALTERNATIVE MONTHLY REPORT UNDER
PART 4 OF NATIONAL INSTRUMENT 62-103

Reporting Issuer: **Opal Energy Corp. ("Issuer")**

Report for the end of: **February 2007**

(a) *Name and address of the eligible institutional investor:*

RAB Special Situations (Master) Fund Limited ("**Special Situations**")
P.O. Box 908 GT
Walker House Mary Street
George Town, Cayman Islands

(b) *Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:*

Since the last report filed by Special Situations under Part 4 for the Issuer, there is a net increase in Special Situations' holdings of 1,507,500 common shares ("**Shares**") and a net decrease of 2,000,000 warrants ("**Warrants**") of the Issuer representing a net decrease of 2.75% in Special Situations' securityholding percentage for that class of the Issuer's securities.

(c) *Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:*

Special Situations holds 15,507,500 Shares and 0 Warrants of the Issuer (collectively the "**Securities**"). The Securities represent approximately 9.05% of the issued and outstanding Shares of the Issuer on a partially diluted basis ("**Partially Diluted Basis**").

(d) *Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) (above) over which:*

(i) *the eligible institutional investor, either alone or together with any joint actors, has ownership and control:*

See section (c) above.

(ii) *the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:*

Not applicable.

(iii) *the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

Not applicable.

(e) *Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

Special Situations acquired and disposed of the Securities for investment purposes only and not with the purpose of influencing the control or direction of the Issuer. Special Situations may in the future, subject to market conditions, make additional investments in or dispositions of the Issuer's securities. However, Special Situations does not intend to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer.

(f) *General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

Not applicable.

(g) *Names of any joint actors required in connection with this report:*

Not applicable.

(h) *Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:*

Not applicable.

(i) *Eligibility to file reports under Part 4 in respect of the reporting issuer:*

Special Situations is eligible to file reports under Part 4 - Alternative Monthly Reporting System of National Instrument 62-103.

DATED this 12th day of March 2007.

RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED

By: (signed) "Benjamin Hill"
Name: Benjamin Hill
Title: Legal Counsel

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OPAL ENERGY

Press Release – March 9, 2007

Update on South Texas exploration package

Opal Energy Corp (the "Company") today reported on current activities related to activities under its South Texas Exploration Agreement with Paleon Oil and Gas Ltd. Opal is funding 70% of the program and Paleon the remaining 30%. Opal's investment in the program is estimated at US$ 8 million for 2006-07.

Sue-Ann Tacquard #1

The first well drilled under the Agreement was returned to production on March 7, 2007 following a re-completion in the 9,514-9,520 ft sand. The well is flowing at an initial rate of 160 Mcf/day and 60 bbl of oil a day. There are two additional shallower re-completion targets in this well.

Opal Lampley #1

Evaluation of the second well in the Agreement was completed on March 8, 2007. The well log analysis indicated two potential gas zones the Wilcox Formation. The lower zone is a 30 foot thick gas zone with low porosity. Hydraulic fracturing of the zone to increase productivity was not deemed to be technically feasible due to the fact it was sitting on top of a water zone. The upper zone was a 10 ft gas interval demonstrating better porosity but lower resistivity readings than in adjacent wells productive in this zone. After careful analysis, Opal felt that the overall potential of the zones was about 1/5 of a bcf of gas and therefore would not provide an adequate return on the completion costs of approximately $600,000. The decision was made not to set pipe.

Opal Musselman #1

Construction of the drilling pad for the third well under the Agreement is scheduled for Monday, March 12, 2007, barring additional rain in the area. It is expected that the well will be spudded in two weeks. The Musselman well will access a reservoir previously drilled but not produced due to operational well problems. A well log from the old well indicates a hydrocarbon bearing section, and the position within the reservoir is being optimized further up the structure.

3-D Seismic Shoot

Permitting activities related to Opal's 75 sq. mi. seismic shoot in South Texas are now 90% complete. Survey crews and drillers have moved in and started drilling shot holes. Weather permitting, data acquisition and processing will be completed on schedule by the end of Q3-2007. The goal of the seismic shoot is to uncover dozens of new high-quality drilling prospects starting in Q4-2007.

Commenting on the spate of recent results, Opal CEO Ron Oligney said, **"it's been a week of mixed news, but overall we are pleased with progress of our South Texas exploration package, which provides another solid plank in Opal's business plan and, we remain convinced, will produce solid returns for our shareholders."**

.../2

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

<u>**Opal Energy**</u>
Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production "**E&P**" sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through drilling, growing a production platform upon which will be superimposed some potential high value exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots.

CONTACT FOR MORE INFORMATION **OR:**
B&D Capital: telephone: (604)685-6465 E-mail: info@OPALenergy.ca

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

March 9, 2007

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Opal Energy Corp.
951 – 409 Granville Street
Vancouver, B.C., V6C 1T2

Item 2 Date of Material Change

March 9, 2007

Item 3 News Release

The news release dated March 9, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

John H. McAdam, President and Director (604) 899-4300

Item 9 Date of Report

March 9, 2007

OPAL ENERGY

Press Release – March 9, 2007

Update on South Texas exploration package

Opal Energy Corp (the "Company") today reported on current activities related to activities under its South Texas Exploration Agreement with Paleon Oil and Gas Ltd. Opal is funding 70% of the program and Paleon the remaining 30%. Opal's investment in the program is estimated at US$ 8 million for 2006-07.

Sue-Ann Tacquard #1

The first well drilled under the Agreement was returned to production on March 7, 2007 following a re-completion in the 9,514-9,520 ft sand. The well is flowing at an initial rate of 160 Mcf/day and 60 bbl of oil a day. There are two additional shallower re-completion targets in this well.

Opal Lampley #1

Evaluation of the second well in the Agreement was completed on March 8, 2007. The well log analysis indicated two potential gas zones the Wilcox Formation. The lower zone is a 30 foot thick gas zone with low porosity. Hydraulic fracturing of the zone to increase productivity was not deemed to be technically feasible due to the fact it was sitting on top of a water zone. The upper zone was a 10 ft gas interval demonstrating better porosity but lower resistivity readings than in adjacent wells productive in this zone. After careful analysis, Opal felt that the overall potential of the zones was about 1/5 of a bcf of gas and therefore would not provide an adequate return on the completion costs of approximately $600,000. The decision was made not to set pipe.

Opal Musselman #1

Construction of the drilling pad for the third well under the Agreement is scheduled for Monday, March 12, 2007, barring additional rain in the area. It is expected that the well will be spudded in two weeks. The Musselman well will access a reservoir previously drilled but not produced due to operational well problems. A well log from the old well indicates a hydrocarbon bearing section, and the position within the reservoir is being optimized further up the structure.

3-D Seismic Shoot

Permitting activities related to Opal's 75 sq. mi. seismic shoot in South Texas are now 90% complete. Survey crews and drillers have moved in and started drilling shot holes. Weather permitting, data acquisition and processing will be completed on schedule by the end of Q3-2007. The goal of the seismic shoot is to uncover dozens of new high-quality drilling prospects starting in Q4-2007.

Commenting on the spate of recent results, Opal CEO Ron Oligney said, **"it's been a week of mixed news, but overall we are pleased with progress of our South Texas exploration package, which provides another solid plank in Opal's business plan and, we remain convinced, will produce solid returns for our shareholders."**

.../2

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production "**E&P**" sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through drilling, growing a production platform upon which will be superimposed some potential high value exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots.

CONTACT FOR MORE INFORMATION **OR:**
B&D Capital: telephone: (604)685-6465 E-mail: info@OPALenergy.ca

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

March 9, 2007

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Opal Energy Corp.
951 – 409 Granville Street
Vancouver, B.C., V6C 1T2

Item 2 Date of Material Change

February 21, 2007

Item 3 News Release

The news release dated February 21, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

John H. McAdam, President and Director (604) 899-4300

Item 9 Date of Report

February 21, 2007

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OPAL ENERGY

Press Release – February 21, 2007

OPAL CLOSES $460,000 FINANCING

Opal Energy Corp (the "Company") is pleased to report that it has closed a Private Placement for $460,000 (the "Offering"). The Offering consists of 2,000,000 units (the "Units") of the Company at a price of $0.23 per Unit. Each Unit is comprised of one common share (a "Share") in the capital of the Company and one non-transferable share purchase warrant. Each full Warrant (a "Warrant") will entitle the holder thereof to purchase one additional common share in the capital of the Company at any time on or prior to February 21, 2008 at a price of $0.35 per common share. A finders fee of 8.5% is payable in respect of the Offering. Common shares and any common shares to be issued upon the exercise of the warrants related to the Units are subject to a 4-month hold period which expires on June 22, 2007.

The funds will be used to further exploration pursuant to the Company's South Texas Exploration Program, to secure significant additional natural gas opportunities in the short term and for working capital.

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production "**E&P**" sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through drilling, growing a production platform upon which will be superimposed some potential high value exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots. Opal is securing funding partners for an initial US$16 million South Texas exploration package that calls for drilling numerous wells and completing a 75 sq. mi. seismic shoot over the next 9 months or so. The goal of the seismic shoot is to uncover dozens of new high-quality drilling prospects starting in Q4-2007.

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604)685-6465

OR:
E-mail: info@OPALenergy.ca

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

February 21, 2007

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OPAL ENERGY

Press Release – February 21, 2007

OPAL CLOSES $460,000 FINANCING

Opal Energy Corp (the "Company") is pleased to report that it has closed a Private Placement for $460,000 (the "Offering"). The Offering consists of 2,000,000 units (the "Units") of the Company at a price of $0.23 per Unit. Each Unit is comprised of one common share (a "Share") in the capital of the Company and one non-transferable share purchase warrant. Each full Warrant (a "Warrant") will entitle the holder thereof to purchase one additional common share in the capital of the Company at any time on or prior to February 21, 2008 at a price of $0.35 per common share. A finders fee of 8.5% is payable in respect of the Offering. Common shares and any common shares to be issued upon the exercise of the warrants related to the Units are subject to a 4-month hold period which expires on June 22, 2007.

The funds will be used to further exploration pursuant to the Company's South Texas Exploration Program, to secure significant additional natural gas opportunities in the short term and for working capital.

Opal Energy
Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production "**E&P**" sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through drilling, growing a production platform upon which will be superimposed some potential high value exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots. Opal is securing funding partners for an initial US$16 million South Texas exploration package that calls for drilling numerous wells and completing a 75 sq. mi. seismic shoot over the next 9 months or so. The goal of the seismic shoot is to uncover dozens of new high-quality drilling prospects starting in Q4-2007.

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604)685-6465

OR:
E-mail: info@OPALenergy.ca

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

February 21, 2007

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Opal Energy Corp.
951 – 409 Granville Street
Vancouver, B.C., V6C 1T2

Item 2 Date of Material Change

February 19, 2007

Item 3 News Release

The news release dated February 19, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

John H. McAdam, President and Director (604) 899-4300

Item 9 Date of Report

February 19, 2007

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OPAL ENERGY

Press Release – February 19th, 2007

OPAL SPUDS LAMPLEY NATURAL GAS WELL Near Producing Hope Field

Opal Energy Corp (the "Company") is pleased to report that it has spudded the Lampley Well in Lavaca County, Texas. The Lampley Well has a proposed total depth of 10,400 feet targeting the section of the Wilcox Formation which also hosts the Hope Field located less than 1000 feet away. The Hope Field was discovered in 2001, has produced over 4.3 bcf of gas to date and is still producing. It is estimated that the well will cost US$1.539 million to drill. The well should take about two weeks to reach total depth.

Paleon Oil and Gas Limited, a private Canadian company, has a 30% working interest in the Lampley Well and Opal Energy is prepared to take the balance, although two parties have the opportunity of participating in the well (up to a combined 45% working interest) to the extent their share of well costs are received prior to the close of business February 23rd. The Company also has a 7.5% carried working interest in the Lampley Well.

The Company also reports that it has arranged for a Private Placement for $460,000 (the "Offering") subject to regulatory approval. The Offering consists of 2,000,000 units (the "Units") of the Company at a price of $0.23 per Unit. Each Unit is comprised of one common share (a "Share") in the capital of the Company and one non-transferable share purchase warrant. Each full Warrant (a "Warrant") will entitle the holder thereof to purchase one additional common share in the capital of the Company at any time on or prior to February 8, 2008 at a price of $0.35 per common share. A finders fee of 8.5% is payable in respect of the Offering. Common shares and any common shares to be issued upon the exercise of the warrants related to the Units would be subject to a 4-month hold period. The funds will be used to further exploration pursuant to the Company's South Texas Exploration Program, to secure significant additional natural gas opportunities in the short term and for working capital.

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production "**E&P**" sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through drilling, growing a production platform upon which will be superimposed some potential high value exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots. Opal is securing funding partners for an initial US$16 million South Texas exploration package that calls for drilling numerous wells and completing a 75 sq. mi. seismic shoot over the next 9 months or so. The goal of the seismic shoot is to uncover dozens of new high-quality drilling prospects starting in Q4-2007.

CONTACT FOR MORE INFORMATION **OR:**

B&D Capital: telephone: (604)685-6465 E-mail: info@OPALenergy.ca

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

February 19, 2007

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

OPAL ENERGY

Press Release – February 19th, 2007

OPAL SPUDS LAMPLEY NATURAL GAS WELL Near Producing Hope Field

Opal Energy Corp (the "Company") is pleased to report that it has spudded the Lampley Well in Lavaca County, Texas. The Lampley Well has a proposed total depth of 10,400 feet targeting the section of the Wilcox Formation which also hosts the Hope Field located less than 1000 feet away. The Hope Field was discovered in 2001, has produced over 4.3 bcf of gas to date and is still producing. It is estimated that the well will cost US$1.539 million to drill. The well should take about two weeks to reach total depth.

Paleon Oil and Gas Limited, a private Canadian company, has a 30% working interest in the Lampley Well and Opal Energy is prepared to take the balance, although two parties have the opportunity of participating in the well (up to a combined 45% working interest) to the extent their share of well costs are received prior to the close of business February 23rd. The Company also has a 7.5% carried working interest in the Lampley Well.

The Company also reports that it has arranged for a Private Placement for $460,000 (the "Offering") subject to regulatory approval. The Offering consists of 2,000,000 units (the "Units") of the Company at a price of $0.23 per Unit. Each Unit is comprised of one common share (a "Share") in the capital of the Company and one non-transferable share purchase warrant. Each full Warrant (a "Warrant") will entitle the holder thereof to purchase one additional common share in the capital of the Company at any time on or prior to February 8, 2008 at a price of $0.35 per common share. A finders fee of 8.5% is payable in respect of the Offering. Common shares and any common shares to be issued upon the exercise of the warrants related to the Units would be subject to a 4-month hold period. The funds will be used to further exploration pursuant to the Company's South Texas Exploration Program, to secure significant additional natural gas opportunities in the short term and for working capital.

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production "**E&P**" sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through drilling, growing a production platform upon which will be superimposed some potential high value exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots. Opal is securing funding partners for an initial US$16 million South Texas exploration package that calls for drilling numerous wells and completing a 75 sq. mi. seismic shoot over the next 9 months or so. The goal of the seismic shoot is to uncover dozens of new high-quality drilling prospects starting in Q4-2007.

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604)685-6465

OR:
E-mail: info@OPALenergy.ca

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

February 19, 2007

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OPAL ENERGY

Press Release – February 9, 2007

OPAL raises approximately $2 million

Opal Energy Corp (the "Company") is pleased to announce it has closed a best efforts offering (the "Offering") with Haywood Securities Inc. (the "Agent") for gross proceeds of $1,926,135 pursuant to a TSX Venture Exchange Short Form Offering Document.

The Offering consisted of 8,374,500 units (the "Units") of the Company at a price of $0.23 per Unit. Each Unit is comprised of one common share (a "Share") in the capital of the Company and one non-transferable share purchase warrant. Each full Warrant (a "Warrant") will entitle the holder thereof to purchase one additional common share in the capital of the Company at any time on or prior to February 8, 2008 at a price of $0.35 per common share.

The Company paid the Agent a cash commission plus a corporate finance fee and the Company reimbursed the Agent for reasonable expenses related to the Offering so that the net proceeds received by the Corporation was $1,749,320.91.

Certificates representing 4,087,022 common shares and any common shares to be issued upon the exercise of the warrants related to these 4,087,022 shares are subject to a 4-month hold period which expires on June 9, 2007.

The funds will be used to further exploration pursuant to the Company's South Texas Exploration Program, to secure significant additional natural gas opportunities in the short term and for working capital.

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production "**E&P**" sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through drilling, growing a production platform upon which will be superimposed some potential high value exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots. Opal is securing funding partners for an initial US$16 million South Texas exploration package that calls for drilling numerous wells and completing a 75 sq. mi. seismic shoot over the next 9 months or so. The goal of the seismic shoot is to uncover dozens of new high-quality drilling prospects starting in Q4-2007.

CONTACT FOR MORE INFORMATION **OR:**
B&D Capital: telephone: (604)685-6465 E-mail: info@OPALenergy.ca

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

February 9, 2007

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Opal Energy Corp.
951 – 409 Granville Street
Vancouver, B.C., V6C 1T2

Item 2 Date of Material Change

February 9, 2007

Item 3 News Release

The news release dated February 9, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

John H. McAdam, President and Director (604) 899-4300

Item 9 Date of Report

February 12, 2007

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OPAL ENERGY

Press Release – February 9, 2007

OPAL raises approximately $2 million

Opal Energy Corp (the "Company") is pleased to announce it has closed a best efforts offering (the "Offering") with Haywood Securities Inc. (the "Agent") for gross proceeds of $1,926,135 pursuant to a TSX Venture Exchange Short Form Offering Document.

The Offering consisted of 8,374,500 units (the "Units") of the Company at a price of $0.23 per Unit. Each Unit is comprised of one common share (a "Share") in the capital of the Company and one non-transferable share purchase warrant. Each full Warrant (a "Warrant") will entitle the holder thereof to purchase one additional common share in the capital of the Company at any time on or prior to February 8, 2008 at a price of $0.35 per common share.

The Company paid the Agent a cash commission plus a corporate finance fee and the Company reimbursed the Agent for reasonable expenses related to the Offering so that the net proceeds received by the Corporation was $1,749,320.91.

Certificates representing 4,087,022 common shares and any common shares to be issued upon the exercise of the warrants related to these 4,087,022 shares are subject to a 4-month hold period which expires on June 9, 2007.

The funds will be used to further exploration pursuant to the Company's South Texas Exploration Program, to secure significant additional natural gas opportunities in the short term and for working capital.

Opal Energy
Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production **"E&P"** sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through drilling, growing a production platform upon which will be superimposed some potential high value exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots. Opal is securing funding partners for an initial US$16 million South Texas exploration package that calls for drilling numerous wells and completing a 75 sq. mi. seismic shoot over the next 9 months or so. The goal of the seismic shoot is to uncover dozens of new high-quality drilling prospects starting in Q4-2007.

CONTACT FOR MORE INFORMATION **OR:**
B&D Capital: telephone: (604)685-6465 E-mail: info@OPALenergy.ca

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

February 9, 2007

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

THE SECURITIES OFFERED HEREUNDER ARE SPECULATIVE IN NATURE. INFORMATION CONCERNING THE RISKS INVOLVED MAY BE OBTAINED BY REFERENCE TO THIS DOCUMENT; FURTHER CLARIFICATION, IF REQUIRED, MAY BE SOUGHT FROM THE AGENT OR AN ADVISER REGISTERED UNDER THE SECURITIES ACT (ALBERTA) OR THE SECURITIES ACT (BRITISH COLUMBIA).

TSX VENTURE EXCHANGE
SHORT FORM OFFERING DOCUMENT
(the "Offering Document")

Dated: January 11, 2007

OPAL ENERGY CORP
(formerly Boulder Mining Corporation)
(the "Corporation" or "Boulder") (TSX Venture: BDR)
Suite 951 – 409 Granville Street
Vancouver, British Columbia, V6C 1T2

$2,000,000

OFFERING OF UP TO 8,695,652 UNITS AT A PRICE OF $0.23 PER UNIT

Agent
Haywood Securities Inc.
Suite 2000 – 400 Burrard Street
Vancouver, British Columbia, V6C 3A6

This Short Form Offering Document (the "Offering Document") qualifies for distribution up to 8,695,652 units (the "Units") of the Corporation at a price of $0.23 per Unit (the "Offering"). Each Unit consists of one common share in the capital of the Corporation (a "Common Share") and one non-transferable common share purchase warrant (a "Warrant"). Each Warrant will entitle the holder to acquire one additional common share (a "Warrant Share") for a period of one year from the date of issuance at a price of $0.35 per Warrant Share. See "Plan of Distribution".

	Number of Units	Price to Public	Agent's Commission (1)	Net Proceeds to the Corporation (2)
Per Unit	1	$0.23	$0.01955	$0.21045
Total Offering	8,695,652	$2,000,000	$170,000	$1,830,000

(1) The Corporation has agreed to pay Haywood Securities Inc. (the "Agent") a cash commission equal to 8.5% of the gross proceeds of the sale of Units and a corporate finance fee of $15,000. See "Plan of Distribution". The Corporation will pay all of the expenses incurred by the Agent in connection with the Offering.

(2) After deducting the Agent's commission but before deducting expenses of the Offering, estimated at $30,000 including filing, legal, accounting and administration fees.

Neither the TSX Venture Exchange Inc. (the "Exchange"), nor any securities regulatory authority has in any way passed upon the merits of the securities offered under this Offering Document.

Securities offered by this Offering Document are being offered under an exemption from the prospectus requirements. Purchasers may not receive all of the information required by or have all of the rights available to a purchaser under a prospectus.

Information concerning the risks involved may be obtained by reference to this Offering Document; further clarification, if required, may be sought from the Agent or an advisor registered under the *Securities Act* (Alberta) (the "Alberta Act") or the *Securities Act* (British Columbia) (the "BC Act") (collectively, the "Acts").

Subscribers for Units hereunder will be required to pay commissions at the rates charged by their brokers.

The information provided in this Offering Document is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this Offering Document. These documents must be read together with this Offering Document in order to provide full, true and plain disclosure of all material facts relating to the securities offered by this Offering Document. The documents listed below are not contained within, or attached to this Offering Document, and will be provided by the Corporation, at no charge, upon request. Alternatively, the documents may be accessed by the reader of the Offering Document at the following locations:

Documents Incorporated by Reference	Date of Document	Location where document may be accessed and Date of Filing
Consent letter from B.L. Whelan, P.Geo	December 19, 2006	SEDAR website www.sedar.com December 22, 2006
Technical Report on the SueAnn George Tacquard #1 Property and Certificate of Qualification from B.L. Whelan, P.Geo.	December 19, 2006	SEDAR website www.sedar.com December 22, 2006
Annual Information Form for the fiscal year ended December 31, 2005, updated to November 30, 2006.	November 30, 2006	SEDAR website www.sedar.com December 22, 2006
The unaudited consolidated financial statements of the Corporation and notes thereto for the nine months ended September 30, 2006.	November 28, 2006	SEDAR website www.sedar.com November 29, 2006
The Corporation's MD&A in Form 51-102F1 (management discussion and analysis) for the nine months ended September 30, 2006.	November 24, 2006	SEDAR website www.sedar.com November 29, 2006
The unaudited consolidated financial statements of the Corporation and notes thereto for the six months ended June 30, 2006.	August 24, 2006	SEDAR website www.sedar.com August 25, 2006
The Corporation's MD&A in Form 51-102F1 (management discussion and analysis) for the six months ended June 30, 2006.	August 22, 2006	SEDAR website www.sedar.com August 25, 2006
The Corporation's MD&A in Form 51-102F1 (management discussion and analysis) for the three months ended March 31, 2006.	May 24, 2006	SEDAR website www.sedar.com May 30, 2006
The unaudited consolidated financial statements of the Corporation and notes thereto for the three months ended March 31, 2006.	May 17, 2006	SEDAR website www.sedar.com May 30, 2006

Documents Incorporated by Reference	Date of Document	Location where document may be accessed and Date of Filing
The Corporation's MD&A in Form 51-102F1 (management discussion and analysis) for the years ended December 31, 2005 and 2004.	April 25, 2006	SEDAR website www.sedar.com April 28, 2006
The audited consolidated financial statements of the Corporation and notes thereto for the years ended December 31, 2005 and 2004.	April 7, 2006	SEDAR website www.sedar.com April 28, 2006

Any material change report filed with the British Columbia Securities Commission and the Alberta Securities Commission subsequent to the acceptance of this Offering Document by the Exchange and prior to the distribution of securities under this Offering Document (a "Subsequently Triggered Report") will be deemed to be incorporated by reference into this Offering Document. The documents incorporated by reference herein contain meaningful and material information relating to the Corporation and prospective subscribers for Units should review all information contained in this Offering Document and the documents incorporated by reference before making an investment decision.

Copies of documents incorporated herein by reference may also be obtained, upon request, without charge from the Corporate Secretary of the Corporation at Suite 951 – 409 Granville Street, Vancouver, British Columbia V6B 1T2 (telephone (604) 899-4300).

Registrar and Transfer Agent for the Corporation's Securities:
Pacific Corporate Trust Company
510 Burrard Street
Vancouver, British Columbia, V6C 3B9

TABLE OF CONTENTS

PLAN OF DISTRIBUTION

The Offering

The Corporation, through the Agent, hereby offers 8,695,652 Units at the offering price of $0.23 per Unit. Each Unit consists of one Common Share and one Warrant. Each whole Warrant may be exercised to acquire one Warrant Share for a period of one year from the Closing (as defined below) at an exercise price of $0.35 per Warrant Share.

The Offering will be made in accordance with the rules and policies of the Exchange and will take place on a day, as determined by the Agent and the Corporation within 20 days from the date of acceptance of this Offering Document by the Exchange (the "Offering Day"). The settlement date for this Offering when the Units are issued by the Corporation upon receipt of payment in full (the "Closing") will take place on the day which is five days after the Offering Day. **This distribution is being made only to residents of British Columbia and Alberta and such other jurisdiction where the Units may lawfully be sold.**

The Warrants will contain, among other things, provisions for the appropriate adjustment of the class, number and price of shares issuable pursuant to any exercise thereof upon the occurrence of certain events including any subdivision, consolidation or reclassification of the common shares of the Corporation, the payment of stock dividends or the reorganization or amalgamation of the Corporation.

Appointment of Agent

Pursuant to an agreement dated for reference January 11, 2007(the "Agency Agreement") between the Corporation and the Agent, the Agent has agreed to act as the Corporation's agent to offer for sale, on a commercially reasonable efforts basis, the Units offered herein subject to the terms and conditions of the Agency Agreement. The Agent may, but is not obliged to, purchase any of the Units. The Agent will receive a cash commission of 8.5% of the gross proceeds of the Offering. The Agent will also receive a corporate finance fee of $15,000.

The Agent will solicit subscriptions for Units only in the provinces of British Columbia and Alberta, and such other jurisdictions where the Units may lawfully be sold. The Agent reserves the right to offer selling group participation, in the normal course of the brokerage business to selling groups of other licensed brokers. **The purchasers of any Units under the Offering will be required to pay commissions at the rates charged by their brokers.**

The Agent may terminate its obligations under the Agency Agreement at any time before the Closing if, among other things, there is an occurrence of any nature which, in the opinion of the Agent, seriously affects or will seriously affect the financial markets, the business of the Corporation or the ability of the Agent to perform its obligations under the Agency Agreement or an investor's decision to purchase the Units. The Agent may also terminate its obligations under the Agency Agreement if the Units cannot, in the opinion of the Agent, be profitably marketed due to the state of the financial markets.

There are no other payments in cash, securities or other consideration being made, or to be made, to a promoter, finder or any other person or company in connection with the Offering. The directors, officers and other insiders of the Corporation may purchase Units from the Offering.

The "Professional Group" (defined as a group consisting of the Agent, any employee, partner, officer, director and affiliate of the Agent, and any associated party of all such persons or companies of the Agent) beneficially owns 554,000 common shares of the Corporation and warrants to purchase 400,000 common shares which expire on March 1, 2007.

USE OF PROCEEDS

Funds Available

As at November 30, 2006, the Corporation had working capital of approximately $368,000. The net proceeds of this Offering after deduction of the Agent's commission and corporate finance fee ($185,000) and the estimated costs of the Offering ($30,000 including filing and listing) are estimated to be $1,785,000 which, when combined with working capital as at November 30, 2006 results in funds available of $2,153,000. See footnote (6) following the table below concerning further available funds.

Principal Purposes

The funds available of $2,153,000 will be used for the following purposes:

Use of Net Proceeds	
Funds for the drilling the McDaniel Prospect *	**$171,224**(1)
Funds for completing the McDaniel Prospect *	**$86,863**(1)
Funds for drilling the Lampley Prospect *	**$418,824**(2)
Funds for completing the Lampley Prospect *	**$133,376**(2)
Funds for acquisition of Options from landowners to shoot 3-D seismic survey	**$350,000**(3)
General and Administrative Expenses	**$500,000**(4)
General Working Capital	**$492,713**(5)
Total	**$2,153,000**(6)

* represents 25% share of the total costs using an exchange rate of $0.865 US per Canadian dollar.

(1) The funds will be used to drill and if warranted complete a 6500 foot well on the McDaniel Prospect which is targeting a Yegua Formation objective in Jackson County, Texas. The Corporation's 25% share of dry hole costs is $171,224 and the Corporation's share of completion costs are estimated at $86,863. It is anticipated that the well will be spudded on or around February 1, 2007 and will take 7 or 8 days to reach total depth. Completion activities if warranted will be subject to completion rig availability which may be a couple of weeks and a similar time frame to perform the work.

(2) The funds will be used to drill and if warranted complete a 10,400 foot well on the Lampley Prospect which is targeting a Wilcox Formation objective in Lavaca County, Texas. The Corporation's 25% share of dry hole costs is $418,824 and the Corporation's share of completion costs are estimated at $133,376. It is anticipated that the well will be spudded on or around February 15, 2007 and will take 20 days to reach total depth. Completion activities if warranted will be subject to completion rig availability which may be a couple of weeks and a similar time frame to perform the work.

(3) $350,000 has been allocated for the securing of rights from landowners in order to undertake a 3-D Seismic survey.

(4) $500,000 has been allocated for overhead expenses including salaries and consultants which is estimated to cover 6 months of activities.

(5)The balance being $492,713 is for general corporate working capital purposes.

(6) The Corporation has recently advanced $2,765,000 towards the completion of projects that form part of the South Texas Exploration Proposal referred to under "Business of the Corporation" ("the Proposal") in order to expedite portions of the project and secure lands on behalf of the partners to the Proposal. Projects within the Proposal are to be funded 75% by the other partners and 25% by the Corporation. The Corporation anticipates that the agreement with the other partners to the Proposal will be completed in the near future at which point the Corporation expects to be reimbursed $2,074,000 which would be added to working capital and represent further funds available.

Any proceeds from the exercise of warrants or options will also be added to the Corporation's working capital.

The factors which may impede or delay the proposed drill programs revolve primarily around the availability of drill and completion rigs. Efforts have been made to secure appropriate rigs and on this basis the proposed schedule has been presented.

To the extent the offer is not fully subscribed the Corporation would prioritize expenditures in the order presented.

No proceeds of this Offering are proposed to be paid to related parties except for the payment of management fees and the reimbursement of expenses in the normal course of business.

BUSINESS OF THE CORPORATION

Overview

The Corporation is actively engaged in the acquisition, exploration, development and production of natural gas and oil properties in Texas, USA. This area of activity has been the Corporation's focus since December 2005 when the Corporation signed an exploration agreement with Opal Energy, Inc. of Houston, Texas to drill natural gas wells. On October 24th, 2006 the Corporation reported that the transaction to acquire 100% of Opal Energy, Inc. ("Opal"), of Houston, Texas, was completed pursuant to terms announced on July 18, 2006. The Opal management team has experience in the Texas Gulf Coast and management's full spectrum of capabilities range from the generation of oil and gas targets which are geologically prospective and which have the potential to have economic value ("Prospects") right through drilling operations to production. Opal currently has two natural gas wells on line and has recently articulated the following business strategy.

Opal's business strategy is to concentrate on the Gulf Coast of Texas focusing primarily on natural gas plays with the view of building asset value through exploration drilling. To that end, Opal has been very active in generating and acquiring Prospects as well as identifying areas for potential seismic shoots. Shooting 3-D Seismic in a prospective area for the first time should provide numerous prospects and a strategic advantage over competitors who do not have access to such data. Opal has entered into an exploration agreement with a private Texas company which will provide Opal with opportunities to select and drill new prospects.

In addition, as a result of the Corporation's involvement in the mineral exploration business, the Corporation owns varying interests up to 100% in three gold projects located in Canada. These gold projects are not deemed to be part of the strategic plan of the Corporation and management will review its options with respect to these properties. Holding costs of these properties is less than $35,000 per year.

Oil and Gas Activities

Opal's business strategy is to concentrate on the Gulf Coast of Texas focusing primarily on natural gas plays with the view of building asset value through exploration drilling. To that end, Opal has been very active in generating and acquiring Prospects as well as identifying areas for potential seismic shoots.

Britanco Aunt Audrey #1 Well

On August 15, 2006, it was reported that the Corporation and Opal had agreed to co-fund and had mobilized a completion rig, to the Britanco Aunt Audrey well re-entry project located in Bee County, Texas. On October 2, 2006, Opal acquired the Corporation's interest in the project for $US151,375 such amount reflecting the Corporation's share of advances made to Britanco to that date. The sum of $US151, 375 is reflected in an inter-company loan between Opal and the Corporation.
The Britanco Aunt Audrey prospect was a re-entry of an old Goree well on a Moy lease that was drilled in 1979. There were three potentially productive Wilcox sands as identified by log analysis that present workover opportunities in the well for which it was hoped that production could be established. There was a packer stuck in the Goree well at 6,922' which had to be retrieved in order to re-complete the well in the deeper Wilcox objectives. The objective Wilcox traps are high side fault closures.

As reported on November 14, 2006, the successful re-entry of the Aunt Audrey No. 1 was completed in mid-October. The objective Wilcox sand was perforated, tested, connected to the sales line and was then producing on an 8/64" choke at a stabilized rate of 585-600 Mcf (thousand cubic feet) a day with 20-25 bbls (barrels) a day of condensate and no water. Prior to completing the main objective sand at 7,900 feet, the well was cleaned out to a depth of 8,015 feet. Two deeper zones that were completed by the previous operator in the 1970s were tested and found to produce 60-100 Mcf and 1-2 bbls of condensate a day on a 12/64 choke. These lower zones were left open since no appreciable water production was observed during the test. The Aunt Audrey No. 1 well has two additional shallower objective zones that will be tested in the future and may impact the overall production strategy for the well. Reserves will be established and reported pursuant to National Policy 51-101 by the date the Corporation files its annual financial statements for its year ended December 31, 2006.

Total cost borne by Opal for the re-entry was $US326,000 and for which Opal earned a 50% working interest. Through an arrangement with Britanco, LLC, Opal was able to avoid approximately $US125,000 in well hook-up costs by piggy-backing on existing production infrastructure.

South Texas Exploration Program

On October 2, 2006 it was reported that Opal entered into the Exploration Agreement with Seven L's Management, LLC, a private Texas company which outlines the opportunity to:

1) select and drill 12 Prospects generated by the private company;

2) undertake a 3-D seismic shoot in a well researched prospective area;

3) generate Prospects by processing the 3-D seismic data; and

4) drill such Prospects.

To fund these activities Opal has put together a proposal (the "South Texas Exploration Proposal") comprised of:

1) a 10 well drilling package having a $US 9 million budget,

2) the 3-D seismic shoot described above with a $US 7million budget; and

3) a right of first refusal to fund drilling of the Prospects generated by processing the 3-D seismic data.

As noted in footnote (6) on page 8 above, Opal is currently in discussions with other companies (the "Funding Companies") that have expressed an interest in co-funding the South Texas Exploration Proposal in which Opal has undertaken to fund 25% of the costs on the same basis as the other Funding Companies. Opal, by virtue of arranging this opportunity, will be entitled to certain carried interests and over ride royalty interests in addition to its 25% working interest.

The plan, pursuant to the South Texas Exploration Proposal, is to drill the 10 wells over the next 9 to 12 months beginning in February 2007, complete the 3-D seismic shoot over the next 9 to 12 months and begin generating Prospects quickly after the receipt of the 3-D seismic processed data with the view of presenting these natural gas targets to the Funding Companies (including Opal) for further investment in addition to the 10 wells described above. Executing the program as described is contingent on reaching an agreement with the Funding Companies and/or other party(ies) and to the extent such funding is not available the program will be scaled back, delayed or curtailed to reflect such funding amount as is available.

Sue Ann Tacquard # 1 Well

On October 13, 2006 it was reported that the intent was to complete for production the Sue-Ann Tacquard #1 Well located in Galveston Co., Texas, operated by the Sue Ann Operating Company LLC. It was a low risk development well that was drilled to a depth of approximately 9,800 feet. The prospect is hosted in the Total Eclipse oil field which was discovered in1984 and was developed with five wells which produced a total of 400,000 barrels of oil and 3.4 billion cubic feet of gas during their productive lives.

The Sue-Ann Tacquard #1 Well targeted these historically productive Frio sands in the field at a location which is structurally higher within the proven productive limits of the Total Eclipse Field. The cost of drilling the Sue-Ann Tacquard # 1 was US$963,000 and the completion costs were US$438,000.

Opal has advanced funds for 50% of the working interest in the Sue-Ann Tacquard #1 with the view of including this interest as part of the South Texas Exploration Proposal as reported on October 2, 2006. Opal's intended ultimate interest in this well is 25% per cent of the aforementioned 50% working interest.

An independent report dated December 19, 2006 by B.L. Whelan, P.Geo, reported in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, Proven Developed Non-Producing net reserves to Opal of 16,000 barrels of light and medium oil and 80,000 mcf of natural gas. This report prepared on December 19, 2006 is incorporated by reference and may be found in the Corporation's filings at www.sedar.com.

RISK FACTORS

Investment in the Units offered under this Offering Document involves a significant degree of risk. Prospective investors should carefully review the following factors, together with other information contained elsewhere in this Offering Document.

Risks of this Offering in Particular

Speculative Nature of Investment

An investment in the Corporation should be considered highly speculative due to the nature of the Corporation's business. The Corporation has little or no history of earnings, it has not paid any dividends and it is unlikely to enjoy substantial earnings or pay dividends in the immediate or foreseeable future.

Competition

The oil and gas and mining industry are highly competitive in all phases. The Corporation competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of interests, as well as for the recruitment and retention of qualified employees.

Environmental Regulations

The Corporation's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibition of spills, release or emission of various substances related to mining and oil and gas industry operations, which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Corporation intends to fully comply with all environmental regulations.

Conflicts of Interest

Certain directors of the Corporation are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest, which they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Corporation will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

Stage of Development

The Corporation has only a limited track record of operating history upon which investors may rely. Consequently, investors will have to rely on the expertise of the Corporation's management. Further, the Corporation's projects are in the exploration stage and are not commercially viable at this time.

Performance of Key Personnel

Locating deposits of extractable resources depends on a number of factors, not the least of which is the technical skill of the personnel involved. The Corporation is, to a large degree, dependent upon the performance of its key employees and consultants. Failure to retain such key employees or consultants or to attract and retain additional key employees or consultants with the necessary skills could have a materially adverse impact upon the Corporation's growth and profitability. As of the date hereof, key person life insurance has not been established for any director or officer.

Dilution

Purchasers of Units will suffer immediate and substantial dilution in respect of their investment.

No History of Profits or Dividends

The Corporation has a limited operating history and no history of profits or paying dividends. The Corporation does not anticipate being profitable or paying dividends in the near future.

Shares Reserved for Future Issuance

The Corporation has a number of common shares reserved for issuance pursuant to the exercise of stock options and share purchase warrants. Issuance of common shares pursuant to the exercise of such options and share purchase warrants may result in dilution to purchasers of Units hereunder. Refer to "Options to Purchase Securities of the Corporation".

Cash Flow

The Corporation has modest operating cash flow from two oil and gas wells in Texas. The Corporation has limited financial resources and there is no assurance that additional funding will be available to allow the Corporation to develop its projects.

Volatility of the Corporation's Share Price

Securities markets have demonstrated extremes in volume and price volatility. The market price and volume of many development stage companies can be affected by factors that are not related to the operating performance, quality of assets or prospects of the specific company. It may be anticipated that any quoted market for the Corporation's shares will be subject to market trends generally, notwithstanding the potential success of the Corporation in establishing itself as one of the key participants in the oil and gas exploration and production business. The value of the Corporation's shares will be subject to such volatility.

Oil and Gas Related Risk Factors

Price Fluctuations

The price of oil and natural gas will fluctuate and price and demand are factors beyond the Corporation's control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas. Fluctuations in price will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that the Corporation may acquire.

Exploration and Development

Exploration and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using skilled staff, focusing exploration efforts in areas in which the Corporation has existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods, and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three-dimensional seismography and reservoir simulation studies have been used by the Corporation and may, if deemed appropriate, be used in the future to improve its ability to find, develop and produce oil and natural gas.

Operations

The Corporation's operations will be subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs, craterings and fires, all of which could result in personal injuries, loss of life and damage to the property of the Corporation and others. The Corporation will have both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, the Corporation will have liability insurance policies in place, in such amounts as it considers adequate. The Corporation will not be fully insured against all of these risks, nor are all such risks insurable.

Continuing production from a property, and/or, to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Corporation to certain properties.

Reserves

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids, reserves and cash flows to be derived therefrom, including many factors beyond the Corporation's control. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. The Corporation's actual production, revenues and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Permits and Licenses

The operations of the Corporation may require licenses and permits from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Competition

The industry is highly competitive in the acquisition of exploration prospects and the development of new sources of production and the sale of oil and natural gas. The Corporation's competitors include oil and natural gas companies and trusts that have substantially greater financial resources, staff and facilities than those of the Corporation. The Corporation's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, state and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of the Corporation or the properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on the Corporation. There can be no assurance that the Corporation will be able to satisfy its actual future environmental and reclamation obligations.

<u>Mineral Property Related Risk Factors</u>

Exploration and Development

All of the properties in which the Corporation has an interest are in the exploration stages only and are without a known body of commercial ore. Development of the Corporation's mineral properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties which are explored ultimately develop into producing mines. There is no assurance that the Corporation's mineral exploration and development activities will result in any discoveries of bodies of ore. The long term profitability of the Corporation's operations will be in part, directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the resources and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any chosen site for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as the proximity and capacity of milling facilities, mineral markets and processing equipment and governmental regulations relating to royalties, allowable production and importing and exporting of minerals.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Corporation has a direct or indirect interest will be subject to all hazards and risks normally incidental to exploration, development and production of precious metals, any of which could result in work stoppages, damage to property, and possible environmental damage.

The Corporation currently does not carry on any operations and as a result does not currently maintain liability insurance against such liabilities. Although the Corporation currently intends to obtain insurance when and if it commences operations, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Corporation might not elect to insure itself against such liabilities, due to high premium costs or other reasons, in which event the Corporation could incur significant costs that could have a materially adverse effect upon its financial condition.

Calculation of Reserves and Metal Recovery

There is a degree of uncertainty attributable to the calculation of ore reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, quantity of reserves and grade must be considered as estimates only. In addition, the quantity of reserves may vary depending on the prices of the subject commodity. Any material change in quantity of reserves, grade or recovery ratio may affect the economic viability of the Corporation's properties. In addition, there can be no assurances that recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuating Prices

If the Corporation derives any future revenue from the mining of precious metals or other metals or interests related thereto, such revenue would be strongly influenced by the price of those commodities which have fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Corporation's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of precious metals, and therefore the economic viability of any of the Corporation's exploration projects, cannot accurately be predicted.

Environmental Factors

All phases of the Corporation's mining operations, if any, are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations.

Title Risks

Although the Corporation has exercised the usual due diligence with respect to determining title to properties in which it has material interest there is no guarantee that title to such properties will not be challenged or impugned.

The Corporation's mineral property interests may be subject to prior unregistered agreements or transfers of native land claims and title may be affected by undetected defects. Surveys have not been carried out on all of the Corporation's properties therefore in accordance with the law of the jurisdiction in which such properties are situated; their existence and area could be in doubt.

Competition and Agreements with Other Parties

The mining industry is intensely competitive in all of its phases, and the Corporation competes with many companies possessing greater financial resources and technical facilities than itself. Competition in the mining business could adversely affect the Corporation's ability to acquire suitable producing properties or prospects for mineral exploration in the future.

ACQUISITIONS

Aside from funding the acquisition and exploration of oil and gas Prospects in the normal course of the Corporation's business, none of the proceeds of this Offering will be used to finance a material acquisition of an asset, property or existing business.

CORPORATE INFORMATION

Common Shares

The Corporation is authorized to issue an unlimited number of common shares without par value. As of December 31, 2006, there were 140,411,450 common shares issued and outstanding.

Each common share entitles the holder thereof to receive dividends if, as and when declared by the directors and ranks equally with all other common shares in the capital stock of the Corporation in respect of dividend payments and payments upon winding up, liquidation or dissolution. The holders of common shares are entitled to one vote per common share at all meetings of shareholders. The common shares have no preemptive or conversion rights are not redeemable and the constating documents of the Corporation do not provide for the surrender of such shares nor are there any sinking or purchase fund provisions applicable thereto.

Class A Preferred Shares

The Class A, Series I shares are non voting and provided for an annual fixed and preferential cumulative dividend of $0.76 per share per annum from March 31, 1990 to December 31, 1992 at which time the Class A Series I shares ceased to carry dividends. The Class A Series I shares are convertible into common shares at any time on the basis of 6.67 common shares of the Corporation for each Class A Series I share held. As of the date hereof, there are 5,057 Class A Series I shares issued and outstanding.

DIRECTORS, OFFICERS, PROMOTERS AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Directors and Officers

The names, positions, municipality of residence and principal occupation over the last five years of the directors, officers and promoters of the Corporation and Opal, the Corporation's wholly-owned Texas subsidiary along with the number of common shares owned by each over which they have control are set forth in the following tables:

Opal Energy Corp

Name, Position & Residence	Principal Occupation	Number of Shares (1) and Percentage	Director or Officer Since
Brad Aelicks V.P. Corp. Finance Deep Cove, B.C.	Principal B&D Capital; Former President of Napier Environmental	1,096,136 0.74%	May 14, 2003
Nelson W. Baker Director West Vancouver, B.C.	President Rainy River Resources; Vice President Exploration Boulder Mining	60,000 0.04%	February 21, 2002
John H. McAdam President and Director West Vancouver, B.C.	Geological Engineer; President of Opal Energy Corp.	2,364,222 (2) 1.59%	March 2, 1984
Ronald E. Oligney CEO and Director Katy, Texas	Opal CEO; Energy Advisor Author; Professor at University	20,300,000 (3) 13.61%	October 24, 2006

	of Houston		
Ken Thorsen Director Port Coquitlam, B.C.	Consulting Geological Engineer; Senior Executive Teck-Cominco	70,000 0.05%	February 21, 2002
James G. Grinnell CFO & Secretary Langley, B.C.	Professional Accountant	230,000 0.15%	March 5, 2004

Opal Energy, Inc.

Name, Position & Residence	Principal Occupation	Number of Shares (1) and Percentage	Director or Officer Since
Stephen Hoover V.P. – Geophysics Sugarland, Texas	Opal VP Geophysics; Consultant; El Paso Chief Geophysicist	0 0%	October 24, 2006
Randy Pickett V.P. – Operations Victoria, Texas	Opal VP Operations; Petroleum Consultants; GCEA, LLC, VP Operations	0 0%	October 24, 2006
Don Squyres V.P. – Exploration Houston, Texas	Opal VP Exploration; Apex Metalink Sr. Geologist; Petroleum Consultant	0 0%	October 24, 2006
Brandon Williford V.P. – Land Victoria, Texas	Opal VP Land; Independent Land Company Owner	0 0%	October 24, 2006

(1) The information with respect to shares beneficially, controlled or directed by Directors and Officers not being within the knowledge of the Corporation has been obtained from the SEDI Insider Reporting website www.sedi.ca as of December 31, 2006. The percentages have been calculated in relation to the issued and outstanding common shares of the Corporation after the completion of this offering.

(2) Of which 190,000 common shares. are held in escrow by Equity Transfer Services Inc. pursuant to terms of an escrow agreement made as of February 27, 1985, among National Trust Company, John H. McAdam, J. Terrence Flanagan, John (Jack) McAdam (deceased; now Shirley McAdam), Raymond L'Ecuyer and the Corporation.

The terms of the escrow agreement provide that the shares and the beneficial ownership of, or any interest in them may not be sold, assigned, hypothecated, released from escrow, transferred within escrow or otherwise dealt with without the consent of the Ontario Securities Commission. The prior consent of the Corporation is also required to the release of any such shares from escrow. The escrowed shares may be subject to surrender for the benefit of the Corporation if any of the mining claims comprising the Spud Valley Property suffer a diminution in value or are abandoned.

(3) Of this amount 18,000,000 common shares are held in escrow pursuant to an escrow agreement dated September 12, 2006 among the Corporation, Pacific Corporate Trust Company and Ronald Oligney which provides for the release from escrow of 4,500,000 common shares every six months commencing March 12, 2007.

Corporate Cease Trade Orders or Bankruptcies

The Corporation was formerly known as McAdam Resources Inc. ("McAdam"). McAdam was a public company listed on the Toronto Stock Exchange and was experiencing difficulty in funding its exploration program during the fall of 1989 and in the early months of 1990. McAdam had constructed a test mill to conduct a bulk sampling program on a recently discovered gold zone on the Spud Valley Property on Vancouver Island. The work force was approximately 30 people.

In March 1990 the work program was shut down on an orderly basis due to test results being below expectations and also because the Corporation could no longer service the payments on a debenture due to Muscocho Explorations Limited ("Muscocho").

In April of 1990, the following key events occurred:

1) Muscocho exercised its right pursuant to the debenture to appoint a receiver and thereby prompted trade creditors to take action to protect themselves;

2) all remaining employees of McAdam were laid off leaving Mr. John H. McAdam (with no compensation) as the sole person to direct the Corporation's affairs;

3) the father of Mr. John H. McAdam (President of McAdam), Mr. John McAdam, a founding member of Muscocho, a director of McAdam and active in the mining and exploration business for over 35 years passed away suddenly and unexpectedly;

4) Echo Bay Mining (a large shareholder of Muscocho) pulled out of a $40 million financing which plunged Muscocho into proceedings under the Companies Creditors Arrangement Act;

5) McAdam mailed out its 1989 annual report and first quarter 1990 report to shareholders; and

6) McAdam requested delisting from the Toronto Stock Exchange

Over the next couple of months, McAdam held its annual meeting and prepared a proposal to creditors pursuant to Part III of the Bankruptcy Act of Canada with Yale, Kline, Levitsky, Feldman Inc. acting as interim receiver ("Interim Receiver"). At a meeting held in September 1990, the creditors voted overwhelming in favour of the proposal which consisted of issuing 3 shares for each dollar of debt. Shortly thereafter, application was made to the various securities commissions in the jurisdictions in which McAdam was a reporting issuer, for permission to issue the shares to its creditors. In the summer of 1990 cease trade orders were imposed by the Quebec, Ontario, Alberta and British Columbia Securities Commissions due to the Interim Receivers failure to produce and file financial statements.

Audited financial statements were prepared for the years 1990, 1991, 1992 and mailed to shareholders on March 26, 1993. Quarterly statements as well as audited financial statements have been prepared and mailed to shareholders on the prescribed schedule continuously since 1993 to the present. Late in 1994, the various securities commissions approved the issuance of the shares to the creditors as prescribed in the proposal to creditors. In January of 1995, all of the legal, regulatory and procedural requirements of the proposal to creditors had been fulfilled and the Interim Receiver was discharged.

On May 9, 1995 the Corporation formally consolidated its share capital on a one new share for three old shares basis and changed its name to Boulder Mining Corporation. A full disclosure document was mailed to all shareholders including details of the Corporation's reactivation plans. Applications were made to all four securities commissions in the jurisdictions which the Corporation was a reporting issuer for revocation of the cease trade orders. The Ontario and Quebec Securities Commissions revoked their cease trade orders on July 12, 1994 and June 19, 1990 respectively but the British Columbia and Alberta Securities Commissions required that the Corporation be listed on a recognized exchange.

In November 1998, the Corporation filed an Application for Quotation with the Canadian Dealing Network Exchange ("CDNX") and quotation of the Corporation's shares was initiated in May 1999. In September 2000, the Corporation received the invitation for listing on CDNX and on October 2, 2000 the shares of the Corporation were listed under the trading symbol YBR. On October 3, 2000 the CDNX suspended

trading in the Corporation's shares pending revocation of the cease trade orders in Alberta and British Columbia.

The Corporation received revocation of the cease trade orders from the Alberta Securities Commission and the British Columbia Securities Commission on January 19, 2001, and February 6, 2001 respectively. Currently the Corporation is a reporting issuer in good standing in Alberta, British Columbia, Ontario and Quebec and is now listed on Tier II of the TSX Venture Exchange.

Penalties or Sanctions

No director, officer or promoter of the Corporation has, within the ten years prior to the date of this Offering Document, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded issuer, or involving theft or fraud.

Personal Bankruptcies

No director, officer or promoter of the Corporation has, within the five years prior to the date of this Offering Document, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Principal Holders of Voting Shares

To the knowledge of the directors and senior officers of the Corporation, only the following person (including a corporation) beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to all outstanding common shares of the Corporation:

Name and Location of Residence	Number of Voting Securities	% of Outstanding Voting Securities (1)
Ronald Oligney, Katy, Texas	20,300,000	14.46%
RAB Special Situations (Master) Fund Limited,[2] George Town, Cayman Islands	14,000,000	9.97%

(1) The percentages have been calculated in relation to the issued and outstanding common shares of the Corporation as of December 31, 2006.
(2) This a fund of which the beneficial ownership is not known. Shareholdings as of November 30, 2006.

OPTIONS TO PURCHASE SECURITIES OF THE CORPORATION

Stock Options

The Corporation has granted incentive stock options to acquire an aggregate of 9,470,000 common shares of the Corporation to insiders of the Corporation or promoters as follows:

Holder	Number of Shares	Exercise Price	Expiry Date
Nelson W. Baker	320,000	$0.25	June 28, 2007
Nelson W. Baker	200,000	$0.25	October 12, 2011

Holder	Number of Shares	Exercise Price	Expiry Date
John H. McAdam	450,000	$0.25	June 28, 2007
Ken Thorsen	100,000	$0.20	February 21, 2007
Ken Thorsen	100,000	$0.25	June 28, 2007
Ken Thorsen	200,000	$0.25	October 12, 2011
Brad Aelicks	200,000	$0.25	May 6, 2008
Brad Aelicks	200,000	$0.30	March 5, 2009
Brad Aelicks	200,000	$0.25	October 12, 2011
James G. Grinnell	100,000	$0.29	March 15, 2009
James G. Grinnell	200,000	$0.25	October 12, 2011
Patricia L. Crisanti	150,000	$0.25	October 12, 2011
Donald H. Squyres	3,000,000	$0.25	October 12, 2011
Stephen P. Hoover	450,000	$0.25	October 12, 2011
Brandon C. Williford	600,000	$0.25	October 12, 2011
Randy R. Pickett	3,000,000	$0.25	October 12, 2011
TOTAL OPTIONS OUTSTANDING	**9,470,000**		

Warrants

As of December 31,2006 the Corporation had outstanding share purchase warrants to acquire an aggregate of 22,925,000 common shares of the Corporation at a price of $0.10 on or prior to March 1, 2007 of which 2,050,000 are held by insiders or promoters of the Corporation as presented below.

Holder	Number of Shares	Exercise Price	Expiry Date
James G. Grinnell	50,000	$0.10	March 1, 2007
Kenneth Robert Thorsen	50,000	$0.10	March 1, 2007
Nelson W. Baker	100,000	$0.10	March 1, 2007
John McAdam	1,000,000	$0.10	March 1, 2007
Bradley T. Aelicks(1)	850,000	$0.10	March 1, 2007
TOTAL WARRANTS OUTSTANDING	**2,050,000**		

(1) Certain warrants are held beneficially

Except for the stock options and share purchase warrants described above, there are no other outstanding options, warrants or other rights to purchase securities of the Corporation to which the Corporation is party.

SECURITIES OF THE CORPORATION HELD IN ESCROW

As of the date of this document, certificates representing 250,000 common shares of the Corporation are held in escrow (of which 190,000 are owned by John H. McAdam) by Equity Transfer Services Inc. pursuant to terms of an escrow agreement made as of February 27, 1985, among National Trust Company, John H. McAdam, J. Terrence Flanagan, John (Jack) McAdam (deceased; now Shirley McAdam), Raymond L'Ecuyer and the Corporation.

The terms of the escrow agreement provide that the shares and the beneficial ownership of, or any interest in them may not be sold, assigned, hypothecated, released from escrow, transferred within escrow or otherwise dealt with without the consent of the Ontario Securities Commission. The prior consent of the Corporation is also required to the release of any such shares from escrow. The escrowed shares may be subject to surrender for the benefit of the Corporation if any of the mining claims comprising the Spud Valley Property suffer a diminution in value or are abandoned.
A further 18,000,000 common shares of the Corporation owned by Ronald Oligney are held in escrow pursuant to an escrow agreement dated September 12, 2006 among the Corporation, Pacific Corporate

Trust Company and Ronald Oligney which provides for the release from escrow of 4,500,000 common shares every six months commencing March 12, 2007. Upon completion of the Offering the 18,250,000 common shares subject to escrow will constitute approximately 12.83% of the issued shares of the Corporation.

PARTICULARS OF ANY OTHER MATERIAL FACT

The Corporation is not aware of any actual or pending material legal proceedings to which the Corporation is or is likely to be party or of which any of its business or property is or is likely to be subject.

There are no other material facts that the Corporation is aware of at this time.

CONTRACTUAL RIGHTS OF ACTION

If this Short Form Offering Document, together with any Subsequently Triggered Report contains a "misrepresentation" as that term is defined in the securities laws of the applicable participating jurisdictions, and it was a misrepresentation on the date of investment, the purchaser will be deemed to have relied on the misrepresentation and will have a right of action, either for damages against the Corporation and its directors, and every person, except the Agent, who signed the Offering Document, (the "Corporation's Representatives") or alternatively for rescission of the agreement of purchase and sale for the securities. In any such action, parties against whom remedies are sought shall have the same defenses as are available in the Securities Laws of the applicable Participating Jurisdictions, as if the Short Form Offering Document were a prospectus.

A purchaser is not entitled to commence an action to enforce this right after the limitation periods as set out in the Securities Laws of the applicable Participating Jurisdictions, have expired.

The contractual rights provided herein are in addition to and without derogation from any other right the purchaser may have at law.

CONTRACTUAL RIGHTS OF WITHDRAWAL

An order or subscription for the securities offered under this Short Form Offering Document is not binding on a purchaser if the dealer from whom the purchaser purchased the security (or the Corporation if the purchaser did not purchase the security from a dealer), receives, not later than two business days after the receipt by the purchaser of the Short Form Offering Document and any Subsequently Triggered Report, written notice sent by the purchaser evidencing the intention of the purchaser not to be bound by the agreement.

The foregoing right of withdrawal does not apply if the purchaser is a member of a "professional group" as defined under National Instrument 33-105, *Underwriting Conflicts*, or any successor policy or instrument, or if the purchaser disposes of the beneficial ownership of the security (otherwise than to secure indebtedness) before the end of the withdrawal period.

The onus of proving that the time for giving notice of withdrawal has ended is on the dealer from whom the purchaser has agreed to purchase the security, or if the purchaser did not purchase from a dealer, such onus is on the Corporation.

CERTIFICATE OF THE CORPORATION

Dated: January 11, 2007

The foregoing, including the documents incorporated by reference, constitute full, true and plain disclosure of all material facts relating to the securities offered by this Offering Document. The standard for full, true and plain disclosure is the same as that required for prospectuses under the Securities Laws of the applicable Participating Jurisdictions by the *Securities Act* (British Columbia) or the *Securities Act* (Alberta), as applicable, and the regulations thereunder.

Ronald E. Oligney Chief Executive Officer	James G. Grinnell Chief Financial Officer

On Behalf of the Board of Directors

John H. McAdam President & Director	Ken Thorsen Director

As Promoter

John H. McAdam

CERTIFICATE OF THE AGENT

Dated: January 11, 2007

We have reviewed this Offering Document and the information it incorporates by reference. Our review consisted primarily of enquiry, analysis and discussion related to the information supplied to us by the Corporation and information about the Corporation in the public domain.

We have not carried out a review of the type that would be carried out for a prospectus filed under the *Securities Act* (British Columbia) or the *Securities Act* (Alberta), as applicable. Therefore, we cannot certify that this document and the information it incorporates by reference constitutes full, true and plain disclosure of all material facts relating to the Corporation and the securities offered by it.

Based on our review, nothing has come to our attention that causes us to believe that this Offering Document and the information that it incorporates by reference: (1) contains an untrue statement of a material fact; or (2) omits to state a material fact necessary to prevent a false statement or misleading interpretation of any other statement.

HAYWOOD SECURITIES INC.

Per: ______________________

Authorized Signatory

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OPAL ENERGY

RECEIVED

2007 NOV 28 P 2:25

Press Release – January 11, 2007

OPAL to raise $2 million

Opal Energy Corp (the "Company") and Haywood Securities Inc. (the "Agent") have agreed to terms of a best efforts offering (the "Offering") to raise up to $2 million for the Company pursuant to TSX Venture Exchange Short Form Offering Document.

The Offering, which is subject to regulatory approval, will be for up to 8,695,652 units (the "Units") of the Company at a price of $0.23 per Unit. Each Unit is comprised of one common share (a "Share") in the capital of the Company and one non-transferable share purchase warrant. Each full Warrant (a "Warrant") will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of twelve months following the closing date at a price of $0.35 per common share. The Units are being offered for sale only in the Provinces of British Columbia and Alberta and such other jurisdictions as the Offering may be legally sold.

The Company shall pay the Agent a cash commission of 8.5% of the gross proceeds of the Offering plus a corporate finance fee in the amount of $15,000 and the Company will reimburse the Agent for reasonable expenses related to the Offering.

The funds will be used to further exploration pursuant to the Company's recently announced South Texas Exploration Program, to secure significant additional natural gas opportunities in the short term and for working capital.

Opal Energy – (formerly Boulder Mining Corporation)

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production "**E&P**" sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through drilling, growing a production platform upon which will be superimposed some potential high value exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots. Opal is securing funding partners for an initial US$16 million South Texas exploration package that calls for drilling 10 wells and completing a 75 sq. mi. seismic shoot over the next 9 to 12 months. The goal of the seismic shoot is to uncover dozens of new high-quality drilling prospects starting in Q3-2007.

CONTACT FOR MORE INFORMATION **OR:**
B&D Capital: telephone: (604)685-6465 E-mail: info@OPALenergy.ca

On behalf of the Board of Directors
Opal Energy Corp

Ronald E Oligney
CEO and Director

John H. McAdam
President and Director

January 11, 2007

.../2

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Opal Energy Corp
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

BRITISH COLUMBIA

Number: C0778813

RECEIVED

2007 NOV 28 P [illegible]

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CERTIFICATE
OF
CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that BOULDER MINING CORPORATION, which was duly registered as an extraprovincial company under the laws of British Columbia with certificate number A0028969, has continued into British Columbia from the Jurisdiction of ONTARIO, under the Business Corporations Act, with the name OPAL ENERGY CORP. on January 2, 2007 at 03:00 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On January 2, 2007

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada

BOULDER MINING CORPORATION

OPAL ENERGY

PRESS RELEASE – January 8, 2007

NAME CHANGED TO OPAL ENERGY CORP - EFFECTIVE NOW

January 8, 2007 – The name of the Corporation has been changed from Boulder Mining Corporation to **Opal Energy Corp** and the stock trading symbol will be changed to **OPA** on the TSX Venture Exchange. effective at the open of market on Tuesday, January 9, 2007,

There has been no consolidation of the number of shares outstanding and therefore one share of Boulder Mining Corporation will be converted into one share of Opal Energy Corp.

Opal Energy

Opal Energy Corp., through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production "**E&P**" sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through drilling, growing a production platform upon which will be superimposed high value exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots. Opal is securing funding partners for an initial US$16 million South Texas exploration package that calls for drilling 10 wells and completing a 75 sq. mi. seismic shoot over the next 9 to 12 months. The goal of the seismic shoot is to uncover dozens of new high-quality drilling prospects starting in Q3-2007.

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604)685-6465

OR:
E-mail: bouldermining@bouldermining.com

On behalf of the Board of Directors
Opal Energy Corp.

"Ronald E. Oligney"
CEO and Director

"John H. McAdam"
President and Director

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, production activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, production and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under the securities laws, Opal does not assume a duty to update these forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

Opal Energy Corp.
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

BOULDER MINING CORPORATION

ANNUAL INFORMATION FORM

For the Financial Year Ended December 31, 2005

Dated November 30, 2006

TABLE OF CONTENTS

CURRENCY OF INFORMATION

The Information in this Annual Information Form is stated as at December 31, 2005, unless otherwise indicated. For an explanation of the capitalized terms and expressions and certain defined terms, please refer to the *"Glossary of Terms"*, except as otherwise indicated, all dollar amounts in this Annual Information Form are expressed in Canadian dollars and references to $ are to Canadian Dollars.

FORWARD LOOKING STATEMENTS

This Annual Information Form, the documents incorporated by reference into this annual information form, and all other reports and filings made with securities regulatory authorities include forward-looking statements. All forward-looking statements are based on management of the Corporation's belief's and assumptions based on information available at the time the assumption was made. Forward-looking statements relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. By its nature, such forward-looking information is subject to various risks and uncertainties which could cause the Corporation's actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this annual information form or otherwise, and the Corporation undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Information Form. Terms used in the appendices to this Annual Information Form are defined separately and the terms defined below are not used therein, except where otherwise indicated. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

"Annual Information Form" means this annual information form of the Corporation dated November 30, 2006;

"BCBCA" means the *Business Corporations Act* British Columbia;

"Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

"Corporation" or "Boulder" means Boulder Mining Corporation;

"McAdam" means McAdam Resources Inc. which changed its name to Boulder Mining Corporation on September 25, 1996;

"Opal" means Opal Energy, Inc., a company incorporated under the laws of the State of Texas and a wholly owned subsidiary of the Corporation;

"Prospects" are oil or gas targets which are geologically prospective and which have the potential to have economic value; and

"TSXV" means the TSX Venture Exchange.

CORPORATE STRUCTURE

Boulder Mining Corporation ("Boulder" or the "Corporation") is the result of an amalgamation of McAdam Resources Inc., Konteko Resources Inc., and Tashota Nipigon Mines Ltd. under the laws of the province of Ontario pursuant to articles of amalgamation dated December 1, 1988.

Pursuant to articles of amendment dated May 9, 1995 McAdam Resources Inc. changed its name to Boulder Mining Corporation and consolidated its share capital on the basis of one common share of Boulder for every three common shares of McAdam Resources Inc.

On November 16, 2006, at an extraordinary meeting of shareholders of the Corporation, approval was secured for a **1)** a resolution to change the name of the Corporation to **Opal Energy Corp**, and **2)** a resolution approving the continuance of the Corporation from the Business Corporations Act (Ontario) to that of the Business Corporations Act (British Columbia). It is expected that these changes will take effect in December 2006.

The Corporation's head office will concurrently be changed from 5200 Dixie Road, Suite 44, Mississauga, Ontario, L4W 1E4 to Suite 951, 409 Granville Street, Vancouver, B.C., V6C 1T2.

INTERCORPORATE RELATIONSHIPS

Effective October 24, 2006 the Corporation acquired all of the outstanding shares of Opal Energy, Inc. ("Opal"), a company incorporated under the laws of the State of Texas. Thus Opal Energy, Inc. is a wholly owned subsidiary of the Corporation which has and will fund the activities of Opal by means of shareholder loans.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Corporation since, December 2005, has focused on a natural gas strategy based on the Gulf Coast of Texas. On October 24, 2006 the Corporation reported that the transaction to acquire 100 % of Opal Energy, Inc., of Houston, Texas was completed pursuant to terms announced on July 18, 2006. The Opal management has experience in the Texas Gulf Coast and management's full spectrum of capabilities range from Prospect generation right through drilling operations to production. Opal currently has two natural gas wells on line and has recently articulated the business strategy outlined under DESCRIPTION OF THE BUSINESS OF THE CORPORATION in this document. Management expects an active year ahead in 2007 with numerous wells planned and is looking forward to seeing the results of a seismic survey in the third quarter of 2007.

On December 23, 2005 the Corporation entered into an exploration agreement with Opal, an exploration company based in Houston, Texas to drill three prospects verified with a direct hydrocarbon indicating technology. Two wells were drilled based on this approach and whereas gas was encountered in the predicted intervals, the quantity of gas was subeconomic. In reviewing options to proceed forward it was agreed that the Corporation would acquire Opal and its experienced management team and that a conservative strategy of building natural gas production would be implemented.

For the three years prior to December 2005, the Corporation was involved in base and precious metal exploration with activities focused primarily on the Tevrede Copper Gold Project in Namibia and the Indian River Gold Project in Yukon Territory, Canada. At Indian River, the Corporation undertook an excavator sampling program, a ground penetrating radar survey, a 63 hole drilling program and a small bulk sampling program in the summer and fall of 2004. This was followed up by a further small bulk sampling program and a test mining program in the summer and fall of 2005. The test mining program included acquiring and mobilizing large excavators, a processing plant and ancillary equipment to the site. The project involved mining three separate areas at an approximate rate of 7500 tonnes per day. The concept was to evaluate the gold bearing gravels of the historic Indian River on a bulk basis with the view of implementing a high throughput operation that was non-selective in nature and therefore quite straightforward from a mine planning perspective. However, results of the bulk mining program were not robust and management felt that the project would require higher gold prices to be viable.

Also during the period 2003 and 2005 the Corporation undertook exploration activities at the Tevrede Project located in north west Namibia. The project had many geologic similarities to the Olympic Dam Iron Oxide Copper Gold Mine in Australia which is itself an extremely large deposit of copper, gold uranium and other metals. Field geochemical sampling, ground gravity surveys, ground induced polarization, mapping and prospecting generated numerous targets for drilling. Two rounds of drilling, one in 2003 and one in 2005 did not encounter sufficient dense material to explain the attractive gravity anomalies on the property. A joint venture agreement was struck with a private company but when that company served notice that it did not intend to continue with the project the Corporation elected not to maintain its option to earn a vested interest.

Field activities in 2003 also included a program on two projects in Northern Quebec in the south Raglan trend in joint venture with Canadian Royalties Inc. Two separate drill programs did not yield commercial values of mineralization.

Significant Acquisitions

On December 23, 2005, the Corporation reported that it had entered into an exploration agreement with Opal Energy, Inc. of Houston, Texas to drill three prospects that were screened by a third party direct hydrocarbon detection technology. The essence of the agreement is that the Corporation would fund these wells in return for large working interests in the prospects. Two wells were drilled without success and the strategy was revised as described below.

On July 18, 2006 the Corporation reported that it has signed an agreement to acquire all of the outstanding shares of Opal Energy, Inc. ("Opal"), a Texas corporation. This acquisition was to accelerate Boulder's current natural gas strategy and bring in house the Opal management team led by Mr. Ron Oligney. The agreement was subject to successful due diligence by both parties and to the receipt of regulatory approval by September 15, 2006 unless otherwise extended by Opal.

A key element of this transaction was that Boulder through Opal would now have full spectrum operational capabilities ranging from generating prospects right through to drilling, and production. Being in the position of generating and acquiring prospects entitles Opal to "carried working interest" positions which as successful wells come on stream, will represent significant value. Furthermore, the range of business opportunities that became available to Boulder expanded dramatically and was no longer confined to those contained in the lands defined in the December 23, 2005 exploration agreement with Opal.

Opal Technical Group

President; Ron Oligney graduated with a Bachelor of Science in Petroleum Engineering from the University of Alaska. Mr. Oligney worked for Shell Oil as a production/ drilling engineer and has since engaged in a wide ranging private and public career as an entrepreneur, energy consultant and author. He has been involved in numerous energy projects. Mr. Oligney advises Fortune 500 Companies and various parties in Washington, D.C., the State of Texas and the State of Alaska.

Mr. Oligney has written for numerous papers and specialized publications and provides expert commentary for the major networks and for CNN, MSNBC, Bloomberg, Reuters and National Public Radio. He is co-author of the best selling book, "The Color of Oil." Mr. Oligney has held professorships at the Texas A & M University and the University of Houston. He was the principal negotiator for one of the first foreign petroleum joint ventures in the former Soviet Republic of Kazakhstan. OTEK Australia Pty., the environmental services company that Mr. Oligney founded, is an environmental and consulting firms in Southeast Asia.

Vice President - Exploration (commencing August 2006); Don Squyres has more than 25 years of work experience as a professional geologist, including 15 years spent with Fortune 500 companies Exxon and DuPont. Most recently he was for 3 ½ years, Senior Explorationist for a private company engaged in the development of a next generation direct hydrocarbon detection methodology using seismic data.

During this tenure Mr. Squyres was involved in onshore and offshore interpretation in many of the major oil and gas basins of the world. For the 7 years prior to this, he ran an independent consulting company focusing on oil field related issues. Mr. Squyres holds a B.S. degree in Natural Science and Mathematics (Major Geology) from the University of Houston, and a B.S. Degree in Business Administration (Major – Management) from Virginia Polytechnic Institute.

Vice President – Operations; Randy Pickett, is an experienced operator who has a demonstrated ability of securing rigs in a tight rig market. Mr. Pickett brings Opal 22 years of experience of operating and well experience in Texas, Louisiana, Mississippi, Alabama and Michigan. Mr. Pickett has managed all phases, from drilling, completions, re-work, fracs, hook-ups, acid jobs, abandonments, pipelines and regulatory reporting. He has worked shallow, low pressure and deep, hot, high pressure wells and has experience with sour wells. He has had oversight responsibilities for hundreds of contractors. Mr. Pickett is a graduate of Texas A&M University.

Opal is also supported by Brandon Williford, Vice President – Land, an experienced land man giving Opal the ability of moving very quickly to secure various land rights for the shooting of seismic surveys and for drilling prospects as well as Tricia Crisanti, who manages the office operations. The letter agreement specifies that key Opal employees will enter into employment agreements with Opal.

Opal has been very active in generating and acquiring prospects as well as identifying areas for potential seismic shoots. Prospects will be grouped and seismic shoot areas will be presented for investment by outside parties. Well drilling activities are expected to begin in February 2007.

The consideration to be paid by Boulder for the acquisition of Opal was the issuance of 18 million common shares of Boulder to Ron Oligney and the assumption of US$700,000 of liabilities of Opal. The shares issued will be subject to a time release agreement such that 25% of the shares shall be released from escrow every 6 months.

The Corporation reported on October 24, 2006 that the acquisition had been completed as contemplated.

On October 30, 2006, the Corporation announced the appointment of Stephen P. Hoover, M.Sc., to the position of Vice President, Geophysics. Mr. Hoover joined the Opal Energy, Inc. exploration group in Katy, Texas. Mr. Hoover brings to Opal more than 30 years of experience on the Texas Gulf Coast managing all geophysical aspects of an integrated exploration and production company, including seismic acquisition programs and exploratory prospect generation. He spent 24 years with the Coastal Corporation, and then El Paso after the US$ 24 billion merger that created the nation's fourth-largest energy company in 2001. Mr. Hoover held various staff and management positions, culminating in the position of Chief Geophysicist, responsible for world-wide geophysical activities.

DESCRIPTION OF THE BUSINESS OF THE CORPORATION

General

The Corporation is actively engaged in the acquisition, exploration, development and production of natural gas and oil properties in Texas, USA. This area of activity has been the Corporation's focus since December 2005. On October 24, 2006 the Corporation reported the transaction to acquire Opal Energy, Inc., a Texas company, was completed pursuant to terms announced on July 18, 2006. The Opal management team has experience in the Texas Gulf Coast and management's full spectrum of capabilities range from Prospect generation right through drilling operations to production. Opal currently has two natural gas wells on line and has recently articulated the following business strategy.

Business Strategy

Opal's business strategy is to concentrate on the Gulf Coast of Texas focusing primarily on natural gas plays with the view of building asset value through exploration drilling. To that end, Opal has been very active in generating and acquiring Prospects as well as identifying areas for potential seismic shoots. Shooting 3-D Seismic in a prospective area for the first time should provide numerous Prospects and a strategic advantage over competitors who do not have access to such data.

Opal has entered into an Exploration Agreement on September 28, 2006 with Seven L's Management, LLC, a private Texas company which outlines the opportunity to:

1) select and drill 12 Prospects generated by the private company;

2) undertake a 3-D seismic shoot in a well researched prospective area;

3) generate Prospects by processing the 3-D Seismic data; and

4) drill such Prospects.

To fund these activities Opal has put together a South Texas Exploration Proposal comprised of:

1) a 10 well drilling package having a $US 9 million budget,

2) the 3-D Seismic Shoot described above with a $US 7million budget; and

3) a right of first refusal to fund drilling of the Prospects generated by processing the 3-D Seismic data.

Opal is currently in discussions with other companies that have expressed an interest in co-funding the South Texas Exploration Proposal in which Opal has undertaken to fund 25% of the costs on the same basis as the other companies. Opal by virtue of arranging this opportunity will be entitled to certain carried interests and over ride royalty Interests in addition to its 25% working interest.

The plan, pursuant to the South Texas Exploration Proposal, is to drill the 10 wells over the next 9 to 12 months beginning in February 2007, complete the 3-D Seismic Shoot over the next 9 to 12 months and begin generating Prospects quickly after the receipt of the 3-D Seismic processed data with the view of presenting these opportunities to the companies (including Opal) for further investment.

It is the intention of Opal to present some larger natural gas targets to the South Texas Exploration Funding Companies for investment in addition to the 10 low risk type of wells described above.

In addition, the Company owns varying interests up to 100% in three gold projects located in Canada. These gold projects are not deemed to be part of the strategic plan of the Corporation and management will review its options with respect to these properties. Holding costs of these properties is less than $35,000 per year.

Risk Factors

The Corporation depends on the sale of equity as the main source of funds to finance exploration, acquisitions and other corporate activities. Investor interest in the junior resource sector can vary and there is no assurance that the Corporation will be able to secure funds to maintain its exploration plans or to maintain its business. The factors that can affect the Corporation's ability to continue business are cited below

Cash Flow

The Corporation has modest operating cash flow from two oil and gas wells in Texas. The Corporation has limited financial resources and there is no assurance that additional funding will be available to allow the Corporation to develop its projects.

Volatility of the Corporation's Share Price

Securities markets have demonstrated extremes in volume and price volatility. The market price and volume of many development stage companies can be affected by factors that are not related to the operating performance, quality of assets or prospects of the specific company. It may be anticipated that any quoted market for the Corporation's shares will be subject to market trends generally, notwithstanding

the potential success of the Corporation in establishing itself as one of the key participants in the oil and gas business. The value of the Corporation's shares will be subject to such volatility.

Risk Factors – Oil and Gas Related

The price of oil and natural gas will fluctuate and price and demand are factors beyond the Corporation's control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas. Fluctuations in price will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that the Corporation may acquire.

Exploration and Development

Exploration and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using skilled staff, focusing exploration efforts in areas in which the Corporation has existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods, and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three-dimensional seismography and reservoir simulation studies have been used by the Corporation and may, if deemed appropriate, be used in the future to improve its ability to find, develop and produce oil and natural gas.

Operations

The Corporation's operations will be subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs, craterings and fires, all of which could result in personal injuries, loss of life and damage to the property of the Corporation and others. The Corporation will have both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, the Corporation will have liability insurance policies in place, in such amounts as it considers adequate. The Corporation will not be fully insured against all of these risks, nor are all such risks insurable.

Continuing production from a property, and/or, to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Corporation to certain properties.

Reserves

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids, reserves and cash flows to be derived therefrom, including many factors beyond the Corporation's control. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. The Corporation's actual production, revenues and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Permits and Licenses

The operations of the Corporation may require licenses and permits from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Competition

The industry is highly competitive in the acquisition of exploration prospects and the development of new sources of production and the sale of oil and natural gas. The Corporation's competitors include oil and natural gas companies and trusts that have substantially greater financial resources, staff and facilities than those of the Corporation. The Corporation's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, state and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of the Corporation or the properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on the Corporation. There can be no assurance that the Corporation will be able to satisfy its actual future environmental and reclamation obligations.

Risk Factors – Mineral Property Related

Exploration and Development

All of the properties in which the Corporation has an interest are in the exploration stages only and are without a known body of commercial ore. Development of the Corporation's mineral properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties which are explored ultimately develop into producing mines. There is no assurance that the Corporation's mineral exploration and development activities will result in any discoveries of bodies of ore. The long term profitability of the Corporation's operations will be in part, directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the resources and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any chosen site for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as the proximity and capacity of milling facilities, mineral markets and processing equipment and governmental regulations relating to royalties, allowable production and importing and exporting of minerals.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Corporation has a direct or indirect interest will be subject to all hazards and risks normally incidental to exploration, development and production of precious metals, any of which could result in work stoppages, damage to property, and possible environmental damage.

The Corporation currently does not carry on any operations and as a result does not currently maintain liability insurance against such liabilities. Although the Corporation currently intends to obtain insurance when and if it commences operations, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Corporation might not elect to insure itself against such liabilities, due to high premium costs or other reasons, in which event the Corporation could incur significant costs that could have a materially adverse effect upon its financial condition.

Calculation of Reserves and Metal Recovery

There is a degree of uncertainty attributable to the calculation of ore reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, quantity of reserves and grade must be considered as estimates only. In addition, the quantity of reserves may vary depending on the prices of the subject commodity. Any material change in quantity of reserves, grade or recovery ratio may affect the economic viability of the Corporation's properties. In addition, there can be no assurances that recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuating Prices

If the Corporation derives any future revenue from the mining of precious metals or other metals or interests related thereto, such revenue would be strongly influenced by the price of those commodities which have fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Corporation's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of precious metals, and therefore the economic viability of any of the Corporation's exploration projects, cannot accurately be predicted.

Environmental Factors

All phases of the Corporation's mining operations, if any, are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations.

Title Risks

Although the Corporation has exercised the usual due diligence with respect to determining title to properties in which it has material interest there is no guarantee that title to such properties will not be challenged or impugned.

The Corporation's mineral property interests may be subject to prior unregistered agreements or transfers of native land claims and title may be affected by undetected defects. Surveys have not been carried out on all of the Corporation's properties therefore in accordance with the law of the jurisdiction in which such properties are situated; their existence and area could be in doubt.

Competition and Agreements with Other Parties

The mining industry is intensely competitive in all of its phases, and the Corporation competes with many companies possessing greater financial resources and technical facilities than itself. Competition in the mining business could adversely affect the Corporation's ability to acquire suitable producing properties or prospects for mineral exploration in the future.

Asset-Backed Securities

The Corporation has no asset-backed securities.

Mineral Projects

The Corporation retains certain interests in three gold projects in Canada but it is a clear focus of the Corporation to focus on natural gas exploration and production in Texas.

Indian River Gold Project, Yukon, Canada

The Corporation was active in 2004 and 2005 on the Indian River Gold Project located 30 km south of Dawson City, Yukon. The project has two targets: gold in gravel and gold in bedrock each of which has been the subject of exploration programs. The property consists of 695 placer claims which occupy approximately 21 km of the Indian River and over 200 quartz (hardrock) claims. The property is subject to net smelter return royalties totaling up to 5% of the value of precious metals produced from the property.

Government reports indicate that approximately 200,000 ounces of gold have been mined from the Indian River Property by a number of smaller operations that have been undertaken since about 1980. The Corporation's exploration philosophy was to test the abandoned gravel terraces that had been deposited as the river course sequentially moved north over the history of the Indian River. Numerous operators have mined gold from these terraces and so they are well known to be auriferous. Two approaches were considered. One was a drilling intensive approach whereby dense drilling patterns could be used to find the higher grade sections of the terraces. The other approach was to sample the terraces on a bulk basis with a view of mining the whole terrace system using very large equipment and production criteria.

At Indian River, the Corporation undertook an excavator sampling program, a ground penetrating radar survey, a 63 hole drilling program and a small bulk sampling program in the summer and fall of 2004. This was followed up by a further small bulk sampling program and a test mining program in the summer and fall of 2005. The test mining program included acquiring and mobilizing large excavators, a processing plant and ancillary equipment to the site. The project involved mining three separate areas at an approximate rate of 7500 tonnes per day. However, results of the bulk mining program were not robust and management felt that the project would require higher gold prices to be viable.

Hardrock gold exploration confirmed that gold is hosted in conglomerate rock units on the property and is hosted in shear zones within the basement gneissic and schistose rocks. To date, no substantive concentration of gold has been established in the bedrock.

There is road access to the property which has a 15 man camp, a complete bulk sampling system and a complete processing plant including large excavators. Management does not plan any major work programs from corporate funds but may seek a partner to advance or purchase the project.

Spud Valley Gold Project, British Columbia

The Spud Valley Property, a former producing gold mine, owned 100% by Boulder subject to a 3% net smelter return royalty, consists of 12 crown granted claims covering an area of approximately 325 acres. The property is located 5.5 miles north of the town of Zeballos, British Columbia on the west coast of Vancouver Island, approximately 190 miles northwest of Victoria, B.C. Access to the property is by way of gravel lumber access roads north from Zeballos up the Zeballos River valley for a distance of 4 miles and then a further 1 1/2 miles up the Spud Valley mine road.

This property hosts the former Spud Valley Mine where production was initiated in 1938 and continued until 1942 when a labour shortage forced the closure of the mine. During this time, a total of 186,475 tons of ore were mined and 54,839 ounces of gold and 18,475 ounces of silver were produced.

In 1984, Boulder acquired the Spud Valley property and undertook a series of exploration programs that discovered some new zones, followed up with underground development of the new zones and culminated in the building of a test mill and a bulk sampling program in the spring of 1990. For a number of reasons further funding for the project could not be secured and the project has been dormant since then. There was a modest resource reported by WGM, a geological consulting firm, however, this predated National Instrument 43-101 standards and is therefore not reported.

There are no immediate plans for an exploration program on the Spud Valley property but it is management's opinion that the Spud Valley gold property is a property of merit and will seek a partner to advance or acquire the project.

Onaman Lake Gold Project, Ontario

This property consists of three claims covering 51 hectares and is located approximately 24 miles north of Jellicoe, Ontario between Beardmore and Geraldton, Ontario. Access is by gravel logging road directly to the property.

The property was in production from 1936 to 1938 when it produced more than 12,000 ounces of gold from approximately 50,000 tons of ore. During this period, several ore zones were partially mined. Surface diamond drilling at the time also outlined several new veins west of the workings.

A predecessor company to Boulder initially owned a 100% undivided interest in the property, having staked the claims. Boulder now holds its interest under patented claim. Golden Goose Resources ("Golden Goose") earned a 50% interest in the property from the predecessor company by spending $500,000 on the property by the end of 1986.

A diamond drill program was carried out by Golden Goose from July to October 1985 and a total of 16,227 feet of drilling was completed in 29 holes. A second diamond drill program consisting of 19 drill holes was carried out in the fall of 1986 to follow up on known mineralization and to test several geophysical anomalies outside of the old mine area.

There are no immediate plans for future work on the Onaman Property.

Oil and Gas Activities

Opal's business strategy is to concentrate on the Gulf Coast of Texas focusing primarily on natural gas plays with the view of building asset value through exploration drilling. To that end, Opal has been very active in generating and acquiring Prospects as well as identifying areas for potential seismic shoots.

Britanco Aunt Audrey #1 Well

On August 15, 2006, it was reported that the Corporation and Opal Energy, Inc. ("Opal"), of Houston, Texas had agreed to co-fund and had mobilized a completion rig, to the Britanco Aunt Audrey well re-entry project located in Bee County, Texas.

The Britanco Aunt Audrey prospect was a re-entry of an old Goree well on a Moy lease that was drilled in 1979. There were three potentially productive Wilcox sands as identified by log analysis that present workover opportunities in the well for which it was hoped that production could be established. There was a packer stuck in the Goree well at 6,922' which had to be retrieved in order to re-complete the well in the deeper Wilcox objectives. The objective Wilcox traps are high side fault closures.

As reported on November 14, the successful re-entry of the Aunt Audrey No. 1 was completed in mid-October. The objective Wilcox sand was perforated, tested, connected to the sales line and was then producing on an 8/64" choke at a stabilized rate of 585-600 Mcf (thousand cubic feet) a day with 20-25 bbls (barrels) a day of condensate and no water. Prior to completing the main objective sand at 7,900 feet, the well was cleaned out to a depth of 8,015 feet. Two deeper zones that were completed by the previous operator in the 1970s were tested and found to produce 60-100 Mcf and 1-2 bbls of condensate a day on a 12/64 choke. These lower zones were left open since no appreciable water production was observed during the test. The Aunt Audrey No. 1 well has two additional shallower objective zones that will be tested in the future and may impact the overall production strategy for the well. Reserves will be established and reported pursuant to National Instrument 51-101 by the date the Corporation files its annual financial statements for its year ended December 31, 2006.

Total cost borne by Opal for the re-entry was $US326,000 and for which Opal earned a 50% working interest. Through an arrangement with Britanco, LLC, Opal was able to avoid approximately $US125,000 in well hook-up costs by piggy-backing on existing production infrastructure.

South Texas Exploration Program

On October 2, 2006 it was reported that Opal entered into an exploration agreement with Seven L's Management, LLC, a private Texas company which outlines the opportunity to:

1) select and drill 12 prospects generated by the private company;

2) undertake a 3-D seismic shoot in a well researched prospective area;

3) generate prospects by processing the 3-D Seismic data; and

4) drill such Prospects.

To fund these activities Opal had put together a proposal (the "South Texas Exploration Proposal") comprised of:

1) a 10 well drilling package having a $US 9 million budget,

2) the 3-D Seismic Shoot described above with a $US 7million budget; and

3) a right of first refusal to fund drilling of the Prospects generated by processing the 3-D Seismic data.

Opal is currently in discussions with other companies that have expressed an interest in co-funding the South Texas Exploration Proposal in which Opal has undertaken to fund 25% of the costs on the same basis as the other funding companies. Opal, by virtue of arranging this opportunity, will be entitled to certain carried interests and over ride royalty interests in addition to its 25% working interest.

The plan, pursuant to the South Texas Exploration Proposal, is to drill the 10 wells over the next 9 to 12 months beginning in February 2007, complete the 3-D Seismic Shoot over the next 9 to 12 months and begin generating Prospects quickly after the receipt of the 3-D Seismic processed data with the view of presenting these opportunities to the funding companies (including Opal) for further investment.

Sue Ann Tacquard # 1 Well

On October 13, 2006 it was reported that the intent was to complete for production the Sue-Ann Tacquard #1 Well located in Galveston Co., Texas, operated by the Sue Ann Operating Company LLC. It was a development well that was drilled to a depth of approximately 9,800 feet. The prospect is hosted in the Total Eclipse oil field which was discovered in1984 and was developed with five wells which produced a total of 400,000 barrels of oil and 3.4 billion cubic feet of gas during their productive lives.

The Sue-Ann Tacquard #1 Well targeted these historically productive Frio sands in the field at a location which is structurally higher within the proven productive limits of the Total Eclipse Field. The cost of drilling the Sue-Ann Tacquard # 1 was US$963,000 and the completion costs were US$438,000.

Opal has advanced funds for 50% of the working interest in the Sue-Ann Tacquard #1 with the view of including this interest as part of the South Texas Exploration Proposal as reported on October 2, 2006. Opal's intended ultimate interest in this well is 25% per cent of the 50% working interest.

An independent report by B.L. Whelan, P.Geo, reported in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, Proven Developed Non-Producing net reserves to Opal of 16,000 barrels of light and medium oil and 80,000 mcf of natural gas. This report prepared on December 19, 2006 is incorporated by reference and may be found in the Corporation's filings at www.sedar.com.

DIVIDENDS

The Corporation has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently intend to pay dividends.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

Common Shares

The authorized capital of the Corporation consists of an unlimited number of Common Shares of which 133,798,497 Common Shares were issued and outstanding as at November 30, 2006.

Issued and outstanding as at November 30, 2006	133,596,450
Reserved for Issuance	
Private Placement Warrants expire March 1, 2007	29,700,000
Options Outstanding	9,510,000
Conversion of Class A Shares to Common Shares	33,713
Fully diluted	172,840,163

Each Common Share entitles the holder thereof to receive dividends if, as and when declared by the directors and ranks equally with all other Common Shares in the capital stock of the Corporation in respect of dividend payments and payments upon winding up, liquidation or dissolution. The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders. The Common Shares have no preemptive or conversion rights, are not redeemable and the constating documents of the Corporation do not provide for the surrender of such shares nor are there any sinking or purchase fund provisions applicable thereto.

Class A Preferred Shares

The Class A, Series I shares are non voting and provided for an annual fixed and preferential cumulative dividend of $0.76 per share per annum from March 31, 1990 to December 31, 1992 at which time the Class A Series I shares ceased to carry dividends. The Class A Series I shares are convertible into common shares at any time on the basis of 6.67 common shares of Boulder for each Class A Series I share held. As of the date hereof, there are 5,057 Class A Series I shares issued and outstanding.

As of March 31, 1995 and as of the date hereof, arrears of dividends on the Class A Series I shares amounted to $11,300.90.

Constraints

The Corporation has no constraints on the ownership of its securities.

Ratings

The Corporation's securities have no ratings.

MARKET FOR SECURITIES

On October 2, 2000 the Corporation's shares were listed on the CDNX. On December 9, 2002 the Corporation graduated to Tier II of the TSX Venture Exchange and trades under the symbol BDR. Recent trading has been in the range of $0.15 to $0.28 per share.

Trading Price and Volume

Month	High	Low	Volume
November –2006	$0.28	$0.20	5,750,933
October – 2006	$0.26	$0.17	6,386,131
September – 2006	$0.20	$0.125	2,621877
August– 2006	$0.21	$0.14	3,113,050
July – 2006	$0.195	$0.085	6,641,493

June – 2006	$0.125	$0.09	2,931,241
May – 2006	$0.16	$0.10	2,833,838
April – 2006	$0.29	$0.12	5,567,759
March – 2006	$0.42	$0.24	10,864,935
February – 2006	$0.28	$0.215	4,989,668
January – 2006	$0.29	$0.125	12,370,882
December – 2005	$0.15	$0.06	5,476,926
November – 2005	$0.095	$0.06	1,616,632
October – 2005	$0.105	$0.085	1,155,374
September – 2005	$0.135	$0.105	2,428,401
August – 2005	$0.145	$0.115	842,934
July – 2005	$0.15	$0.12	8,055,633
June – 2005	$0.14	$0.12	595,340
May – 2005	$0.15	$0.10	600,179
April – 2005	$0.155	$0.135	634,461
March – 2005	$0.18	$0.145	1,108,688
February – 2005	$0.22	$0.16	1,215 582
January – 2005	$0.19	$0.135	1,042,353

Prior Sales

	Number of Shares
Common shares issued	
Balance, December 31, 2004	39,388,333
Tevrede property[a]	200,000
Indian River Project[b]	700,000
Private placement (units of 1 share and 1 warrant)[c]	22,200,000
Balance, December 31, 2005	62,488,333
Private placement (units of 1 share and 1 warrant)[d]	30,000,000
Exercise of warrants	22,808,117
Balance, September 30, 2006	115,296,450
Exercise of warrants	300,000
Acquisition of Opal Energy Inc.	18,000,000
Balance, November 30, 2006	133,596,450

Notes:

(a) The Corporation issued 200,000 shares pursuant to an option agreement to acquire an interest in the Tevrede Copper Gold Project in Namibia. The option on the property was subsequently dropped in 2006.

(b) The Corporationissued 700,000 units (700,000 common shares and 350,000 warrants exercisable at $0.14 prior to June 16, 2006) in 2005 as final settlement related to the Indian River gold project.

(c) During the quarter ended March 31, 2005, the Corporation issued a total of 22,200,000 units for net proceeds of $3,065,744. Each unit priced at $0.15 each was comprised of one common share and one share purchase warrant to purchase one additional common share on or prior to March 14, 2006 at a price of $0.20 per share.

(d) During the quarter ended March 31, 2006, the Corporation issued a total of 30,000,000 units for net proceeds of $1,496,600. Each unit priced at $0.05 each was comprised of one common share and one share purchase warrant to purchase one additional common share at a price of $0.10 per share on or prior to March 1, 2007.

ESCROWED SECURITIES

Designation of Class	Number of Securities Held in Escrow	Percentage of Class
common shares	18,250,000	13.66%

As of the date hereof, certificates representing 250,000 common shares of Boulder are held in escrow by Equity Transfer Services Inc. pursuant to terms of an escrow agreement made as of February 27, 1985, among National Trust Company, John H. McAdam, J. Terrence Flanagan, John (Jack) McAdam (deceased; now Shirley McAdam), Raymond L'Ecuyer and the Corporation.

The terms of the escrow agreement provide that the shares and the beneficial ownership of, or any interest in them may not be sold, assigned, hypothecated, released from escrow, transferred within escrow or otherwise dealt with without the consent of the Ontario Securities Commission. The prior consent of the Corporation is also required to the release of any such shares from escrow. The escrowed shares may be subject to surrender for the benefit of the Corporation if any of the mining claims comprising the Spud Valley Property suffer a diminution in value or are abandoned.

A further 18,000,000 common shares of the Corporation owned by Ronald Oligney are held in escrow pursuant to an escrow agreement dated September 12, 2006 among the Corporation, Pacific Corporate Trust Company and Ronald Oligney which provides for the release from escrow of 4,500,000 common shares every six months commencing March 12, 2007.

DIRECTORS AND OFFICERS

Name, Occupation, and Security Holding

The names, municipality of residence and principal occupation over the last five years of the directors and executive officers as well as the year during which each became a director or executive officer along with the number of shares owned by each over which they have control are set forth in the following table. The directors of the Corporation are elected annually.

Boulder Mining Corporation

Name, Position & Residence	Principal Occupation	Number of Shares [1] and Percentage	Director or Officer Since
Brad Aelicks V.P. Corp. Finance Deep Cove, B.C.	Principal B&D Capital; Former President of Napier Environmental	1,096,136 0.82%	May 14, 2003
Nelson W. Baker Director West Vancouver, B.C.	President Rainy River Resources; Vice President Exploration Boulder Mining	20,000 0.01%	February 21, 2002
John H. McAdam President and Director West Vancouver, B.C.	Geological Engineer; President of Boulder Mining	2,214,222 1.66%	March 2, 1984
Ronald E. Oligney CEO and Director Katy, Texas	Opal CEO; Energy Advisor Author; Professor at the	20,300,000 15.20%	Oct 24, 2006

	University of Houston		
Ken Thorsen Director Burnaby, B.C.	Consulting Geological Engineer; Senior Executive Teck-Cominco	70,000 0.05%	Feb 21, 2002
James G. Grinnell CFO & Secretary Langley, B.C.	Professional Accountant	180,000 0.13%	March 5, 2004

Opal Energy Inc.

Name, Position & Residence	Principal Occupation	Number of Shares (1) and Percentage	Director or Officer Since
Stephen Hoover V.P. – Geophysics Sugarland, Texas	Opal VP Geophysics; Consultant; El Paso Chief Geophsicist	0 0%	October 24, 2006
Randy Pickett V.P. – Operations Victoria, Texas	Opal VP Operations; Petroleum Consultants GCEA VP Operations	0 0%	October 24, 2006
Don Squyres V.P. – Exploration Houston, Texas	Opal VP Exploration; Apex Metalink Sr. Geologist; Petroleum Consultant	0 0%	October 24, 2006
Brandon Williford V.P. – Land Victoria, Texas	Opal VP Land; Independent Land Company Owner	0 0%	October 24, 2006

Notes:

(1) The information with respect to shares beneficially, controlled or directed by Directors and Officers not being within the knowledge of the Corporation has been obtained from the SEDI Insider Reporting website www.sedi.ca as of November 30, 2006. The percentages have been calculated as per the issued and outstanding of the Company as at November 30, 2006.

Directors and officers of the Corporation and its wholly owned subsidiary, beneficially own, directly or indirectly, a total of 23,880,358 common shares of the Corporation amounting to 17.87% of the issued capital of the Corporation as of November 30, 2006.

The Corporation maintains two special committees: the audit committee and the compensation committee the audit committee is comprised of Nelson Baker, John McAdam and Ken Thorsen and the compensation committee is comprised of Nelson Baker and Ken Thorsen.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Boulder Mining Corporation was formerly known as McAdam Resources Inc. ("McAdam"). McAdam was a public company listed on the Toronto Stock Exchange and was experiencing difficulty in funding its exploration program during the fall of 1989 and in the early months of 1990. McAdam had constructed a test mill to conduct a bulk sampling program on a recently discovered gold zone on the Spud Valley Property on Vancouver Island. The work force was approximately 30 people.

In March 1990 the work program was shut down on an orderly basis due to test results being below expectations and also because the Corporation could no longer service the payments on a debenture due to Muscocho Explorations Limited ("Muscocho").

In April of 1990, the following key events occurred:

1) Muscocho exercised its right pursuant to the debenture to appoint a receiver and thereby prompted trade creditors to take action to protect themselves;

2) all remaining employees of McAdam were laid off leaving Mr. John H. McAdam (with no compensation) as the sole person to direct the Corporation's affairs;

3) the father of Mr. John H. McAdam (President of McAdam), Mr. John McAdam, a founding member of Muscocho, a director of McAdam and active in the mining and exploration business for over 35 years passed away suddenly and unexpectedly;

4) Echo Bay Mining (a large shareholder of Muscocho) pulled out of a $40 million financing which plunged Muscocho into proceedings under the Companies Creditors Arrangement Act;

5) McAdam mailed out its 1989 annual report and first quarter 1990 report to shareholders; and

6) McAdam requested delisting from the Toronto Stock Exchange

Over the next couple of months, McAdam held its annual meeting and prepared a proposal to creditors pursuant to Part III of the Bankruptcy Act of Canada with Yale, Kline, Levitsky, Feldman Inc. acting as interim receiver ("Interim Receiver"). At a meeting held in September 1990, the creditors voted overwhelming in favour of the proposal which consisted of issuing 3 shares for each dollar of debt. Shortly thereafter, application was made to the various securities commissions in the jurisdictions in which McAdam was a reporting issuer, for permission to issue the shares to its creditors. In the summer of 1990 cease trade orders were imposed by the Quebec, Ontario, Alberta and British Columbia Securities Commissions due to the Interim Receiver's failure to produce and file financial statements.

Audited financial statements were prepared for the years 1990, 1991, 1992 and mailed to shareholders on March 26, 1993. Quarterly statements as well as audited financial statements have been prepared and mailed to shareholders on the prescribed schedule continuously since 1993 to the present. Late in 1994, the various securities commissions approved the issuance of the shares to the creditors as prescribed in the proposal to creditors. In January of 1995, all of the legal, regulatory and procedural requirements of the proposal to creditors had been fulfilled and the Interim Receiver was discharged.

On May 9, 1995 the Corporation formally consolidated its share capital on a one new share for three old shares basis and changed its name to Boulder Mining Corporation. A full disclosure document was mailed to all shareholders including details of Boulder's reactivation plans. Applications were made to all four securities commissions in the jurisdictions which the Corporation was a reporting issuer for revocation of the cease trade orders. The Ontario and Quebec Securities Commissions revoked their cease trade orders on July 12, 1994 and June 19, 1990 respectively but the British Columbia and Alberta Securities Commissions required that the Corporation be listed on a recognized exchange.

In November 1998, the Corporation filed an Application for Quotation with the Canadian Dealing Network ("CDN") and quotation of the Corporation's shares was initiated in May 1999. In September 2000, the Corporation received the invitation for listing on Canadian Dealing Network Exchange ("CDNX") and on October 2, 2000 the shares of the Corporation were listed under the trading symbol YBR. On October 3, 2000 the CDNX suspended trading in the Corporation's shares pending revocation of the Cease Trade Orders in Alberta and British Columbia.

The Corporation received revocation of the cease trade orders from the Alberta Securities Commission and the British Columbia Securities Commission on January 19, 2001 and February 6, 2001 respectively. Currently the Corporation is a reporting issuer in good standing in Alberta, British Columbia, Ontario and Quebec and is now listed on Tier II of the TSX Venture Exchange.

Conflicts of Interest

None of the present directors, senior officers or security holders or any of their respective associates or affiliates has any interest in any transaction which materially affects or would materially affect the Corporation.

PROMOTERS

John H. McAdam, the Corporation's President, is the Corporation's only promoter prior to October 24, 2006 at which time Ronald E. Oligney also became a promoter of the Corporation.

LEGAL PROCEEDINGS

There are no legal proceedings of which the Corporation or its management is aware of as at the date hereof.

INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

On October 24, 2006, the Corporation reported that the acquisition of Opal Energy Inc. ("Opal"), a private Texas oil and gas company led by Mr. Ron Oligney had been completed on the terms as reported in the Company's press release dated July 18, 2006. The consideration paid by the Corporation for the acquisition of Opal is the issuance of 18 million common shares of the Corporation to Ron Oligney and the assumption of approximately US$700,000 of liabilities of Opal. The shares issued are subject to an escrow agreement such that 25% of the shares shall be released from resale restriction every 6 months. After completion of the acquisition transaction Mr. Oligney was appointed Chief Executive Officer ("CEO") and a director of the Corporation on October 24, 2006. Mr. Oligney and the Corporation were dealing at arm's length when the transaction was negotiated.

TRANFER AGENTS AND REGISTRARS

The transfer agent and registrar of the Corporation is Pacific Corporate Trust Company at its Vancouver office located at 510 Burrard Street, 2nd Floor, Vancouver, B.C., V6C 3B9, Tel: (604) 689-9853, Fax: (604) 689-8144.

MATERIAL CONTRACTS

The following material contracts have been entered into by the Corporation during the year ended December 31, 2005:

(1) Exploration Agreement dated December 23, 2005, between the Corporation and Opal Energy, Inc. pursuant to which the Corporation agreed to contribute funding in exchange for the acquisition of Working Interests in certain wells as well as a right of first refusal with respect to the property;

The following material contracts have been entered into by the Corporation subsequent to its year ended December 31, 2005:

(1) Acquisition Agreement dated July 18, 2006, between the Corporation and Opal Energy, Inc. pursuant to which the Corporation made the offer to acquire all of the shares of Opal Energy, Inc.;

(2) As announced on August 15, 2006, the Corporation and Opal agreed to jointly fund the Britanco Aunt Audrey #1 re-entry project which ultimately cost a total of $US326,000 to acquire a 50% working interest in the well. This project was a re-entry of an old Goree well on a Moy lease that was drilled in 1979. There was a blockage in the Goree well at 6,922' which had to be removed in order to re-complete the well in the deeper Wilcox objectives. As reported on November 14, the successful re-entry was completed in mid -October.

(3) On September 28, 2006, Opal entered into an exploration agreement with Seven L's Management, LLC, a private Texas company which outlines the opportunity to:

1) select and drill 12 prospects generated by the private company;

2) undertake a 3-D seismic shoot in a well researched prospective area;

3) generate Prospects by processing the 3-D Seismic data; and

4) drill such Prospects.

(4) On October 10, 2006 the Corporation announced that Opal had entered into an agreement with the Sue Ann Operating Company LLC to drill the Sue-Ann Tacquard #1 Well, a development well that was be drilled to a depth of approximately 9,800 feet. The cost of drilling the Sue-Ann Tacquard # 1 is US$963,000 and the completion costs are estimated at US$438,000. Opal had advanced funds for 50% of the working interest in the Sue-Ann Tacquard #1 with the view of including this interest as part of the South Texas Exploration Proposal as reported on October 2, 2006.

INTEREST OF EXPERTS

Davidson & Company LLP, Chartered Accountants, are the Corporation's auditors and as such have prepared an opinion with respect to the Corporation's consolidated financial statements as at and for the fiscal year-ended December 31, 2005. Davidson & Company LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

The Corporation's 2005 annual report for the fiscal year ending December 31, 2005 was sent to all shareholders of record at the respective dates of mailing and contains information with respect to the Corporation's activities to the date of its issuance. The Corporation has filed all required financial information continuously since 1993. Additional financial information is provided in the Corporation's financial statements and related MD&A for the year ended December 31, 2005.

The SEDAR website maintains and provides access to the Corporations public records. In addition, the Corporation maintains a website at "www.BoulderMining.com"

The auditor of the Corporation is Davidson & Company LLP located at 1200-609 Granville Street, Vancouver, B.C., V7Y1G6.

Enquiries relating to this document should be addressed to:

Boulder Mining Corporation, Suite 951, 409 Granville Street, Vancouver, B.C., V6C 1T2, Attention: John McAdam, President, or Jim Grinnell, Secretary. Tel: (604) 899-4300, Fax: (604) 899-4303, Email: BoulderMining@BoulderMining.com

BARRY L. WHELAN, P. GEO.

Suite 615, 700 West Pender Street, Vancouver, B.C. V6C 1G8
Phone: (604) 662-3004 ext. 102:Fax: 604-662-3063
e-mail: blwhelan@telus.net

December 19, 2006

Boulder Mining Corporation
Suite 951
409 Granville Street
Vancouver, B.C. V6C 1T2
Canada
Attention: Mr. J McAdam

Dear Sir:

By this letter I grant permission for Boulder Mining Corporation and Opal Energy Inc. to use the report prepared by me entitled Statement of Reserve Data and other Oil and Gas Information, for the SueAnn George Tacquard #1 well, dated December 19, 2006, for purposes of supporting Boulder Mining Corporation's Annual Information Form (AIF) or for filing with the regulatory authorities.

Barry L. Whelan, P. Geo.

Opal Energy Inc.

STATEMENT OF RESERVE DATA AND OTHER OIL AND GAS INFORMATION

for the

SueAnn George Tacquard #1

GALVESTON COUNTY, TEXAS

EFFECTIVE November 15, 2006

PREPARED ON December 19, 2006

by B.L. Whelan, P. Geo.

TABLE OF CONTENTS

INTRODUCTION

The statement of reserves data and other oil and gas information set out below has an effective date of November 15, 2006 and a preparation date of December 19 2006. The reserves data set forth below is in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (GOGEH) and the reserves definitions contained in NI 51-101 and the COGEH. The Reserves Data summarizes the oil and natural gas reserves of Opal Energy Inc. and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. Additional information not required by NI 51-101 has been provided to provide additional information which is relevant to the readers of this information.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the Company's reserves. There is no assurance that the constant prices and cost assumptions and forecast prices and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of oil and natural gas provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual recovery of oil and natural gas may be greater or less than the estimates provided herein.

EXECUTIVE SUMMARY

The Company has a 12.5% working interest, 9.375% net revenue interest, in one well located on approximately 118 acres in Galveston County Texas, approximately 10 miles southeast of Alvin, Texas, and 15 miles west of Galveston, Texas (Figure 1, 2) . The location of the well is offset by production within the field at the Rutherford Tacquard #1 and the premise for drilling the well was that there were substantial proven un-produced reserves remaining in the field and that wells within the field had been prematurely abandoned.

The well encountered 34 feet gross and 24 feet net pay within the principal sand prospect, the Upper Intrepid (Figure 3). An oil/water contact was found at 9489 feet (-9456 feet) feet (Figure 4). Production testing has yielded oil with gas. A drainage area of 40 acres was used for the calculation of reserves for the purpose of this report. The acreage in which the Company has earned an interest comprises 118 Acres. At such time as the production history has been established, additional locations for drilling should be considered. For the purposes of this report the calculation of reserves relied upon volumetric analysis and historic production rates declines from other wells in the field. Additional sands were encountered in the well but have not been tested as yet and have not been included in the reserves.

The well lies with an area actively engaged in the production of hydrocarbons such that transportation for product is available.

The reserves for the SueAnn Tacquard #1 are classified as Proven Developed Non-Producing and the level of probability is P90. The probability level is based upon an offset producing well and the recovery of hydrocarbons during clean-up.

This report has been prepared for Opal Energy Inc. at the request of John McAdam, a Director of Opal Energy Inc.

SUMMARY OF THE PETROLEUM RESERVES AND NET PRESENT VALUE OF FUTURE NET REVENUE
FIXED PRICES AS OF NOVEMBER 1, 2006

Product Classification	Ultimate	Remaining Reserves		Net Present Values (M$)									
	Reserves	Company		Before Income Taxes					After Income Taxes				
		Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Light, Medium Oil (Mbbl)													
Proved Developed Non-Producing	171	171	16	1,020	869	754	665	594	747	616	535	472	422
Total Proved	171	171	16	1,020	869	754	665	594	747	616	535	472	422
Non-Associated and Associated gas (MMcf)													
Proved Developed Non-Producing	855	855	80	625	532	462	407	364	444	378	328	289	258
Total Proved	855	855	80	625	532	461	407	364	444	378	328	289	258
Grand Total													
Proved Developed Non-Producing				1,646	1,401	1,216	1,072	958	1,191	863	863	762	680
Total Proved				1,646	1,401	1,216	1,072	958	1,191	863	863	762	680

VOLUMETRIC RESERVES ESTIMATES
RESERVOIR DATA

OIL RESERVES

Pool and Location	Drainage Area (acres)	Net Pay (ft)	Porosity (%)	Water Saturation (%)	Original Oil in Place (Mbbl)
Total Eclipse Field	40	24	26	50	1,300
Galveston Co., Tx					

GAS RESERVES

Pool and Location	Drainage Area (acres)	Net Pay (ft)	Porosity (%)	Water Saturation (%)	Original Oil in Place (MMcf)
Total Eclipse Field	40	24	26	50	6,500
Galveston Co., Tx					

* Based on historic field production, associated gas is 500MMcf/100Mbbl

ABBREVIATIONS AND CONVERSIONS

In this document, the abbreviations set forth below have the following meanings:

Oil and Natural Gas Liquids Natural Gas		Natural Gas	
bbl	barrel	Mcf	thousand cubic feet
bbls	barrels	MMcf	million cubic feet
Mbbls	thousands of barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Mstb	1,000 stock tank barrels	MMBTU	million British Thermal Units
bbls/d	barrels per day	Bcf	billion cubic feet
bopd	barrels of oil per day	GJ	gigajoule
NGLs	natural gas liquids		
stb	stock tank barrels		

API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.
BOE	barrel of oil equivalent on the basis of 1 BOE to 6 Mcf of natural gas. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 1 BOE for 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
BOE/d	barrel of oil equivalent per day
m3	cubic metres
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

NOTES AND DEFINITIONS

The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved, probable and possible reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery.

The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

"Reserves" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on (a) analysis of drilling, geological, geophysical, and engineering data; (b) the use of established technology; and (c) specified

economic conditions, which are generally accepted as being reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimates.

"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to sub-divide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recorded from specific wells, facilities and completion intervals in the pool and their respective development and production status.

"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved + probable reserves.

"Probability" refers to the degree of certainty associated with the estimates of reserves. Reported reserves should target the following levels of certainty under a specific set of economic conditions:

- P90 refers to a level in which at there is at least a 90 percent probability that the quantities recovered will be equal or exceed the estimated proved reserves.
- P50 refers to a level in which at there is at least a 50 percent probability that the quantities recovered will be equal or exceed the estimated proved + probable reserves.
- P10 refers to a level in which at there is at least a 10 percent probability that the quantities recovered will be equal or exceed the estimated proved + probable reserves + possible reserves.

The following terms, used in the preparation of the Report (as defined herein) and this document have the following meanings:

"Associated gas" means the gas cap overlying a crude oil accumulation in a reservoir.

"Constant prices and costs" means prices and costs used in an estimate that are:

(a) the Company's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies;

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purpose of paragraph (a), the reporting issuer's prices will be the posted price for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

"**Company** " or "**Opal**" means Opal Energy Inc.

"**Crude oil**" or "**Oil**" means a mixture that consists mainly of pentanes and heavier hydrocarbons, which may contain sulphur and other non-hydrocarbon compounds, that is recoverable at a well from an underground reservoir and that is liquid at the conditions under which its volume is measured or estimated. It does not include solution gas or natural gas liquids.

"**Development costs**" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from the reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines, to the extent necessary in developing the reserves;
(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and the wellhead assembly;
(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and
(d) provide improved recovery systems.

"**Development well**" means a well drilled inside the established limits of an oil or gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

"**Exploration costs**" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as "prospecting costs") and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are geophysical crews and others conducting those studies (collectively sometimes referred to as "geological and geophysical costs");

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, "**Exploratory well**" means a well that is not a development well, a service well or a stratigraphic test well.

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defense, and maintenance of land and lease records;
(c) dry hole contributions and bottom hole contributions;
(d) costs of drilling and equipping exploratory wells; and
(e) costs of drilling exploratory type stratigraphic test wells.

"**Field**" means an area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated vertically by intervening impervious strata or laterally by local

geologic barriers, or both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms "structural feature" and "stratigraphic condition" are intended to denote localized geological features, in contrast to broader terms such as "basin", "trend", "province", "play" or "area of interest".

"Future prices and costs" means future prices and costs that are:

(a) generally accepted as being a reasonable outlook of the future;
(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company issuer is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

"Future income tax expenses" means future income tax expenses estimated (generally, year-by-year):

(a) making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes, between oil and gas activities and other business activities;
(b) without deducting estimated future costs (for example, Crown royalties) that are not deductible in computing taxable income;
(b) taking into account estimated tax credits and allowances (for example, royalty tax credits); and
(d) applying to the future pre-tax net cash flows relating to the reporting issuer's oil and gas activities the appropriate year-end statutory tax rates, taking into account future tax rates already legislated.

"Future net revenue" means the estimated net amount to be received with respect to the development and production of reserves (including synthetic oil, coal bed methane and other non-conventional reserves) estimated using constant prices and costs or forecast prices and costs.

"Gross" means:

(a) in relation to the Company's interest in production or reserves, its "Company gross reserves", are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the Company;

(b) in relation to wells, the total number of wells in which the Company has an interest;
and
(c) in relation to properties, the total area of properties in which the Company has an interest.

"Natural gas" means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions are essentially gases but which may contain natural gas liquids. Natural gas can exist in a reservoir either dissolved in crude oil (solution gas) or in a gaseous phase (associated gas or non-associated gas). Non-hydrocarbon substances may include hydrogen sulphide, carbon dioxide and nitrogen.

"Natural gas liquids" means those hydrocarbon components that can be recovered from natural gas as liquids including, but not limited to, ethane, propane, butanes, pentanes plus, condensate and small quantities of non-hydrocarbons.

"Net" means

(a) in relation to the Company's interest in production or reserves its working interest (operating or non operating) share after deduction of royalty obligations, plus its royalty interests in

production or reserves;

(b) in relation to the Company's interest in wells, the number of wells obtained by aggregating the Company's working interest in each of its gross wells; and

(c) in relation to the Company's interest in a property, the total area in which the Company has an interest multiplied by the working interest owned by the Company.

"Non-associated gas" means an accumulation of natural gas in a reservoir where there is no crude oil.

"Operating costs" or "production costs" means costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities.

"Production" means recovering, gathering, treating, field or plant processing (for example, processing gas to extract natural gas liquids) and field storage of oil and gas.

"Property" includes:

(a) fee ownership or a lease, concession, agreement, permit, license or other interest representing the right to extract oil or gas subject to such terms as may be imposed by the conveyance of that interest;

(b) royalty interests, production payments payable in oil or gas, and other non-operating interests in properties operated by others; and

(c) an agreement with a foreign government or authority under which a reporting issuer participates in the operation of properties or otherwise serves as "producer" of the underlying reserves (in contrast to being an independent purchaser, broker, dealer or importer).

A property does not include supply agreements, or contracts that represent a right to purchase, rather than extract, oil or gas.

"Property acquisition costs" means costs incurred to acquire a property (directly by purchase or lease or indirectly by acquiring another corporate entity with an interest in the property), including:

(a) costs of lease bonuses and options to purchase or lease a property;

(b) the portion of the costs applicable to hydrocarbons when land including rights to hydrocarbons is purchased in fee;

(c) brokers' fees, recording and registration fees, legal costs and other costs incurred in acquiring properties.

"Proved property" means a property or part of a property to which reserves have been specifically attributed.

"Reservoir" means a porous and permeable underground formation containing a natural accumulation of producible oil or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

"Service well" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for combustion.

"Solution gas" means natural gas dissolved in crude oil.

"Stratigraphic test well" means a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Ordinarily, such wells are drilled without the intention of being completed for

hydrocarbon production. They include wells for the purpose of core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic test wells are classified as (a) exploratory type" if not drilled into a proved property; or (b) "development type", if drilled into a proved property. Development type stratigraphic wells are also referred to as "evaluation wells".

"Support equipment and facilities" means equipment and facilities used in oil and gas activities, including seismic equipment, drilling equipment, construction and grading equipment, vehicles, repair shops, warehouses, supply points, camps, and division, district or field offices.

"Unproved property" means a property or part of a property to which no reserves have been specifically attributed.

"Well abandonment costs" means costs of abandoning a well and surface lease reclamation. They do not include costs of abandoning the gathering system, suspended wells, batteries, plants, or processing facilities.

OIL AND NATURAL GAS RESERVES AND NET PRESENT VALUE OF FUTURE NET REVENUE

In accordance with national Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, the author B.L. Whelan, P. Geo., prepared a report (the "Report") dated December 12, 2006. **The Report evaluated as of November 15, 2006, Opal Energy Inc.'s (the "Company") oil and natural gas reserves and the net present value of future net revenue attributable to such reserves as evaluated in the Report based on constant and forecast price and cost assumptions.** The tables summarize the data contained in the Report and as result may contain slightly different numbers than such report due to rounding. The net present value of future net revenue attributable to the Company's reserves is stated without provision for interest cost and general and administrative costs, but after providing for the estimated royalties, production costs, development costs, and abandonment costs for only those wells assigned reserves by the author.

The Report is based on data supplied by the Company and the author's opinion of reasonable practices in the industry. The extent and character of ownership and of all factual data pertaining to the Company's properties were supplied by the Company and accepted without further investigation. The author accepted this data as presented and did not conduct title searches or field inspections.

The undiscounted or discounted net present value of future net revenue attributable to the Company's reserves estimated by the author may not represent the fair market value of those reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized within the Report. The recovery and reserve estimates of the Company's oil and natural gas reserves provided within the Report are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater or less than the estimates provided in the report.

All numbers are in Canadian dollars.

OIL AND NATURAL GAS RESERVES
BASED ON CONSTANT PRICES AND COSTS

	Light and Medium Oil Gross (Mbbl)	Light and Medium Oil Net (Mbbl)	Natural Gas Gross (MMcf)	Natural Gas Net (MMcf)
Proved Developed Producing				
Proved Developed Non-Producing	171	16	855	80
Proved Undeveloped	-		-	
Total Proved	171	16	855	80
Total Probable				
Total Proved Plus Probable	171	16	855	80

NET PRESENT VALUES OF FUTURE NET REVENUE
BASED ON CONSTANT PRICES AND COSTS
($000)

	Before Deducting Income Taxes Discounted at 0%	10%	15%		After Deducting Income Taxes Discounted at 0%	10%	15%
Proved Developed Producing							
Proved Developed Non-Producing	1,646	1,216	1,072		1,191	863	762
Proved Undeveloped	-	-	-	-	-	-	
Total Proved	1,646	1,216	1,072		1,191	863	762
Total Probable	-	-	-	-	-	-	
Total Proved Plus Probable	1,646	1,216	1,072		1,191	863	762

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
BASED ON CONSTANT PRICES AND COSTS

	Revenue ($000)	Royalties ($000)		Op Costs ($000)	Prod'n Taxes ($000)	Aband't and Reclam'n Costs ($000)	Capital Costs ($000)	Future Net Revenue Before Income Taxes ($000)	Taxes ($000)	Future Net Revenue After Income Taxes ($000)
Total Proved	2,551	638		51	186 -	2.8	28.3	1,646	455	1,191
Total Probable	-	-	-	-	-	-	-	-	-	-
Total Proved Plus Probable	2,551	638		51	186 -	2.8	28.3	1,646	455	1,191

FUTURE NET REVENUE BY PRODUCTION GROUP
BASED UPON CONSTANT PRICES AND COSTS

		Future Net Revenue Before Income Tax (Discounted @ 10%/year) ($000)
Proved	Light and medium crude oil	754 (62%)
	Associated gas and non-associated gas	462 (38%)
Total Proved		**1,216**
Probable	Light and medium crude oil	-
	Associated gas and non-associated gas	-
Total Probable		
Proved plus probable	Light and medium crude	-
	Associated gas and non-associated gas	-
Total Proved plus probable		**1,216**

OIL AND NATURAL GAS RESERVES
BASED ON FORECAST PRICES AND COSTS

	Light and Medium Oil		Natural Gas	
	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)
Proved developed producing				
Proved developed non-producing	171	16	855	80
Proved Undeveloped				
Total Proved	171	16	855	80
Total probable				
Total Proved Plus Probable	171	16	855	80

NET PRESENT VALUES OF FUTURE NET REVENUE
BASED ON FORECAST PRICES AND COSTS

	Before Deducting Income Taxes Discounted At			After Deducting Income Taxes Discounted At		
	0% ($000)	10% ($000)	15% ($000)	0% ($000)	10% ($000)	15% ($000)
Proved Developed Producing						
Proved developed Non-producing	1,561	1,162	1,028	1,108	825	730
Proved Undeveloped						
Total Proved	1,561	1,162	1,028	1,108	825	730
Total Probable						
Total Proved Plus Probable	1,561	1,162	1,028	1,108	825	730

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) BASED ON CONSTANT PRICES AND COSTS

	Revenue ($000)	Royalties ($000)	Op Costs ($000)	Prod'n Taxes ($000)	Aband't and Reclam'n Costs ($000)	Capital Costs ($000)	Future Net Revenue Before Income Taxes ($000)	Taxes ($000)	Future Net Revenue After Income Taxes ($000)
Total Proved	2,428	607	51	177 -	2.8	28.3	1,562	453	1,109
Total Probable	-	-	-	-	-	-	-	-	-	-
Total Proved Plus Probable	2,428	607	51	177 -	2.8	28.3	1,562	453	1,109

FUTURE NET REVENUE BY PRODUCTION GROUP BASED ON FORECAST PRICES AND COSTS

	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) ($000)
Total Proved	Light and medium crude oil	709 (61%)
	Associated gas and non-associated gas	453 (39%)
Total Proved		1,162
Probable	Light and medium crude oil	-
	Associated gas and non-associated gas	
Total Probable	Light and medium crude oil	
	Associated gas and non-associated gas	
Total Proved Plus Probable		1,162

PRICING ASSUMPTIONS – CONSTANT PRICES AND COSTS

The author employed the following pricing, exchange rate and inflation rates as of the October 31, 2006 Sproule website (www.sproule.com/prices/defaultprices.htm), in estimating the Company's reserves data using constant prices and costs.

Light and Medium Crude ($US/bbl)	Natural Gas ($US/mcf)	Exchange Rate $Cdn/$US	Inflation Rate
$65.34	$8.02	0.883	-

PRICING ASSUMPTIONS – FORECAST PRICES AND COSTS

The author employed the following pricing, exchange rate and inflation rates as of October 31, 2006 in estimating the Company's reserves data using forecast prices and costs.

Year	Light and Medium Crude ($US/bbl)	($C/bbl)	Natural Gas ($US/mcf)		Exchange Rate $Cdn/$US
Forecast					
2007	65.34	74.00	8.02	9.08	0.883
2008	65.30	73.95	8.26	9.35	
2009	57.31	64.90	7.69	8.71	
2010	54.12	61.29	7.47	6.60	
2011	55.20	62.51	7.62	8.63	
2012	56.31	63.77	7.73	8.75	
2013	57.43	65.04	7.85	8.89	
2014	58.58	66.34	7.97	9.03	
2015	59.75	67.67	8.09	9.16	
2016	60.95	69.03	8.21	9.30	
2017	62.17	70.41	8.33	9.43	
2018	63.041	71.81	8.50	9.63	
Thereafter	Estimated rate of 2% thereafter				

RECONCILIATION OF COMPANY NET RESERVES BY PRINCIPAL PRODUCT TYPE BASED ON FORECAST PRICES AND COSTS

The following table sets forth a reconciliation of the changes in the Company's light and medium crude oil, heavy oil and associated and non-associated gas (combined) reserves as at November 15, 2006 based on the forecast price and cost assumptions:

	Light and Medium Oil			Associated and non-associated gas		
	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)
As at December 31, 2006	0	0	0	0	0	0
Extensions						
Improved Recovery						
Technical Revisions						
Discoveries (Tacquard #1)	32.1		16	160	0	80
Acquisitions						
Dispositions						
Economic Factors						
Production						
As at November 15, 2006	32.1		16	160	0	80

RECONCILIATION OF CHANGES IN NET PRESENT VALUE OF FUTURE RESERVES DISCOUNTED AT 10%, CONSTANT PRICES

Estimated future net revenue at December 31, 2005	0
Discoveries	1,216
Estimated future net revenue at November 15, 2006	1,216

RECONCILIATION OF CHANGES IN NET PRESENT VALUE OF FUTURE RESERVES DISCOUNTED AT 10%, ESCALATED PRICES

Estimated future net revenue at December 31, 2005	0
Discoveries	1,162
Estimated future net revenue at November 15, 2006	1,162

UNDEVELOPED RESERVES

The following discussion generally describes the basis upon which the Company attributes Proved and Probable Undeveloped Reserves and its plan for developing those Undeveloped Reserves.

Proved Undeveloped Reserves

Proved undeveloped reserves are generally those reserves related to wells that have been tested and not yet tied-in for production or wells drilled near the end of the fiscal year. In addition, such reserves may relate to infill drilling locations. The Company has no reserves in this category.

Probable Undeveloped Reserves

Probable undeveloped reserves are generally those reserves tested or indicated by analogy to be productive, infill drilling locations and lands contiguous to production. The Company has no reserves attributed to this category.

FUTURE DEVELOPMENT COSTS

The Company has no plans at the present time for future development until such time as a production history has been determined for the George Tacquard #1. Future development is recommended upon sustained production from the George Tacquard #1 in order to efficiently drain the reservoir.

SIGNIFICANT FACTORS OR UNCERTAINTIES AFFECTING RESERVES DATA

The estimation of reserves requires judgment and decisions based upon available geological, geophysical, engineering and economic data. These estimates can change substantially as additional information from ongoing development activities and production performance becomes available and as economic and political conditions impact oil and gas prices and costs change. The Company's estimates are based on current production forecasts, prices and economic conditions. All of the Company's reserves are evaluated by an independent person, the author, an independent consulting geologist.

As circumstances change and additional data becomes available, reserve estimates change. Based on new information, reserve estimates are reviewed and revised, either upward or downward, as warranted. Although reasonable efforts have been made by the Company to ensure reserve estimates are accurate, revisions arise as new information becomes available. As new geological, production and economic information is incorporated into the process of estimating the accuracy of the reserve estimates improves. Such revisions can be either positive or negative.

OIL AND GAS WELLS

The following table sets forth the number of wells in which the Company held a working interest as at November 15, 2006: The Company has an interest in two wells. The SueAnn George Tacquard #1 is currently a non-producing well. The Britanco Aunt Audrey #1 is a producing gas well.

	Oil		Natural Gas	
	Gross	Net	Gross	Net
Total Eclipse Field	1	12.5%	1	12.5%
Yoward Field	0	0	1	50%

OIL AND GAS PROPERTIES

The following descriptions are applicable to the Company as at November 15, 2006.

Total Eclipse SueAnn George Tacquard #1

The well, SueAnn George Tacquard #1 was drilled to a depth of 9750 feet to target four historically productive Frio sands. All four sands were encountered. The Upper Intrepid, the primary prospect, has been production tested and returned oil with gas and is the basis for the proven non-producing classification of the reserves herein. The additional Frio sands appear hydrocarbon bearing on electric logs but have not been taken into account in this report. The Oligocene Frio sands are thick, laterally extensive, and permeable and are separated by regionally extensive shales deposited during transgressions. During the Tertiary, huge quantities of terrigenous sediments were deposited as gulfward thickening sedimentary wedges along the Texas Gulf Coast (Figure 5). The shale and sand making up these wedges were transported across a broad fluvial plain and deposited in deltaic complexes or were reworked by marine processes into strandlines and barrier islands. Growth faults developed contemporaneously at the site of maximum deposition as a result of rapid loading of large quantities of deltaic and strandplain sands onto previously deposited prodelta and shelf muds. These growth faults allowed the accumulation of extremely thick sections of sand and also caused the isolation of many of these sand bodies from porous updip sands (Bruce, 1973, Jones, 1975)

The well lies within the Total Eclipse field, a typical Gulf Coast high side fault closure juxtaposing porous and permeable Frio sands on the high side (north) of the field trapping fault against Anahuac shale on the low side (south) of the main trapping fault. This sequence creates a typical Gulf Coast sand against shale, good fault seal, and high side fault closure structure. An east-west trending down-to-the-coast fault with approximately 200 feet of throw provides the southern limit of the field.

The Tacquard #1 well reached total depth of 9750 feet on October 11, 2006 and was completed by October 31, 2006. The well was flowed for clean-up and testing during the period from November 1, 2006 to November 15, 2006. The recovery was 3678 barrels of oil and 5,452 Mcfg. The well is currently off production pending tie-in to gas pipelines. The well contains 28 feet of net pay over a gross sand section of 34 feet.

The offset well, the Elliot Oil and Gas Tacquard #1 (previously the Rutherford Tacquard #1) was sidetracked in 2005. For the period October 2005 to August 2006, the well produced 13,620 barrels of oil and 84 MMcfg. The well contains 25 feet of net pay over a gross sand section of 27 feet. The well is 12 feet structurally lower than the SueAnn Tacquard #1. Other downdip wells which previously produced from the same horizon are now watered-out

Reservoir characteristics for the Upper Intrepid Sand determined from electric logs, sidewall cores, field parameters and area studies are as follows:

Net Pay	24 feet	Recovery factor	15%
Porosity	26%	Drainage area	40 acres
Saltwater saturation	50%		
Gas Oil ratio	500 MMcf/100 Mbbl (historical field production data)		

Recoverable reserves in place by volumetric calculation:	175 Mbbl
	875 MMcf

Yoward Britanco Aunt Audrey #1

No review of the Britanco Aunt Audrey #1 has been carried out to date.

COSTS INCURRED

Costs incurred by the Company on oil and natural gas properties for the period ended November 15, 2006 were $7,250 ($U.S), $8,210 Cdn. on lease costs.

EXPLORATION AND DEVELOPMENT ACTIVITIES

Exploration costs incurred by the Company for the period ended November 15, 2006 were $208,800 (SUS) $235,581 Cdn. for exploration i.e. the drilling and completion of the SueAnn George Tacquard #1 well. Capital costs, those costs subsequent to completion and associated with clean-up, equipment installation and tie-in are estimated at $25,000 (U.S.) $28,313 Cdn. and have been included in the cash flow statements.

PROPERTIES WITH NO ATTRIBUTED RESERVES

There are no properties with any attributed reserves for the period ended November 15, 2006.

FORWARD CONTRACTS

There are no forward contracts for the period ended November 15, 2006.

ABANDONMENT AND RECLAMATION COSTS

The estimated well total abandonment costs included in the report are based upon a $20,000 (US$) per well cost. The total estimated well abandonment cost to be incurred by the Company over the next ten years is estimated to be $2,831 (Cdn$).

TAX HORIZON

The US entity as of the date of this report was taxable in the USA. A tax rate of 29% was assumed.

PRODUCTION ESTIMATES

The following table discloses for each product type the total estimated volume of production **to the Company's interest** estimated for 2007.

	Light and medium oil (bbl)	Natural Gas (mcf)
Tacquard #1	4,284	21,410

PRODUCTION HISTORY

The following table sets forth certain information in respect of production, product prices received, royalties, production costs received by the Company for the period ending November 15, 2006:

Average Daily Production	**Period ended November 15, 2006**
Natural Gas (mcf/d)	0
Oil	0

Prices received, royalties paid, production costs and netbacks – Natural Gas

	Period ended November 15, 2006
	Nil

PRODUCTION VOLUME BY FIELD

The following table discloses for each important field the Company's production volume for the period ended November 1, 2006.

Period ended November 15, 2006 Oil	**Natural Gas (mcf/d)**
Nil	Nil

CERTIFICATE OF QUALIFICATIONS

I, **BARRY L. WHELAN**, of the city of Vancouver, Province of British Columbia, do hereby certify:

1. That I did prepare a review of the SueAnn George Tacquard #1 for Opal Energy Inc.

2. That I am a Professional Geoscientist in the Province of British Columbia and that I have in excess of forty years experience as a Geologist, fifteen years with Gulf Oil Corporation and twenty five years as a Consulting Geologist.

3. That I have experience in exploration and development geology in North America, South America, Asia, Africa and Europe and that I have resided and worked in area which is covered in this report.

6. That I have conducted the evaluation in accordance with generally accepted industry standards.

5. That I have no interest, direct or indirect, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in Opal Energy Inc.

6. That a personal field inspection of the property was not made. The report was generated by material from public records and the private files of the Farmor, the operator, and the joint venture partner.

7. Ownership data was provided by the joint venture partner and is a matter of public record.

Dated at Vancouver, British Columbia on the 19th day of December, 2006

"BARRY L. WHELAN, P. GEO."

References:

Bruce, C.H., 1973, Pressured shale and related sediment deformation: Mechanism for development of regional contemporaneous faults: Am. Assoc. Petroleum Geologists Bull., v. 57, p. 878-886

Hovorka, S.D., et al, Evaluation of brine-bearing sands of the Frio Formation, upper Texas Gulf Coast for geological sequestration of CO2, Bureau of Economic Geology, Univ. of Texas, Austin, Texas.

Jones, P.H., 1975, The origin and detailed occurrence of the resource - Geothermal and hydrocarbon regimes, northern Gulf of Mexico basin: in Dorfman, M.H., and Deller, R.W., eds., Proceedings, First Geopressured Geothermal Energy Conference: Univ. of Texas, Austin, Center for Energy Studies, p. 15-89

APPENDIX



ALVIN
GALVESTON
Texas City
N
0 2 miles
0 2 km
SUEANN PROSPECT
LEASE BLOCK
SUEANN TACQUARD #1
OIL WELL
Galveston Bay
West Bay
Chocolate Bay
Opal Energy Inc.
SUEANN PROSPECT
TOTAL ECLIPSE FIELD
GALVESTON COUNTY, TEXAS
LOCATION MAP
Figure 1
Dec. 2006



SUEANN PROSPECT
LEASE BLOCK
A. ESTIS
A-57
A. SWINGLE
A-187
PIPELINE
BRISCOE
Cloud
ELEVATED
CANAL
ROAD
JACQUARD
Willow
Bayou
OAK
GALVESTON COUNTY
BRAZORIA COUNTY
DITCH
95°07'30"
29°17'30"
Halls Bayou
Camp
0
2000ft
0
500m
Base is from 1:24,000 scale quadrangle maps
Opal Energy Inc.
SUEANN PROSPECT
TOTAL ECLIPSE FIELD
GALVESTON COUNTY, TEXAS
LEASE BLOCK
(118.39 Acres)
Figure 2
Dec. 2006



N
0/
RUTHERFORD PERRY #1
RUTHERFORD LEECH #1
28/34
SUEANN TACQUARD #1
o/w (-9456')
10'
20'
30'
SUEANN OPERATING LEASE
25/27
RUTHERFORD
TACQUARD #1
LEGEND
Oil Well
28/34 Net Pay / Gross Pay (feet)
0
1000ft
0
250m
Opal Energy Inc.
SUEANN PROSPECT
TOTAL ECLIPSE FIELD
GALVESTON COUNTY, TEXAS
NET PAY ISOPACH
UPPER INTREPID SAND #1
Figure 3
Dec. 2006



TOP FRIO
BIG GAS SAND # 1A
UPR. INTREPID SD. # 1
PERF. 9,479' 10 84'
SAND # 2
SAND # 3
SAND # 4U
SAND # 4L
9500
9600

Figure 4
High Definition Induction Compensated Z-Densilog-Compensated Neutron –Gamma Ray


Growth faults
Domes and diapirs
TEXAS
Frio net sand (m)
0–300
300–600
600–1200
0
50
100 mi
0
100 km

Figure 5
Geologic Setting of the Frio Formation in the Texas Gulf Coast
(from Hovorka et al)

Opal Energy Inc.

Non-escalated economics

Tacquard #1 Galveston County, Texas
12.5% W.I., 25% royalty
All amounts in $Cdn
Tacquard #1

Table 1
november
06
Opal
cashflow

SUMMARY
RESERVES AND ECONOMICS
EFFECTIVE NOVEMBER 2006
FIXED PRICES

Mo-Year	Gross Oil Prod bbls	Net Oil Prod bbls	Gross Gas Prod Mcf	Net Gas Prod'n Mcf	Price $/bbl	Price $/Mcf	Revenue C$ (1000s)	100% rev. C$ (1000s)	25% Royalty C$ (1000s)	Net Oil Revenue $	Net Gas revenue $	Total $
2007	45,675	4,282	228,375	21,410	$74.00	$9.08	$511	$682	$170	$316,861	$194,461	$511,322
2008	33,800	3,169	168,998	15,844	$74.00	$9.08	$378	$505	$126	$234,477	$143,901	$378,378
2009	25,012	2,345	125,058	11,724	$74.00	$9.08	$280	$373	$93	$173,513	$106,487	$280,000
2010	18,509	1,735	92,543	8,676	$74.00	$9.08	$207	$276	$69	$128,400	$78,800	$207,200
2011	13,696	1,284	68,482	6,420	$74.00	$9.08	$153	$204	$51	$95,016	$58,312	$153,328
2012	10,135	950	50,677	4,751	$74.00	$9.08	$113	$151	$38	$70,312	$43,151	$113,463
2013	7,500	703	37,501	3,516	$74.00	$9.08	$84	$112	$28	$52,031	$31,932	$83,962
2014	5,550	520	27,750	2,602	$74.00	$9.08	$62	$83	$21	$38,503	$23,630	$62,132
2015	4,107	385	20,535	1,925	$74.00	$9.08	$46	$61	$15	$28,492	$17,486	$45,978
2016	3,039	285	15,196	1,425	$74.00	$9.08	$34	$45	$11	$21,084	$12,940	$34,024
2017	2,249	211	11,245	1,054	$74.00	$9.08	$25	$34	$8	$15,602	$9,575	$25,177
2018	1,664	156	8,321	780	$74.00	$9.08	$19	$25	$6	$11,546	$7,086	$18,631
	170,936	16,025	854,681	80,126			$1,913.596	$2,551	$638	$1,185,834	$727,762	$1,913,596
										62%	38%	

	Oil Prod	Gas Prod	Ad Valorum	Op Costs	Aband't	Capital costs	Future Net Cash Flow	Cumulative Cash Flow	Future Revenue at 10% Discount	
	Tax 4.6%	Tax 7.5%	4%				C$	C$	$872,606	$535,530
	C$	C$	C$	C$	C$	C$	(1000s)	(1000s)	$1,408,136	
2007	$14,576	$14,585	$20,453	$4,247		$28,313	$429	$429		
2008	$10,786	$10,793	$15,135	$4,247			$337	$767		
2009	$7,982	$7,987	$11,200	$4,247			$249	$1,015		
2010	$5,906	$5,910	$8,288	$4,247			$183	$1,198		
2011	$4,371	$4,373	$6,133	$4,247			$134	$1,332		
2012	$3,234	$3,236	$4,539	$4,247			$98	$1,430		
2013	$2,393	$2,395	$3,358	$4,247			$72	$1,502		
2014	$1,771	$1,772	$2,485	$4,247			$52	$1,554		
2015	$1,311	$1,311	$1,839	$4,247			$37	$1,591		
2016	$970	$970	$1,361	$4,247			$26	$1,618		
2017	$718	$718	$1,007	$4,247			$18	$1,636		
2018	$531	$531	$745	$4,247	$2,832		$10	$1,646		
	$54,548	$54,582	$76,544	$50,963	$2,832	$28,313	$1,646			
	$185,674			C$						
				1,000s			Oil (62%)	Gas (38%)		
	Net present Value @ 0%			$1,646			$1,020	$625		
	Net present Value @ 5%			$1,401			$869	$532		
	Net Present Value @ 10%			$1,216			$754	$462		
	Net Present Value @ 15%			$1,072			$665	$407		
	Net Present Value @ 20%			$958			$594	$364		

Opal Energy Inc.

Table 2
november
06
Opal
cashflow

Escalated economics

Tacquard #1 Galveston County, Texas
12.5% W.I., 25% royalty
All amounts in $Cdn

SUMMARY
RESERVES AND ECONOMICS
EFFECTIVE NOVEMBER 2006
ESCALATED PRICES

Tacquard #1

Mo-Year	Gross Oil Prod bbls	Net Oil to NMCC Prod bbls	Gross Gas Prod Mcf	Net Gas to NMCC Prod'n Mcf	Price $/bbl	Price $/Mcf	Revenue C$ (1000s)	100% rev. C$ (1000s)	25% Royalty C$ (1000s)	Net Oil Revenue $	Net Gas revenue $	Total $
2007	45,675	4,282	228,375	21,410	$74.00	$9.08	$511	$682	$170	$316,861	$194,461	$511,322
2008	33,800	3,169	168,998	15,844	$73.95	$9.35	$383	$510	$128	$234,333	$148,208	$382,541
2009	25,012	2,345	125,058	11,724	$64.90	$8.71	$254	$339	$85	$152,189	$102,105	$254,294
2010	18,509	1,735	92,543	8,676	$61.29	$8.46	$180	$240	$60	$106,351	$73,396	$179,748
2011	13,696	1,284	68,482	6,420	$62.51	$8.63	$136	$181	$45	$80,270	$55,404	$135,674
2012	10,135	950	50,677	4,751	$63.77	$8.75	$102	$136	$34	$60,595	$41,591	$102,185
2013	7,500	703	37,501	3,516	$65.04	$8.89	$77	$103	$26	$45,732	$31,255	$76,987
2014	5,550	520	27,750	2,602	$66.34	$9.03	$58	$77	$19	$34,519	$23,482	$58,001
2015	4,107	385	20,535	1,925	$67.67	$9.16	$44	$58	$15	$26,054	$17,638	$43,693
2016	3,039	285	15,196	1,425	$69.03	$9.30	$33	$44	$11	$19,667	$13,246	$32,914
2017	2,249	211	11,245	1,054	$70.41	$9.43	$25	$33	$8	$14,845	$9,945	$24,791
2018	1,664	156	8,321	780	$71.81	$9.63	$19	$25	$6	$11,205	$7,510	$18,714
	170,936	16,025	854,681	80,126			$1,821	$2,428	$607	$1,102,621	$718,243	$1,820,864
										61%	39%	

	Oil Prod	Gas Prod	Ad Valorum	Op Costs	Aband't	Capital costs	Future Net Cash Flow	Cumulative Cash Flow		
	Tax 4.6%	Tax 7.5%	4%			C$	C$	C$	Future Revenue at 10% Discount	
	C$	C$	C$	C$	C$		(1,000s)	(1,000s)	819,722	529,451
2007	$14,576	$14,585	$20,453	$4,247		$28,313	$429	$858	1,349,173	
2008	$10,779	$11,116	$15,302	$4,247			$341	$1,199		
2009	$7,001	$7,658	$10,172	$4,247			$225	$1,424		
2010	$4,892	$5,505	$7,190	$4,247			$158	$1,582		
2011	$3,692	$4,155	$5,427	$4,247			$118	$1,700		
2012	$2,787	$3,119	$4,087	$4,247			$88	$1,788		
2013	$2,104	$2,344	$3,079	$4,247			$65	$1,854		
2014	$1,588	$1,761	$2,320	$4,247			$48	$1,902		
2015	$1,199	$1,323	$1,748	$4,247			$35	$1,937		
2016	$905	$993	$1,317	$4,247			$25	$1,962		
2017	$683	$746	$992	$4,247			$18	$1,980		
2018	$515	$563	$749	$4,247	$2,831		$10	$1,990		
	$50,721	$53,868	$72,835	$50,963	$2,831	$28,313	$1,561			
	$177,423									
				C$						
				1,000s			Oil (61%)	Gas (39%)		
	Net present Value @ 0%			$1,561			$952	$609		
	Net Present Value @ 5%			$1,334			$814	$520		
	Net Present Value @ 10%			$1,162			$709	$453		
	Net Present Value @ 15%			$1,028			$627	$401		
	Net Present Value @ 20%			$922			$562	$359		

ALTERNATIVE MONTHLY REPORT UNDER
PART 4 OF NATIONAL INSTRUMENT 62-103

Reporting Issuer: **Boulder Mining Corporation ("Issuer")**

Report for the end of: **November 2006**

(a) *Name and address of the eligible institutional investor:*

RAB Special Situations (Master) Fund Limited ("**Special Situations**")
P.O. Box 908 GT
Walker House Mary Street
George Town, Cayman Islands

(b) *Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:*

Since the last report filed by Special Situations under Part 4 for the Issuer, there is a net decrease in Special Situations' holdings of 1,174,834 common shares ("**Shares**") of the Issuer representing a net decrease of 0.87% in Special Situations' securityholding percentage for that class of the Issuer's securities.

(c) *Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:*

Special Situations holds 14,000,000 Shares and 2,000,000 warrants ("**Warrants**") of the Issuer (collectively the "**Securities**"). The Securities represent approximately 11.80% of the issued and outstanding Shares of the Issuer on a partially diluted basis (assuming exercise in full of all convertible securities of the Issuer held by Special Situations) ("**Partially Diluted Basis**").

(d) *Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) (above) over which:*

(i) *the eligible institutional investor, either alone or together with any joint actors, has ownership and control:*

See section (c) above.

(ii) *the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:*

Not applicable.

(iii) *the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

Not applicable.

(e) *Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

Special Situations disposed of the Securities for investment purposes only and not with the purpose of influencing the control or direction of the Issuer. Special Situations may in the future, subject to market conditions, make additional investments in or dispositions of the Issuer's securities. However, Special Situations does not intend to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer.

(f) *General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

Not applicable.

(g) *Names of any joint actors required in connection with this report:*

Not applicable.

(h) *Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:*

Not applicable.

(i) *Eligibility to file reports under Part 4 in respect of the reporting issuer:*

Special Situations is eligible to file reports under Part 4 - Alternative Monthly Reporting System of National Instrument 62-103.

DATED this 11th day of December 2006.

RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED

By: (signed) "Benjamin Hill"
Name: Benjamin Hill
Title: Legal Counsel

Form 52-109F2 *Certification of Interim Filings*

I, ***Ronald Oligney, Chief Executive Officer of Boulder Mining Corporation***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Boulder Mining Corporation***, (the issuer) for the interim period ending ***September 30, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 29, 2006

"Ron Oligney"

Ronald Oligney
Chief Executive Officer

Form 52-109F2 ***Certification of Interim Filings***

I, ***James Grinnell, Chief Financial Officer of Boulder Mining Corporation***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Boulder Mining Corporation***, (the issuer) for the interim period ending ***September 30, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 29, 2006

"James Grinnell"

James Grinnell
Chief Financial Officer

Management Discussion and Analysis

November 24, 2006

Fellow Shareholders:

It gives me great pleasure to report that the acquisition of Opal Energy Inc. of Houston, Texas was completed on October 24th and that Opal Energy Inc. is now a wholly owned subsidiary. Importantly, the impressive team led by Ron Oligney is on board and dedicated to building a substantial natural gas exploration and production company. In respect of this acquisition, which reflects your company's focus in the natural gas exploration business, shareholders overwhelmingly approved a name change from Boulder Mining Corporation to Opal Energy Corp on November 16th. This name change is in the process of being registered and will become effective shortly. Once that is completed you can look forward to a new trading symbol which will be OPA.

We are also very pleased to report that Ron Oligney has been appointed to the position of CEO (Chief Executive Officer) as well as having been appointed to the board of directors of the Company. Ron is a very accomplished individual and is very focused on his stated goal of making Opal a successful company. He has put together an enviable team in Texas who along with an introduction to Ron himself are presented below.

Chief Executive, Ron Oligney, B.Sc., graduated with a Bachelor of Science in Petroleum Engineering from the University of Alaska. Mr. Oligney worked for Shell Oil as a drilling/production engineer and has since engaged in a wide-ranging private and public career as an entrepreneur, energy consultant and author. He has been involved in big energy projects. Mr. Oligney advises Fortune 500 Companies and various parties in Washington, D.C., the State of Texas and the State of Alaska.

Mr. Oligney has written for numerous papers and specialized publications and provides expert commentary for the major networks and for CNN, MSNBC, Bloomberg, Reuters and National Public Radio. He is co-author of the best selling book, "The Color of Oil." Mr. Oligney has held professorships at the Texas A & M University and the University of Houston. He was the principal negotiator for one of the first foreign petroleum joint ventures in the former Soviet Republic of Kazakhstan.

Vice President, Exploration; Don Squyres B.Sc. has more than 25 years of work experience as a professional geologist, including 15 years spent with Fortune 500 companies Exxon and DuPont. Most recently he was for 3 ½ years Senior Explorationist for a private company engaged in the development of a next generation of seismic direct hydrocarbon detection methodology using seismic data.

Vice President, Geophysics, Stephen Hoover M.Sc. brings over 30 years of experience in the Gulf Coast managing all aspects of the geophysical side of the business, including seismic acquisition programs. Former Chief Geophysicist with Coastal Oil and Gas and El Paso,

Vice President, Operations; Randy Pickett is a savvy operator who has a demonstrated ability to secure rigs in a very tight market. Randy brings to Opal 22 years of experience of operating and well experience in Texas, Louisiana, Mississippi, Alabama and Michigan.

Vice President – Land, Brandon Williford is an experienced South Texas landman who ran an independent land company before joining Opal.

A key element of this transaction is that your company will now have full spectrum operational capabilities ranging from generating prospects right through to drilling, and production. The range of business opportunities is now dramatically greater than it was formerly. The Opal business plan is focused on the Texas Gulf Coast where the Opal team lives and has many decades of professional experience. In many ways we have a home field advantage where deals can and are being struck with long term players in the South Texas network.

The Opal acquisition agreement was announced on July 18th and it closed on October 24th but during this waiting period we participated in the Britanco Aunt Audrey re-entry project which got underway on August 15th. The essence of this endeavor was to drill down through cement that was set in an old well with the idea of tapping into target zones that were indicated on the well logs but hadn't ever been developed. Once the cement was penetrated we found a significant quantity of gas was being generated from an old horizon and so this gas was combined with gas obtained by developing one of the target horizons. On November 14th we announced that the well was performing quite nicely and in fact, the numbers suggest a 6 month payback of invested capital.

Although it wasn't announced until after the quarter end, Opal Energy was very involved during the quarter in the negotiation of an exploration agreement with another private Texas company headed by a successful explorationist. In turn, Opal Energy has been negotiating with third parties to fund this initiative which consists of a 75 square mile seismic shoot and the drilling of ten exploration wells. This South Texas Exploration Program has an initial budget of $US 7 million for the acquisition of land rights and the shooting of the seismic program and a $US 9 million budget for the drilling of the 10 low risk prospects. Once the seismic data is received it will be processed with the view of identifying what could be dozens of high quality first look targets.

The first prospect drilled pursuant to the South Texas Exploration Program is the Sue Ann Tacquard #1 well which was spudded in Galveston County. On October 13th we reported that the well logs looked good and that the well would be hooked up to the nearby pipeline. Once that well stabilizes we will report on its performance as well.

Looking forward to progress between now and year end, we anticipate a number of events including the signing of a formal agreement with our South Texas Exploration Program participants, receiving and approving a number of low risk drilling prospects, securing at least one major high impact drilling opportunity and continued progress on tying up the land for our seismic shoot. Early in the new year we intend to be very active with the South Texas Exploration Program swinging into high gear with the drilling of one or two wells per month in the first half of the year.

These are exciting times for your Company with the infusion of Opal Energy Inc's talented and energetic management team. The activity level will be scaling up and the asset value of you company should accrete accordingly. We look forward to reporting our progress along the way.

Sincerely

John McAdam

John McAdam
President
Boulder Mining Corporation
(soon to be renamed Opal Energy Corp)

OPAL ENERGY

1. Discussion of Operations and Financial Condition

The loss during the three months ended September 30, 2006 (the "Current Period") was $114,563 as compared to a loss of $94,606 during the comparative period in 2005 (the "Prior Period"): an increase in loss of $ 19,957.

The Administration Costs were slightly higher in the Current Period $135,660 as compared to $100,483 in the prior period, a increase of $7,207. This increase is primarily due to an increase of management fees and salaries offset by reductions in stock based compensation cost and prospecting costs in the current period.

The Annual Report to Shareholders including the Company's audited financial statements for the year ended December 31, 2005 provides further review of its operations.

2. Financing, Principle Purposes and Milestones

During the first quarter, the Company completed financings totaling $1.45 million and received an additional $4.6 million from the exercise of warrants. These funds are to be used primarily for natural gas exploration expenditures during the year. Management will consider all its options before investing any further funds in the Indian River Gold Project.

On July 18th the Company announced the agreement to acquire Opal Energy Inc., ("Opal"); a Texas based oil and gas exploration company. The intent of the acquisition was to accelerate Boulder's current natural gas strategy and bring in house the talented Opal management team led by Mr. Ron Oligney. The agreement was subject to successful due diligence by both parties and to the receipt of regulatory approval by September 15, 2006 unless otherwise extended by Opal. The consideration to be paid by Boulder for the acquisition of Opal was the issuance of 18 million common shares of Boulder to Ron Oligney and the assumption of US$700,000 of liabilities of Opal. The shares issued will be subject to a time release agreement such that 25% of the shares shall be relieved from resale restriction every 6 months. This transaction was completed as reported on October 24, 2006.

On August 15th, Boulder and Opal, announced that they had agreed to co-fund and have mobilized a completion rig, to the Britanco Aunt Audrey #1 well re-entry project located in Bee County, Texas. This was a low cost, low risk undertaking in a productive. There is a packer stuck in the Britanco well at 6,922' which has to be retrieved in order to re-complete the well in the deeper Wilcox objectives.

Boulder and Opal, together, funded 100% of the project; contributing 86.5% and 13.5% respectively. The cost of drilling and completing the Britanco Audrey well was estimated at US$175,000 and Boulder paid Opal a Prospect Fee and Management Fee totaling $25,000. In return for funding the project, Boulder and Opal receive a 50% Working Interest, net of gathering costs, royalties and state excise taxes which was to be assigned to Boulder and Opal in the ratio of 86.5% and 13.5% respectively. The ratio 86.5%:13.5% is reflective of the percentage of shares of Boulder that existing and Opal shareholders respectively, would own of the total, after giving effect to the issuance of shares of Boulder for the Opal acquisition as announced July 18, 2006. In other words, this re-entry project had a neutral impact to the acquisition agreement and as such, there was no intent to amend the acquisition agreement.

3. **Subsequent Events**

On October 2, 2006, the Company announced that a proposed name change from Boulder Mining Corporation to Opal Energy Corp. in order to simplify the public dialogue in describing the combined business of the two companies. See comments of November 17, 2006 below.

On October 2, 2006, the Company provided the following overview of Opal's business strategy to concentrate on the Gulf Coast of Texas focusing primarily on natural gas plays with the view of building asset value through the drill bit. To that end, Opal has been very active in generating and acquiring Prospects as well as identifying areas for potential seismic shoots. Shooting 3-D Seismic in a prospective area for the first time should provide numerous high quality "first look" Prospects and of course a strategic advantage over competitors who do not have access to such data. Opal has entered into an Exploration Agreement with a private Texas company headed by a successful explorationist with an outstanding track record. This Exploration Agreement outlines the opportunity to:

1. select and drill 12 high quality Prospects generated by the private company;
2. undertake a 3-D seismic shoot in a well researched highly prospective area;
3. generate high quality Prospects by processing the 3-D Seismic data and;
4. drill such Prospects

To fund these activities Opal has put together a South Texas Exploration Proposal comprised of:

1. a 10 well drilling package having a $US 9 million budget,
2. the 3-D Seismic Shoot described above with a $US 7million budget and
3. a right of first refusal to fund drilling of the Prospects generated by processing the 3-D Seismic data

Opal is currently in discussions with other companies that have expressed an interest in co-funding the South Texas Exploration Proposal in which Opal has undertaken to fund 25% of the costs on the same basis as the other Funding Companies. Opal by virtue of arranging this opportunity will be entitled to certain Carried Interests and Over Ride Royalty Interests in addition to its 25% Working Interest.

The plan, pursuant to the South Texas Exploration Proposal, is to drill the 10 wells over the next 9 to 12 months, complete the 3-D Seismic Shoot over the next 9 to 12 months and begin generating Prospects quickly after the receipt of the 3-D Seismic processed data with the view of presenting these high quality opportunities to the Funding Companies (including Opal) for further investment.

On October 13, the Company provided the following update on Opal's field activities:

Sue-Ann Tacquard # 1 Well – (50% working interest for South Texas Funding Group of which Opal has a 25%interest)
Based on the results from well logging and repeat formation testing, the decision was made to complete, for production, the Sue-Ann Tacquard #1 Well located in Galveston Co., Texas.

Britanco Aunt Audrey # 1 Re-entry Well – (50% working interest)
The Aunt Audrey re-entry project located in Bee County, Texas, having cleared all obstructions, had encountered natural gas which was attributed to an old zone that was thought to be depleted. The well was hooked into the pipeline system with the view of performing production testing on

this unexpected zone of natural gas. The original targets of the re-entry project are still intact, will be tested and brought on stream as the overall production strategy for the well is formulated. An update will be issued once the well's production characteristics are established and stabilized.

Also on October 13, the Company announced that stock options to purchase an aggregate of 8 million common shares (representing less than 10% of the issued and outstanding shares of Boulder) had been granted, subject to regulatory approval, to directors, management and consultants of Boulder. The holders of the options may purchase their allocated number of common shares of Boulder at a price of $0.25 per share on or before October 12, 2011. The options are subject to Boulder's two year vesting schedule and any shares acquired pursuant to the option agreements may not be sold within 4 months of granting.

On October 24, the Company reported that the acquisition of Opal Energy Inc. ("Opal"), a private Texas oil and gas company led by Mr. Ron Oligney had been completed on the terms as reported in the Company's press release dated July 18, 2006. The consideration to be paid by Boulder for the acquisition of Opal was the issuance of 18 million common shares of Boulder to Ron Oligney and the assumption of approximately US$700,000 of liabilities of Opal. The shares issued are subject to a time release agreement such that 25% of the shares shall be relieved from resale restriction every 6 months. In addition, Mr. Oligney has been appointed Chief Executive Officer ("CEO") and a director of Boulder.

On October 30, the Company announced that Opal, appointed Stephen P. Hoover, M.Sc., to the position of Vice President, Geophysics. Mr. Hoover joins the Opal Energy Inc. exploration group in Katy, Texas.

On November 14, the Company presented an update on the performance of the Britanco Aunt Audrey No. 1 re-entry well in which Opal has a 50% working interest. The successful re-entry of the Aunt Audrey No. 1 was completed in mid-October. The objective Wilcox sand was perforated, tested, connected to the sales line and is now producing on an 8/64" choke at a stabilized rate of 585-600 Mcf (thousand cubic feet) a day with 20-25 bbls (barrels) a day of condensate and no water. Prior to completing the main objective sand at 7,900 feet, the well was cleaned out to a depth of 8,015 feet. Two deeper zones that were completed by the previous operator in the 1970s were tested and found to produce 60-100 Mcf and 1-2 bbls of condensate a day on a 12/64 choke. These lower zones were left open since no appreciable water production was observed during the test. The Aunt Audrey No. 1 well has two additional shallower objective zones that will be tested in the future and may impact the overall production strategy for the well. Reserves will be established and reported pursuant to National Policy 51-101 in due course.

Total cost borne by Opal for the re-entry was $326,000. Through an arrangement with Britanco, LLC, Opal was able to avoid approximately $125,000 in well hook-up costs by piggy-backing on existing production infrastructure.

On November 17, 2006 the Company announced that shareholders voted overwhelmingly in favour of; **1)** changing the name of Boulder Mining Corporation to **Opal Energy Corp, 2)** approving the continuance of Boulder from the Business Corporations Act (Ontario) to that of a British Columbia Corporations Act (British Columbia)and **3)** approving the amendment to Boulder's Incentive Stock Option Plan such that the Company will allocate and reserve up to 10% of its issued common shares from time to time for the purpose of granting options under the Rolling Plan.

The name change to **Opal Energy Corp** will be registered shortly at which point Opal will apply to trade under the new trading symbol "**OPA**" on the TSX Venture Exchange. Opal's new website will be www.opalenergy.ca.

4. Liquidity and Solvency

As at September 30, 2006, the Company had a cash balance of $3,818,267, accounts receivable of $444,751 and a working capital of $4,394,630. This compares to cash of $426,905, accounts receivable of $590,970 and a working capital of $ 940,280 at year end 2005.

As noted under Financing, the Company raised $1.5 million in March 2006 through the issue of 30 million units priced at $0.05 per unit. Each unit comprises one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.10 prior to March 1, 2007 and $4.6 million in early March 2006 through the exercise of 22.8 million warrants. These funds will be used to provide working capital and funding for oil and gas exploration projects.

5. Disclosure and Financial Reporting Controls

Management is satisfied with the effectiveness of the Company's disclosure controls and procedures employed during the current quarter and more specifically, at June 30, 2006.

The Company has not made any change in internal control over financial reporting during the past year.

Outlook

The Company expects to rely upon equity subscriptions to satisfy its capital requirements, including capital to finance its major exploration activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.

Selected Annual Information

	For the years ended December 31		
	2005	2004	2003
Total revenues (Interest & other income)	36,071	20,487	1,006
Loss before write off of mineral properties and Future income tax recovery	430,125	487,056	382,563
Future income tax recovery	-	435,507	0
Loss for the year	458,163	473,263	720,836
Loss for the year per share	0.01	0.01	0.03
Total assets	5,833,707	3,221,634	1,860,210
Total long-term financial liabilities	17,653	0	0

Summary of Quarterly Results

	For the quarters ended:			
	Sept. 30, 2006	June 30, 2006	March 31,2006	Dec. 31, 2005
Total revenues	21,098	19,895	5,769	12,067
Loss before write off of mineral properties and Future income tax recovery	114,563	138,802	89,139	120,051
Loss for the period	114,563	2,104,707	1,189,728	120,051
Loss for the period per share	0.00	0.02	0.02	0.00

	For the quarters ended:			
	Sept. 30, 2005	June 30, 2005	March 31,2005	Dec. 31, 2004
Total revenues	5,877	12,337	5,790	1,915
Loss before write off of mineral properties and Future income tax recovery	94,606	94,751	120,717	129,240
Loss for the period	94,606	122,789	120,717	94,957
Loss for the period per share	0.00	0.00	0.00	0.00

BOULDER
Mining Corporation

VIA SEDAR

TO: **British Columbia Securities Commission**
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Attention: Corporate Reporting

November 29, 2006

Dear Sirs:

Re: Boulder Mining Corporation

We confirm that the following documents are filed on SEDAR:

- September 30, 2006 Interim Financial Statements
- Management report to the Shareholders.

We declare that on November 29, 2006 the above documents were sent by prepaid mail to those shareholders on the Corporation's supplemental mailing list. However, we have not mailed material to shareholders in cases where notices or other documents have been returned undelivered by the Post Office on three consecutive occasions.

Yours truly,

BOULDER MINING CORPORATION

James G. Grinnell

James G. Grinnell
CFO

#951 - 409 Granville Street, Vancouver, BC, V6C 1T2 Phone: (604) 899-4300 Fax: (604) 899-4303

QUARTERLY FINANCIAL STATEMENTS

(UNAUDITED)

September 30, 2006

Boulder Mining Corporation

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the company have been prepared by and are the responsibility of the company's management. The company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"John H. McAdam"
President

"James G. Grinnell"
Chief Financial Officer

Date: November 28, 2006

BOULDER MINING CORPORATION
BALANCE SHEETS

AS AT:

	September 30 2006 Un-audited	December 31 2005 Audited
ASSETS		
Current		
Cash	$ 3,818,267	$ 426,905
Receivables	444,751	590,970
Exploration advances	168,788	-
	4,431,806	1,017,875
Capital Assets (net) (Note 6)	593,388	615,238
Loans receivable (Note 7)	267,600	
Resource properties (Note 3)	3,107,638	4,165,594
Other assets (Note 5)	35,000	35,000
Total assets	$ 8,435,432	$ 5,833,707
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 12,930	$ 52,518
Current portion of Capital Leases Payable (Note 8)	24,246	25,075
	37,176	77,593
Long Term Debt		
Long term portion of Capital Leases Payable (Note 8)	-	17,653
	37,176	95,246
Shareholders' equity		
Capital stock (Note 9)		
Authorized		
Unlimited number of common shares and Class A shares		
Issued		
115,296,450 (2005 – 62,488,333) common shares	40,892,319	34,823,526
5,057 (2005 – 5,057) Class A shares, Series 1	37,927	37,927
Contributed surplus (Note 7)	299,492	299,492
	41,229,738	35,160,945
Deficit	(32,831,482)	(29,422,484)
Net shareholders' equity	8,398,256	5,738,461
Total liabilities and shareholders' equity	$ 8,435,432	$ 5,833,707

Nature and continuance of operations (Note 1)

On behalf of the Board:

"Ken Thorsen" Director *"John H. McAdam"* Director

The accompanying notes are an integral part of these financial statements.

BOULDER MINING CORPORATION
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30

	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
	Un-audited	Un-audited	Un-audited	Un-audited
EXPENSES				
Advertising and promotion	$ -	$ 100	$ 1,916	$ 8,628
Consulting	25,500	27,000	74,000	92,250
Management fees paid	27,870	-	27,870	-
Office and sundry	9,646	5,419	22,505	16,256
Professional fees	-	-	10,165	4,536
Prospecting	-	28,231	-	28,231
Rent	9,448	5,871	23,868	17614
Salaries	45,052	9,032	128,533	88,039
Shareholder information	4,149	9,770	12,438	36,270
Stock-based compensation	-	13,639	-	27,278
Transfer agent and regulatory fees	2,433	1,421	14,395	14,032
Travel	11,562	-	26,847	944
	135,660	100,483	314,567	334,078
Loss before other items	(135,660)	(100,483)	(342,537)	(334,078)
OTHER ITEMS				
Write-off of mineral properties (Note 3)	-	-	(3,086,388)	(28,038)
Foreign exchange loss	(1)		26,834	
Interest and other income	21,098	5,877	46,761	24,004
	21,097	5,877	(3,066,461)	(4,034)
Loss for the period	(114,563)	(94,606)	(3,408,998)	(338,112)
Deficit, beginning of the period	(32,716,919)	(29,207,827)	(29,422,484)	(28,964,321)
Deficit, end of the period	$ (32,831,482)	$ (29,302,433)	$ (32,831,482)	$ (29,302,433)
Basic and diluted loss per common share	$ (0.00)	$ (0.00)	$ (0.03)	$ (0.01)
Weighted average number of common shares outstanding	115,296,450	62,488,333	102,858,089	56,102,252

The accompanying notes are an integral part of these financial statements.

BOULDER MINING CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30

	Three months ended Sept 30		Nine months ended Sept. 30	
	2006	2005	2006	2005
	Un-audited	Un-audited	Un-audited	Un-audited
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (114,563)	$ (94,606)	$ (3,408,998)	$ (338,112)
Items not affecting cash:				
Stock-based compensation	-	13,639	-	27,278
Value attached to warrant – property acquisition	-	-	-	8,193
Proceeds of capital asset disposal	5,000		5,000	
Depreciation	913	176,749	22,002	242,527
Write-off of mineral properties	-	-	3,086,388	28,038
Changes in non-cash working capital items:				
Decrease (Increase) in receivables	512,352	(335,275)	151,664	(374,093)
Decrease (Increase) in exploration advances	(166,051)	(10,030)	(166,031)	(13,247)
Increase (Decrease) in accounts payable	(18,773)	(75,192)	(39,588)	(6,219)
Net cash used in operating activities	218,878	(324,708)	(357,765)	(425,635)
CASH FLOWS FROM INVESTING ACTIVITIES				
Fixed asset acquisition	-	(210,888)	(5,153)	(932,512)
Loans receivable	(267,600)		(267,600)	
Mineral property costs	(63,618)	(603,360)	(2,028,431)	(1,567,971)
Net cash used in investing activities	(331,218)	(814,248)	(2,301,184)	(2,492,798)
CASH FLOWS FROM FINANCING ACTIVITIES				
Long term debt incurred	-	-	-	56,000
Repayment of Long term debt	(6,483)	(5,654)	(18,482)	(7,482)
Issue of common shares for cash	(50,575)	-	6,068,793	3,182,744
Net cash provided by financing activities	(57,058)	(5,654)	6,050,311	3,231,262
Net increase (decrease) in cash during the period	(169,398)	(1,144,610)	3,391,362	312,829
Cash, beginning of the period	3,987,665	1,772,083	426,905	314,644
Cash, end of the period	$ 3,818,267	$ 627,473	$ 3,818,267	$ 627,473

Supplemental disclosures with respect to cash flows (Note 10)

The accompanying notes are an integral part of these financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

Boulder Mining Corporation (the "Company") is the result of an amalgamation of McAdam Resources Inc., Konteko Resources Inc., and Tashota Nipigon Mines Ltd. under the laws of the province of Ontario pursuant to articles of amalgamation dated December 1, 1988. Its principal business activities are the exploration and development of resource properties. All of the Company's resource properties are located in Canada and the United States.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	September 30 2006	December 31 2005
Working capital	$ 4,394,630	$ 940,282
Deficit	(32,831,482)	(29,422,484)

2. BASIS OF PRESENTATION

These interim un-audited financial statements for the three and nine months ended September 30, 2006 should be read in conjunction with the audited financial statements for the company's most recently completed fiscal year ended December 31, 2005 and the un-audited financial statements from March 31, 2006 and June 30, 2006. They do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. They have been prepared using the same accounting policies and methods as those used in the December 31, 2005 annual financial statements. Certain of the comparative figures have been reclassified to conform with the current period's presentation.

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RESOURCE PROPERTIES

	Tevrede Property, Northwestern Namibia	Indian River Property, Klondike Gold District Yukon Territory		Total Sept. 30 2006
Acquisition costs	$ 21,000	$ 603,872	$ -	$ 624,872
Deferred exploration costs incurred during the year:				
Amortization on equipment	-	20,802	-	20,802
Sampling and bulk testing	-	11,405	-	11,405
Site reclamation		30,676		30,676
Field, office and miscellaneous	-	15,394	-	15,394
Vehicles, heavy equipment rentals and fuel	-	20,367	-	20,367
Consultants, salaries and management fees	-	6,112	-	6,112
Deferred during the period	-	104,756	-	104,756
Balance, beginning of year	1,252,738	2,412,984	-	3,665,722
Recovery of costs	-	(13,974)	-	(13,974)
Total deferred exploration costs	1,252,738	2,503,766	-	3,756,504
Written-off during the year	(1,273,738)	-	-	(1,273,738)
Total resource property costs	$ -	$ 3,107,638	$ -	$ 3,107,638

3. RESOURCE PROPERTIES (cont'd…)

	Tevrede Property, Northwestern Namibia	Indian River Property, Klondike Gold District Yukon Territory	50% Joint Venture claims with Western Prospector Group, Klondike Gold District Yukon Territory	Total 2005
Acquisition costs	$ 21,000	$ 478,872	$ 28,038	$ 527,910
Deferred exploration costs incurred during the year:				
Amortization of equipment	-	317,274	-	317,274
Sampling and bulk testing	-	854,425	-	854,425
Field, office and miscellaneous	3,561	289,860	-	293,421
Vehicles, heavy equipment rentals and fuel	-	507,736	-	507,736
Consultants, salaries and management fees	4,062	281,673	-	285,735
Deferred during the period	7,623	2,250,968	-	2,258,591
Balance, beginning of year	1,245,115	854,697	-	2,099,812
Recovery of costs	-	(692,681)	-	(692,681)
Total deferred exploration costs	1,252,738	2,412,984	-	3,665,722
Written-off during the year	-	-	(28,038)	(28,038)
Total resource property costs	$ 1,273,738	$ 2,891,856	$ -	$ 4,165,594

3. RESOURCE PROPERTIES (cont'd…)

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many resource properties. The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tevrede property, Namibia

On April 12, 2006 the Company was advised by Springbok Resources Inc. that it does not intend to make further expenditures to earn an interest in the Tevrede Project in Namibia. The Company in turn notified Helio Resource Corporation that it will no longer pursue its interest in the Tevrede Project has reverted to Helio Resource Corporation. The expenses related to acquisition and exploration of this property was written off during the second quarter.

Indian River paleo channel gold project, Yukon

On March 2, 2004, the Company signed a letter of agreement with Western Prospector Group Ltd. to earn a 70% joint venture interest in the Indian River Paleo Channel Project, located in the Klondike gold district, Yukon, Canada.

On May 2, 2005, the Company signed an Assignment and Assumption Agreement with Western Prospector Group Ltd. to acquire a 100% interest in the Indian River Paleo Channel Project by making payments totaling $225,000 and issuing 700,000 units. Each unit was comprised of one common share and one half share purchase warrant priced at market at the time of issuance. ($0.14 per share)

The $100,000 due on signing has been paid and the 700,000 units have been issued. The Company was required to make an additional payment of $125,000 by December 31, 2005. By agreement with the vendor, the final payment was deferred until early January, 2006. Pursuant to this amended agreement the Company now owns 100% of the project subject to a net smelter return royalty of 2 ½ % (2006) and 3% (2007 onward) to Western Prospector Group Ltd. plus a 2% NSR to the underlying vendor.

4. OIL AND GAS PROPERTIES

During the year, the Company signed an agreement with Opal Energy Inc. ("Opal"), to earn working interests in three petroleum and natural gas leases, located in Texas, USA. An initial 3 well program was planned with the Company retaining a right of first refusal on further prospects generated within the lands as defined in the agreement.

The agreement specified that a three (3) well program would be undertaken but in light of the fact the first two (2) wells were not successful, Opal has been actively reviewing high quality gas prospects for presentation to the Company for consideration of participation.

Under the terms of the agreement, the Company could earn its interest in the wells as follows:

a) Encino Well:

The Company was required to pay $210,000 on or before January 15, 2006 and 74.67% of the costs disclosed in the Authorization for Expenditure ("AFE") to earn a 56% working interest in the well. The Company advanced $774,000 towards the completion of this well.

4. OIL AND GAS PROPERTIES continued

On April 25, 2006 the Company reported that the well drilled on the Roche Prospect in Refugio County, Texas (The Encino Well) reached depth of 7,050 feet. Gas was encountered in two predicted targets as well as in several other thin sand units. The oil prone target was also encountered. Repeat formation tests conducted on the lower gas target and the oil bearing target returned too much water to be viable and the other gas bearing sand horizons were deemed to be too thin to be viable on a stand alone basis. The Company's costs related to this project, $692,696, were written off during the second quarter.

a) Cage Well:
The Company was required to pay 20% of the cost of the well, no more than 15 calendar days following the presentation of the AFE and 100% of the costs disclosed in the AFE to earn a 75% working interest in the well.

On March 29, 2006 the Company reported that the well drilled on the Cage NW Prospect in Brooks County, Texas had reached target depth of 8098 feet. The hole has been logged and a careful review of the logs did not indicate the presence of sufficient quantities of hydrocarbons to warrant completing the well. The well was plugged. The Company's costs attached to this project, $1,100,588, were written off during the first quarter.

5. OTHER ASSETS

Other assets comprise a reclamation bond of $35,000 posted with the Government of British Columbia.

6. EQUIPMENT

	September 30, 2006			December 31, 2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Camp, office equipment	$ 105,366	$ 41,882	$ 63,484	$ 100,213	$ 33,792	$ 66,421
Non-mobile equipment	106,683	37,265	69,418	106,683	25,602	81,081
Heavy equipment and vehicles	712,116	251,630	460,486	725,616	257,880	467,736
	$ 924,165	$ 330,777	$ 593,388	$ 932,912	$ 317,274	$ 615,238

Included in heavy equipment is survey equipment with a cost of $56,000 and a net book value of $43,556 acquired through a capital lease.

7. LOANS RECEIVABLE

On September 7, 2006, the Company advanced US $240,000 on behalf of Opal Energy Inc. as the initial deposit towards undertaking a 3-D seismic shoot in a well researched highly prospective area

8. CAPITAL LEASE

	September 30, 2006	December 31, 2005
Capital Lease obligation	$ 24,246	$ 42,728
Current portion of capital lease obligation	24,246	25,075
Long term portion of capital lease obligation	$ -	$ 17,653

On June 1, 2005, the Company entered into a 27 month capital lease contract for the purchase of certain survey equipment. The survey equipment is classified as a depreciable asset and recorded at a cost equal to the present value of the lease payments due of $56,000. During the fiscal years ended December 31, 2006 and 2007 the minimum lease payments will be $28,932 and $19,288 respectively. Title of the survey equipment will transfer to the Company at the option of the Company on May 1, 2007 upon payment of $5,600. The amount representing interest over the term of the lease is $8,251

9. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Common shares issued			
Balance, December 31, 2004	39,387,699	31,625,782	264,020
Tevrede property	200,000	34,000	-
Indian River Project (a)	700,000	98,000	8,194
Private placement (units of 1 share and 1 warrant) (b)	22,200,000	3,065,744	-
Stock-based compensation	-	-	27,278
Balance, December 31, 2005	62,487,669	$ 34,823,526	$ 299,492
Private placement (units of 1 share and 1 warrant) (c)	30,000,000	$ 1,446,025	-
Exercise of warrants	22,808,117	$ 4,622,768	-
Balance, September 30, 2006	115,295,786	$ 40,892,319	$ 299,492

a) The Company issued 700,000 units (350,000 warrants) in 2005 as final settlement and 300,000 units (300,000) shares and 150,000 warrants) in 2004 as partial settlement related to the Indian River Paleo Channel gold project (Note 3).

b) During the quarter ended March 31, 2005, the Company issued a total of 22,200,000 units with warrants attached to them for net proceeds of $3,065,744. Each unit was comprised of one common share and one share purchase warrant.

c) During the quarter ended March 31, 2006, the Company issued a total of 30,000,000 units with warrants attached to them for net proceeds of $1,496,600. Each unit was comprised of one common share and one share purchase warrant.

9. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Class A Shares, Series 1

The Company has issued and outstanding 5,057 (2005 – 5,057; 2004 – 5,057) Class A shares.

The Class A shares, Series I, are non-voting and are convertible into common shares at any time on the basis of 6.67 common shares for each Series I share held.

Warrants

The following is a summary of warrants at September 30, 2006 and December 31, 2005 and changes during the years then ended:

	Sepember 30, 2006			December 31, 2005		
	Number of Warrants		Weighted Average Exercise Price	Number of Warrants		Weighted Average Exercise Price
Outstanding, beginning of period	27,072,800	$	0.34	7,131,028	$	0.26
Exercised	22,808,117		-	-		0.22
Expired	(4,264,683)		0.31	(2,638,228)		0.16
Issued	30,000,000		0.10	22,550,000		0.30
Outstanding, end of the period	30,000,000	$	0.10	27,042,800	$	0.34

At March 31, 2006 and December 31, 2005, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants June. 30, 2006	Number of Warrants Dec. 31, 2005
March 11, 2006	0.30	-	3,532,800
March 14, 2006	0.20	-	22,200,000
April 24, 2006	0.30	-	960,000
June 16, 2006	0.14	-	350,000
March 1, 2007	0.10	30,000,000	
		30,000,000	27,042,800

9. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Stock options

Under the Company's stock option plan, the Company may grant options for up to 11,445,000 common shares to directors, employees and consultants at a minimum exercise price to be determined by the closing market value on the day prior to the date of grant. Under the plan options vest as follows: One-quarter vest upon the grant date and a further one-quarter after each of the following three six-month periods. The Company may elect from time to time to waive or reduce the vesting periods based on reasonable determination by the Board of Directors. The options can be granted for a maximum term of 5 years.

The following is a summary of stock options at September 30, 2006 and December 31, 2005 and changes during the years then ended:

	Year ended September 30,2006		Year ended December 31, 2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of the year	1,530,000	$ 0.25	2,325,000	$ 0.23
Cancelled (a)	-		(795,000)	0.24
Expired	(20,000)	$ 0.20		0.20
Granted	-		-	0.25
Outstanding number of options currently exercisable, end of the period	1,510,000	$ 0.25	1,530,000	$ 0.25

(a) Options were cancelled during the year ended December 31, 2005, after the 90 day waiting period following the date on which four directors were not reelected as directors.

At September 30, 2006 and December 31, 2005 the following options were outstanding to directors, officers and employees:

Expiry Date	Exercise Price	Number of Options Sept. 30, 2006	Number of Options Dec 31, 2005
May 2, 2006	$ 0.20		20,000
December 19, 2006	0.20	40,000	40,000
February 21, 2007	0.20	100,000	100,000
June 27, 2007	0.25	870,000	870,000
May 6, 2008	0.25	200,000	200,000
March 5, 2009	0.25	200,000	200,000
March 15, 2009	0.29	100,000	100,000
		1,510,000	1,530,000

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.
The weighted average fair value of each option granted during the current quarter and the past year was $Nil.

10. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

During the year ending December 31, 2005, the Company issued 900,000 shares for mineral exploration properties valued at $132,000 (representing market value at time of issue).

11. RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

a) Included in December 31, 2005 accounts payable is $6,473 owed to a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12. SUBSEQUENT EVENTS

On October 2, 2006, the Company announced that a proposed name change from Boulder Mining Corporation to Opal Energy Corp. in order to simplify the public dialogue in describing the combined business of the two companies. See comments of November 17, 2006 below.

On October 2, 2006, the Company provided the following overview of Opal's business strategy to concentrate on the Gulf Coast of Texas focusing primarily on natural gas plays with the view of building asset value through the drill bit. To that end, Opal has been very active in generating and acquiring Prospects as well as identifying areas for potential seismic shoots. Shooting 3-D Seismic in a prospective area for the first time should provide numerous high quality "first look" Prospects and of course a strategic advantage over competitors who do not have access to such data. Opal has entered into an Exploration Agreement with a private Texas company headed by a successful explorationist with an outstanding track record. This Exploration Agreement outlines the opportunity to:

1. select and drill 12 high quality Prospects generated by the private company;
2. undertake a 3-D seismic shoot in a well researched highly prospective area;
3. generate high quality Prospects by processing the 3-D Seismic data and;
4. drill such Prospects

To fund these activities Opal has put together a South Texas Exploration Proposal comprised of:

1. a 10 well drilling package having a $US 9 million budget,
2. the 3-D Seismic Shoot described above with a $US 7million budget and
3. a right of first refusal to fund drilling of the Prospects generated by processing the 3-D Seismic data

Opal is currently in discussions with other companies that have expressed an interest in co-funding the South Texas Exploration Proposal in which Opal has undertaken to fund 25% of the costs on the same basis as the other Funding Companies. Opal by virtue of arranging this opportunity will be entitled to certain Carried Interests and Over Ride Royalty Interests in addition to its 25% Working Interest.

The plan, pursuant to the South Texas Exploration Proposal, is to drill the 10 wells over the next 9 to 12 months, complete the 3-D Seismic Shoot over the next 9 to 12 months and begin generating Prospects quickly after the receipt of the 3-D Seismic processed data with the view of presenting these high quality opportunities to the Funding Companies (including Opal) for further investment.

12. SUBSEQUENT EVENTS (continued)

On October 13, the Company provided the following update on Opal's field activities:

Sue-Ann Tacquard # 1 Well – (50% working interest for South Texas Funding Group of which Opal has a 25%interest)
Based on the results from well logging and repeat formation testing, the decision was made to complete, for production, the Sue-Ann Tacquard #1 Well located in Galveston Co., Texas.

Britanco Aunt Audrey # 1 Re-entry Well – (50% working interest)
The Aunt Audrey re-entry project located in Bee County, Texas, having cleared all obstructions, had encountered natural gas which was attributed to an old zone that was thought to be depleted. The well was hooked into the pipeline system with the view of performing production testing on this unexpected zone of natural gas. The original targets of the re-entry project are still intact, will be tested and brought on stream as the overall production strategy for the well is formulated. An update will be issued once the well's production characteristics are established and stabilized.

Also on October 13, the Company announced that stock options to purchase an aggregate of 8 million common shares (representing less than 10% of the issued and outstanding shares of Boulder) had been granted, subject to regulatory approval, to directors, management and consultants of Boulder. The holders of the options may purchase their allocated number of common shares of Boulder at a price of $0.25 per share on or before October 12, 2011. The options are subject to Boulder's two year vesting schedule and any shares acquired pursuant to the option agreements may not be sold within 4 months of granting.

On October 24, the Company reported that the acquisition of Opal Energy Inc. ("Opal"), a private Texas oil and gas company led by Mr. Ron Oligney had been completed on the terms as reported in the Company's press release dated July 18, 2006. The consideration to be paid by Boulder for the acquisition of Opal is the issuance of 18 million common shares of Boulder to Ron Oligney and the assumption of approximately US$700,000 of liabilities of Opal. The shares issued are subject to a time release agreement such that 25% of the shares shall be relieved from resale restriction every 6 months. In addition, Mr. Oligney has been appointed Chief Executive Officer ("CEO") and a director of Boulder.

On October 30, the Company announced that Opal, appointed Stephen P. Hoover, M.Sc., to the position of Vice President, Geophysics. Mr. Hoover joins the Opal Energy Inc. exploration group in Katy, Texas.

On November 14, the Company presented an update on the performance of the Britanco Aunt Audrey No. 1 re-entry well in which Opal has a 50% working interest. The successful re-entry of the Aunt Audrey No. 1 was completed in mid-October. The objective Wilcox sand was perforated, tested, connected to the sales line and is now producing on an 8/64" choke at a stabilized rate of 585-600 Mcf (thousand cubic feet) a day with 20-25 bbls (barrels) a day of condensate and no water. Prior to completing the main objective sand at 7,900 feet, the well was cleaned out to a depth of 8,015 feet. Two deeper zones that were completed by the previous operator in the 1970s were tested and found to produce 60-100 Mcf and 1-2 bbls of condensate a day on a 12/64 choke. These lower zones were left open since no appreciable water production was observed during the test. The Aunt Audrey No. 1 well has two additional shallower objective zones that will be tested in the future and may impact the overall production strategy for the well. Reserves will be established and reported pursuant to National Policy 51-101 in due course.

Total cost borne by Opal for the re-entry was $326,000. Through an arrangement with Britanco, LLC, Opal was able to avoid approximately $125,000 in well hook-up costs by piggy-backing on existing production infrastructure.

On November 17, 2006 the Company announced that shareholders voted overwhelmingly in favour of; **1)** changing the name of Boulder Mining Corporation to **Opal Energy Corp, 2)** approving the continuance of Boulder from the Business Corporations Act (Ontario) to that of a British Columbia Corporations Act (British Columbia)and **3)** approving the amendment to Boulder's Incentive Stock Option Plan such that the Company will allocate and reserve up to 10% of its issued common shares from time to time for the purpose of granting options under the Rolling Plan.

The name change to **Opal Energy Corp** will be registered shortly at which point Opal will apply to trade under the new trading symbol "**OPA**" on the TSX Venture Exchange. Opal's new website will be www.opalenergy.ca.

CORPORATE INFORMATION

DIRECTORS

Nelson Baker, B.Sc., P.Eng.
Geological Engineer

John H. McAdam, B.Sc., P.Eng. *Geological Engineer*

Ronald Oligney, B. Sc., Petroleum Engineering

Ken R. Thorsen, B.Sc., P.Eng,
Consulting Geologist

HEAD OFFICE

Suite 951 - 409 Granville Street
Vancouver, B.C. V6C 1T2
telephone (604) 899-4300
facsimile (604) 899-4303
Website: www.bouldermining.com
E-mail: bouldermining@bouldermining.com

UNITED STATES HEADQUARTERS

Opal Energy Inc.
410 W. Grand Parkway S., Suite 350
Katy, TX, USA, 77494

SOUTH TEXAS OPERATIONS

Opal Energy Inc.
One O'Connor Plaza, Suite 420
Victoria, TX, USA, 77901

STOCK EXCHANGE LISTING

TSX Venture Exchange
Symbol: BDR (to be changed to OPA in December 2006)

OFFICERS

Ronald Oligney, B. Sc., Petroleum Engineering
Chief Executive Officer

John H. McAdam, B.Sc., P.Eng.
President

Bradley T. Aelicks, B.Sc.
Vice-President Corporate Finance

James G. Grinnell, CGA
CFO / Corporate Secretary

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G5
telephone (604) 687-0947
facsimile (604) 687-6172

LEGAL COUNSEL

Fretwell Law Corporation,
Gordon Fretwell
Suite 1780 - 400 Burrard St.
Vancouver, B.C. V6C 3A6
tel: (604) 689-1280
fax: (604) 689-1288

TRANSFER AGENT

Pacific Corporate Trust Company
510 Burrard Street, 2nd Floor
Vancouver, BC, V6C 3B9
tel: (604) 689-9853
fax: (604) 689-8144

BOULDER
Mining Corporation

VIA SEDAR

TO: Commission de valeurs mobilieres du Quebec
PO Box 246, Tour de la Bourse
Montreal, QC H4Z 1G3
Attention: Corporate Reporting

November 29, 2006

Dear Sirs:

Re: Boulder Mining Corporation

We confirm that the following documents are filed on SEDAR:

- September 30, 2006 Interim Financial Statements
- Management report to the Shareholders.

We declare that on November 29, 2006 the above documents were sent by prepaid mail to those shareholders on the Corporation's supplemental mailing list. However, we have not mailed material to shareholders in cases where notices or other documents have been returned undelivered by the Post Office on three consecutive occasions.

We also confirm that no shares of the Corporation were distributed to Quebec residents during the third fiscal quarter of 2005.

Yours truly,

BOULDER MINING CORPORATION

"James G. Grinnell"

James G. Grinnell
CFO

#951 - 409 Granville Street, Vancouver, BC, V6C 1T2 Phone: (604) 899-4300 Fax: (604) 899-4303
E-mail: bouldermining@bouldermining.com Website: www.bouldermining.com

BOULDER MINING CORPORATION

OPAL ENERGY

PRESS RELEASE – November 17, 2006

Boulder Mining changes name to OPAL ENERGY CORP

November 17, 2006 – Boulder Mining Corporation, ("Boulder"), (TSX:V-BDR), is pleased to announce that shareholders voted overwhelmingly in favour of: **1)** changing the name of Boulder Mining Corporation to **Opal Energy Corp, 2)** approving the continuance of Boulder from the Business Corporations Act (Ontario) to that of a British Columbia Corporations Act (British Columbia)and **3)** approving the amendment to Boulder's Incentive Stock Option Plan such that the Company will allocate and reserve up to 10% of its issued common shares from time to time for the purpose of granting options under the Rolling Plan.

The name change to **Opal Energy Corp** will be registered shortly at which point Opal will request a new trading symbol. Opal's new website will be www.opalenergy.ca.

HBS Resources Forum, Manchester, UK - November 18 and 19.
Ronald E. Oligney, CEO of Opal Energy will be presenting the keynote address –
'Energy, the Politics and the Reality' - at the HBS Resources Forum to be held in Manchester, UK on November 18 and 19. Opal Energy will also be presenting its business plan to this Forum.

In reference to his keynote address HBS Financial Planning states, "We believe that investing in energy is going to be hugely profitable over the next 5 years and in this presentation Ron Oligney cuts to the heart of the energy debate. He argues that the energy debate in the U.S. and Europe is persistently off base and coloured with outdated or simply outright wrong images."

"He will outline the 'unassailable basics' of the situation, dismissing several touted solutions that are not likely to have the full desired impact and then focus on key solution pieces that he believes will emerge with great consequence: liquefied natural gas, zero-emission power plants, the Canadian oil sands, 'fractal resources' and the 'trillion dollar' opportunity for petroleum production from the ultra deep water off the Gulf of Mexico."

HBS Resources Forum details can be viewed at:
http://www.takingcontrol.co.uk/hbsresourcesforum/index.asp

Boulder Mining Corporation - Opal Energy Inc.
Boulder Mining Corporation, through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production **"E&P"** sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through the drill bit, growing a production platform upon which will be superimposed some remarkable, high-impact exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots. Opal has attracted funding partners for an initial US$16 million South Texas exploration package that calls for drilling 10 wells and completing a 75 sq. mi. seismic shoot over the next 9 to 12 months. Interpretation of the seismic shoot is ultimately expected to uncover dozens of new high-quality drilling prospects starting in Q3-2007.

CONTACT FOR MORE INFORMATION **OR:**
Bradley Aelicks: telephone: (604)685-6465 E-mail: bouldermining@bouldermining.com
B & D Capital

On behalf of the Board of Directors
Boulder Mining Corporation

"John H. McAdam"

President and Director
November 17, 2006

Boulder Mining Corporation
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

RECEIVED
2007 NOV 28 P 9:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALTERNATIVE MONTHLY REPORT UNDER PART 4 OF NATIONAL INSTRUMENT 62-103

Reporting Issuer: Boulder Mining Corporation ("Issuer")

Report for the end of: October 2006

(a) *Name and address of the eligible institutional investor:*

RAB Special Situations (Master) Fund Limited ("**Special Situations**")
P.O. Box 908 GT
Walker House Mary Street
George Town, Cayman Islands

(b) *Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:*

Since the last report filed by Special Situations under Part 4 for the Issuer, there is a net decrease in Special Situations' holdings of 158,500 common shares ("**Shares**") of the Issuer representing a net decrease of 3.66% in Special Situations' securityholding percentage for that class of the Issuer's securities.

(c) *Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:*

Special Situations holds 15,174,834 Shares and 2,000,000 warrants ("**Warrants**") of the Issuer (collectively the "**Securities**"). The Securities represent approximately 12.67% of the issued and outstanding Shares of the Issuer on a partially diluted basis (assuming exercise in full of all convertible securities of the Issuer held by Special Situations) ("**Partially Diluted Basis**").

(d) *Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) (above) over which:*

(i) *the eligible institutional investor, either alone or together with any joint actors, has ownership and control:*

See section (c) above.

(ii) *the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:*

Not applicable.

(iii) *the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

Not applicable.

(e) *Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

Special Situations disposed of the Securities for investment purposes only and not with the purpose of influencing the control or direction of the Issuer. Special Situations may in the future, subject to market conditions, make additional investments in or dispositions of the Issuer's securities. However, Special Situations does not intend to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer.

(f) *General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

Not applicable.

(g) *Names of any joint actors required in connection with this report:*

Not applicable.

(h) *Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:*

Not applicable.

(i) *Eligibility to file reports under Part 4 in respect of the reporting issuer:*

Special Situations is eligible to file reports under Part 4 - Alternative Monthly Reporting System of National Instrument 62-103.

DATED this 10th day of November 2006.

RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED

By: (signed) "Benjamin Hill"
Name: Benjamin Hill
Title: Legal Counsel

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Boulder Mining Corporation
951 – 409 Granville Street
Vancouver, B.C., V6B 1T2

Item 2 **Date of Material Change**

November 6, 2006

Item 3 **News Release**

The news release dated November 6, 2006 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 **Summary of Material Change**

Please refer to attached news release.

Item 5 **Full Description of Material Change**

Please refer to attached news release.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

N/A

Item 8 **Executive Officer**

John H. McAdam, President & Director

Item 9 **Date of Report**

November 6, 2006

BOULDER MINING CORPORATION
OPAL ENERGY INC.

PRESS RELEASE – November 6, 2006

OPAL Presentations at PIPES Conference - New York City

November 2, 2006 – Opal Energy Inc., ("Opal"), a subsidiary of **Boulder Mining Corporation, ("Boulder"), (TSX:V-BDR),** announces today its participation in the PIPEs (Private Investments in Public Equity) Conference 2006, on November 7th and 8th at the Waldorf-Astoria in New York City. Ronald E. Oligney, CEO and Director, will present on both days of the conference, where he will outline Opal Energy's value as an investment opportunity to an audience comprising experts in the fields of structured finance, private placement, and small-cap investing.

PIPEs Conference 2006: The PIPEs Conference is the largest small-cap event on Wall Street, with an expected sold out audience of senior financial professionals, including institutional investors, investment bankers, attorneys, analysts, and members of the media. Keynote speakers include former Chairman of the SEC, Harvey Pitt, and Barton Biggs, author of the highly-acclaimed book Hedgehogging.

PIPE's Conference 2006: Opal Presentation Schedule at the Waldorf Astoria, New York City.

Tuesday, November 7 at 2 PM – Metropolitan West Room
Wednesday, November 8 at 10 AM – Norse Room
Wednesday, November 8 at 11 AM – Metropolitan West Room

Boulder Mining Corporation - Opal Energy Inc.

Boulder Mining Corporation, through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production "**E&P**" sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through the drill bit, growing a production platform upon which will be superimposed some remarkable, high-impact exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots. Opal has attracted funding partners for an initial US$16 million South Texas exploration package that calls for drilling 10 wells and completing a 75 sq. mi. seismic shoot over the next 9 to 12 months. Interpretation of the seismic shoot is ultimately expected to uncover dozens of new high-quality drilling prospects starting in Q3-2007.

Effective November 21 or so, Boulder intends to; change its name to **Opal Energy Corp**, request a new trading symbol and unveil its new website under the address www.opalenergy.ca.

CONTACT FOR MORE INFORMATION **OR:**
B&D Capital: telephone: (604)685-6465 E-mail: bouldermining@bouldermining.com

On behalf of the Board of Directors
Boulder Mining Corporation

"John H. McAdam"
President and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Boulder Mining Corporation	**Opal Energy Inc.**	**Opal Energy Inc.**
Corporate Office:	**United States Headquarters**	**South Texas Operations:**
Suite 951- 409 Granville St.	410 W. Grand Parkway S.	One O'Connor Plaza, Suite 420
Vancouver, B.C., V6C 1T2	Suite 350, Katy, TX, 77494	Victoria, TX, 77901
CANADA	USA	USA

BOULDER MINING CORPORATION
OPAL ENERGY INC.

PRESS RELEASE – November 6, 2006

OPAL Presentations at PIPES Conference - New York City

November 2, 2006 – Opal Energy Inc., ("Opal"), a subsidiary of **Boulder Mining Corporation, ("Boulder"), (TSX:V-BDR),** announces today its participation in the PIPEs (Private Investments in Public Equity) Conference 2006, on November 7th and 8th at the Waldorf-Astoria in New York City. Ronald E. Oligney, CEO and Director, will present on both days of the conference, where he will outline Opal Energy's value as an investment opportunity to an audience comprising experts in the fields of structured finance, private placement, and small-cap investing.

PIPEs Conference 2006: The PIPEs Conference is the largest small-cap event on Wall Street, with an expected sold out audience of senior financial professionals, including institutional investors, investment bankers, attorneys, analysts, and members of the media. Keynote speakers include former Chairman of the SEC, Harvey Pitt, and Barton Biggs, author of the highly-acclaimed book Hedgehogging.

PIPE's Conference 2006: Opal Presentation Schedule at the Waldorf Astoria, New York City.

Tuesday, November 7 at 2 PM – Metropolitan West Room
Wednesday, November 8 at 10 AM – Norse Room
Wednesday, November 8 at 11 AM – Metropolitan West Room

Boulder Mining Corporation - Opal Energy Inc.

Boulder Mining Corporation, through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production **"E&P"** sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through the drill bit, growing a production platform upon which will be superimposed some remarkable, high-impact exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots. Opal has attracted funding partners for an initial US$16 million South Texas exploration package that calls for drilling 10 wells and completing a 75 sq. mi. seismic shoot over the next 9 to 12 months. Interpretation of the seismic shoot is ultimately expected to uncover dozens of new high-quality drilling prospects starting in Q3-2007.

Effective November 21 or so, Boulder intends to; change its name to **Opal Energy Corp**, request a new trading symbol and unveil its new website under the address www.opalenergy.ca.

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604)685-6465

OR:
E-mail: bouldermining@bouldermining.com

On behalf of the Board of Directors
Boulder Mining Corporation

"John H. McAdam"
President and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Boulder Mining Corporation
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

BOULDER MINING CORPORATION
OPAL ENERGY INC.

PRESS RELEASE – November 2, 2006

OPAL ACQUIRES 500 SQUARE MILES OF SEISMIC DATA IN SOUTH TEXAS

November 2, 2006 – Opal Energy Inc., ("Opal"), a subsidiary of **Boulder Mining Corporation, ("Boulder"), (TSX:V-BDR),** announces today that it is purchasing 20 existing 3-D seismic surveys in South Texas from Echo Geophysical Corporation. Stephen Hoover, Vice President of Geophysics for Opal estimates that when all of the survey selections have been finalized, the total acreage covered will be more than 500 square miles.

The surveys complement Opal's selected areas of interest in South Texas and will be used for: (1) prospect generation, (2) evaluation and quality control on 3rd party prospects, (3) regional geo-knowledge and (4) the location, design and planning of future Opal proprietary 3-D seismic surveys. A few of the Echo surveys will be merged with planned proprietary seismic surveys or other Opal surveys.

Boulder Mining Corporation - Opal Energy Inc.

Boulder Mining Corporation, through its U.S. subsidiary Opal Energy Inc., offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. Exploration and Production "**E&P**" sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through the drill bit, growing a production platform upon which will be superimposed some remarkable, high-impact exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots. Opal has attracted funding partners for an initial US$16 million South Texas exploration package that calls for drilling 10 wells and completing a 75 sq. mi. seismic shoot over the next 9 to 12 months. Interpretation of the seismic shoot is ultimately expected to uncover dozens of new high-quality drilling prospects starting in Q3-2007.

Effective November 21 or so, Boulder intends to; change its name to **Opal Energy Corp**, request a new trading symbol and unveil its new website under the address www.opalenergy.ca.

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604)685-6465

OR:
E-mail: bouldermining@bouldermining.com

On behalf of the Board of Directors
Boulder Mining Corporation

"Ronald E. Oligney"

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Boulder Mining Corporation
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

BOULDER MINING CORPORATION

Suite 951, 409 Granville Street, Vancouver, BC, V6C 1T2
Ph: (604) 899-4300 Fax: (604) 899-4303
Website: http://www.bouldermining.com
E-mail: bouldermining@bouldermining.com

PRESS RELEASE – October 2, 2006

BOULDER MINING and OPAL ENERGY INC. under the same umbrella

John H. McAdam, President of Boulder Mining Corporation ("Boulder") is pleased to report that Boulder Mining and Opal Energy Inc. ("Opal"), a private Texas Oil and Gas Exploration Company are operating under the same umbrella.

The TSX Venture Exchange has accepted for filing the acquisition agreement dated July 17, 2006 between Boulder and Ronald E. Oligney pursuant to which Boulder agreed to acquire all of the outstanding shares of Opal. Formal closing is awaiting approval from the TSX Venture Exchange on the form of escrow agreement relating to shares to be issued for the acquisition. Meanwhile the TSX Venture Exchange has indicated that the Companies may conduct business on the basis that the transaction has been completed. The Opal management and exploration team is led by Mr. Ronald E. Oligney.

BUSINESS STRATEGY

Opal's business strategy is to concentrate on the Gulf Coast of Texas focusing primarily on natural gas plays with the view of building asset value through the drill bit. To that end, Opal has been very active in generating and acquiring Prospects as well as identifying areas for potential seismic shoots. Shooting 3-D Seismic in a prospective area for the first time should provide numerous high quality "first look" Prospects and of course a strategic advantage over competitors who do not have access to such data. Opal has entered into an Exploration Agreement with a private Texas company headed by a successful explorationist with an outstanding track record. This Exploration Agreement outlines the opportunity to:

1) select and drill 12 high quality Prospects generated by the private company;
2) undertake a 3-D seismic shoot in a well researched highly prospective area;
3) generate high quality Prospects by processing the 3-D Seismic data and;
4) drill such Prospects

To fund these activities Opal has put together a South Texas Exploration Proposal comprised of:

1) a 10 well drilling package having a $US 9 million budget,
2) the 3-D Seismic Shoot described above with a $US 7million budget and
3) a right of first refusal to fund drilling of the Prospects generated by processing the 3-D Seismic data

.../2

Opal is currently in discussions with other companies that have expressed an interest in co-funding the South Texas Exploration Proposal in which Opal has undertaken to fund 25% of the costs on the same basis as the other Funding Companies. Opal by virtue of arranging this opportunity will be entitled to certain Carried Interests and Over Ride Royalty Interests in addition to its 25% Working Interest.

The plan, pursuant to the South Texas Exploration Proposal, is to drill the 10 wells over the next 9 to 12 months, complete the 3-D Seismic Shoot over the next 9 to 12 months and begin generating Prospects quickly after the receipt of the 3-D Seismic processed data with the view of presenting these high quality opportunities to the Funding Companies (including Opal) for further investment.

AUDREY WELL UPDATE

Work is continuing on the Moy Goree/Audrey well re-entry project located in Bee County, Texas. The well has been cleared to a 7200' depth and expectations are that the main target located at 7900' below surface will be attained in the coming week.

NAME CHANGE

Management of the Company proposes that a name change from Boulder Mining Corporation to Opal Energy Corp. would simplify the public dialogue in describing the combined business of the two companies. Therefore a meeting of shareholders will be held on November 16th in which shareholders of Boulder Mining will be asked to approve the proposed name change and to change the registration of Boulder from Ontario to British Columbia.

For further information please contact Brad Aelicks, VP Corporate Finance at (604) 899-4300 or at (604) 685-6465. The Company will be updating its website at www.bouldermining.com over the next few weeks.

On behalf of the Board of Directors
Boulder Mining Corporation

"John H. McAdam"

President and Director

BOULDER MINING CORPORATION
Opal Energy Inc.

Suite 951, 409 Granville Street, Vancouver, BC, V6C 1T2
Ph: (604) 899-4300 Fax: (604) 899-4303
Website: http://www.bouldermining.com
E-mail: bouldermining@bouldermining.com

PRESS RELEASE – October 13, 2006

OPAL UPDATE

John H. McAdam, President of Boulder Mining Corporation, "Boulder" and Ron Oligney, President of Opal Energy Inc. ("Opal"), of Katy, Texas are pleased to provide an update on Opal's field activities.

Sue-Ann Tacquard # 1 Well – (50% working interest for South Texas Funding Partners) Based on the results from Well Logging and Repeat Formation Testing, the decision has been made to complete, for production, the Sue-Ann Tacquard #1 Well located in Galveston Co., Texas. The schedule for completion of the well and initial production tests will be provided in due course.

Britanco Aunt Audrey # 1 Re-entry Well – (50% working interest)
The Aunt Audrey re-entry project located in Bee County, Texas, having cleared all obstructions, has encountered natural gas which is attributed to an old zone that was thought to be depleted. The well is in the process of being hooked into the pipeline system with the view of performing production testing on this unexpected zone of natural gas. The original targets of the re-entry project are still intact, will be tested and brought on stream as the overall production strategy for the well is formulated. An update will be issued once the well's production characteristics are established and stabilized.

It is further reported that stock options to purchase an aggregate of 8 million common shares (representing less than 10% of the issued and outstanding shares of Boulder) have been granted, subject to regulatory approval, to directors, management and consultants of Boulder. The holders of the options may purchase their allocated number of common shares of Boulder at a price of $0.25 per share on or before October 12, 2011. The options are subject to Boulder's two year vesting schedule and any shares acquired pursuant to the option agreements may not be sold within 4 months of granting.

Opal Energy Inc. has a talented and energetic management team focused on a disciplined natural gas growth strategy in south Texas. For further information please contact B & D Capital at (604)685-6465. The Company will also be updating its website.

On behalf of the Board of Directors
Boulder Mining Corporation
"John H. McAdam"
President and Director

BOULDER MINING CORPORATION
Opal Energy Inc.

Suite 951, 409 Granville Street, Vancouver, BC, V6C 1T2
Ph: (604) 899-4300 Fax: (604) 899-4303
Website: http://www.bouldermining.com
E-mail: bouldermining@bouldermining.com

PRESS RELEASE – October 10, 2006

OPAL REPORTS SUE-ANN TACQUARD #1 SPUDDED

John H. McAdam, President of Boulder Mining Corporation and Ron Cligney, President of Opal Energy Inc. ("Opal"), of Katy, Texas are pleased to announce that the Tacquard #1 Well located in Galveston Co., Texas has been spudded and is progressing quickly. The well should be logged this week.

The Sue-Ann Tacquard #1 Well, operated by the Sue Ann Operating Company LLC is a low risk development well that will be drilled to a depth of approximately 9,800 feet. The prospect is hosted in the Total Eclipse oil field which was discovered in1984 and was developed with five wells which produced a total of 400,000 barrels of oil and 3.4 billion cubic feet of gas during their productive lives. Recent engineering and geological field studies have concluded that there is substantial potential remaining in the field, a conclusion supported by Opal's internal technical review.

The current Sue-Ann Tacquard #1 Well will target these historically productive Frio sands in the field at a location which is structurally higher within the proven productive limits of the Total Eclipse Field. The cost of drilling the Sue-Ann Tacquard # 1 is US$963,000 and the completion costs are estimated at US$438,000.

Opal has advanced funds for 50% of the working interest in the Sue-Ann Tacquard #1 with the view of including this interest as part of the South Texas Exploration Proposal as reported on October 2, 2006. Opal is in advanced discussions with three parties to fund 75% of the South Texas Exploration Proposal with Opal funding the remaining 25%.

Opal Energy Inc. has a talented and energetic management team focused on a disciplined natural gas growth strategy in south Texas. For further information please contact B & D Capital at (604)685-6465. The Company will also be updating its website at www.bouldermining.com over the next few weeks.

On behalf of the Board of Directors
Boulder Mining Corporation

"John H. McAdam"

President and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

BOULDER MINING CORPORATION

Suite 951, 409 Granville Street, Vancouver, BC, V6C 1T2
Ph: (604) 899-4300 Fax: (604) 899-4303
Website: http://www.bouldermining.com
E-mail: bouldermining@bouldermining.com

PRESS RELEASE – August 15, 2006

BRITANCO WELL RE-ENTRY UNDER WAY

John H. McAdam, President, is pleased to announce that Boulder Mining Corporation ("Boulder") and Opal Energy Inc. ("Opal"), of Houston, Texas have agreed to co-fund and have mobilized a completion rig, to the Britanco Aunt Audrey #1 well re-entry project located in Bee County, Texas. This is a low cost, low risk undertaking in a productive fieldwhich should be completed within two weeks.

The BritancoAudrey prospect is a re-entry of an old well on a Britanco lease that was drilled in 1979. There are three potentially productive Wilcox sands as identified by log analysis that present workover opportunities in the well for which it is hoped that production can be established. There is a packer stuck in the Britanco well at 6,922' which must be retrieved in order to re-complete the well in the deeper Wilcox objectives. The objective Wilcox traps are high side fault closures.

Boulder and Opal, together, are funding 100% of the project; contributing 86.5% and 13.5% respectively. The cost of drilling and completing the BritancoAudrey well has been estimated at US$175,000 and Boulder will pay Opal a Prospect Fee and Management Fee totaling $25,000. In return for funding the project, Boulder and Opal will together receive a 50% Working Interest, net of gathering costs, royalties and state excise taxes which will be assigned to Boulder and Opal in the ratio of 86.5% and 13.5% respectively. The ratio 86.5%:13.5% is reflective of the percentage of shares of Boulder that existing and Opal shareholders respectively, will own of the total, after giving effect to the issuance of shares of Boulder for the Opal acquisition as announced July 19, 2006. In other words, this re-entry project has a neutral impact to the acquisition agreement and as such, there is no intent to amend the acquisition agreement as presented. As an update on the Opal acquisition, final regulatory approval is still pending but no major issues are anticipated.

For further information please contact Brad Aelicks, VP Corporate Finance at (604) 899-4300. The Company also maintains a website at www.bouldermining.com.

On behalf of the Board of Directors
Boulder Mining Corporation

"John H. McAdam"

President and Director

{F:\00074805.DOC /}

BOULDER MINING CORPORATION
OPAL ENERGY INC.

PRESS RELEASE – October 30, 2006

Appointment of Stephen P. Hoover as Vice President, Geophysics

October 30, 2006 – Opal Energy Inc., ("Opal"), a subsidiary of **Boulder Mining Corporation, ("Boulder"), (TSX:V-BDR)**, is pleased to announce the appointment of Stephen P. Hoover, M.Sc., to the position of Vice President, Geophysics. Mr. Hoover joins the Opal Energy Inc. exploration group in Katy, Texas.

Mr. Hoover brings to Opal more than 30 years of experience on the Texas Gulf Coast managing all geophysical aspects of an integrated exploration and production company, including seismic acquisition programs and exploratory prospect generation. He spent 24 years with the Coastal Corporation, and then El Paso after the US$ 24 billion merger that created the nation's fourth-largest energy company in 2001. Mr. Hoover held various staff and management positions, culminating in the position of Chief Geophysicist, responsible for world-wide geophysical activities.

According to Ron Oligney, Boulder CEO, "Stephen's talents are integral to our plans to establish and grow Boulder-Opal as a world class exploration company. He has been at the point of key decision making in a successful multi-billion dollar E&P enterprise; a destination embraced by Opal's talented management team."

Boulder Mining Corporation - Opal Energy Inc.

Boulder Mining Corporation through its U.S. subsidiary Opal Energy Inc. offers an aggressive, disciplined and results-oriented vehicle to invest in the U.S. E&P sector with a particular focus on natural gas exploration targets in South Texas. The business strategy is to build asset value through the drill bit, growing a production platform upon which will be superimposed some remarkable, high-impact exploration opportunities. Drilling inventory will be continuously enhanced by the implementation of a series of proprietary 3-D seismic shoots. Opal has attracted funding partners for an initial US$16 million South Texas exploration package that calls for drilling 10 wells and completing a 75 sq. mi. seismic shoot over the next 9 to 12 months. Interpretation of the seismic shoot is ultimately expected to uncover dozens of new high-quality drilling prospects starting in Q3-2007.

Effective November 21 or so, Boulder intends to change its name to **Opal Energy Corp**, request a new trading symbol and unveil its new website under the address www.opalenergy.ca.

CONTACT FOR MORE INFORMATION
B&D Capital: telephone: (604)685-6465

OR:
E-mail: bouldermining@bouldermining.com

On behalf of the Board of Directors
Boulder Mining Corporation

"John H. McAdam"

President and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Boulder Mining Corporation
Corporate Office:
Suite 951- 409 Granville St.
Vancouver, B.C., V6C 1T2
CANADA

Opal Energy Inc.
United States Headquarters
410 W. Grand Parkway S.
Suite 350, Katy, TX, 77494
USA

Opal Energy Inc.
South Texas Operations:
One O'Connor Plaza, Suite 420
Victoria, TX, 77901
USA

BOULDER MINING CORPORATION

Suite 951, 409 Granville Street, Vancouver, BC, V6C 1T2
Ph: (604) 899-4300 Fax: (604) 899-4303
Website: http://www.bouldermining.com
E-mail: bouldermining@bouldermining.com

PRESS RELEASE – October 24, 2006

BOULDER MINING COMPLETES ACQUISITION OF OPAL ENERGY INC.

RON OLIGNEY APPOINTED CEO and DIRECTOR

John H. McAdam, President of Boulder Mining Corporation ("Boulder") is pleased to report that the acquisition of Opal Energy Inc. ("Opal"), a private Texas oil and gas company led by the dynamic and talented Mr. Ron Oligney has been completed on the terms as reported in the Company's press release dated July 18, 2006. In addition, Mr. Oligney has been appointed Chief Executive Officer ("CEO") and a director of Boulder.

As previously reported, Boulder intends to change its name to Opal Energy Corp. at a meeting of shareholders on November 16, 2006.

Company CEO Ron Oligney is enthusiastic about the new corporate structure and comments, "**Investors will have the benefit of over 100 man-years of experience and a reputation for brilliant strategic vision combined with strict technical competence. We intend to build Opal into a substantial oil and gas production company by establishing a low risk South Texas production profile upon which will be superimposed some remarkable growth opportunities. Opal has attracted a talented technical team which gives the group full spectrum exploration and operational capabilities.**"

Funding agreements are being finalized for an initial $US16 million South Texas exploration package, which calls for drilling 10 low-risk wells and completing a proprietary 3-D seismic shoot over the next 9 to 12 months. The seismic shoot is ultimately expected to uncover dozens of new high-quality drilling prospects.

Opal is actively generating other, potentially significant opportunities in South Texas, which will expand the scope of the South Texas exploration package or be funded independently. For further information please contact B & D Capital at (604) 685-6465. The Company will be updating its website.

On behalf of the Board of Directors
Boulder Mining Corporation

"John H. McAdam"
President and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

PACIFIC CORPORATE TRUST COMPANY

510 BURRARD ST, 2ND FLOOR
VANCOUVER, BC V6C 3B9
Phone: 604-689-9853
Fax: 604-689-8144

October 23, 2006

B.C. Securities Commission
Executive Director
701 W Georgia St., 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE: BOULDER MINING CORPORATION (the "Company")
MAILING ON OCTOBER 23, 2006

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all of the registered shareholders of the Company and to each of the Non Objecting Beneficial Owners of the Company that appeared on the list(s) provided by the Intermediaries or their agent(s). However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

- Information Circular
- Notice of Meeting
- Proxy*

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company's request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,
PACIFIC CORPORATE TRUST COMPANY

"RAMIE LOUSA"

RAMIE LOUSA

cc: TSX Venture Exchange
cc: Alberta Securities Commission
cc: Ontario Securities Commission
cc: Quebec - Autorite des marches financiers

cc: BOULDER MINING CORPORATION
cc: GORDON J FRETWELL LAW CORPORATION
cc: DAVIDSON & COMPANY LLP

*Please note that for Non Objecting Beneficial Owners, a Voting Instruction Form was sent instead of a proxy.

Proxy

EXTRAORDINARY MEETING OF SHAREHOLDERS OF

BOULDER MINING CORPORATION

**TO BE HELD AT SUITE 951 – 409 GRANVILLE STREET,
VANCOUVER, BRITISH COLUMBIA
ON THURSDAY NOVEMBER 16TH, 2006 AT 9:00 A.M.**

The undersigned member ("Shareholder") of the Company hereby appoints, John H. McAdam, President and Director of the Company, or failing this person, James G. Grinnell, an officer of the Company, or in the place of the foregoing, ______________________ (*print the name*), as proxy-holder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxy-holder to vote the securities of the Company recorded in the name of the Shareholder as specified herein.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SHAREHOLDER PRINT HERE: ______________________________

SHAREHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To approve a resolution whereunder the Company's Incentive Stock Option Plan be amended such that the Company will allocate and reserve up to 10% of its issued common shares from time to time for the purposes of granting options under the Rolling Plan.			
2. To authorize the directors to have the discretion under the amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 10% of the issued shares of the Company.			
3. To approve a Special Resolution to change the name of the Company from "Boulder Mining Corporation" to "Opal Energy Corp."			
4. To approve a Special Resolution to approve the continuance of the Company from the Business Corporations Act (Ontario) to the Business Corporations Act (British Columbia).			
5. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.			

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Shareholder, for the proxy-holder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxy-holders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxy-holders shown and do not complete the blank space provided for the appointment of an alternate proxy-holder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxy-holder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxy-holder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxy-holder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxy-holder. If no choice is specified, the proxy-holder has discretionary authority to vote as the proxy-holder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxy-holder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxy-holder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of PACIFIC CORPORATE TRUST COMPANY no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 2nd Floor, 510 Burrard Street, V6C 3B9, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://webvote.pctc.com

BOULDER MINING CORPORATION

#951 – 409 Granville Street
Vancouver, B.C. V6C 1T2

MANAGEMENT INFORMATION CIRCULAR FOR THE EXTRAORDINARY MEETING OF SHAREHOLDERS

(Containing information as at October 17, 2006 except as otherwise indicated)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **Boulder Mining Corporation** (the "Company") for use at the Extraordinary Meeting of Shareholders of the Company (the "Meeting") and any adjournment thereof to be held on **Thursday, November 16, 2006 at 9 a.m. (Pacific Time)** at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, e-mail, fax or other means of telecommunications by the directors, officers and employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** A proxy will not be valid unless the completed form of proxy is received by **Pacific Corporate Trust Company, 2nd floor – 510 Burrard Street, Vancouver, B.C., V6C 3B9** not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Please contact your broker if you have questions.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the head office of the Company, **Suite 951 – 409 Granville Street, Vancouver, British Columbia**, at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, ON ANY POLL WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE.

SUCH SHARES WILL, ON A POLL, BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.

These securityholder materials are being sent to both registered shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Circular and the Proxy (collectively, the "Meeting Materials") directly to the NOBOs, and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

By choosing to send these materials to the NOBOs directly, the Company (and not the Intermediary holding on their behalf) has assumed responsibility for (i) delivering these materials to the NOBOs, and (ii) executing their proper voting instructions.

The Meeting Materials sent to Non-Registered Holders who have not waived the right to receive meeting materials are accompanied by a request for voting instructions (a "VIF"). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the registered shareholder how to vote on behalf of the Non-Registered Holder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or his or her nominee, the right to attend and vote at the Meeting.

Please return your voting instructions as specified in the VIF. Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited

number of Class A shares without par value. Only the holders of common shares are entitled to receive notice of or to attend and vote at any meetings of the Members of the Company. As at **October 17, 2006** there were **115,596,450** common shares without par value issued and outstanding and **5,057** Class A shares without par value issued and outstanding.

Only shareholders of record at the close of business on **October 17, 2006** who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his/her/its name on the list of shareholders.

To the knowledge of the directors and senior officers of the Company, as at the date of this Circular, only two shareholders owns in excess of 10% of the issued and outstanding shares of the Corporation as follows:

Moimeme Investments Inc., Montreal, PQ	***12,743,333 shares***	***11.02%***
RAB Special Situations (Master) Fund Limited	***15,333,334 shares***	***13.26%***

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

AMENDMENT OF STOCK OPTION PLAN

The Company currently has a stock option plan which provides that the Company may issue such number of stock options equal to up to 20% of the issued capital of the Company at the time the Company finalizes its information circular for a meeting of shareholders at which approval is to be sought for the number of eligible stock options (the "20% Fixed Plan"). The Company is proposing to amend its stock option plan by way of adopting a 10% rolling plan (the "Rolling Plan") to replace the 20% Fixed Plan.

The objective of the Rolling Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers, key employees, and consultants and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Rolling Plan is designed to be competitive with the benefit programs of other companies in the natural resources industry. It is the view of management that the Rolling Plan is a significant incentive for the directors, officers, key employees, and consultants to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

A copy of the Rolling Plan is attached hereto as Schedule "A". Some of the more material attributes of the Rolling Plan are as follows:

- The Plan complies with the rules set forth for such plans by the TSX and provides for the issuance of Options to "Directors", "Employees", and "Consultants" of the Company and its subsidiaries to purchase common shares of the Company. The Options are issued at the discretion the Board of Directors or of a committee made up of directors of the Company as the Board of Directors may designate (the "Committee");

- The number of shares available for option under the plan will be no more than 10% of the number of issued shares of the Company at the time of the granting of options under the plan;

- The issuance to insiders, within any 12 month period, of Common Shares pursuant to the Plan may not exceed 10% of the number of Common Shares outstanding at the time of the grant (unless disinterested shareholder approval has been received);

- In no event shall the aggregate number of shares reserved for issuance pursuant to Options granted to any one Optionee exceed 5% of the Outstanding Issued (unless disinterested shareholder approval has been received);

- The exercise price of options shall not be less than the "Discounted Market Price" (as that term is defined in TSX policy 1.1) or such other price as may be agreed to by the Company and accepted by the TSX;

- Options granted to Consultants conducting Investor Relations Activities are subject to a vesting period as set out in the Rolling Plan;
- An Option granted to a person who is a Director, Employee, Consultant or Executive Officer shall normally terminate no longer than 90 days after such person ceases to be in at least one of those categories (30 days for persons engaged in Investor Relations Activities). An Option may not be assigned or transferred. During the lifetime of an Optionee, the Option may be exercised only by the Optionee;
- In the event of the death of an Optionee, Options held by such Optionee may be exercised until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death, after which the Options terminate;

Accordingly, at the Meeting, shareholders will be asked to pass a resolution in the following form:

> "BE IT RESOLVED THAT the Company amends its stock option plan by adopting a 10% rolling plan substantially in the form attached hereto as Schedule "A".

Since the amended Plan also permits the directors to reserve up to 10% of the issued shares of the Company under options granted to insiders as a group, the Company must obtain approval of a majority of the shareholders at the Meeting, excluding insiders and their associates, (the "disinterested shareholders") to such specific term of the amended Plan.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, disinterested shareholders will be asked to pass a resolution in the following form:

> "BE IT RESOLVED THAT by the disinterested shareholders that the directors have the discretion under the Rolling Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 10% of the issued shares of the Company".

During the next year, the Company may grant additional stock options under its Stock Option Plan, subject to all necessary regulatory approvals. Under the current policy of the TSX Venture Exchange (the "Exchange"), member approval is not required for the grant of stock options if granted in accordance with the policy. However, such policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the "disinterested members"). Therefore, the disinterested members at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Subject to the approval of the members of the Company's proposed new Rolling Plan, the number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the TSX Venture Exchange.

AMENDMENT OF CHARTER DOCUMENTS

CHANGE OF NAME

Management of the Company proposes that the Company change its name to "Opal Energy Corp.". The change of name will constitute an amendment to the Company's Notice of Articles and Articles (the form of which is attached hereto as Schedule "B"), and therefore requires the approval of the shareholders by way of a special resolution as

described above. Accordingly, the shareholders of the Company will be asked to consider and, if deemed appropriate, approve the following special resolution to give effect to the foregoing:

"BE IT RESOLVED, as a special resolution that:

(a) The name of the Company be changed to "Opal Energy Corp."; and

(b) the Articles substantially in the form attached hereto as Schedule "B" and Notice of Articles of the Company be altered accordingly to give effect to the foregoing.

The form of the proposed resolution set forth above is subject to such amendments as management may propose at the meeting but which do not materially affect the substance of the proposed special resolution.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE FOLLOWING SPECIAL RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTIONS.

If the foregoing resolutions are passed, the shareholders will also be asked to pass the following ordinary resolution:

"RESOLVED THAT the Board of Directors of the Company shall have sole and complete discretion as to whether or not to proceed with the alterations of the Notice of Articles and Articles, or any of them and notwithstanding shareholder approval of same, there shall be no obligation to proceed with any or all of such alterations".

CONTINUATION OF THE COMPANY FROM ONTARIO TO BRITISH COLUMBIA

The Company is currently incorporated in Ontario and subject to the provisions of the *Business Corporations Act* (Ontario) (the **"Ontario Act"**) and extra-provincially registered in British Columbia, Alberta and Quebec as well as extra territorially registered in the Yukon. The Directors of the Company have determined that it is in the Company's best interest to transfer its jurisdiction of organization from Ontario to British Columbia. This will save the Company administrative costs in that it will not have to file annual reports, tax returns and other notices and disclosure documents in both Ontario and in British Columbia, where its head office is located and where it is registered to carry on business. The legal process of transferring the jurisdiction of organization of the Company from the Ontario Act to the *Business Corporation Act* (British Columbia) (the **"BC Act"**) is known as a "continuation". The proposed continuation requires approval of the shareholders of the Company by way of special resolution. The effect of the proposed continuation will be that the Company will cease to be organized under the Ontario Act and will become organized under the BC Act. As part of its continuation, the Company proposes to adopt a Notice of Articles and Articles (substantially in the form attached hereto as Schedule "B") as the charter documents of the Company in substitution for the current Articles and By-Laws of the Company, as required by the BC Act.

Summary of Provisions Under The BC Act

Dividends. The payment of dividends to the shareholders of a company under the BC Act is determined by the board of directors from time to time according to any special rights that may be attached to a company's outstanding shares as provided for in the company's charter documents. Under the BC Act the record date for determining those shareholders of a company entitled to receive the payment of a dividend may be fixed by the board of directors and must not be more than 2 months before the date on which entitlement to receive a dividend payment occurs.

Shareholders' Meetings. Every general meeting of a company incorporated under the BC Act must be held in the Province of British Columbia unless the Company's Articles otherwise provide or unless, prior to such meeting, the Registrar of Companies for British Columbia has given consent to the meeting being held outside of the Province of British Columbia. The Company's draft articles under the BC Act allow the directors to convene a meeting of shareholders anywhere in North America. Annual general meetings of a company under the BC Act must be held not more than 15 months after the holding of the last annual general meeting. Under the BC Act, every shareholder entitled to vote at a meeting of shareholders has, upon a ballot being required, one vote for each share held by the shareholder, unless the articles of the company otherwise provide. In addition, every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, who need not be a shareholder of the Company, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy.

Election of Directors. A company which is a "reporting issuer" in the Province of British Columbia must have a minimum of three directors on its board of directors, at least two of whom are not officers or employees of the Company or its affiliates. Pursuant to the provisions of the Act, the directors of a company are elected or appointed in accordance with the Articles of the company, respectively. There is no limitation in the BC Act in connection with the duration of a term for which a director may serve as a director of a company if that company's articles so provide. Under the Act, the articles of a company may provide for a director's term to last longer than the period of time between successive annual general meetings. Under the BC Act, the minimum age of a person qualified to become a director of a company is eighteen years. There are certain conditions disqualifying persons from becoming directors of a company such as a person cannot be a director if he or she is an undischarged bankrupt, a person who is not an individual or a person who is found to be incapable of managing his or her own affairs by reason of mental affirmity. Under the BC Act, a person who has been convicted of an offence within the last five years in connection with the promotion, formation or management of a corporation or involving fraud is also disqualified.

Rights of Dissenting Shareholders. The BC Act contains provisions for the shareholders of a company to dissent to certain resolutions being put to the shareholders of the Company for a vote as follows: The continuation of the company to another jurisdiction; the proposed sale of all or substantially all of the company's assets and undertaking; the amendment of the company's charter documents so as to change or remove any restriction on the business or businesses that the company may carry on; and the amalgamation of the company with another company or companies. Under the BC Act, a shareholder who is entitled to dissent and validly exercises that right of dissent under the applicable legislation is entitled to be paid by the company the fair value of the shares held by him in respect of which he dissents, determined in the case of a company organized under the BC Act, immediately before the resolution entitling the shareholder to dissent was passed. If a company and the shareholder are unable to mutually agree upon the fair market value of the shareholder's shares, then the court having authority in that jurisdiction has the power to fix the fair value to be paid by the company to that shareholder for his shares.

Resolutions of Shareholders Passed at Meetings. Resolutions passed by shareholders at meetings are, unless required to be passed as a "special resolution", passed by way of an ordinary resolution requiring a simple majority of the votes cast at the meeting, a company is authorized to determine whether a special resolution requires not less than 2/3 or not less than 3/4 of the votes cast on a resolution. The draft Articles of the Company contemplate that a special resolution need only be passed by a majority of 2/3 of the votes cast. The following matters require the approval of the shareholders by way of "special resolution" under the BC Act:

(1) an amalgamation or plan of arrangement with another corporation;

(2) the alteration of its charter documents, including any alteration of its authorized share capital;

(3) the continuation under the laws of another jurisdiction; and

(4) the sale of substantially all of the assets and undertaking of the company.

Compulsory Acquisition of Shares. The BC Act contains provisions allowing for the compulsory acquisition of the remaining issued and outstanding shares of a company where the entity making the acquisition has acquired not less than 90% of the outstanding shares or class of shares in respect of which the offer has been made.

Derivative Actions. A shareholder or director of a company may, with leave of the court, bring an action in the name and on behalf of a company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself, or to obtain damages for any breach of any such right, duty or obligation. A shareholder or director of a company, with the leave of the court, may defend an action brought against the company in the name and on behalf of the company. Such rights are known as a "derivative action".

Oppression Remedy. A shareholder of a company may apply to the court for an order on the ground that the affairs of the company are being conducted, or the powers of the directors are being exercised, in a manner oppressive to one or more of the shareholders, or that some act or omission of the company has been done, or is threatened that is unfairly prejudicial to one or more of the shareholders. On such application the court may, with a view to bringing an end to or to remedying the matters complained of, make any interim or final order they consider is appropriate, including canceling a transaction, ordering compensation, directing rectification of any record, appointing a receiver, or ordering the winding-up of the company.

Remuneration of Auditor. Under the BC Act the directors may, if authorized by the company's Articles, fix the remuneration of the auditors of the company. The proposed Articles of the Company include this provision.

No Effect on Creditors. The continuation of the Company under the BC Act will not affect the operations of the Company. Notwithstanding the continuation of the Company from Ontario to the Province of British Columbia, the BC Act provides that all the rights of creditors of the Company against the Company's property, rights and assets and all liens on the Company's property, rights and assets are unimpaired by the continuation and all the debts, contracts, liabilities and duties of the Company from then on attach to the Company as continued into BC and continue to be enforceable against it as if the Company has remained incorporated under the Ontario Act.

Proposed Special Resolution. The Board of Directors of the Company unanimously recommends that shareholders vote in favour of the continuation of the Company under the BC Act. The following is the text of the proposed special resolution concerning the continuation of the Company under the BC Act to be put forward by management at the Meeting. Such resolution requires approval by a majority of not less that 2/3 of the votes cast at the Meeting:

"RESOLVED, as a special resolution, that:

(a) The Company is authorized to make application to the Registrar of Companies (British Columbia) for a Certificate of Continuation, continuing the Company as if it had been incorporated under the *Business Corporations Act* (British Columbia) (the "BC Act");

(b) The Company is authorized to make application to the appropriate officer of Ontario for authorization to permit such continuation under the BC Act in accordance with the provisions of the *Business Corporations Act* (Ontario);

(c) Effective upon the issuance by the British Columbia Registrar of Companies of the Certificate of Continuation, and without affecting the validity of the incorporation and existence of the Company, the Company adopt, in substitution for the existing Articles and By-Laws of the Company, the Notice of Articles and Articles of Continuation substantially in the form attached hereto as Schedule "B", and all amendments to the aforesaid Articles of the Company reflected therein be and are hereby approved;

(d) Any one director or officer of the Company be and is hereby authorized to execute such applications and to do all things and to execute and deliver all documents, instruments and writings which in the opinion of the persons so executing or doing are necessary, desirable or useful to carry out the purposes of this special resolution; and

(e) The directors of the Company are authorized, in their discretion, by resolution, to abandon the application of continuation to British Columbia at any time without further approval of the shareholders." The continuation of the Company into British Columbia is also subject to regulatory approval. The form of the proposed special resolution is subject to such amendments as management may propose at the Meeting but which do not materially affect the substance of the proposed special resolution".

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 17th day of October, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

"John H. McAdam"

John H. McAdam
President

SCHEDULE "A"

STOCK OPTION PLAN

BOULDER MINING CORPORATION
(or such other name as Legally Changed)
INCENTIVE STOCK OPTION PLAN
(Rolling Plan)

November, 2006

SCHEDULE "A"

STOCK OPTION PLAN

TABLE OF CONTENTS

BOULDER MINING CORPORATION

INCENTIVE STOCK OPTION PLAN

PART 1
GENERAL PROVISIONS

1.1 Interpretation

For the purposes of this Plan, the following terms shall have the following meanings:

(a) "**Affiliate**" means any corporation that is an affiliate of the Company within the meaning set forth in the policies of the Exchange, as amended from time to time;

(b) "**Board**" means the Board of Directors of the Company;

(c) "**Common Shares**" means the common shares of the Company;

(d) "**Consultant**" means an individual who:

(i) provides ongoing consulting, technical, management or other services to the Company or an Affiliate under a written contract with the Company or an Affiliate;

(ii) possesses technical, business or management expertise of value to the Company or an Affiliate;

(iii) in the opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate;

(iv) has a relationship with the Company or an Affiliate that enables the Consultant to be knowledgeable about the business and affairs of the Company; and

(v) includes a Consultant Company or a Consultant Partnership.

e) "**Consultant Company**" means, for an individual Consultant, a company of which the individual consultant is an employee or shareholder;

f) "**Consultant Partnership**" means, for an individual Consultant, a partnership of which the individual Consultant is an employee or partner;

g) "**Company**" means Boulder Mining Corporation, or such other name as legally changed;

h) "**Disinterested Shareholders**" means all of the Shareholders of the Company except Insiders of the Company who are Eligible Persons, and such Insiders' associates;

i) "**Director**" means a director of the Company or Affiliate, and includes an issuer all of the voting securities of which are owned by one or more Officers, Directors or employees of the Company or an Affiliate;

j) "**Eligible Person**" means, subject to all applicable laws, any employee, Officer, Director, Management Company Employee or Consultant of the Company or of any Affiliate;

k) "**Employee**" means,

(i) an individual who is considered an employee under the Income Tax Act of the country of

such employees domicile (i.e. for whom income tax employment insurance, CPP, Pension plan, or various other deductions must be made at source);

(ii) an individual who works full-time for the Company providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and method of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii) an individual who works for the Company on a continuing and regular basis for a minimum amount of time per week providing services normally proved by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; and

(iv) includes an issuer all of the voting securities of which are owned by one or; more Officers, Directors or employees of the Company or an Affiliate;

l) **"Exchange"** means the TSX Venture Exchange;

m) **"Insider"** means an insider as defined under the policies of the Exchange, as amended from time to time;

n) **"Management Company Employee"** means, an individual employed by a person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a person engaged in investor relations activities;

o) **"Officer"** means an officer of the Company, or an Affiliate and includes an issuer all of the voting securities of which are owned by one or more Officers, Directors or employees of the Company or an Affiliate;

p) **"Option"** means a non-transferable or non-assignable option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

q) **"Participant"** means Eligible Persons to whom Options have been granted;

r) **"Plan"** means this Incentive Stock Option Plan – 2006/2007 of the Company;

s) **"Share Compensation Arrangement"** means any stock option, stock option plan, employee stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

t) **"Subsidiary"** means any company that is a subsidiary of the Company as defined under section 1(1) of the *Securities Act* (British Columbia); and

u) **"Termination Date"** means the date on which a Participant ceases to be an Eligible Person.

In this Plan, words imparting the singular number only shall include the plural and *vice versa* and words imparting the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.2 Purpose

The purpose of this Plan is to advance the interests of the Company by:

a) providing Eligible Persons with additional incentive;

b) encouraging stock ownership by such Eligible Persons;

c) increasing the proprietary interest of Eligible Persons in the success of the Company;

d) encouraging Eligible Persons to remain with the Company or its Affiliates; and

e) attracting new employees, directors and officers.

1.3 Administration

a) The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than 3 directors. If a committee is appointed for this purpose, all references herein to the Board will be deemed to be references to the Committee.

b) Subject to the limitations of the Plan, the Board shall have the authority to:

(i) grant Options to purchase Common Shares to Eligible Persons;

(ii) determine the terms, limitations, restrictions and conditions respecting such grants;

(iii) interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(iv) make all other determinations and take all other actions in connection with the implementation and administration of the Plan including without limitation for the purpose of ensuring compliance with Section 1.10 hereof as it may deem necessary or advisable.

c) The Board's guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Company and all other persons.

1.4 Shares Reserved

a) The aggregate number of Common Shares to be reserved for exercise of all options granted under the Plan and any other Share Compensation Arrangement shall not exceed 10% of the issued shares of the Company at the time of granting of options. No fractional shares shall be issued and the Board may determine the manner in which fractional share values shall be treated.

b) The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan in any 12 month period shall be 5% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism.

c) If there is a change in the outstanding Common Shares by reason of any stock dividend or split, recapitalization, amalgamation, consolidation, combination or exchange of shares, or other

corporate change, the Board shall make, subject to the prior approval of the relevant stock exchange(s), appropriate substitution or adjustment in:

(i) the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

(ii) the number and kind of shares subject to unexercised Options theretofore granted and in the option price of such shares; provided however that no substitution or adjustment shall obligate the Company to issue or sell fractional shares. If the Company is reorganized, amalgamated with another corporation, or consolidated, the Board shall make such provision for the protection of the rights of Participants as the Board in its discretion deems appropriate.

d) The Company shall at all times during the term of the Plan reserve and keep available such number of shares as will be sufficient to satisfy the requirements of the Plan.

1.5 Limits with respect to Insiders

a) The maximum number of Common Shares which may be reserved for issuance to Insiders under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to Insiders under any other Share Compensation Arrangement.

b) The maximum number of Common Shares which may be issued to Insiders under the Plan within a one year period shall be 10% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), excluding Common Shares issued under the Plan or any other Share Compensation Arrangement over the preceding one year period. The maximum number of Common Shares which may be issued to any one Insider and such Insider's associates under the Plan within a one year period shall be 5% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), excluding Common Shares issued to such Insider under the Plan or any other Share Compensation Arrangement over the preceding one year period.

c) Any entitlement to acquire Common Shares granted pursuant to the Plan or any other Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

1.6 Limits with respect to Consultants

The number of options granted to any one Consultant in a 12 month period under the Plan shall not exceed 2% of the outstanding Common Shares at the time of grant, less the aggregate number of Common Shares reserved for issuance to Consultants pursuant to any other Share Compensation arrangement, unless the consent of the Exchange is first obtained.

1.7 Limits with respect to Persons involved in Investor Relations Activities

The aggregate number of options granted under the Plan to persons involved in investor relations activities in any 12 month period shall not exceed 2% of the outstanding Common Shares at the time of grant, less the aggregate number of Common Shares reserved for issuance to such persons under any other Share Compensation Arrangement, unless the consent of Exchange is first obtained.

1.8 Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approvals.

1.9 Amendment and Termination

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation and subject to any required approval. No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant. If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

1.10 Compliance with Legislation

The Plan, the grant and exercise of Options hereunder and the Corporation's obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange(s) on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required. The Company shall not be obligated by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require legislation of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void. In addition, the Company shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading. Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

1.11 Representation

The Company represents that any Employee, Consultant or Management Company Employee who is granted an Option or Options is a bona fide Employee, Consultant or Management Company Employee, as the case may be, of the Company or an Affiliate.

1.12 Effective Date

The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required. Any Options granted under the Plan prior to such approvals and acceptances shall be conditional upon such approvals and acceptances being given and no such Options may be exercised unless such approvals and acceptance is given.

1.13 Restrictive Legends

Any share certificate issued in connection with the exercise of an Option shall bear a legend similar to the following:

> *Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until four months after the date of grant of the stock options.*
>
> *Unless permitted under securities legislation, the holder of this security must not trade the security before four months after the date of grant of the stock options.*
>
> AND, if the purchaser is a resident of the United States, the following additional legend:
>
> *The securities represented hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US Securities Act"). The holder hereof, by purchasing such securities, agrees for the benefit of the Issuer that such securities may be offered, sold, pledged or otherwise transferred only (A) to the Issuer, (B) outside of the United States in accordance with Rule 904 of Regulation S under the US Securities Act if available, (C)*

inside the United States (1) pursuant to the exemption from the registration requirements under the US Securities Act provided by Rule 144 thereunder, if available, and in accordance with the applicable state securities laws, or (2) in a transaction that does not require registration under the US Securities Act or any applicable State laws and regulations governing the offer and sale of securities, and the holder has prior to such sale furnished to the Issuer an opinion of counsel, of recognized standing, reasonably satisfactory to the Issuer. Delivery of this certificate may not constitute "Good Delivery" in settlement of transactions on stock exchanges in Canada. If the Issuer is a "Foreign Issuer" as that term in defined by Regulation S at the time of sale, a new certificate, bearing no legend, delivery of which will constitute "Good Delivery" may be obtained from the Registrar upon delivery of this certificate and a duly executed declaration, in a form satisfactory to the registrar and the Issuer, to the effect that the sale of the securities represented hereby is being made in compliance with Rule 904 of Regulation S under the US Securities Act. (This legend is valid for one year from the date of issuance of the common shares obtained by exercise of the stock option).

PART 2
OPTIONS

2.1 Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant's rights in respect of Common Shares acquired upon exercise of an Option may be forfeited. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2 Option Price

a) Subject to a minimum price of $0.10 per share, the option price shall not be less than the closing price (the "Market Price") of the Common Shares on the Exchange immediately preceding the day on which the Board grants and provides notice to the Exchange of the Option(s), less the discount to the Market Price permitted by the Exchange.

b) If the options are granted within ninety days of a public distribution, then the option price shall not be less than the greater of the price calculated in 2.2(a) or the price per share paid by the public investors pursuant to the public distribution. The ninety day period will commence on the day a receipt is issued for the (final) prospectus.

c) The option price shall be subject to adjustment in accordance with the provisions of Section 1.4(c) hereof.

2.3 Exercise of Options

a) Options granted must be exercised no later than 5 years after the date of grant or such lesser period as the regulations made pursuant to the Plan may require.

b) Options shall not be transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant's legal representative (subject to the limitation that Options may not be exercised later than 5 years from their date of grant).

c) Except as otherwise determined by the Board and subject to the limitation that Options may not be exercised later than 5 years from their date of grant:

(i) if a Participant ceases to be an Eligible Person for any reason whatsoever other than

death, each Option held by the Participant other than a Participant who is involved in investor relations activities will cease to be exercisable 90 days after the Termination Date. For Participants involved in investor relations activities, Options shall cease to be exercisable 30 days after the Termination Date. If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant;

(ii) if a Participant dies the legal representative of the Participant may exercise the Participant's Options within one year after the date of the Participant's death, but only to the extent the Options were by their term exercisable on the date of death.

d) Options may not be exercised until they have vested. The Board shall determine the manner in which Options shall vest and become exercisable subject to the following:

i) Options granted to Consultants providing investor relations services shall vest at a minimum over a period of 12 months with no more than 1/4 of such Options vesting in any 3 month period; and

ii) Options, other than Options granted to Consultants providing investor relations services, shall vest immediately if the Company is acquired or taken over through a merger, takeover or acquisition transaction.

The Board may impose such other restrictions or limitations or requirements upon the exercise of Options as the Board, in its absolute discretion, may determine on the date of grant.

e) Each Option, including applicable vesting, shall be confirmed by an option certificate executed by the Company and by the Participant.

f) The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

g) Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its registered office of a written notice of exercise addressed to the Secretary of the Company specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Common Shares to be purchased. Certificates for such Common Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

h) Notwithstanding any of the provisions contained in the Plan or in any Option, the Company's obligation to issue Common Shares to a Participant pursuant to the exercise of an Option shall be subject to:

i) completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental or regulatory authority as counsel to the Company shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

ii) admission of such Common Shares to listing on any stock exchange on which the Common Shares may then be listed; and

iii) the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as counsel to the Company reasonably determines to be necessary or advisable in order to safeguard against the violation of the laws of any jurisdiction.

i) In this connection the Company shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Common Shares in compliance with applicable laws and for the admission to listing of such Shares on any stock exchange on which the Common Shares are then listed.

2.4 <u>Amendments to Option Grants</u>

Subject to the policies of Exchange, the Board may amend any Option with the consent of the affected Participant. If an amendment reducing the exercise price of the Option is made to an Option held by an Insider, the amendment shall only be made effective after the approval of the Disinterested Shareholders at a general meeting of the Shareholders of the Company is received.

PART 3
MISCELLANEOUS PROVISIONS

3.1 The holder of an Option shall not have any rights as a shareholder of the Company with respect to any of the Common Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Common Shares in respect of which the Option is being exercised).

3.2 Nothing in the Plan or any Option shall confer upon a Participant any right to continue in the employ of the Company or any Affiliate or affect in any way the right of the Company or any Affiliate to terminate his employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any Affiliate to extend the employment of any Participant beyond the time which he would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or any Affiliate, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Company or any Affiliate.

SCHEDULE "B"

ARTICLES

OPAL ENERGY CORP.
(the "Company")

The Company has as its articles the following articles.

***Continuation number*:** ____________________

OPAL ENERGY CORP.

(the "Company")

ARTICLES

1. Interpretation

1.1 Definitions

In these Articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) "*Business Corporations Act*" means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3) "legal personal representative" means the personal or other legal representative of the shareholder;

(4) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(5) "seal" means the seal of the Company, if any.

1.2 *Business Corporations Act* and *Interpretation Act* Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

2. Shares and Share Certificates

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the *Business Corporations Act*, determined by the directors.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. Issue of Shares

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

(a) past services performed for the Company;

(b) property;

(c) money; and

(2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. Share Registers

4.1 Central Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain in British Columbia a central securities register. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

5. Share Transfers

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1) a duly signed instrument of transfer in respect of the share has been received by the Company;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6. Transmission of Shares

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

7. Purchase of Shares

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3 Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

8. Borrowing Powers

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9. Alterations

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may by special resolution:

(1) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4) if the Company is authorized to issue shares of a class of shares with par value:

(a) decrease the par value of those shares; or

(b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6) alter the identifying name of any of its shares; or

(7) otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act.*

9.2 Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may by special resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3 Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4 Other Alterations

If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10. Meetings of Shareholders

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4 Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

10.5 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11. Proceedings at Meetings of Shareholders

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) the setting of the remuneration of an auditor;

(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two shareholders, or one or more proxyholder(s) representing two shareholders, or one member and a proxyholder representing another shareholder. If there is only one shareholder, the quorum is one person present and being, or representing by proxy, such shareholder. The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a shareholder or proxyholder entitled to vote thereat.

11.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1) the quorum is one person who is, or who represents by proxy, that shareholder, and

(2) that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17 Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

(a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.18 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. Votes of Shareholders

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2) if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

> *[name of company]*
> (the "Company")
>
> The undersigned, being a shareholder of the Company, hereby appoints *[name]* or, failing that person, *[name]*, as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on *[month, day, year]* and at any adjournment of that meeting.
>
> Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): ____________________
>
> Signed *[month, day, year]*
>
> ______________________________
>
> *[Signature of shareholder]*
>
> ______________________________

[Name of shareholder—printed]

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. Directors

13.1 First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the *Business Corporations Act*. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;

(2) if the Company is a public company, the greater of three and the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 14.4;

(3) if the Company is not a public company, the most recently set of:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b) the number of directors set under Article 14.4.

13.2 Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. Election and Removal of Directors

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the *Business Corporations Act*;

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3) with respect to first directors, the designation is otherwise valid under the *Business Corporations Act*.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of

directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. Alternate Directors

15.1 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the

directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2) the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4) the alternate director ceases to be qualified to act as a director; or

(5) his or her appointor revokes the appointment of the alternate director.

15.8 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. Powers and Duties of Directors

16.1 Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17. Disclosure of Interest of Directors

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act*.

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act*.

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. Proceedings of Directors

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board, the president, if any, if the president is a director; or

(3) any other director chosen by the directors if:

(a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in

the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director or alternate director, as the case may be, has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the

committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. Executive and Other Committees

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

(a) the power to fill vacancies in the board of directors;

(b) the power to remove a director;

(c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times as the directors may require.

19.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

19.5 Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. Officers

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act.* One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. Indemnification

21.1 Definitions

In this Article 21:

(1) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a) is or may be joined as a party; or

(b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3) "expenses" has the meaning set out in the *Business Corporations Act*.

21.2 Mandatory Indemnification of Directors and Former Directors

Subject to the *Business Corporations Act*, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3 Indemnification of Other Persons

Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

21.4 Non-Compliance with *Business Corporations Act*

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;

(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. Dividends

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23. Documents, Records and Reports

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act*.

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. Notices

24.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

(a) for a record mailed to a shareholder, the shareholder's registered address;

(b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

(a) for a record delivered to a shareholder, the shareholder's registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient.

24.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25. Seal

25.1 Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. Prohibitions

26.1 Definitions

In this Article 26:

(1) "designated security" means:

(a) a voting security of the Company;

(b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2) "security" has the meaning assigned in the *Securities Act* (British Columbia);

(3) "voting security" means a security of the Company that:

(a) is not a debt security, and

(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2 Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

BOULDER MINING CORPORATION

#951 – 409 Granville Street
Vancouver, B.C. V6B 1T2

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Extraordinary Meeting of Shareholders of **Boulder Mining Corporation (the "Company") will be held on Thursday, November 16, 2006 at 9 a.m. (Pacific Time)** at suite 951 – 409 Granville Street, Vancouver, B.C. V6C 1T2 for the following purposes:

1. To consider and, if thought fit, to approve, with or without amendment, an ordinary resolution, whereunder the Company's Incentive Stock Option Plan be amended such that the Company will allocate and reserve up to 10% of its issued common shares from time to time for the purposes of granting options under the Rolling Plan;

2. To authorize the directors to have the discretion under the amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 10% of the issued shares of the Company;

3. To consider and, if thought fit, pass a special resolution to change the name of the Company from "Boulder Mining Corporation" to "Opal Energy Corp." and to alter the Notice of Articles and Articles of the Company accordingly;

4. To consider, and if deemed appropriate, pass a special resolution to approve the continuance of the Company from the *Business Corporations Act* (Ontario) to the *Business Corporations Act* (British Columbia); and

5. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

Dated at Vancouver, B.C. this 17th day of October, 2006.

BY THE ORDER OF THE BOARD OF DIRECTORS

"John H. McAdam"

John H. McAdam
President

quest for Voting Instructions ("VIF")

EXTRAORDINARY MEETING OF SHAREHOLDERS OF

BOULDER MINING CORPORATION

TO BE HELD AT SUITE 951 – 409 GRANVILLE STREET, VANCOUVER, BRITISH COLUMBIA ON THURSDAY NOVEMBER 16TH, 2006 AT 9:00 A.M.

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxy holder, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please see the instructions on the reverse side of this form.

This VIF must be returned to Pacific Corporate Trust Company ("PCTC") by mail or fax at least forty-eight ("48") hours before the Meeting (excluding Saturday, Sunday and holidays). The mailing address of PCTC is 2nd Floor, 510 Burrard Street, V6C 3B9, and its fax number is 604-689-8144.

esolutions (For full details of each item, please see the enclosed Notice of Meeti nformation Circular)

	For	Against	Withhold
1. To approve a resolution whereunder the Company's Incentive Stock Option Plan be amended such that the Company will allocate and reserve up to 10% of its issued common shares from time to time for the purposes of granting options under the Rolling Plan.			
2. To authorize the directors to have the discretion under the amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 10% of the issued shares of the Company.			
3. To approve a Special Resolution to change the name of the Company from "Boulder Mining Corporation" to "Opal Energy Corp."			
4. To approve a Special Resolution to approve the continuance of the Company from the *Business Corporations Act* (Ontario) to the *Business Corporations Act* (British Columbia).			
5. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.			

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

THIS FORM MUST BE SIGNED AND DATED.

Please complete the following only if you or someone other than a management representative will be attending the meeting.

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and we will send to you a form of legal proxy which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in that regard, please contact Yasmin Juma at PCTC at 604-689-9853.

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________________

SHAREHOLDER SIGN HERE: __________________________

DATE SIGNED: _________________________

PLEASE SIGN AND DATE.

***To be represented at the Meeting,* voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9, and its fax number is (604) 689-8144.

IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE OF THIS FORM

BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683)

OR INTERNET VOTING AT http://webvote.pctc.com

Pacific Corporate Trust Company
a Computershare Company

510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9

T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com

September 22, 2006

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	**BOULDER MINING CORPORATION**
Meeting Type:	Special Meeting
ISIN:	CA1019041005
Meeting Date:	November 16, 2006
Record Date for Notice:	October 17, 2006
Record Date for Voting:	October 17, 2006
Beneficial Ownership Determination Date:	October 17, 2006
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"RAMIE LOUSA"

RAMIE LOUSA
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: TSX Venture Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\7668BDR.pdf

FORM 52-109F2 – Certification of Interim Filings

I, John H. McAdam, President, acting in the capacity of Chief Executive Officer for Boulder Mining Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings*), of **Boulder Mining Corporation** (the "Issuer") for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to material affect, the Issuer's internal control over financial reporting.

Date: August 24, 2006

"John H. McAdam"
John H. McAdam
President, acting in the capacity
of Chief Executive Officer

FORM 52-109F2 – Certification of Interim Filings

I, James Grinnell, Chief Financial Officer for Boulder Mining Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings*), of **Boulder Mining Corporation** (the "Issuer") for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to material affect, the Issuer's internal control over financial reporting.

Date: August 24, 2006

"James Grinnell"

James Grinnell

Chief Financial Officer

Management Discussion and Analysis

August 22, 2006

Fellow Shareholders:

It is a pleasure to report on your company's activities since our last report. Undoubtedly, the most significant event has been the announcement on July 18th of the agreement to acquire Opal Energy Inc., ("Opal"); a Texas based oil and gas exploration company. This acquisition will accelerate Boulder's current natural gas strategy and bring in house the talented Opal management team led by Mr. Ron Oligney. The agreement is subject to the receipt of regulatory approval by September 15, 2006 unless otherwise extended by Opal.

A key element of this transaction is that Boulder through Opal will now have full spectrum operational capabilities ranging from generating prospects right through to drilling, and production. Being in the position of generating and acquiring prospects entitles Opal to "carried working interest" positions which as successful wells come on stream, will represent significant value. Furthermore, the range of business opportunities now available to Boulder expands dramatically and is no longer confined to those contained in the lands defined in the December 23, 2005 exploration agreement. As an update on the Opal acquisition, final regulatory approval is still pending but no major issues are anticipated.

On August 15th, Boulder and Opal, announced that they have agreed to co-fund and have mobilized a completion rig, to the Britanco Aunt Audrey #1 well re-entry project located in Bee County, Texas. This is a low cost, low risk undertaking in a productive field which should be completed in the next couple of weeks or so.

The Britanco Audrey prospect is a re-entry of an old well on a Britanco lease that was drilled in 1979. There are three potentially productive Wilcox sands as identified by log analysis that present workover opportunities in the well for which it is hoped that production can be established. There is a packer stuck in the Britanco well at 6,922' which must be retrieved in order to re-complete the well in the deeper Wilcox objectives.

Boulder and Opal, together, are funding 100% of the project; contributing 86.5% and 13.5% respectively. The cost of drilling and completing the Britanco Audrey well has been estimated at US$175,000 and Boulder will pay Opal a Prospect Fee and Management Fee totaling $25,000. In return for funding the project, Boulder and Opal will together receive a 50% Working Interest, net of gathering costs, royalties and state excise taxes which will be assigned to Boulder and Opal in the ratio of 86.5% and 13.5% respectively. The ratio 86.5%:13.5% is reflective of the percentage of shares of Boulder that existing and Opal shareholders respectively, will own of the total, after giving effect to the issuance of shares of Boulder for the Opal acquisition as announced July 18, 2006. In other words, this re-entry project has a neutral impact to the acquisition agreement and as such, there is no intent to amend the acquisition agreement.

As previously reported, the Roche Well was drilled in April and whereas gas was encountered in the predicted intervals, two formation tests indicated that there was too much water associated with the gas. Two other zones were deemed to be too thin and so there was no justification for completing the well. Also as previously reported, the Tevrede Copper Gold Project in Namibia was dropped in April after partner Springbok Resources Inc. elected not to continue funding exploration on the project.

These second quarter developments led to a resolve by management to implement a successful gas strategy. Combining the efforts of Boulder and Opal is a strategic step to that end and the Opal business plan is evolving quickly. The essence of the plan is that the Opal team is developing a measured and balanced portfolio of drilling prospects and seismic opportunities for which outside funding will be sought. Opal will establish carried interest positions in these situations and so will benefit from exploration success but will have limited exposure to the risk side of the equation. At the same time, there are some opportunities that are being uncovered that are compelling inexpensive low risk opportunities that Opal and Boulder may elect to fund directly to establish near term cash flow.

We are excited about the opportunities that Opal is generating and look forward to creating substantial value for the Boulder/Opal combination.

Sincerely,

"*John McAdam*"

John H. McAdam
President
August 22, 2006

1. Discussion of Operations and Financial Condition

The loss during the three months ended June 30, 2006 (the "Current Period") was $2,104,707 including property write-offs of $1,985,800 as compared to the loss of $122,789 including property write-offs of $28,038 during the comparative period in 2005 (the "Prior Period"): a increase in loss of $ 1,981,900, due primarily to property write-offs.

The Administration Costs were slightly higher in the Current Period $111,969 as compared to $107,088 in the comparable quarter last year, a increase of $4,881. This increase is primarily due to an increase of travel in the current period.

The Annual Report to Shareholders including the Company's audited financial statements for the year ended December 31, 2005 provides further review of its operations.

2. Financing, Principle Purposes and Milestones

During the first quarter the company completed financings totaling $ 1.45 million and received an additional $4.6 million from the exercise of warrants. These funds are to be used primarily for hydro-carbon exploration expenditures during the year. Exploration programs and test mining on the Indian River Project were not overwhelmingly encouraging and management will consider all its options before proceeding with this project.

3. Subsequent Events

On July 18th the Company announced the agreement to acquire Opal Energy Inc., ("Opal"); a Texas based oil and gas exploration company. This acquisition will accelerate Boulder's current natural gas strategy and bring in house the talented Opal management team led by Mr. Ron Oligney. The agreement is subject to successful due diligence by both parties and to the receipt of regulatory approval by September 15, 2006 unless otherwise extended by Opal. The consideration to be paid by Boulder for the acquisition of Opal is the issuance of 18 million common shares of Boulder to Ron Oligney and the assumption of US$700,000 of liabilities of Opal. The shares issued will be subject to a time release agreement such that 25% of the shares shall be relieved from resale restriction every 6 months.

On August 15th, Boulder and Opal, announced that they have agreed to co-fund and have mobilized a completion rig, to the Britanco Aunt Audrey #1 well re-entry project located in Bee County, Texas. This is a low cost, low risk undertaking in a productive field which should be completed in the next couple of weeks or so. There is a packer stuck in the Britanco well at 6,922' which must be retrieved in order to re-complete the well in the deeper Wilcox objectives.

Boulder and Opal, together, are funding 100% of the project; contributing 86.5% and 13.5% respectively. The cost of drilling and completing the Britanco Audrey well has been estimated at US$175,000 and Boulder will pay Opal a Prospect Fee and Management Fee totaling $25,000. In return for funding the project, Boulder and Opal will together receive a 50% Working Interest, net of gathering costs, royalties and state excise taxes which will be assigned to Boulder and Opal in the ratio of 86.5% and 13.5% respectively. The ratio 86.5%:13.5% is reflective of the percentage of shares of Boulder that existing and Opal shareholders respectively, will own of the total, after giving effect to the issuance of shares of Boulder for the Opal acquisition as announced July 19, 2006. In other words, this re-entry project has a neutral impact to the acquisition agreement and as such, there is no intent to amend the acquisition agreement.

4. Liquidity and Solvency

As at June 30, 2006, the Company had a cash balance of $3,987,665, accounts receivable of $574,298 and a working capital of $4,890,727. This compares to cash of $426,905, accounts receivable of $590,970 and a working capital of $ 940,280 at year end 2005.

As noted under Financing, the Company raised $1.5 million in March 2006 through the issue of 30 million units priced at $0.05 per unit. Each unit comprises one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.10 prior to March 1, 2007 and $4.6 million in early March 2006 through the exercise of 22.8 million warrants. These funds will be used to provide working capital and funding for oil and gas exploration projects.

5. Disclosure and Financial Reporting Controls

Management is satisfied with the effectiveness of the Company's disclosure controls and procedures employed during the current quarter and more specifically, at June 30, 2006.

The Company has not made any change in internal control over financial reporting during the past year.

Outlook

The Company expects to rely upon equity subscriptions to satisfy its capital requirements, including capital to finance its major exploration activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.

Selected Annual Information

	For the years ended December 31		
	2005	2004	2003
Total revenues (Interest & other income)	36,071	20,487	1,006
Loss before write off of mineral properties and Future income tax recovery	430,125	487,056	382,563
Future income tax recovery	-	435,507	0
Loss for the year	458,163	473,263	720,836
Loss for the year per share	0.01	0.01	0.03
Total assets	5,833,707	3,221,634	1,860,210
Total long-term financial liabilities	17,653	0	0

Summary of Quarterly Results

	For the quarters ended:			
	June 30, 2006	March 31,2006	Dec. 31, 2005	Sept. 30, 2005
Total revenues	19,895	5,769	12,067	5,877
Loss before write off of mineral properties and Future income tax recovery	138,802	89,139	120,051	94,606
Loss for the period	2,104,707	1,189,728	120,051	94,606
Loss for the period per share	0.02	0.02	0.00	0.00

	For the quarters ended:			
	June 30, 2005	March 31,2005	Dec. 31, 2004	Sept. 30, 2004
Total revenues	12,337	5,790	1,915	554
Loss before write off of mineral properties and Future income tax recovery	94,751	120,717	129,240	135,808
Loss for the period	122,789	120,717	94,957	135,808
Loss for the period per share	0.00	0.00	0.00	0.00

RECEIVED

2006 NOV 28 P 8:29

BOULDER
Mining Corporation

VIA SEDAR

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Attention: Corporate Reporting

August 24, 2006

Dear Sirs:

Re: Boulder Mining Corporation

We confirm that the following documents are filed on SEDAR:

- June 30, 2006 Interim Financial Statements
- Management report to the Shareholders.

We declare that on August 24, 2006 the above documents were sent by prepaid mail to those shareholders on the Corporation's supplemental mailing list. However, we have not mailed material to shareholders in cases where notices or other documents have been returned undelivered by the Post Office on three consecutive occasions.

Yours truly,

BOULDER MINING CORPORATION

James G. Grinnell

James G. Grinnell
CFO

#951 - 409 Granville Street, Vancouver, BC, V6C 1T2 Phone: (604) 899-4300 Fax: (604) 899-4303

BOULDER
Mining Corporation

QUARTERLY FINANCIAL STATEMENTS

(UNAUDITED)

June 30, 2006

Boulder Mining Corporation

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the company have been prepared by and are the responsibility of the company's management. The company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"John H. McAdam"
President

"James G. Grinnell"
Chief Financial Officer

Date August 24, 2006

BOULDER MINING CORPORATION
BALANCE SHEETS
AS AT:

	June 30 2006 Un-audited	December 31 2005 Audited
ASSETS		
Current		
Cash	$ 3,987,665	$ 426,905
Receivables	574,298	590,970
Exploration advances (Note 4)	385,542	-
	4,947,505	1,017,875
Capital Assets (net) (Note 6)	599,302	615,238
		-
Mineral properties (Note 3)	3,044,019	4,165,594
Other assets (Note 5)	35,000	35,000
Total assets	$ 8,625,826	$ 5,833,707
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 31,703	$ 52,518
Current portion of capital leases payable	25,075	25,075
	56,778	77,593
Long Term Debt		
Capital leases payable	5,654	17,653
	62,432	95,246
Shareholders' equity		
Capital stock (Note 6)		
Authorized		
Unlimited number of common shares and Class A shares		
Issued		
115,295,786 (2005 – 62,488,333) common shares	40,942,894	34,823,526
5,057 (2005 – 5,057) Class A shares, Series 1	37,927	37,927
Contributed surplus (Note 6)	299,492	299,492
	41,280,313	35,160,945
Deficit	(32,716,919)	(29,422,484)
Net shareholders' equity	8,563,394	5,738,461
Total liabilities and shareholders' equity	$ 8,625,826	$ 5,833,707

Nature and continuance of operations (Note 1)

On behalf of the Board:

"Ken Thorsen" Director *"John H. McAdam"* Director

The accompanying notes are an integral part of these financial statements.

BOULDER MINING CORPORATION
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE AND SIX MONTHS ENDED JUNE 30

	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
	Un-audited	Un-audited	Un-audited	Un-audited
EXPENSES				
Advertising and promotion	$ 116	$ 1,680	$ 1,916	$ 8,528
Consulting	23,000	24,200	48,500	65,250
Office and sundry	5,857	8,505	12,859	12,447
Professional fees	9,691	4,536	10,165	4,536
Prospecting	-	-	-	-
Rent	7,086	5,871	14,420	11,743
Salaries	42,689	38,182	83,481	79,007
Shareholder information	7,439	16,456	8,289	26,500
Stock-based compensation	-	-	-	13,639
Transfer agent and regulatory fees	6,236	7,598	11,962	12,611
Travel	9,855	60	15,285	944
	111,969	107,088	206,877	233,595
Loss before other items	(111,969)	(107,088)	(206,877)	(233,595)
OTHER ITEMS				
Write-off of mineral properties (Note 3)	(1,985,800)	(28,038)	(3,086,388)	(28,038)
Foreign exchange loss	(26,833)		(26,833)	
Interest and other income	19,895	12,337	25,663	18,127
	(2,104,707)	(122,789)	(3,294,435)	(243,506)
Loss for the quarter	(2,104,707)	(122,789)	(3,294,435)	(243,506)
Deficit, beginning of the period	(30,612,212)	(29,085,038)	(29,422,484)	(28,964,321)
Deficit , end of the period	$ (32,716,919)	$ (29,207,827)	$ (32,716,919)	$ (29,207,827)
Basic and diluted loss per common share	$ (0.02)	$ (0.00)	$ (0.03)	$ (0.01)
Weighted average number of common shares outstanding	115,295,786	61,903,718	96,535,828	52,855,625

The accompanying notes are an integral part of these financial statements.

BOULDER MINING CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30

	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
	Un-audited	Un-audited	Un-audited	Un-audited
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (2,104,707)	$ (122,789)	$ (3,294,435)	$ (243,506)
Items not affecting cash:				
Stock-based compensation	-	-	-	13,639
Value attached to warrant – property acquisition	-	8,193	-	8,193
Amortization	21,089	65,778	21,089	65,778
Write-off of mineral properties	1,985,800	28,038	3,086,388	28,038
Changes in non-cash working capital items:				
Decrease (Increase) in receivables	30,635	(34,305)	16,672	(38,818)
Decrease (Increase) in exploration advances	388,707	418,443	(385,542)	(3,217)
Increase (Decrease) in accounts payable	14,033	186,227	(20,815)	68,966
Net cash used in operating activities	335,557	549,585	(576,643)	(100,927)
CASH FLOWS FROM INVESTING ACTIVITIES				
Fixed asset acquisition	(1,153)	(605,271)	(5,153)	(721,624)
Mineral property costs	(752,943)	(808,539)	(1,964,813)	(956,926)
Net cash used in investing activities	(754,096)	(1,414,260)	(1,969,966)	(1,678,850)
CASH FLOWS FROM FINANCING ACTIVITIES				
Long term debt incurred	-	56,000	-	56,000
Repayment of Long term debt	(6,000)	(1,828)	(11,999)	(1,882)
Issue of common shares for cash	1,600	79,993	6,119,368	3,182,744
Net cash provided by financing activities	(4,400)	134,165	6,107,369	3,236,916
Net increase (decrease) in cash during the period	(422,939)	(730,510)	3,560,760	1,457,439
Cash, beginning of the period	4,410,604	2,502,593	426,905	314,914
Cash, end of the period	$ 3,987,665	$ 1,772,083	$ 3,987,665	$ 1,772,083

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Boulder Mining Corporation (the "Company") is the result of an amalgamation of McAdam Resources Inc., Konteko Resources Inc., and Tashota Nipigon Mines Ltd. under the laws of the province of Ontario pursuant to articles of amalgamation dated December 1, 1988. Its principal business activities are the exploration and development of resource properties. All of the Company's resource properties are located in Canada and the United States.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	June 30 2006	December 31 2005
Working capital	$ 4,890,727	$ 940,282
Deficit	(32,716,919)	(29,422,484)

2. BASIS OF PRESENTATION

These interim un-audited financial statements for the three and six months ended June 30, 2006 should be read in conjunction with the audited financial statements for the company's most recently completed fiscal year ended December 31, 2005 and the un-audited financial statements from March 31, 2006. They do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. They have been prepared using the same accounting policies and methods as those used in the December 31, 2005 annual financial statements. Certain of the comparative figures have been reclassified to conform with the current period's presentation.

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. MINERAL PROPERTIES

	Tevrede Property, Northwestern Namibia	Indian River Property, Klondike Gold District Yukon Territory		Total June 30 2006
Acquisition costs	$ 21,000	$ 603,872	$ -	$ 624,872
Deferred exploration costs incurred during the year:				
Amortization on equipment	-	20,802	-	-
Sampling and bulk testing	-	1,035	-	-
Field, office and miscellaneous	-	15,243	-	144
Vehicles, heavy equipment rentals and fuel	-	2,445	-	-
Consultants, salaries and management fees	-	1,612	-	112
Deferred during the period	-	41,135	-	256
Balance, beginning of year	1,252,735	2,412,984	-	3,665,722
Recovery of costs	-	(13,974)	-	(13,974)
Total deferred exploration costs	1,252,738	2,440,146	-	3,652,004
Written-off during the year	(1,273,738)	-	-	(1,273,738)
Total resource property costs	$ -	$ 3,044,019	$ -	$ 3,044,019

3. **MINERAL PROPERTIES** (cont'd…)

	Tevrede Property, Northwestern Namibia	Indian River Property, Klondike Gold District Yukon Territory	50% Joint Venture claims with Western Prospector Group, Klondike Gold District Yukon Territory	Total 2005
Acquisition costs	$ 21,000	$ 478,872	$ 28,038	$ 527,910
Deferred exploration costs incurred during the year:				
Amortization of equipment	-	317,274	-	317,274
Sampling and bulk testing	-	854,425	-	854,425
Field, office and miscellaneous	3,561	289,860	-	293,421
Vehicles, heavy equipment rentals and fuel	-	507,736	-	507,736
Consultants, salaries and management fees	4,062	281,673	-	285,735
Deferred during the period	7,623	2,250,968	-	2,258,591
Balance, beginning of year	1,245,115	854,697	-	2,099,812
Recovery of costs	-	(692,681)	-	(692,681)
Total deferred exploration costs	1,252,738	2,412,984	-	3,665,722
Written-off during the year	-	-	(28,038)	(28,038)
Total resource property costs	$ 1,273,738	$ 2,891,856	$ -	$ 4,165,594

3. **MINERAL PROPERTIES** (cont'd…)

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many resource properties. The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tevrede property, Namibia

On April 12, 2006 the Company was advised by Springbok Resources Inc. that it does not intend to make further expenditures to earn an interest in the Tevrede Project in Namibia. The Company in turn notified Helio Resource Corporation (TSXV: HRC) that it will no longer pursue its interest in the Tevrede Project which reverts now to Helio Resource Corporation. The expenses related to acquisition and exploration of this property was written off during the current quarter.

Indian River paleo channel gold project, Yukon

On March 2, 2004, the Company signed a letter of agreement with Western Prospector Group Ltd. to earn a 70% joint venture interest in the Indian River Paleo Channel Project, located in the Klondike gold district, Yukon, Canada.

On May 2, 2005, the Company signed an Assignment and Assumption Agreement with Western Prospector Group Ltd. to acquire a 100% interest in the Indian River Paleo Channel Project by making payments totaling $225,000 and issuing 700,000 units. Each unit was comprised of one common share and one half share purchase warrant priced at market at the time of issuance. ($0.14 per share)

The $100,000 due on signing has been paid and the 700,000 units have been issued. The Company was required to make an additional payment of $125,000 by December 31, 2005. By agreement with the vendor, the final payment was deferred until early January, 2006. Pursuant to this amended agreement the Company now owns 100% of the project subject to a net smelter return royalty of 2 ½ % (2006) and 3% (2007 onward) to Western Prospector Group Ltd. plus a 2% NSR to the underlying vendor.

4. OIL AND GAS PROPERTIES

During the year, the Company signed an agreement with Opal Energy Ltd. ("Opal"), to earn working interests in three petroleum and natural gas leases, located in Texas, USA. An initial 3 well program was planned with the Company retaining a right of first refusal on further prospects generated within the lands as defined in the agreement.

The agreement specified that a three (3) well program would be undertaken but in light of the fact the first two (2) wells were not successful, Opal has been actively reviewing high quality gas prospects for presentation to the Company for consideration of participation.

Under the terms of the agreement, the Company could earn its interest in the wells as follows:

a) Encino Well:
The Company was required to pay $210,000 on or before January 15, 2006 and 74.67% of the costs disclosed in the Authorization for Expenditure ("AFE") to earn a 56% working interest in the well. The Company advanced $774,000 towards the completion of this well.

On April 25, 2006 the Company reported that the well drilled on the Roche Prospect in Refugio County, Texas (The Encino Well) reached depth of 7,050 feet. Gas was encountered in two predicted targets as well as in several other thin sand units. The oil prone target was also encountered. Repeat formation tests conducted on the lower gas target and the oil bearing target returned too much water to be viable and the other gas bearing sand horizons were deemed to be too thin to be viable on a stand alone basis. The Company's costs related to this project, $692,696, were written off during the second quarter.

b) Cage Well:
The Company was required to pay 20% of the cost of the well, no more than 15 calendar days following the presentation of the AFE and 100% of the costs disclosed in the AFE to earn a 75% working interest in the well.

On March 29, 2006 the Company reported that the well drilled on the Cage NW Prospect in Brooks County, Texas had reached target depth of 8098 feet. The hole has been logged and a careful review of the logs did not indicate the presence of sufficient quantities of hydrocarbons to warrant completing the well. The well was plugged. The Company's costs attached to this project, $1,100,588, were written off during the first quarter.

5. OTHER ASSETS

Other assets comprise a reclamation bond of $35,000 posted with the Government of British Columbia.

6. EQUIPMENT

	June 30, 2006			December 31, 2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Camp, office equipment	$ 105,366	$ 40,968	$ 64,398	$ 100,213	$ 33,792	$ 66,421
Non-mobile equipment	106,683	37,265	69,418	106,683	25,602	81,081
Heavy equipment and vehicles	725,616	260,130	465,486	725,616	257,880	467,736
	$ 937,665	$ 338,363	$ 599,302	$ 932,912	$ 317,274	$ 615,238

Included in heavy equipment is survey equipment with a cost of $56,000 and a net book value of $49,778 acquired through a capital lease.

7. CAPITAL LEASE

	June 30 2006	2005
Capital Lease obligation	$ 30,729	$ 42,728
Current portion of capital lease obligation	25,075	25,075
Long term portion of capital lease obligation	$ 5,654	$ 17,653

On June 1, 2005, the Company entered into a 27 month capital lease contract for the purchase of certain survey equipment. The survey equipment is classified as a depreciable asset and recorded at a cost equal to the present value of the lease payments due of $56,000. During the fiscal years ended December 31, 2006 and 2007 the minimum lease payments will be $28,932 and $19,288 respectively. Title of the survey equipment will transfer to the Company at the option of the Company on May 1, 2007 upon payment of $5,600. The amount representing interest over the term of the lease is $8,251.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Common shares issued			
Balance, December 31, 2004	39,387,699	31,625,782	264,020
Tevrede property	200,000	34,000	-
Indian River Project (a)	700,000	98,000	8,194
Private placement (units of 1 share and 1 warrant) (b)	22,200,000	3,065,744	-
Stock-based compensation	-	-	27,278
Balance, December 31, 2005	62,487,669	$ 34,823,526	$ 299,492
Private placement (units of 1 share and 1 warrant) (c)	30,000,000	$ 1,496,600	-
Exercise of warrants	22,808,117	$ 4,622,768	-
Balance, June 30, 2006	115,295,786	$ 40,942,894	$ 299,492

a) The Company issued 700,000 units (350,000 warrants) in 2005 as final settlement and 300,000 units (300,000) shares and 150,000 warrants) in 2004 as partial settlement related to the Indian River Paleo Channel gold project (Note 3).

b) During the quarter ended March 31, 2005, the Company issued a total of 22,200,000 units with warrants attached to them for net proceeds of $3,065,744. Each unit was comprised of one common share and one share purchase warrant.

c) During the quarter ended March 31, 2006, the Company issued a total of 30,000,000 units with warrants attached to them for net proceeds of $1,496,600. Each unit was comprised of one common share and one share purchase warrant.

Class A Shares, Series 1

The Company has issued and outstanding 5,057 (2005 – 5,057; 2004 – 5,057) Class A shares.

The Class A shares, Series I, are non-voting and are convertible into common shares at any time on the basis of 6.67 common shares for each Series I share held.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Warrants

The following is a summary of warrants at June 30, 2006 and December 31, 2005 and changes during the years then ended:

	June 30, 2006			December 31, 2005		
	Number of Warrants		Weighted Average Exercise Price	Number of Warrants		Weighted Average Exercise Price
Outstanding, beginning of period	27,072,800	$	0.34	7,131,028	$	0.26
Exercised	22,808,117		-	-		0.22
Expired	(4,264,683)		0.31	(2,638,228)		0.16
Issued	30,000,000		0.20	22,550,000		0.30
Outstanding, end of the period	30,000,000	$	0.22	27,042,800	$	0.34

At March 31, 2006 and December 31, 2005, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants June. 30, 2006	Number of Warrants Dec. 31, 2005
March 11, 2006	0.30	-	3,532,800
March 14, 2006	0.20	-	22,200,000
April 24, 2006	0.30	-	960,000
June 16, 2006	0.14	-	350,000
March 1, 2007	0.10	30,000,000	
		30,000,000	7,131,028

Stock options

Under the Company's stock option plan, the Company may grant options for up to 3,445,000 common shares to directors, employees and consultants at a minimum exercise price to be determined by the closing market value on the day prior to the date of grant. Under the plan options vest as follows: One-quarter vest upon the grant date and a further one-quarter after each of the following three six-month periods. The Company may elect from time to time to waive or reduce the vesting periods based on reasonable determination by the Board of Directors. The options can be granted for a maximum term of 5 years.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

The following is a summary of stock options at June 30, 2006 and December 31, 2005 and changes during the years then ended:

	Year ended June 30,2006		Year ended December 31, 2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of the year	1,530,000	$ 0.25	2,325,000	$ 0.23
Cancelled (a)	-		(795,000)	0.24
Expired	(20,000)			0.20
Granted	-		-	0.25
Outstanding number of options currently exercisable, end of the year	1,510,000	$ 0.25	1,530,000	$ 0.25

(a) Options were cancelled during the year ended December 31, 2005, after the 90 day waiting period following the date on which four directors were not reelected as directors.

At June 30, 2006 and December 31, 2005 the following options were outstanding to directors, officers and employees:

Expiry Date	Exercise Price	Number of Options Mar. 31, 2006	Number of Options Dec 31, 2005
May 2, 2006	$ 0.20		200,000
December 19, 2006	0.20	40,000	40,000
February 21, 2007	0.20	100,000	100,000
June 27, 2007	0.25	870,000	870,000
May 6, 2008	0.25	200,000	200,000
March 5, 2009	0.25	200,000	200,000
March 15, 2009	0.29	100,000	100,000
		1,510,000	1,530,000

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.

The weighted average fair value of each option granted during the current quarter and the past year was $Nil.

CORPORATE INFORMATION

DIRECTORS

Nelson Baker, B.Sc., P.Eng.
Geological Engineer

John H. McAdam, B.Sc., P.Eng.
Geological Engineer

Ken R. Thorsen, B.Sc., P.Eng,
Consulting Geological Engineer

OFFICERS

John H. McAdam, B.Sc., P.Eng.
President

Bradley T. Aelicks, B.Sc.
Vice-President Corporate Finance

James G. Grinnell, CGA
CFO / Corporate Secretary

LEGAL COUNSEL

Fretwell Law Corporation,
Gordon Fretwell
Suite 1780 - 400 Burrard St.
Vancouver, B.C. V6C 3A6
tel: (604) 689-1280
fax: (604) 689-1288

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G5
telephone (604) 687-0947
facsimile (604) 687-6172

HEAD OFFICE

Suite 951 - 409 Granville Street
Vancouver, B.C. V6C 1T2
telephone (604) 899-4300
facsimile (604) 899-4303
Website: www.bouldermining.com
E-mail:
bouldermining@bouldermining.com

TRANSFER AGENT

Pacific Corporate Trust Company
510 Burrard Street, 2nd Floor
Vancouver, BC, V6C 3B9
tel: (604) 689-9853
fax: (604) 689-8144

STOCK EXCHANGE LISTING
TSX Venture Exchange - Tier II Listing
Symbol: BDR

BOULDER
Mining Corporation

VIA SEDAR

TO: Commission de valeurs mobilieres du Quebec
PO Box 246, Tour de la Bourse
Montreal, QC H4Z 1G3
Attention: Corporate Reporting

August 24, 2006

Dear Sirs:

Re: Boulder Mining Corporation

We confirm that the following documents are filed on SEDAR:

- March 31, 2006 Interim Financial Statements
- Management report to the Shareholders.

We declare that on August 24, 2006 the above documents were sent by prepaid mail to those shareholders on the Corporation's supplemental mailing list. However, we have not mailed material to shareholders in cases where notices or other documents have been returned undelivered by the Post Office on three consecutive occasions.

We also confirm that no shares of the Corporation were distributed to Quebec residents during the third fiscal quarter of 2005.

Yours truly,

BOULDER MINING CORPORATION

"James G. Grinnell"

James G. Grinnell
CFO

#951 - 409 Granville Street, Vancouver, BC, V6C 1T2 Phone: (604) 899-4300 Fax: (604) 899-4303
E-mail: bouldermining@bouldermining.com Website: www.bouldermining.com

BOULDER
Mining Corporation

QUARTERLY FINANCIAL STATEMENTS

(UNAUDITED)

MARCH 31, 2006

Boulder Mining Corporation

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the company have been prepared by and are the responsibility of the company's management.
The company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"John H. McAdam"	*"James G. Grinnell"*
President	Chief Financial Officer

Date May 17, 2006

BOULDER MINING CORPORATION
BALANCE SHEETS
AS AT:

	March 31 2006 Un-audited	December 31 2005 Audited
ASSETS		
Current		
Cash	$ 4,410,604	$ 426,905
Receivables	604,933	590,970
Exploration advances (Note 4)	774,249	-
	5,789,786	1,017,875
Equipment (net) (Note 6)	619,238	615,238
Mineral properties (Note 3)	4,276,876	4,165,594
Other assets (Note 5)	35,000	35,000
Total assets	$ 10,720,900	$ 5,833,707
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 17,670	$ 52,518
Current portion of capital lease payable	25,075	25,075
	42,745	77,593
Long term debt		
Capital lease payable (note 7)	11,654	17,653
	11,654	95,246
Shareholders' equity		
Capital stock (Note 8)		
Authorized		
Unlimited number of common shares and Class A shares		
Issued		
115,295,786 (2005 – 61,787,669) common shares	40,941,294	34,823,526
5,057 (2004 – 5,057) Class A shares, Series 1	37,927	37,927
Contributed surplus (Note 6)	299,492	299,492
	41,278,713	35,160,945
Deficit	(30,612,212)	(29,422,484)
Net shareholders' equity	10,666,501	5,738,461
Total liabilities and shareholders' equity	$ 10,720,900	$ 5,833,707

Nature and continuance of operations (Note 1)

On behalf of the Board:

"Ken Thorsen" Director *"John H. McAdam"* Director

The accompanying notes are an integral part of these financial statements.

BOULDER MINING CORPORATION
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31

	2006 Un-audited	2005 Un-audited
EXPENSES		
Advertising and promotion	$ 1,800	$ 6,848
Consulting	25,500	41,050
Office and sundry	7,002	2,332
Professional fees	474	-
Prospecting	-	-
Rent	7,334	5,972
Salaries	40,792	40,825
Shareholder information	850	10,044
Stock-based compensation	-	13,639
Transfer agent and regulatory fees	5,726	5,013
Travel	5,430	884
	94,908	126,507
Loss before other items	(94,908)	(126,507)
OTHER ITEMS		
Write-off of exploration property (Note 3)	1,100,588	
Interest and other income	5,769	5,790
	(1,189,728)	(120,717)
Loss for the quarter	(1,189,728)	(120,717)
Deficit, beginning of the period	(29,422,484)	(28,964,321)
Deficit , end of the period	$ (30,612,212)	$ (29,085,038)
Basic and diluted loss per common share	$ (0.02)	$ (0.00)
Weighted average number of common shares outstanding	76,566,755	43,717,669

The accompanying notes are an integral part of these financial statements.

BOULDER MINING CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31

	2006 Un-audited	2005 Un-audited
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ (1,189,728)	$ (120,717)
Items not affecting cash:		
Stock-based compensation	-	13,639
Write-off of mineral properties	1,100,588	-
Changes in non-cash working capital items:		
Decrease (Increase) in receivables	(13,963)	(4,533)
Increase in exploration advances	(774,249)	(421,660)
Increase (Decrease) in accounts payable	(34,848)	(117,261)
Net cash used in operating activities	(912,199)	(646,012)
CASH FLOWS FROM INVESTING ACTIVITIES		
Fixed asset acquisition	(4,000)	(115,903)
Mineral property costs	(1,211,870)	(148,387)
Net cash used in investing activities	(1,215,870)	(264,290)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common shares for cash, net of issuance costs	6,117,768	
Repayment of capital lease	(5,999)	3,102,751
Net cash provided by financing activities	6,111,769	3,102,751
Net increase (decrease) in cash during the year	3,983,699	2,187,949
Cash, beginning of the period	426,905	314,644
Cash, end of the period	$ 4,410,604	$ 2,502,593

Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Boulder Mining Corporation (the "Company") is the result of an amalgamation of McAdam Resources Inc., Konteko Resources Inc., and Tashota Nipigon Mines Ltd. under the laws of the province of Ontario pursuant to articles of amalgamation dated December 1, 1988. Its principal business activities are the exploration and development of resource properties. All of the Company's resource properties are located in Canada, the United States and Northwestern Namibia, Africa.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	March 31 2006	December 31 2005
Working capital	$ 5,747,041	$ 940,282
Deficit	(29,422,484)	(29,422,484)

2. BASIS OF PRESENTATION

These interim un-audited financial statements for the three months ended March 31, 2006 should be read in conjunction with the financial statements for the company's most recently completed fiscal year ended December 31, 2005. They do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. They have been prepared using the same accounting policies and methods as those used in the December 31, 2005 annual financial statements. Certain of the comparative figures have been reclassified to conform with the current period's presentation.

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. MINERAL PROPERTIES

	Tevrede Property, Northwestern Namibia	Indian River Property, Klondike Gold District Yukon Territory		Total March 31 2006
Acquisition costs	$ 21,000	$ 603,872	$ -	$ 624,872
Deferred exploration costs incurred during the year:				
Amortization on equipment	-	-	-	-
Sampling and bulk testing	-	-	-	-
Field, office and miscellaneous	-	144	-	144
Vehicles, heavy equipment rentals and fuel	-	-	-	-
Consultants, salaries and management fees	-	112	-	112
Deferred during the period	-	256	-	256
Balance, beginning of year	1,252,735	2,412,984	-	3,665,722
Recovery of costs	-	(13,974)	-	(13,974)
Total deferred exploration costs	1,252,738	2,399,266	-	3,652,004
Written-off during the year	-	-	-	-
Total resource property costs	$ 1,273,738	$ 3,003,138	$ -	$ 4,276,876

3. RESOURCE PROPERTIES

	Tevrede Property, Northwestern Namibia	Indian River Property, Klondike Gold District Yukon Territory	50% Joint Venture claims with Western Prospector Group, Klondike Gold District Yukon Territory	Total 2005
Acquisition costs	$ 21,000	$ 478,872	$ 28,038	$ 527,910
Deferred exploration costs incurred during the year:				
Amortization of equipment	-	317,274	-	317,274
Sampling and bulk testing	-	854,425	-	854,425
Field, office and miscellaneous	3,561	289,860	-	293,421
Vehicles, heavy equipment rentals and fuel	-	507,736	-	507,736
Consultants, salaries and management fees	4,062	281,673	-	285,735
Deferred during the period	7,623	2,250,968	-	2,258,591
Balance, beginning of year	1,245,115	854,697	-	2,099,812
Recovery of costs	-	(692,681)	-	(692,681)
Total deferred exploration costs	1,252,738	2,412,984	-	3,665,722
Written-off during the year	-	-	(28,038)	(28,038)
Total resource property costs	$ 1,273,738	$ 2,891,856	$ -	$ 4,165,594

4. **MINERAL PROPERTIES** (cont'd...)

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many resource properties. The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tevrede property, Namibia

The Company is required to issue a further 50,000 shares at the end of each year beginning June 3, 2007 for five years or until the property is in production, whichever is sooner. The agreement also requires the Company to spend $3,000,000 on exploration over four years with a minimum first year expenditure of $300,000 and a second year expenditure of $400,000, and a third year of $800,000, all of which have been met. The property is subject to a 3% net smelter returns ("NSR") royalty which can be reduced to 2% by paying US $1,000,000 prior to commencement of commercial production.

On April 5, 2005, the Company reached an agreement with Springbok Resources Inc. ("Springbok") that will allow Springbok to acquire an undivided sixty (60%) per cent interest in the Tevrede property. The agreement requires Springbok to pay the Company $500,000, issue 750,000 shares and make expenditures of $4,000,000 prior to January 31, 2009. The expenditures are broken down as follows: $500,000 by May 31, 2005, which has been met, an additional $1,500,000 by May 31, 2006, and future expenditures of $1,000,000 by each of January 31, 2008 and 2009. The Company has received the $100,000 that was due on execution of the agreement.

On April 12, 2006 the Company was advised by Springbok Resources Inc. that it does not intend to make further expenditures to earn an interest in the Tevrede Project in Namibia. The Company in turn notified Helio Resource Corporation (TSXV: HRC) that it will no longer pursue its interest in the Tevrede Project which reverts now to Helio Resource Corporation.

Indian River paleo channel gold project, Yukon

On March 2, 2004, the Company signed a letter of agreement with Western Prospector Group Ltd. to earn a 70% joint venture interest in the Indian River Paleo Channel Project, located in the Klondike gold district, Yukon, Canada. The property is subject to a NSR royalty to the vendor that could be up to 5%.

On May 2, 2005, the Company signed an Assignment and Assumption Agreement with Western Prospector Group Ltd. to acquire a 100% interest in the Indian River Paleo Channel Project by making payments totaling $225,000 and issuing 700,000 units. Each unit is comprised of one common share and one half share purchase warrant priced at $0.14 per share.

market at the time of issuance. The $100,000 due on signing has been paid and the 700,000 units have been issued. The Company was required to make an additional payment of $125,000 by December 31, 2005. By agreement with the vendor, the final payment was deferred until early January, 2006. Pursuant to this amended agreement the Company now owns 100% of the project subject to a net smelter return royalty of 2 ½ % (2006) and 3% (2007 onward) to Western Prospector Group Ltd. and 2% NSR to the underlying vendor.

4. OIL AND GAS PROPERTIES

During the year, the Company signed an agreement with Opal Energy Ltd. ("Opal"), to earn working interests in three petroleum and natural gas leases, located in Texas, USA. An initial 3 well program was planned with the Company retaining a right of first refusal on further prospects generated within the lands as defined in the agreement.

The agreement specified that a three (3) well program would be undertaken but in light of the fact the first two (2) wells were not successful, Opal has been actively reviewing high quality gas prospects for presentation to the Company for consideration of participation.

Under the terms of the agreement, the Company can earn its interest in the wells as follows:

a) Encino Well:
The Company was required to pay $210,000 on or before January 15, 2006 and 74.67% of the costs disclosed in the Authorization for Expenditure ("AFE") to earn a 56% working interest in the well. The Company has advanced $774,000 towards the completion of this well.

On April 25, 2006 the Company reported that the well drilled on the Roche Prospect in Refugio County, Texas (The Encino Well) reached depth of 7,050 feet. Gas was encountered in two predicted targets as well as in several other thin sand units. The oil prone target was also encountered. Repeat formation tests conducted on the lower gas target and the oil bearing target returned too much water to be viable and the other gas bearing sand horizons were deemed to be too thin to be viable on a stand alone basis. The Company's costs related to this project will be written off during the second quarter when they have been determined.

b) Cage Well:
The Company was required to pay 20% of the cost of the well, no more than 15 calendar days following the presentation of the AFE and 100% of the costs disclosed in the AFE to earn a 75% working interest in the well.

On March 29, 2006 the Company reported that the well drilled on the Cage NW Prospect in Brooks County, Texas had reached target depth of 8098 feet. The hole has been logged and a careful review of the logs did not indicate the presence of sufficient quantities of hydrocarbons to warrant completing the well. The well was plugged. The Company's costs attached to this project, $1,100,588, were written off during the quarter.

5. OTHER ASSETS

Other assets comprise a reclamation bond of $35,000 posted with the Government of British Columbia

6. EQUIPMENT

	March 31, 2006			December 31, 2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Camp, office equipment	$ 104,213	$ 33,792	$ 70,421	$ 100,213	$ 33,792	$ 66,421
Non-mobile equipment	106,683	25,602	81,081	106,683	25,602	81,081
Heavy equipment and vehicles	725,616	257,880	467,736	725,616	257,880	467,736
	$ 936,512	$ 317,274	$ 619,238	$ 932,912	$ 317,274	$ 615,238

Included in heavy equipment is survey equipment with a cost of $56,000 and a net book value of $49,778 acquired through a capital lease.

7. CAPITAL LEASE

	2005	2005
Capital Lease obligation	$ 36,729	$ 42,728
Current portion of capital lease obligation	25,075	25,075
Long term portion of capital lease obligation	$ 11,654	$ 17,653

On June 1, 2005, the Company entered into a 27 month capital lease contract for the purchase of certain survey equipment. The survey equipment is classified as a depreciable asset and recorded at a cost equal to the present value of the lease payments due of $56,000. During the fiscal years ended December 31, 2006 and 2007 the minimum lease payments will be $28,932 and $19,288 respectively. Title of the survey equipment will transfer to the Company at the option of the Company on May 1, 2007 upon payment of $5,600. The amount representing interest over the term of the lease is $8,251.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Common shares issued			
Balance, December 31, 2004	39,387,699	31,625,782	264,020
Tevrede property	200,000	34,000	-
Indian River Project (a)	700,000	98,000	8,194
Private placement (units of 1 share and 1 warrant) (b)	22,200,000	3,065,744	-
Stock-based compensation	-	-	27,278
Balance, December 31, 2005	62,487,669	$ 34,823,526	$ 299,492
Private placement (units of 1 share and 1 warrant) (c)	30,000,000	$ 1,495,000	-
Exercise of warrants	22,808,117	$ 4,622,768	-
Balance, December 31, 2005	115,295,786	$ 40,941,294	$ 299,492

a) The Company issued 700,000 units (350,000 warrants) in 2005 as final settlement and 300,000 units (300,000) shares and 150,000 warrants) in 2004 as partial settlement related to the Indian River Paleo Channel gold project (Note 3).

b) During the quarter ended March 31, 2005, the Company issued a total of 22,200,000 units with warrants attached to them for net proceeds of $3,065,744. Each unit was comprised of one common share and one share purchase warrant.

c) During the quarter ended March 31, 2006, the Company issued a total of 30,000,000 units with warrants attached to them for net proceeds of $1,495,000. Each unit was comprised of one common share and one share purchase warrant.

Class A Shares, Series 1

The Company has issued and outstanding 5,057 (2004 – 5,057; 2003 – 5,057) Class A shares.

The Class A shares, Series I, are non-voting and are convertible into common shares at any time on the basis of 6.67 common shares for each Series I share held.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Warrants

The following is a summary of warrants at December 31, 2005 and 2004 and changes during the years then ended:

	December 31, 2005			December 31, 2004		
	Number of Warrants		Weighted Average Exercise Price	Number of Warrants		Weighted Average Exercise Price
Outstanding, beginning of year	7,131,028	$	0.34	7,943,302	$	0.26
Exercised	-		-	(3,699,832)		0.22
Expired	(2,638,228)		0.31	(1,755,242)		0.16
Issued	22,550,000		0.20	4,642,800		0.30
Outstanding, end of the year	27,042,800	$	0.22	7,131,028	$	0.34

At March 31, 2006 and December 31, 2005, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants Mar. 31,2006	Number of Warrants Dec. 31, 2005
March 11, 2006	0.30	-	3,532,800
March 14, 2006	0.20	-	22,200,000
April 24, 2006	0.30	880,000	960,000
June 16, 2006	0.14	350,000	350,000
March 1, 2007	0.10	30,000,000	
		31,230,000	7,131,028

Stock options

Under the Company's stock option plan, the Company may grant options for up to 3,445,000 common shares to directors, employees and consultants at a minimum exercise price to be determined by the closing market value on the day prior to the date of grant. Under the plan options vest as follows: One-quarter vest upon the grant date and a further one-quarter after each of the following three six-month periods. The Company may elect from time to time to waive or reduce the vesting periods based on reasonable determination by the Board of Directors. The options can be granted for a maximum term of 5 years.

8. **CAPITAL STOCK AND CONTRIBUTED SURPLUS** (cont'd...)

The following is a summary of stock options at December 31, 2005 and 2004 and changes during the years then ended:

	Year ended December 31,2005		Year ended December 31, 2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of the year	1,530,000	$ 0.23	2,325,000	$ 0.23
Cancelled (a)	-		(795,000)	0.24
Granted	-		-	0.25
Outstanding number of options currently exercisable, end of the year	1,530,000	$ 0.23	1,530,000	$ 0.23

(a) Options were cancelled during the year ended December 31, 2005, after the 90 day waiting period following the date on which four directors were not reelected as directors.

At March 31, 2006 and December 31, 2005 the following options were outstanding to directors, officers and employees:

Expiry Date	Exercise Price	Number of Options Mar. 31, 2006	Number of Options Dec 31, 2005
May 2, 2006	$ 0.20	20,000	200,000
December 19, 2006	0.20	40,000	40,000
February 21, 2007	0.20	100,000	100,000
June 27, 2007	0.25	870,000	870,000
May 6, 2008	0.25	200,000	200,000
March 5, 2009	0.25	200,000	200,000
March 15, 2009	0.29	100,000	100,000
		1,530,000	1,530,000

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.

The weighted average fair value of each option granted during the current quarter and the past year was $Nil.

CORPORATE INFORMATION

DIRECTORS

Nelson Baker, B.Sc., P.Eng.
Geological Engineer

John H. McAdam, B.Sc., P.Eng.
Geological Engineer

Ken R. Thorsen, B.Sc., P.Eng,
Consulting Geologist

OFFICERS

John H. McAdam, B.Sc., P.Eng.
President

Bradley T. Aelicks, B.Sc.
Vice-President Corporate Finance

James G. Grinnell, CGA
CFO / Corporate Secretary

LEGAL COUNSEL

Fretwell Law Corporation,
Gordon Fretwell
Suite 1780 - 400 Burrard St.
Vancouver, B.C. V6C 3A6
tel: (604) 689-1280
fax: (604) 689-1288

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G5
telephone (604) 687-0947
facsimile (604) 687-6172

HEAD OFFICE

Suite 951 - 409 Granville Street
Vancouver, B.C. V6C 1T2
telephone (604) 899-4300
facsimile (604) 899-4303
Website: www.bouldermining.com
E-mail:
bouldermining@bouldermining.com

TRANSFER AGENT

Pacific Corporate Trust Company
510 Burrard Street, 2nd Floor
Vancouver, BC, V6C 3B9
tel: (604) 689-9853
fax: (604) 689-8144

STOCK EXCHANGE LISTING
TSX Venture Exchange - Tier II Listing
Symbol: BDR

BOULDER
Mining Corporation

VIA SEDAR

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Attention: Corporate Reporting

May 30, 2006

Dear Sirs:

Re: Boulder Mining Corporation

We confirm that the following documents are filed on SEDAR:

- March 31, 2006 Interim Financial Statements
- Management report to the Shareholders.

We declare that on May 30, 2006 the above documents were sent by prepaid mail to those shareholders on the Corporation's supplemental mailing list. However, we have not mailed material to shareholders in cases where notices or other documents have been returned undelivered by the Post Office on three consecutive occasions.

Yours truly,

BOULDER MINING CORPORATION

James G. Grinnell

James G. Grinnell
CFO

#951 - 409 Granville Street, Vancouver, BC, V6C 1T2 Phone: (604) 899-4300 Fax: (604) 899-4303

BOULDER
Mining Corporation

VIA SEDAR

TO: **Commission de valeurs mobilieres du Quebec**
PO Box 246, Tour de la Bourse
Montreal, QC H4Z 1G3
Attention: Corporate Reporting

May 30, 2006

Dear Sirs:

Re: Boulder Mining Corporation

We confirm that the following documents are filed on SEDAR:

- March 31, 2006 Interim Financial Statements
- Management report to the Shareholders.

We declare that on May 30, 2006 the above documents were sent by prepaid mail to those shareholders on the Corporation's supplemental mailing list. However, we have not mailed material to shareholders in cases where notices or other documents have been returned undelivered by the Post Office on three consecutive occasions.

We also confirm that the following shares of the Corporation (all of which relate to the exercise of warrants obtained in a March 11, 2005 private placement) were distributed to Quebec residents during the first fiscal quarter of 2006:

March 9, 2006	Common Shares	Exercise of warrants.	100,000	$0.20	$20,000	Cash
March 13, 2006	Common Shares	Exercise of warrants.	390,000	$0.20	$78,000	Cash
March 14, 2006	Common Shares	Exercise of warrants.	33,333	$0.20	$6,666.60	Cash
March 11, 2006	Common Shares	Exercise of warrants.	7,093,332	$0.20	$1,418,666.40	Cash

Yours truly,

BOULDER MINING CORPORATION

"James G. Grinnell"

James G. Grinnell
CFO

#951 - 409 Granville Street, Vancouver, BC, V6C 1T2 Phone: (604) 899-4300 Fax: (604) 899-4303
E-mail: bouldermining@bouldermining.com Website: www.bouldermining.com

FORM 52-109F2 – Certification of Interim Filings

I, John H. McAdam, President, acting in the capacity of Chief Executive Officer for Boulder Mining Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings*), of **Boulder Mining Corporation** (the "Issuer") for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to material affect, the Issuer's internal control over financial reporting.

Date: May 28, 2006

"John H. McAdam"

John H. McAdam
President, acting in the capacity
of Chief Executive Officer

FORM 52-109F2 – Certification of Interim Filings

I, James Grinnell, Chief Financial Officer for Boulder Mining Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings*), of **Boulder Mining Corporation** (the "Issuer") for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to material affect, the Issuer's internal control over financial reporting.

Date: May 28, 2006

"James Grinnell"
James Grinnell
Chief Financial Officer

Management Discussion and Analysis

Letter to Shareholders

Fellow Shareholders:

The first quarter of 2006 saw your company establish the strongest financial position it has ever been in with the raising of over $6 million in March. These funds were acquired by completing a private placement for $1.5 million and receiving proceeds of $4.6 million from the exercise of warrants. The funds are to be deployed in drilling gas wells in Texas pursuant to an exploration agreement with Opal Energy Inc. ("Opal") of Houston, Texas.

In March, the Cage well was spudded in southern Texas and was drilled to a depth of 8098 feet. Gas was encountered in the predicted intervals but was of insufficient quantity to justify completing the well. Therefore the well was written off late in the month. A second well, the Roche Well was drilled in April and whereas gas was encountered in the predicted intervals, two formation tests indicated that there was too much water associated with the gas. A couple of other zones were deemed to be too thin and so there was no justification for completing the well.

Boulder management is dedicated to implementing a successful gas strategy and has built a very good working relationship with Opal. Currently, Opal Energy is reviewing high quality prospects and will present Boulder with additional targets in the near future.

In other news, the Tevrede Copper Gold Project in Namibia was dropped in April after partner Springbok Resources Inc. elected not to continue funding exploration on the project. Two lease operators will be active on the Indian River Gold Project in the Yukon which should mean some modest royalty income form their activities.

Your Company is in a strong working capital position and in conjunction with Opal is currently defining a high quality, risk managed growth strategy. We look forward to drilling additional wells this summer.

Sincerely

"*John McAdam*"

John H. McAdam
President
May 29, 2006

Selected Annual Information

	For the years ended December 31		
	2005	2004	2003
Total revenues (Interest & other income)	36,071	20,487	1,006
Loss before write off of mineral properties and Future income tax recovery	430,125	507,543	382,563
Future income tax recovery	-	435,507	0
Loss for the year	458,163	473,263	720,836
Loss for the year per share	0.01	0.01	0.03
Total assets	5,833,707	3,221,634	1,860,210
Total long-term financial liabilities	17,653	0	0

Summary of Quarterly Results

	For the quarters ended:			
	March 31,2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005
Total revenues	5,769	12,067	5,877	12,337
Loss before write off of mineral properties and Future income tax recovery	89,139	120,051	94,606	94,751
Loss for the period	1,189,728	120,051	94,606	122,789
Loss for the period per share	0.02	0.00	0.00	0.00

	For the quarters ended:			
	March 31,2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004
Total revenues	5,790	1,915	554	18,018
Loss before write off of mineral properties and Future income tax recovery	120,717	129,240	135,808	127,669
Loss for the period	120,717	94,957	135,808	127,669
Loss for the period per share	0.00	0.00	0.00	0.00

1. Discussion of Operations and Financial Condition

The loss during the period ended March 31, 2006 (the "Current Period") was $1,189,728 including property write-offs of $1,100,728 as compared to the loss of $120,717 during the period ended March 31, 2005 (the "Prior Period"): a increase in loss of $ 1,069,000, due primarily to property write-offs and offset by reduced consulting costs and stock based compensation during the Current Period.

The Administration Costs were somewhat lower in the Current Period $94,908 as compared to $126,507 in the comparable quarter last year, a decrease of $31,599. This reduction is primarily due to reduced stock-based compensation costs, and consulting expenses.

The Annual Report to Shareholders including the Company's audited financial statements for the year ended December 31, 2005 provides further review of its operations.

2. Financing, Principle Purposes and Milestones

During the current quarter the company completed financings totaling $ 1.45 million and received an additional $4.6 million from the exercise of warrants. These funds are to be used primarily for hydro-carbon exploration expenditures during the year. Exploration programs and test mining on the Indian River Project were not encouraging and management will consider all its options before proceeding with this project.

3. Subsequent Events

On April 25, 2006 the Company reported that the well drilled on the Roche Prospect in Refugio County, Texas (The Encino Well) reached depth of 7,050 feet. Gas was encountered in the two predicted targets as well as in several other thin sand units. The oil prone target was also encountered. Repeat formation tests conducted on the lower gas target and the oil bearing target returned too much water to be viable and the other gas bearing sand horizons were deemed to be too thin to be viable on a stand alone basis. The Company's costs related to this project will be written off during the second quarter when they have been determined.

4. Liquidity and Solvency

As at March 31, 2006, the Company had a cash balance of $4,410,604, accounts receivable of $604,933 and a working capital of $5,747,041. This compares to cash of $426,905, accounts receivable of $590,970 and a working capital of $ 940,280 at year end 2005.

As noted under Financing, the Company raised $1.5 million in March 2006 through the issue of 30 million units priced at $0.05 per unit. Each unit comprises one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.10 prior to March 1, 2007 and $4.6 million in early March 2006 through the exercise of 22.8 million warrants. These funds will be used to provide working capital and funding for oil and gas exploration projects.

5. Disclosure and Financial Reporting Controls

Management is satisfied with the effectiveness of the Company's disclosure controls and procedures employed during the current quarter and more specifically, at March 31, 2006.

The Company has not made any change in internal control over financial reporting during the past year.

Outlook

The Company expects to rely upon equity subscriptions to satisfy its capital requirements, including capital to finance its major exploration activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

BOULDER MINING CORPORATION
(Name of Company)

SOLICITED BY MANAGEMENT

TO BE HELD AT 951 – 409 Granville Street, Vancouver, B.C. V6C 1T2
(Location of Meeting)

ON Wednesday, *(Day of week)* **June 14, 2006, AT** *(Month/day) (Year)* **1:30 P.M.** *(Time of Meeting)*

The undersigned member ("Shareholder") of the Company hereby appoints, John H. McAdam, President and Director of the Company, or failing this person, James G. Grinnell, an officer of the Company, or in the place of the foregoing, ______________________ (*print the name*), as proxy-holder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxy-holder to vote the securities of the Company recorded in the name of the Shareholder as specified herein.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SHAREHOLDER PRINT HERE: ______________________

SHAREHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	With-hold
1. To elect as Director, Nelson W. Baker		N/A	
2. To elect as Director, John H. McAdam		N/A	
3. To elect as Director, Ken Thorsen		N/A	
4. Appointment of Davidson & Company, Chartered Accountants, as auditors of the Company and to authorize the directors to fix their remuneration		N/A	
5. To authorize the directors of the Company to amend any existing stock options and to grant stock options to employees, officers and directors of the Company at the discretion of the board of directors, at such price or prices and upon such terms as may be acceptable to the TSX Venture Exchange and to approve the exercise of any existing stock options granted to insiders and the exercise of any stock options granted to insiders pursuant to such shareholder authorization.			N/A
6. To approve amendments to the Stock Option Plan: (a) authorize the reserving of an additional 8,000,000 common shares of the Corporation for option and issuance as per Section 3.03 of the Stock Option Plan.			
7. To grant the proxy-holder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Shareholder, for the proxy-holder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxy-holders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxy-holders shown and do not complete the blank space provided for the appointment of an alternate proxy-holder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxy-holder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxy-holder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxy-holder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxy-holder. If no choice is specified, the proxy-holder has discretionary authority to vote as the proxy-holder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxy-holder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxy-holder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of PACIFIC CORPORATE TRUST COMPANY no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

BOULDER MINING CORPORATION

#951 – 409 Granville Street
Vancouver, B.C. V6C 1T2

MANAGEMENT INFORMATION CIRCULAR FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Solicitation of Proxies

This Management Information Circular is furnished in connection with the solicitation by the management of Boulder Mining Corporation (the "Corporation") of proxies to be used at the Annual and Special General Meeting of Shareholders of the Corporation (the "Meeting") to be held on **Wednesday, June 14, 2006 at 1:30 p.m. (Pacific Time)** at 951 - 409 Granville Street, Vancouver, B.C for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be primarily by mail. Proxies may be solicited personally by management of the Corporation at nominal cost. **The cost of solicitation by management will be borne by the Corporation.** All information set forth herein is as at May 10, 2006 unless otherwise stated.

These security-holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the voting instructions form ("VIF").

Appointment and Revocation of Proxies

The persons named in the enclosed form of Proxy are directors and/or officers of the Corporation. **A shareholder desiring to appoint some other person to represent him at the Meeting may do so by inserting such person's name in the blank space provided in the Proxy form and striking out the names of the other nominees and by delivering the completed Proxy to the address below or by delivering same to the scrutineer at the Meeting.**

A shareholder giving a Proxy has the power to revoke it at any time before it is exercised. A Proxy may be revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal, or by an officer or attorney therefore duly authorized, and received by the Corporation at the address below by the close of business on **Monday, June 12, 2006** or by the scrutineer of the Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

Voting by Proxy

The shares represented by the Proxy given in favour of the person or persons named in the enclosed form of Proxy will be voted in accordance with the direction of the shareholder as indicated on the form of Proxy. **In the absence of such direction, such shares will be voted "for" the matters set out in the Notice of Meeting and described in this Management Information Circular.** The enclosed form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date hereof, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. **However, if other matters not known to management should properly come before the meeting, the accompanying Proxy will be voted on such matters in accordance with the judgment of the person voting the Proxy.**

Proxies for use at the Meeting must be deposited at the office of **Pacific Corporate Trust Company, 2nd floor – 510 Burrard Street, Vancouver, B.C., V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays)** before the time fixed for the meeting.

Voting Shares and Principal Holders Thereof

As at the date hereof, 115,296,450 common shares of the share capital of the Corporation are issued and outstanding, each carrying the right to one vote at the Meeting. The directors and senior officers of the Corporation are aware of two shareholders who own in excess of 10% of the issued and outstanding shares of the Corporation as follow:

Moimeme Investments Inc., Montreal, PQ *12,743,333 shares* *11.05%*

The Corporation has fixed Tuesday, May 9, 2006 as the record date for the purpose of determining which shareholders are entitled to receive notice of the Meeting and as the record date for the purpose of determining shareholders entitled to vote at the Meeting. The Corporation will prepare a list of shareholders as at the close of business on the record date and each shareholder named in the list will be entitled to vote the shares shown opposite his name on the said list at the Meeting except to the extent that the shareholder has transferred any of his shares after the record date and the transferee of those shares: (i) produces properly endorsed share certificates or otherwise establishes that he owns the shares and (ii) demands by not later than **Monday, June 12, 2006** that his name be included in the list before the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting.

Annual Report and Financial Statements

The Financial Statements of the Corporation for the years ended December 31, 2005 and 2004 and the Report of the Auditors thereon are included herewith.

Executive Compensation

The following table (presented in accordance with the rules (the "Rules") made under National Instrument 51-102F6) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2005, and the three most highly compensated executive officers of the Company as at December 31, 2005 whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs). No officers or employees received total compensation for the most recently completed financial year that exceeded $150,000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/ Granted (#)	Shares Subject to Resale Restrictions ① ($)	LTIP Payouts ($)	All Other Compen-sation ($)
John H. McAdam President	2005 2004 2003	94,250 84,000 72,000	1,000 0 1,000	0 21,000 0	450,000 450,000 600,000	190,000 190,000 190,000	0 0 0	0 0 0
James G. Grinnell CFO	2005 2004 2003	49,000 49,100 0	1,000 0 0	0 0 0	100,000 100,000 0	0 25,000 0	0 0 0	0 0 0

① An aggregate of 190,000 common shares with a total value of $29,450 as at the end of 2004 are held in escrow by CIBC Mellon Trust and are subject to terms of an escrow agreement made as of February 27, 1985. A total of 25,000 options granted to the CFO vested in 2005.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company has no employment contracts with any Named Executive Officer. The Company has no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, with the exception of termination without cause or change in control of the Company or its subsidiaries or a material change in responsibilities following a change in control wherein the President will be entitled to one months compensation for each years service with the company, currently 21 months, or $189,000.

Options/SAR Grants During The Most Recently Completed Financial Year:

The Corporation has a Stock Option Plan (the "Plan") pursuant to which options to purchase common shares of the Corporation are granted by the Board of Directors, in its discretion, to directors, officers, employees and consultants of the Corporation. The Stock Option Plan, as amended, allows for the issuance of options to purchase up to and including a total of 3,345,000 common shares. As of the date hereof, options to purchase 1,530,000 shares have been granted leaving a further 1,915,000 available to grant pursuant to option agreements.

No stock options were granted during 2005 to the Named Executive Officers.

Aggregated Options/SAR Exercises During The Most Recently Completed Financial Year And Financial Year-Edn Option/SAR Values:

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY – End (#) Exercisable (E) / Unexercisable (U)	Value of Unexercised in-the-money Options/SARs at FY – End ($)
John H. McAdam	0	$0.00	450,000 (E)	$0.00
James G. Grinnell	0	$0.00	100,000 (E)	$0.00
Total	0	$0.00	550,000 (E)	$0.00

In addition to stock options granted to NEOs the following table discloses the aggregate stock options that have been granted to and are exercisable by other directors of the Corporation:

Name of Optionee	Number of Options	Price per Share	Expiry date
Ken Thorsen	100,000	$0.20	February 21, 2007
	100,000	$0.25	June 28, 2007
Nelson W. Baker	40,000	$0.20	December 19, 2006
	320,000	$0.25	June 28, 2007
Total	560,000		

Option Exercises During The Most Recently Completed Financial Year

No stock options were exercised in respect of the Company's shares during the most recently completed financial year.

Compensation of Directors

Directors are not compensated for attendance at Board of Directors or Audit Committee meetings.

Indebtedness of Directors and Officers

No directors or officers of the Corporation are indebted to the Corporation.

Interest of Insiders in Material Transactions

To the knowledge of management of the Corporation, no insider or nominee for election as a director of the Corporation has any interest in any material transaction during the year ended December 31, 2005 or has any interest in any material transaction in the current year except as set out herein.

Cease Trade Orders, Bankruptcies and Penalties:

John H. McAdam was a director of the Company whilst its securities were subject to cease trade orders for failure to produce and file financial statements with the regulatory authorities in 1990. The Company made a proposal to its creditors under Part III of the Bankruptcy and Insolvency Act, and that in 1995, all of the legal, regulatory and procedural requirements of the proposal to the creditors were fulfilled. The regulatory authorities revoked their cease trade orders in 2001 and the Company is currently a reporting issuer not in default of any requirements of the securities legislation.

Except as disclosed above no proposed director:

(a) is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

 (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

 (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

 (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Venture Exchange, on which the common shares of the Company are listed, has adopted guidelines regarding the disclosure by listed companies of their approach to corporate governance. (the "**Guidelines**")
The Guidelines provide that some of the recommendations that are made may be overly expensive and thus inappropriate for smaller companies. The Board of Directors of the Company has considered the Guidelines, and has implemented some of the recommendations, rejected those which were felt to be overly expensive and inappropriate for a company of its size. It was felt that adding such overhead costs would needlessly reduce the return on shareholders' equity. The Board of Directors of the Company adopted Corporate Governance Practices. The practices so adopted by the Company are set forth is **Schedule A** hereof.

Board of Directors

Mandate of the Board

The mandate of the Board, as prescribed by the Ontario Business Corporations Act, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the board oversees the management of the Company's affairs directly and through its committees. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall exploration strategies and its periodic exploration plans, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital and other investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives; assessing management's performance against approved plans and exploration company standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

Meetings of the Board

The Board meets periodically to review, among other things, the performance of the Company. Results are compared and measured against a previously established plan and performance in prior years. The Board also holds a meeting periodically to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives. The Board met formally on three occasions during 2005, and informally at least monthly during the last half of the year.

Committee Responsibilities and Activities

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee also meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate. This Committee met twice in 2005. Currently, the members are John H. McAdam, Nelson W. Baker and Ken R. Thorsen, two of whom are unrelated directors.

Compensation Committee

The Compensation Committee is charged with the responsibility of reviewing the overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the Board the compensation of the executive officers; reviewing executive appointments; and recommending the adequacy and form of directors' compensation. Currently the members are Nelson W. Baker and Ken R. Thorsen, each of whom are unrelated directors.

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

PARTICULARS OF MATTERS TO BE ACTED UPON

It is intended to use the Proxy for the purpose of voting upon the following matters:

1. Election of Directors

The Board of Directors of the Corporation presently consists of thee directors. It is the Corporation's intention to retain the size of the Board at three directors. The following are management's nominees for election to the Board and the persons named in the accompanying form of proxy intend to vote for the election of these nominees

Name, Jurisdiction of Residence and Position	Principal Occupation or employment	Director Since	Number of Common Shares owned, or Controlled or directed ①
Nelson W. Baker Director, Vancouver, BC, Canada	Geological Engineer	February 21, 2002	**100,000**
John H. McAdam Director, President Vancouver, BC, Canada	President Geological Engineer	1984	**1,914,222 (direct)** **300,000 (indirect)** **2,214,222**
Ken W. Thorsen Director Vancouver, BC, Canada	Consultant Geological Engineer	February 21, 2002	**90,000**

① Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 10, 2005, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

② No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity

All the above nominees are presently directors of the Corporation and all terms of office will expire at the forthcoming meeting. The term of office of each director will be from the date of the Meeting at which he is elected until the next Annual Meeting of the Corporation or until his successor is elected or appointed.

If for any reason any nominee is not available for election, Proxies exercisable by management will be voted in favour of the remaining nominees, unless the shareholder directs withholding of vote, and may be voted for a substitute nominee in the place of those who are not candidates. Management has no reason to believe that any of these nominees will fail to be candidates at the Meeting and does not at this time have any substitute for any nominees.

2. Appointment of Auditors

The persons designated in the enclosed form of proxy intend to vote for the appointment of Davidson & Company, Chartered Accountants, Vancouver, B.C., as auditor of the Corporation and to authorize the directors to fix their remuneration.

3. Stock Options

The members will be asked at the meeting to approve and ratify incentive stock options to purchase shares of the Corporation, granted to insiders of the Corporation, and amendments to such stock options, which have not previously been approved by members and to authorize the directors, in their discretion, to grant stock options to insiders and to amend stock options granted to insiders, subject to all necessary regulatory approvals. All options granted to insiders of the Corporation have been ratified by the Members at previous AGM's.

The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the

appropriate regulatory authorities.

4. **Amendments to the Stock Option Plan**

The Corporation wishes to modify its Stock Option Plan (the "Plan") in respect in order to secure for the Corporation and its shareholders the benefits inherent in the Plan. Amendments to the Plan must be approved by the non-interested shareholders and, therefore, the proposed amendment is presented below:

(a) The current Plan allows for the issuance of options to purchase up to and including 3,445,000 shares. As of the date hereof, options to purchase 1,530,000 shares have been granted leaving a further 1,915,000 shares available to grant pursuant to option agreements. Boulder Mining Corporation would like to modify the Plan so that pursuant to Section 3.01 an additional 8,000,000 common shares of the Corporation be reserved for issuance under the Plan. This new proposed allocation of common shares combined with the options currently outstanding would be less than 10% of the 115,296,450 common shares of the Corporation currently issued and outstanding.

Other Matters Which May Come Before the Meeting

Management knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. **However, if other matters which are not known to management should properly come before the Meeting, the persons named in the enclosed form of proxy are authorized to vote the shares represented thereby in accordance with their best judgment.**

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 951 – 409 Granville Street, Vancouver, BC, V6C 1T2 to request copies of the Company's financial statements and MD&A.

The undersigned hereby certifies that the contents and sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

BY ORDER OF THE BOARD OF DIRECTORS
OF BOULDER MINING CORPORATION

"John H. McAdam"

John H. McAdam
President

Vancouver, British Columbia
May 12, 2006

Schedule "A" to the Information Circular – May 10, 2005 of Boulder Mining Corporation

TSX Corporate Governance Guidelines	COMPLIANCE	Comments
1. The board should explicitly assume responsibility for stewardship of the Company Specifically, the board should assume responsibility for:	Yes	• The Board has assumed responsibility for the stewardship of the Company by overseeing the management of the Company and supervising management, which is responsible for the day-to-day conduct of the business.
(a) adoption of a strategic planning process	Yes	• The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Company, such goals and strategies are prepared by management and reviewed with the Board on an annual basis and are a part of the Boards' annual agenda. • The Board, as a whole, participates in discussions on corporate strategy and, if appropriate, approves the strategies and implementation plans recommended by management. • The Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and annual business plans and monitors the performance of management in relation to the strategic and operational objectives set out in the annual budget.
(b) identification of principal risks and implementation of appropriate risk-management systems	Yes	• The Board, in conjunction with management, determines the principal risks associated with the Company's business based on its knowledge of the mineral, and gas exploration industry, the regulatory and competitive environment, and general economic conditions.
(c) succession planning, including appointing, training and monitoring senior management.	Partly	• The performance of executive management is measured against pre-set objectives and the performance of exploration companies of comparable size.
(d) communications policy	Yes	• The Board has implemented appropriate systems to ensure complete, timely and effective communications between the Company, its shareholders, the public and regulatory agencies. • Through the Audit Committee, or the Board as a whole, public financial information is reviewed and either recommended to the Board for approval or approved directly by the Board prior to its release.
(e) integrity of internal control and management information	Yes	• The Board ensures the integrity of internal control and management information systems

systems		through its delegation to various committees. • For example, the Audit Committee reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.
2. Majority of directors are "unrelated"	yes	• An "unrelated" director under the guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from shareholding. • Having regard to the foregoing, 2 of the 3 current directors and 2 of the 3 proposed directors of the Company are unrelated.
3. Disclose whether each director is "unrelated"	yes	• The Board has determined that John H. McAdam is related due to holding a management position. Nelson Baker and Ken R. Thorsen are all unrelated.
4. Appoint a committee responsible for appointment / assessment of directors, composed of a majority of unrelated directors	No	• The Company does not at this time have a specific committee responsible for the appointment or assessment of directors. These functions are addressed by the Board as a whole as necessary.
5. Implement a process for assessing the effectiveness of Board, its committees and individual directors	No	• The Company does not have at this time a process established for assessing the effectiveness of its directors.
6. Provide orientation and education programmes for new directors	No	• The Board is composed of experienced corporate directors with a strong background in mineral exploration.
7. Consider reducing the size of board, with a view to improve effectiveness	Yes	• The Corporation has reduced the size of the Board from seven members (2004) to three members. While the previous Board provided for effective meetings it is believed the reduced size of the Board will not detract from the effectiveness of the meeting and will improve communications while maintaining a diversity of views and appropriately representing shareholders' interests.
8. Review compensation of directors in light of risks and responsibilities	yes	• The Company intends to review the directors' compensation question and if appropriate recommend a compensation plan to the Board of Directors for approval when and if the directors' risk profile changes.
9. Committees should generally be composed of non-management directors and the majority of committee members should be unrelated	Yes	• The Company believes composition of committees is a key determinant to board independence. Every committee consists of at least a majority of "unrelated" directors.

10. Appoint a committee responsible for determining the Company's approach to corporate governance issues	partly	• The Board as a whole is responsible for governance issues including approval of the Company's disclosure in response to the Exchange Guidelines, periodic review of Board and committee composition and ensuring on behalf of the Board that the corporate governance system effectively supports the discharge of its obligations to the shareholders
11. Define limits to management's responsibilities by developing mandates for:		
(a) the Board	Yes	• The Board has a broad responsibility for supervising the management of the business and affairs of the Company. The Board has a framework for delegation of responsibilities from the Board to executive management.
(b) the President	partly	• There are terms of reference for the President. As well, his annual performance objectives, which are reviewed and approved by the Board, will constitute his mandate and further define the responsibilities of management.
12. Establish procedures to enable the Board to function independently of management	Yes	• The Board holds a session without management present at Board meetings where appropriate. • Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management.
13. Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities	partly	• The Audit Committee, which is composed of a majority of (2) unrelated directors, is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses. • The Audit Committee also ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets regularly with them, without management present.
14. Implement a system to enable individual directors to engage outside advisors, at the Company's expense	partly	• No formal procedure has been established to allow committees or individual directors to retain external advisors (at the expense of the Company) in connection with their responsibilities. Such requests can be brought before the full board for approval.

BOULDER MINING CORPORATION

#951 – 409 Granville Street
Vancouver, B.C. V6C 1T2

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special General Meeting of Shareholders of **Boulder Mining Corporation (the "Corporation") will be held on Wednesday, June 14, 2006 at 1:30 p.m. (Pacific Time)** at Suite 951 – 409 Granville Street, Vancouver, B.C. V6C 1T2 for the following purposes:

1. To receive the Annual Report, the Financial Statements of the Corporation for the years ended December 31, 2005 and 2004 and the Report of the Auditor thereon;

2. To elect directors for the ensuing year;

3. To appoint Davidson & Company, Chartered Accountants as auditor and authorize the directors to fix their remuneration;

4. To authorize the directors of the Corporation to amend any existing stock options and to grant stock options to employees, officers and directors of the Company at the discretion of the board of directors, at such price or prices and upon such terms as may be acceptable to the TSX Venture Exchange, and to approve the exercise of any existing stock options granted to insiders and the exercise of any stock options granted to insiders pursuant to such shareholder authorization;

5. To approve amendments to the Stock Option Plan:
   a) authorize the reserving of an additional 8,000,000 common shares of the Corporation for option and issuance as per Section 3.01 of the Stock Option Plan.

6. To transact such further and other business as may properly come before the meeting or any adjournment thereof.

This Notice of Meeting is accompanied by the Form of Proxy, Management Information Circular, Annual Report and Audited Financial Statements of the Corporation.

Shareholders who are unable to attend the Meeting in person are asked to complete, date, sign and return the enclosed form of Proxy before the Meeting in the enclosed envelope.

DATED at Vancouver, B.C. May 12, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"John H. McAdam"
John H. McAdam
President

DIRECTORS

Nelson Baker, B.Sc., P.Eng.
Geological Engineer

John H. McAdam, B.Sc., P.Eng.
Geological Engineer

Ken R. Thorsen, B.Sc., P.Eng,
Consulting Geologist

OFFICERS

John H. McAdam, B.Sc., P.Eng.
President

Bradley T. Aelicks, B.Sc.
Vice-President Corporate Finance

James G. Grinnell, CGA
CFO / Corporate Secretary

LEGAL COUNSEL

Fretwell Law Corporation,
Gordon Fretwell
Suite 1780 - 400 Burrard St.
Vancouver, B.C. V6C 3A6
tel: (604) 689-1280
fax: (604) 689-1288

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G5
telephone (604) 687-0947
facsimile (604) 687-6172

HEAD OFFICE

Suite 951 - 409 Granville Street
Vancouver, B.C. V6C 1T2
telephone (604) 899-4300
facsimile (604) 899-4303
Website: www.bouldermining.com
E-mail:
bouldermining@bouldermining.com

TRANSFER AGENT

Pacific Corporate Trust Company
510 Burrard Street, 2nd Floor
Vancouver, BC, V6C 3B9
tel: (604) 689-9853
fax: (604) 689-8144

STOCK EXCHANGE LISTING
TSX Venture Exchange - Tier II Listing
Symbol: BDR

BOULDER MINING CORPORATION

2006 INTERIM MAILINGS

As part of National Instrument 54-101, registered and non-registered Shareholders can receive interim corporate mailings if they make such a request.

If you wish to receive interim reports during 2006 from the Company by mail, please complete your name and address in the space provided below and return this form, together with your proxy. If you prefer to receive interim reports by email please provide your email address.

Name: ______________________________

Street Address: ______________________________

City: ______________________________

Province/State: ____________________ Postal/Zip Code: ______________

E-mail Address: ______________________________

Signature: ______________________________

I certify that I am a beneficial shareholder

PLEASE MAIL TO:

Boulder Mining Corporation
#951 – 409 Granville Street
Vancouver, B.C., Canada V6C 1T2
Facsimile – 604-899-4303

BOULDER MINING CORPORATION

2006 INTERIM MAILINGS

As part of National Instrument 54-101, registered and non-registered Shareholders can receive interim corporate mailings if they make such a request.

If you wish to receive interim reports during 2006 from the Company by mail, please complete your name and address in the space provided below and return this form, together with your proxy. If you prefer to receive interim reports by email please provide your email address.

Name: ______________________________

Street Address: ______________________________

City: ______________________________

Province/State: ____________________ Postal/Zip Code: ______________

E-mail Address: ______________________________

Signature: ______________________________

I certify that I am a beneficial shareholder

PLEASE MAIL TO:

Boulder Mining Corporation
#951 – 409 Granville Street
Vancouver, B.C., Canada V6C 1T2
Facsimile 604-899-4303

Request for Voting Instructions (“VIF”)

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

BOULDER MINING CORPORATION
(Name of Company)

TO BE HELD AT 951 – 409 Granville Street, Vancouver, B.C. V6C 1T2
(Location of Meeting)

ON Wednesday, *(Day of week)* **June 14, 2006, AT** *(Month/day) (Year)* **1:30 P.M.** *(Time of Meeting)*

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

SECURITYHOLDER SIGN HERE: ______________________________

DATE SIGNED: ____________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To elect as Director, Nelson W. Baker		N/A	
2. To elect as Director, John H. McAdam		N/A	
3. To elect as Director, Ken Thorsen		N/A	
4. Appointment of Davidson & Company, Chartered Accountants, as auditors of the Company and to authorize the directors to fix their remuneration		N/A	
5. To authorize the directors of the Company to amend any existing stock options and to grant stock options to employees, officers and directors of the Company at the discretion of the board of directors, at such price or prices and upon such terms as may be acceptable to the TSX Venture Exchange and to approve the exercise of any existing stock options granted to insiders and the exercise of any stock options granted to insiders pursuant to such shareholder authorization			N/A
6. To approve amendments to the Stock Option Plan: (a) authorize the reserving of an additional 8,000,000 common shares of the Corporation for option and issuance as per Section 3.01 of the Stock Option Plan.			
7. To grant the proxy-holder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF VIF

1. ***If this VIF is signed and the form is not marked otherwise***, the securities will be voted in favour of each matter identified in the notice of meeting.
2. ***If this VIF is not dated in the space provided***, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.
3. This VIF confers ***discretionary authority to vote on such other business*** as may properly come before the meeting or any adjournment thereof.
4. This VIF should be read in conjunction with the accompanying notice of meeting and information circular.
5. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.
6. If these voting instructions are given on behalf of a body corporate, set out the ***full legal name of the body corporate, the name and position of the person giving voting instructions*** on behalf of the body corporate and the address for service of the body corporate.
7. To be represented at the Meeting, ***VIFs must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.***

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at **http://webvote.pctc.com.** ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683).** ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR PROXY BY MAIL OR FAX to Pacific Corporate Trust Company 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144. ***Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by internet or telephone.***

FORM 52-109F1 – Certification of Annual Filings

I, John H. McAdam, President, acting in the capacity of Chief Executive Officer for Boulder Mining Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings*), of **Boulder Mining Corporation** (the "Issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and
   (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclosure in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based o such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to material affect, the Issuer's internal control over financial reporting.

Date: April 28, 2006

"John H. McAdam"
John H. McAdam
President, acting in the capacity
of Chief Executive Officer

FORM 52-109F1 – Certification of Annual Filings

I, James Grinnell, Chief Financial Officer for Boulder Mining Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings*), of **Boulder Mining Corporation** (the "Issuer") for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

   (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclosure in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based o such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to material affect, the Issuer's internal control over financial reporting.

Date: April 28, 2006

"James Grinnell"
James Grinnell
Chief Financial Officer

Fellow Shareholders: April 25, 2006

2005 was a year of ups and downs but Boulder finished the year clearly on an upswing. On December 23, 2005, your company signed an exploration agreement with Opal Energy Inc. of Houston, Texas to explore for natural gas using a proprietary screening technology. It is proposed that this new technology, when combined with classic geologic and geophysical verification, will result in identifying large, low risk targets.

Initially three targets were selected in known productive areas, within known productive formations onshore on the gulf coast of Texas. Management is pleased with the opportunity for two reasons: 1) it is a privilege to work with the highly accomplished Opal management team and 2) it is a unique opportunity to apply a direct gas screening technology which promises to be a strategic advantage in enhancing drilling success. The exploration philosophy is to focus on proven areas that are close to operating pipelines so that successful wells can be brought on stream quickly and thus cash flow.

To fund this strategy, a private placement for $1.5 million was completed in March 2006 and shortly thereafter, just over $4.4 million accrued to your Company through the exercise of warrants. These funds are sufficient to fund drilling of the first three and perhaps even a fourth well. The first two wells encountered gas but not in sufficient quantities as to be commercial. Management is quite optimistic that the next wells will be successful given the knowledge gained and the tighter geologic controls.

The Indian River Gold Project located in the Yukon was the focus of your Company during much of 2005. An intensive program of collecting large samples was followed up by a bulk test. Whereas there was a lot of good work and many challenges were overcome to complete the sampling and the bulk test, the bottom line is that insufficient gold was recovered to indicate that mining on that same scale would be profitable. Given the lack of compelling economics, your company was looking at alternate assets to spur a growth and hence the Texas gas strategy. Boulder has now earned a 100% interest in the Indian River Gold Project subject to royalty interests. This year, a modest amount of revenue may be realized from royalty payments by lease operators.

Elsewhere on the mineral exploration front, assay results received from the fall drilling campaign which entailed drilling 16 more holes at the Tevrede Copper-Gold project in Namibia did not provide any particular encouragement. Springbok Resources has indicated that they no longer want to pursue this project and Boulder has elected to drop its underlying option as well. The exploration philosophy was to explore for a world class deposit and to date the technical results don't support that notion.

Management has chosen a new path in implementing an oil and gas exploration strategy. The concept is that successful exploration will lead to cash flow and management would like very much to establish a firm financial foundation for Boulder. We believe that 2006 will be an outstanding year for your company.

Sincerely,

"John McAdam"

John H. McAdam
President

1. Description of Business

Boulder Mining Corporation (the "Company") is actively engaged in the acquisition, exploration and development of resource properties. On December 23, 2005, the Company entered into an exploration agreement with Opal Energy Inc. of Houston, Texas to drill a series of gas wells onshore on the gulf coast of Texas, USA. Also during the year, the Company was actively exploring the Indian River Gold Project in the Yukon, Canada and Springbok Resources Inc. was funding an exploration program on the Tevrede Copper-Gold Project in Namibia.

Natural Gas Exploration Agreement, Texas, USA

The Company has entered into an Exploration Agreement with Opal Energy Inc. ("Opal"), of Houston, Texas to exploit a new natural gas exploration technology. The Agreement contemplates the drilling of three or more exploration wells in known productive areas, within known productive formations and within short distances of one or more pipelines. The Agreement also contemplates a Right of First Refusal on any subsequent wells drilled in the same geographical areas. The third-party technology is designed to reprocess 3D seismic data to identify over-looked gas reserves. It is proposed that this new technology, when combined with classic geologic and geophysical verification, will result in identifying large, low risk targets. In view of the fact the agreement was signed late in the year, no field activities were undertaken in calendar 2005. Nevertheless, this initiative will be the major focus of the Company in 2006. The two initial wells did not contain sufficient gas as to be commercial. Management is optimistic that the knowledge gained from these first two wells will be used to increase the odds of commercial success on the next targets.

The cost of drilling and completing each of the first three wells is about US$1,500,000 per well. The Company's share of the costs is 75% or 100% and in return, Boulder will receive a Working Interest, net of royalties and state excise taxes of either 58% or 75% respectively. Funds for the drilling and completion of these wells were provided by a $1.5 million financing and through the exercise of $4.4 million worth of warrants in March 2006.

INDIAN RIVER GOLD PROJECT, Yukon, Canada

Pursuant to an Amending Agreement with Western Prospector Group, the Company established the right to earn a 100% interest subject to royalty payments in the Indian River Gold Project located 30 km south of Dawson City, Yukon. Subsequent to year end, Western Prospector Group acknowledged that the Company had earned its 100 % interest in the property subject to the aforesaid royalty payments. The following summary of the year's exploration program was presented in the Company's press release dated November 21, 2005.

"The Indian River Gold Project has seen production of over 200,000 ounces of gold by various smaller alluvial operations over the last 20 years. The 21 km long property is mostly un-mined and the Company conducted a three pronged exploration program this year comprised of: 1) alluvial bulk sampling, 2) alluvial sampling and 3) hard rock mapping and sampling.

Indian River - BULK SAMPLING PROGRAM

The West End Cut and the Rock Truck Cut areas were stripped of overburden using rented bulldozers, and the Company's excavators. The pay gravels were processed through the Company's sluice plant. The process is quite straightforward with tailings from the sluice plant directed to tailings impoundment areas. Water was the only reagent in use. Presented below are the areas mined, the recovered gold and various other parameters.

Indian River	WEST END CUT E-1	WEST END CUT W-1	ROCK TRUCK CUT
Raw* Gold ounces	165	162	109
Raw *Gold grams	5,132	5,038	3,390
Area m^2	13,911	6,624	10,200
Hours sluicing	194	116	100
Cubic metres (m^3)/hour	188	188	188
Volume sluiced m^3	36,375	21,703	18,750
Grade			
Gm/ m^2	0.37	0.77	0.33
Gm/ m^3	0.14	0.23	0.18
Grade Adjusted for bedrock**Gm/ m^3	0.23	0.33	0.40

* Raw gold means gold as recovered in gold grains that are approximately 83% pure gold.

** It is estimated that approximately 1 m of bedrock was mined and the Grade Adjusted for Bedrock is an estimate of the insitu grade of the gravel allowing for bedrock dilution.

Indian River - SAMPLING PROGRAM

The sampling program was undertaken using a Hitachi 300 LC excavator, and a Marooka tracked dump vehicle to transport samples to the Company's test sample facility. Sample plant sluice concentrate was cleaned up and the resulting gold was accurately weighed. Samples ranged from 4,500 to 23,272 kilograms with the majority being in the 13,000 to 18,000 kilogram range.

Samples were difficult to obtain in a truly random fashion as would be preferred. Conditions varied from frozen ground to ground which was quite wet. Numerous sample sites were initiated and then abandoned due to conditions. A total of 79 samples from 42 different sample sites were processed of which ten yielded results in excess of 0.46 raw grams of gold per cubic metre and a further thirteen yielded results in excess of 0.2 raw grams of gold per cubic metre. A number of the stronger samples were recovered from the Diversion Creek area.

Indian River - HARD ROCK EXPLORATION RESULTS

A program of mapping, sampling and prospecting was undertaken on the Indian River property by Archer Cathro and Associates of Whitehorse. The mandate was to perform a preliminary assessment of the hard rock potential including an assessment of the structural regime on the property. This program included the collection of 75 rock samples which were submitted for multi element analysis (ICP-MS) at Acme Analytical Laboratories Ltd. in Vancouver.

A number of samples were submitted for petrographic analysis as well. The primary finding was that the geology was more complicated than formerly thought. There is evidence of several types of faulting and there were several types of intrusive rocks on the property. There is a paucity of outcrop on a large portion of the property. A quartz stock work system was identified as were several veins up to 1.8 m wide all of which were sampled. Various types of alteration were noted and sampled. No significant assays were returned.

Indian River - PROGRAM CONCLUSIONS

The Company is studying the details of this year's exploration program in an attempt to rationalize a potential production scale program on the property. Management feels that the plant recovery was good and so the gold recovered in the bulk tests was representative of what was in the ground. It is clear that the Company would like to have recovered more gold from the bulk sampling program. The areas test mined are located towards the western end of the property and represents less than one per cent of the area of the Downstream Bench. It is important to note that only 4 sample sites in this year's program evaluated the traditional river valley which has been actively mined by several operators for a couple of decades or so."

TEVREDE COPPER – GOLD PROJECT

Pursuant to an agreement dated June 3, 2002 the Company acquired the right to earn a 100% interest subject to a 3% royalty interest in the Tevrede Exploration Licence located in northwest Namibia from Helio Resource Corp. On April 6, 2005, the Company granted Springbok Resources Inc. the right to earn a 70 % interest in the Tevrede Project by incurring expenditures of $ 9 million.

Over the summer, Springbok funded a program of detailed gravity surveys and modeling, soil geochemistry, and gradient array and pole-dipole induced polarization (IP) surveys, which when combined with surface mapping lead to the refinement of several targets. A drill program was completed in December 2005. A total of 3,498 m of drilling, (2,272 m of RC and 1,226 m of diamond) was completed in 16 holes drilled up to 367m deep in the northeast section of the Tevrede Project. 14 holes were directed at induced polarization, geochemical and gravity targets in the Andesite Area and 2 holes tested gravity targets in the granitic rocks further south and west. An additional single hole in the Azurite Hill area likely did not attain the vein zone.

No significant intersections were encountered although in Hole TVR05-12 , one interval returned 0.72% Cu over 1.5 m from 227 m and another returned 0.94 g/t Au over 1.5 m from 143.5m.

As announced on April 13, the Company had been advised by Springbok Resources Inc. that it does not intend to make further expenditures to earn an interest in the Tevrede Project. Boulder in turn notified Helio Resource Corporation (TSXV: HRC) that it will no longer pursue its interest in the Tevrede Project which reverts now to Helio Resource Corporation.

2. Discussion of Operations and Financial Condition

The loss during the period ended December 31, 2005 (the "Current Period") was $458,163 including property write-offs of $28,038 as compared to the loss of $473,263 including property write-offs of $421,714 and a future income tax gain of $435,507 during the period ended December 31, 2004 (the "Prior Period"): a decrease in loss of $15,100, due primarily to decreased property write-offs and offset by reduced income tax gains during the Current Period.

The Administration Costs were somewhat lower in the Current Period $466,166 as compared to $507,543 in the year previous; a decrease of $41,377. This reduction is due to overall reduced expenses but primarily shareholder information, stock-based compensation costs, and consulting expenses offset by higher salary and prospecting costs. The higher salary cost was due to not allocating any of managements salaries to exploration projects. Income was $36,071 in 2005 versus $ 20,487 in the year previous.

The Annual Report to Shareholders including the Company's audited financial statements for the year ended December 31, 2005 provides further review of its operations.

3. Financing, Principle Purposes and Milestones

Net funds from 2005 financings totaling $ 3.05 million were used primarily for mineral exploration expenditures, acquisition of equipment and for working capital during the period. Exploration programs and test mining on the Indian River Project were not compelling at the mining rate employed and management will consider all its options before proceeding with this project.

4. Subsequent Events

Subsequent to December 31, 2005, the Company arranged a private placement of 30,000,000 units at a price of $0.05 per unit for total proceeds of $1,500,000. Each unit consists of one common share and one share purchase warrant, exercisable at $0.10 for a period of twelve months. The Company closed the private placement on March 1, 2006.

In the first half of March, 2006, a total of 22,808,117 warrants were exercised for net proceeds of $4,622,768. On March 14, 2006, a total of 3,004,683 warrants expired; 3,333 exercisable at $0.20 and 3,001,350 exercisable at $0.30.

Subsequent to year end the Company acquired a 100% interest in the Indian River Gold Project and it also dropped its option on the Tevrede Project.

5. Liquidity and Solvency

As at December 31, 2005, the Company had a cash balance of $426,905, accounts receivable of $590,970 and a working capital of $940,282. This compares to cash of $314,644, accounts receivable of $386,186 and a working capital of $ 457,604 at year end 2004.

As described in "Subsequent Events", the Company raised $1.5 million in March 2006 through the issue of 30 million units priced at $0.05 per unit. Each unit comprises one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.10 prior to March 1, 2007 and $4.6 million in early March 2006 through the exercise of 22.8 million warrants. These funds will be used to provide working capital and funding for oil and gas exploration projects.

6. Disclosure and Financial Reporting Controls

Management is satisfied with the effectiveness of the Company's disclosure controls and procedures employed during 2005 and more specifically, at December 31, 2005.

The Company has not made any change in internal control over financial reporting during the past year.

Outlook

The Company expects to rely upon equity subscriptions to satisfy its capital requirements. The Company will depend upon equity capital to finance its major exploration activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.

Selected Annual Information

	For the years ended December 31		
	2005	2004	2003
Total revenues (Interest & other income)	36,071	20,487	1,006
Loss before write off of mineral properties and future income tax recovery	430,125	487,056	382,563
Future income tax recovery	-	435,507	0
Loss for the year	458,163	473,263	720,836
Loss for the year per share	0.01	0.01	0.03
Total assets	5,833,707	3,221,634	1,860,210
Total long-term financial liabilities	17,653	0	0

Summary of Quarterly Results

	For the quarters ended: Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	Mar. 31, 2005
Total revenues	12,067	5,877	12,337	5,790
Loss before write off of mineral properties and Future income tax recovery	120,051	94,606	94,751	120,717
Loss for the period	120,051	94,606	122,789	120,717
Loss for the period per share	0.00	0.00	0.00	0.00

	For the quarters ended: Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	Mar. 31, 2004
Total revenues	1,915	554	18,018	0
Loss before write off of mineral properties and Future income tax recovery	129,240	135,808	127,669	114,826
Loss for the period	94,957	135,808	127,669	114,826
Loss for the period per share	0.00	0.00	0.00	0.00

BOULDER MINING CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2005

AUDITORS' REPORT

To the Shareholders of
Boulder Mining Corporation

We have audited the balance sheets of Boulder Mining Corporation as at December 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada

Chartered Accountants

April 7, 2006

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

BOULDER MINING CORPORATION
BALANCE SHEETS
AS AT DECEMBER 31

		2005		2004
ASSETS				
Current				
Cash	$	426,905	$	314,644
Receivables		590,970		386,186
		1,017,875		700,830
Equipment (Note 6)		615,238		-
Resource properties (Note 3)		4,165,594		2,485,804
Other assets (Note 5)		35,000		35,000
	$	5,833,707	$	3,221,634
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	52,518	$	243,226
Current portion of capital lease payable		25,075		-
		77,593		243,226
Long term debt				
Capital lease payable (Note 7)		17,653		-
		95,246		243,226
Shareholders' equity				
Capital stock (Note 8)				
Authorized				
Unlimited number of common shares and Class A shares				
Issued				
Common shares		34,823,526		31,625,782
Class A shares		37,927		37,927
Contributed surplus (Note 8)		299,492		264,020
Share subscriptions received in advance		-		15,000
		35,160,945		31,942,729
Deficit		(29,422,484)		(28,964,321)
		5,738,461		2,978,408
	$	5,833,707	$	3,221,634

Nature and continuance of operations (Note 1)
Subsequent events (Note 14)

On behalf of the Board:

"John McAdam" Director "Ken Thorsen" Director

The accompanying notes are an integral part of these financial statements.

BOULDER MINING CORPORATION
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED DECEMBER 31

	2005	2004
EXPENSES		
Advertising and promotion	$ 18,634	$ 34,596
Consulting	118,102	158,750
Office and sundry	20,322	28,289
Professional fees	17,952	33,496
Prospecting	28,232	8,385
Rent	23,485	27,399
Salaries	156,011	71,443
Shareholder information	37,353	58,458
Stock-based compensation	27,278	51,199
Transfer agent and regulatory fees	17,220	20,196
Travel	1,607	15,332
Loss before other items	(466,196)	(507,543)
OTHER ITEMS		
Write-off of resource properties (Note 3)	(28,038)	(421,714)
Interest and other income	36,071	20,487
	8,033	(401,227)
Loss before income taxes	(458,163)	(908,770)
Future income tax recovery (Note 11)	-	435,507
Loss for the year	(458,163)	(473,263)
Deficit, beginning of year	(28,964,321)	(28,491,058)
Deficit, end of year	$ (29,422,484)	$ (28,964,321)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	57,711,895	35,107,151

The accompanying notes are an integral part of these financial statements.

BOULDER MINING CORPORATION
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (458,163)	$ (473,263)
Items not affecting cash:		
Stock-based compensation	27,278	51,199
Write-off of resource properties	28,038	421,714
Future income tax recovery	-	(435,507)
Changes in non-cash working capital items:		
Increase in receivables	(204,784)	(232,424)
Increase (decrease) in accounts payable	(214,143)	212,630
Net cash used in operating activities	(821,774)	(455,651)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of equipment	(876,512)	-
Resource property costs	(1,226,925)	(1,409,439)
Net cash used in investing activities	(2,103,437)	(1,409,439)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common shares for cash, net of issuance costs	3,050,744	1,867,448
Share subscriptions received in advance	-	15,000
Repayment of capital lease	(13,272)	-
Net cash provided by financing activities	3,037,472	1,882,448
Net increase in cash during the year	112,261	17,358
Cash, beginning of year	314,644	297,286
Cash, end of year	$ 426,905	$ 314,644

Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Boulder Mining Corporation (the "Company") is the result of an amalgamation of McAdam Resources Inc., Konteko Resources Inc., and Tashota Nipigon Mines Ltd. under the laws of the province of Ontario pursuant to articles of amalgamation dated December 1, 1988. Its principal business activities are the exploration and development of resource properties. All of the Company's resource properties are located in Canada, the United States and Northwestern Namibia, Africa.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2005	2004
Working capital	$ 940,282	$ 457,604
Deficit	(29,422,484)	(28,964,321)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Receivables

Receivables are reported at face value less any provision for uncollectible accounts considered necessary. Receivables include refundable tax credits from the province of Quebec and Yukon Territory, Canada for incurring exploration costs on properties in Quebec and Yukon Territory, and Goods and Services Taxes receivable.

Equipment

The acquisition of equipment is capitalized based on cost. Amortization is calculated based on the estimated useful life of the equipment acquired and varies from 1 year to 5 years. All of the equipment is located in the Yukon where the seasonal environment allows for a six month working year. Equipment is amortized during the six months from May to October at 1/6 of the total amortization charged each month. Vehicles acquired for highway use are estimated to have a one year life with a 20% residual value. Heavy equipment is estimated to have a two year life with a 10% residual value. Camp equipment is estimated to have a useful life of 2-5 years and no residual value. Non-mobile equipment is estimated to have a useful life of 2-3 years and no residual value.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Resource properties

Costs related to the acquisition, exploration and development of resource properties are capitalized by property until the commencement of commercial production. If commercially profitable reserves are developed, capitalized costs of the related property are reclassified as resource assets and amortized on the unit of production method. If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, the property is written down to its net realizable value. Any refunds received for tax credits are credited to the cost of the property.

The amounts shown for resource properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. As at December 31, 2005 and 2004, there were no material asset retirement obligations.

Loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.

To compute diluted loss per share, adjustments are made to common shares outstanding. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the year, or at time of issuance, if later, all options and warrants are exercised. Proceeds from exercise are used to purchase the Company's common shares at their average market price during the year, a reduction to the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Flow-through common shares

Resource expenditure deductions for income tax purposes, related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Capital stock is reduced and future income tax liability increased by the estimated tax benefits transferred to shareholders.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

Stock-based compensation

The Company recognizes compensation expense over the vesting period, for all stock options granted, using the fair value based method of accounting. Any cash paid on the exercise of stock options is added to the stated value of common shares.

3. RESOURCE PROPERTIES

	Tevrede Property, Northwestern Namibia	Indian River Property, Klondike Gold District Yukon Territory	Western Prospector Group, Klondike Gold District Yukon Territory	Total 2005
Acquisition costs	$ 21,000	$ 478,872	$ 28,038	$ 527,910
Deferred exploration costs incurred during the year:				
Amortization on equipment	-	317,274	-	317,274
Sampling and bulk testing	-	854,425	-	854,425
Field, office and miscellaneous	3,561	289,860	-	293,421
Vehicles, heavy equipment rentals and fuel	-	507,736	-	507,736
Consultants, salaries and management fees	4,062	281,673	-	285,735
Deferred during the period	7,623	2,250,968	-	2,258,591
Balance, beginning of year	1,245,115	854,697	-	2,099,812
Recovery of costs	-	(692,681)	-	(692,681)
Total deferred exploration costs	1,252,738	2,412,984	-	3,665,722
Written-off during the year	-	-	(28,038)	(28,038)
Total resource property costs	$ 1,273,738	$ 2,891,856	$ -	$ 4,165,594

3. **RESOURCE PROPERTIES** (cont'd…)

	Tevrede Property, Northwestern Namibia	Lake Abitibi Claims, Ontario	Raglan Nickel Property, (Breakaway) Ungava Area of Northern Quebec	Indian River Property, Klondike Gold District Yukon Territory	Western Prospector Group, Klondike Gold District Yukon Territory	Total 2004
Acquisition costs	$ 87,000	$ 68,547	$ 35,560	$ 270,954	$ 28,038	$ 490,099
Deferred exploration costs incurred during the year:						
Assaying, testing and analysis	66,167	31,405	-	99,216	-	196,788
Drilling	-	95,617	-	321,936	-	417,553
Field office and miscellaneous	85,365	1,989	16,363	188,319	-	292,036
Geophysical	43,416	-	-	24,401	-	67,817
Geological	79,773	5,264	-	-	-	85,037
Line cutting / surveying	2,355	-	-	44,984	-	47,339
Helicopter and vehicles	5,127	-	-	162,045	-	167,172
Salaries and management fees	150,190	41,323	600	298,695	-	490,808
Deferred during the period	432,393	175,598	16,963	1,139,596	-	1,764,550
Balance, beginning of year	812,722	205,610	82,543	-	-	1,100,875
Recovery of costs	-	(163,107)	-	(284,899)	-	(448,006)
Total deferred exploration costs	1,245,115	218,101	99,506	854,697	-	2,417,419
Written-off during the year	-	(286,648)	(135,066)	-	-	(421,714)
Total resource property costs	$ 1,332,115	$ -	$ -	$ 1,125,651	$ 28,038	$ 2,485,804

3. **RESOURCE PROPERTIES** (cont'd...)

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many resource properties. The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tevrede property, Namibia

The Company is required to issue a further 50,000 shares at the end of each year beginning June 3, 2007 for five years or until the property is in production, whichever is sooner. The agreement also requires the Company to spend $3,000,000 on exploration over four years with a minimum first year expenditure of $300,000 and a second year expenditure of $400,000, and a third year of $800,000, all of which have been met. The property is subject to a 3% net smelter returns ("NSR") royalty which can be reduced to 2% by paying US $1,000,000 prior to commencement of commercial production.

On April 5, 2005, the Company reached an agreement with Springbok Resources Inc. ("Springbok") that will allow Springbok to acquire an undivided sixty (60%) per cent interest in the Tevrede property. The agreement requires Springbok to pay the Company $500,000, issue 750,000 shares and make expenditures of $4,000,000 prior to January 31, 2009. The expenditures are broken down as follows: $500,000 by May 31, 2005, which has been met, an additional $1,500,000 by May 31, 2006, and future expenditures of $1,000,000 by each of January 31, 2008 and 2009. The Company has received the $100,000 that was due on execution of the agreement.

Lake Abitibi claims, Ontario

On February 2, 2004, the Company optioned out 50% of its Lake Abitibi claims to CANGOLD Limited ("CANGOLD").

The Company received notice from CANGOLD that it would not be maintaining its option, and therefore the Company decided not to further pursue its option on the Lake Abitibi claims, and accordingly has written-off its acquisition and deferred exploration costs to operations during the year ended December 31, 2004.

Raglan properties, Quebec

The Company had the option to earn a 50% interest in two properties, by reimbursing the optionor for staking costs, issuing 440,000 shares of the Company and spending a cumulative total of $1,250,000 on each of the two properties before December 31, 2005. During 2003, the Company decided not to pursue its option on one of the two properties (The Colts Property), and accordingly wrote off the capitalized costs related to the Colts property. The Company retained its interest in the Breakaway Property. The Company did not incur the required expenditure in 2004 and after cumulative expenditure of $99,506 decided not to further pursue its option on the Raglan properties. Accordingly, the Company wrote-off its acquisition and deferred exploration costs to operations during the year ended December 31, 2004.

Indian River Paleo Channel Project, Yukon, Canada

On March 2, 2004, the Company signed a letter of agreement with Western Prospector Group Ltd. to earn a 70% joint venture interest in the Indian River Paleo Channel Project, located in the Klondike gold district, Yukon, Canada. The property is subject to a 2% NSR royalty to the vendor.

On May 2, 2005, the Company signed an Assignment and Assumption Agreement with Western Prospector Group Ltd. to acquire a 100% interest in the Indian River Paleo Channel Project by making payments totaling $225,000 and issuing 700,000 units. Each unit is comprised of one common share and one half share purchase warrant priced at

3. **RESOURCE PROPERTIES** (cont'd...)

Indian River Paleo Channel Project, Yukon, Canada, continued

market at the time of issuance. The $100,000 due on signing has been paid and the 700,000 units have been issued. The Company is required to make an additional payment of $125,000 by December 31, 2005. By agreement with the vendor, the final payment was deferred until early January, 2006. The Company is also required to make cumulative exploration expenditures totaling $5,000,000 by December 31, 2007 (Note 14).

50% Joint Venture Claims – Klondike Gold District, Yukon, Canada

During the second quarter of 2004, the Company reached an agreement with Western Prospector Group Ltd. to share all costs related to the staking and exploration of a group of hard rock mineral claims on land near the existing placer claims included in the Indian River Paleo Channel Project.

These claims were allowed to terminate during the second quarter of 2005. Accordingly, the costs were written off during the year ended December 31, 2005.

4. **OIL AND GAS PROPERTIES**

During the year, the Company signed an agreement with Opal Energy Ltd. ("Opal"), to earn working interests in three petroleum and natural gas leases, located in Texas, USA.

Under the terms of the agreement, the Company can earn its interest in the wells as follows:

a) Encino Well:
The Company is required to pay $210,000 on or before January 15, 2006 (paid subsequent to year end) and 74.67% of the costs disclosed in the Authorization for Expenditure ("AFE") to earn a 56% working interest in the well.

b) Cage Well:
The Company is required to pay 20% of the cost of the well, no more than 15 calendar days following the presentation of the AFE and 100% of the costs disclosed in the AFE to earn a 75% working interest in the well.

c) Harris Well:
The Company is required to pay 20% of the cost of the well, no more than 15 calendar days following the presentation of the AFE and 100% of the costs disclosed in the AFE to earn a 75% working interest in the well.

5. **OTHER ASSETS**

Other assets comprise a reclamation bond of $35,000 posted with the Government of British Columbia.

6. EQUIPMENT

	2005			2004		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Camp equipment	$ 100,213	$ 33,792	$ 66,421	$ -	$ -	$ -
Non-mobile equipment	106,683	25,602	81,081	-	-	-
Heavy equipment and vehicles	725,616	257,880	467,736	-	-	-
	$ 932,512	$ 317,274	$ 615,238	$ -	$ -	$ -

Included in heavy equipment is survey equipment with a cost of $56,000 and a net book value of $49,778 acquired through a capital lease.

7. CAPITAL LEASE

	2005	2004
Capital Lease obligation	$ 42,728	$ -
Current portion of capital lease obligation	25,075	-
Long term portion of capital lease obligation	$ 17,653	$ -

On June 1, 2005, the Company entered into a 27 month capital lease contract for the purchase of certain survey equipment. The survey equipment is classified as a depreciable asset and recorded at a cost equal to the present value of the lease payments due of $56,000. During the fiscal years ended December 31, 2006 and 2007 the minimum lease payments will be $28,932 and $19,288 respectively. Title of the survey equipment will transfer to the Company at the option of the Company on May 1, 2007 upon payment of $5,600. The amount representing interest over the term of the lease is $8,251.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares		Capital Stock		Contributed Surplus
Common shares issued					
Balance, December 31, 2003	30,675,037	$	30,093,841	$	188,904
Tevrede property	100,000		20,000		-
Indian River Project (b)	300,000		80,000		9,176
Brokered private placement (units of 1 flow through share and 1 non flow through warrant) (a)	3,082,800		624,549		-
Private placement (units of 1 flow through share and 1 non flow through warrant) (a)	960,000		237,554		-
Agents' warrants issued	-		-		22,783
Exercise of options	570,000		114,000		-
Exercise of warrants	3,699,832		891,345		(8,042)
Stock-based compensation	-		-		51,199
Tax benefits renounced to flow-through share subscribers	-		(435,507)		-
Balance, December 31, 2004	39,387,699		31,625,782		264,020
Tevrede property	200,000		34,000		-
Indian River Project (b)	700,000		98,000		8,194
Private placement (units of 1 share and 1 warrant) (c)	22,200,000		3,065,744		-
Stock-based compensation	-		-		27,278
Balance, December 31, 2005	62,487,669	$	34,823,526	$	299,492

a) During the year ended December 31, 2004 the Company issued a total of 4,042,800 units (each unit is comprised of one flow through common share and one non-flow through warrant) for net proceeds of $862,103. A finder's fee of $55,350 was paid in cash. In conjunction with the private placements, the Company issued 532,800 broker warrants valued at $22,783 which have been included in contributed surplus. These warrants are exercisable at $0.30 until March 10, 2006.

b) The Company issued 700,000 units (350,000 warrants) in 2005 as final payment and 300,000 units (300,000) shares and 150,000 warrants) in 2004 as partial payment related to the Indian River Paleo Channel gold project (Note 3).

c) During the quarter ended March 31, 2005, the Company issued a total of 22,200,000 units with warrants attached to them for net proceeds of $3,065,744. Each unit was comprised of one common share and one share purchase warrant.

Class A Shares, Series 1

The Company has is sued and outstanding 5,057 (2004 – 5,057; 2003 – 5,057) Class A shares.

The Class A shares, Series I, are non-voting and are convertible into common shares at any time on the basis of 6.67 common shares for each Series I share held.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Warrants

The following is a summary of warrants at December 31, 2005 and 2004 and changes during the years then ended:

	December 31, 2005			December 31, 2004		
	Number of Warrants		Weighted Average Exercise Price	Number of Warrants		Weighted Average Exercise Price
Outstanding, beginning of year	7,131,028	$	0.34	7,943,302	$	0.26
Exercised	-		-	(3,699,832)		0.22
Expired	(2,638,228)		0.31	(1,755,242)		0.16
Issued	22,550,000		0.20	4,642,800		0.30
Outstanding, end of the year	27,042,800	$	0.22	7,131,028	$	0.34

At December 31, 2005 and 2004, the following warrants were outstanding:

Expiry Date		Exercise Price	Number of Warrants 2005	Number of Warrants 2004
April 7, 2005	$	0.34	-	50,000
June 26, 2005 (exercisable at $0.30 until June 26, 2004)		0.45	-	594,046
July 18, 2005 (exercisable at $0.45 after January 18, 2005)		0.30	-	568,182
July 24, 2005 (exercisable at $0.30 until July 24, 2004)		0.45	-	1,160,000
August 11, 2005 (exercisable at $0.30 until August 11, 2004)		0.45	-	166,000
August 15, 2005		0.31	-	50,000
December 15, 2005		0.15	-	50,000
March 11, 2006		0.30	3,532,800	3,532,800
March 14, 2006		0.20	22,200,000	-
April 24, 2006		0.30	960,000	960,000
June 16, 2006		0.14	350,000	-
			27,042,800	7,131,028

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Stock options

Under the Company's stock option plan, the Company may grant options for up to 3,445,000 common shares to directors, employees and consultants at a minimum exercise price to be determined by the closing market value on the day prior to the date of grant. Under the plan options vest as follows: One-quarter vest upon the grant date and a further one-quarter after each of the following three six-month periods. The Company may elect from time to time to waive or reduce the vesting periods based on reasonable determination by the Board of Directors. The options can be granted for a maximum term of 5 years.

The following is a summary of stock options at December 31, 2005 and 2004 and changes during the years then ended:

	Year ended December 31,2005		Year ended December 31, 2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of the year	2,325,000	$ 0.23	2,895,000	$ 0.23
Exercised	-		(570,000)	0.20
Cancelled (a)	(795,000)	$ 0.24	(300,000)	0.20
Granted	-		300,000	0.25
Outstanding number of options currently exercisable, end of the year	1,530,000	$ 0.23	2,325,000	$ 0.23

(a) Options were cancelled during the year, after the 90 day waiting period following the date on which four directors were not reelected as directors.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

At December 31, 2005 and December 31, 2004 the following options were outstanding to directors, officers and employees:

Expiry Date	Exercise Price	Number of Options Dec. 31, 2005	Number of Options Dec 31, 2004
May 2, 2006	$ 0.20	20,000	250,000
December 19, 2006	0.20	40,000	40,000
February 21, 2007	0.20	100,000	100,000
June 27, 2007	0.25	870,000	1,210,000
January 28, 2008	0.25	-	200,000
May 6, 2008	0.25	200,000	200,000
October 31, 2008	0.35	-	25,000
March 5, 2009	0.25	200,000	200,000
March 15, 2009	0.29	100,000	100,000
		1,530,000	2,325,000

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.

The weighted average fair value of each option granted during the current year was $Nil (2004 - $0.18).

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options and/or warrants granted during the year:

	2005	2004
Risk-free interest rate	2.00%	4.06%
Expected life of options	1 year	5 years
Annualized volatility	42%	61%
Dividend rate	0%	0%

9. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

		2005		2004
Cash paid during the year for income taxes	$	-	$	-
Cash paid during the year for interest	$	3,606	$	-

The significant non-cash transactions for the year ended December 31, 2005 were as follows:

a) The Company issued 900,000 shares for resource properties valued at $132,000.

b) The Company issued 350,000 warrants for resource properties valued at $8,194.

c) Included in accounts payable and accrued liabilities is $23,435 in resource property expenditures.

During 2004, the Company issued 400,000 shares for resource properties valued at $100,000, 532,800 warrants valued at $22,783 as part of the finance fee for the brokered private placement, and 150,000 warrants for resource properties valued at $9,176.

10. RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

a) Included in accounts payable is $6,473 owed to a director of the Company (2004 - $5,654).

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

		2005		2004
Loss for the year before income taxes (recovery)	$	(458,163)	$	(908,770)
Income taxes (recovery)	$	(159,761)	$	(323,522)
Non-deductible expenses		106,710		168,621
Exploration expenditures renounced		-		(435,507)
Unrecognized benefit of non-capital losses		53,051		154,901
Total income taxes (recovery)	$	-	$	(435,507)

11. INCOME TAXES (cont'd...)

The significant components of the Company's future tax assets are as follows:

	2005	2004
Future tax assets:		
Loss carryforwards	$ 416,898	$ 494,724
Equipment	108,254	-
Resource deductions	1,571,908	1,159,784
	2,097,060	1,654,508
Less: valuation allowances	(2,097,060)	(1,654,508)
Net future tax assets	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $1,290,000. These losses, if not utilized, will expire commencing in 2006. The Company also has capital losses available of approximately $102,000, which can be carried forward indefinitely. Subject to certain restrictions, the Company also has resource expenditures available of approximately $5,998,000 to reduce taxable income in future years. Future tax benefits which may arise as a result of the non-capital losses and resource expenditures have been offset by a valuation allowance due to the uncertainty of their realization.

During the year ended December 31, 2004 the Company issued 4,042,800 common shares on a flow-through basis for gross proceeds of $990,000. The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's resource properties to the flow-through participants.

12. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the exploration and development of resource properties. Geographical information is as follows:

	2005	2004
Capital assets		
Canada	$ 3,507,094	$ 1,153,689
Namibia	1,273,738	1,332,115
	$ 4,780,832	$ 2,485,804

13. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, reclamation bond, accounts payable, accrued liabilities and capital lease payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

14. SUBSEQUENT EVENTS

Subsequent to December 31, 2005, the Company arranged a private placement of 30,000,000 units at an agreed price of $0.05 per unit for total proceeds of $1,500,000. Each unit consists of one common share and one share purchase warrant, exercisable at $0.10 for a period of twelve months. The Company closed the private placement on March 1, 2006.

In the first half of March, 2006, a total of 22,808,117 warrants were exercised for net proceeds of $4,622,768. On March 14, 2006, a total of 3,004,683 warrants expired, of which 3,333 were exercisable at $0.20 and 3,001,350 were exercisable at $0.30.

Subsequent to December 31, 2005, Springbok Resources Inc. notified the Company that it was terminating its option to earn an interest in the Tevrede Exploration Licence. The Company, in turn, decided not to maintain its interest in the underlying option agreement and so the project has now reverted 100% to its previous owner.

Subsequent to December 31, 2005, the Company made the $100,000 payment for the Indian River Paleo-channel project as per Note 3 and now owns a 100% interest in the project subject to royalty interests.

// BOULDER MINING CORPORATION
Suite 951, 409 Granville Street, Vancouver, BC, V6C 1T2
Ph: (604) 899-4300 Fax: (604) 899-4303
Website: http://www.bouldermining.com
E-mail: bouldermining@bouldermining.com

PRESS RELEASE – April 12, 2006

HIGH PRIORITY GAS WILL TARGET ROCHE WELL SPUDDED

John H. McAdam, President, is pleased to announce that Boulder Mining Corporation ("Boulder") has been informed by Opal Energy Inc. ("Opal"), of Houston, Texas that the high priority Roche Well has been spudded on the Roche Prospect in Refugio County, Texas.

The well will be drilled to a 7,000 foot depth and will test three target reservoirs in the Sinton, Chamberlain and Frio sands at depths of 5,000 to 7,000 feet which were highlighted by a gas screening technology applied to seismic data. It is estimated that it will take approximately 2 weeks to attain target depth.

The gas screening technology detected five significant reservoirs in the Roche seismic dataset of which 4 became producing reservoirs subsequent to the seismic survey. The fifth target has never been drilled and is the subject of the Roche Well. The four productive reservoirs -- of which three are located within 1.25 miles of the Roche Well -- have significant historical cumulative production.

The cost of drilling and completing the Roche Well has been estimated at US$1.3 million. Boulder is funding 77.3% of the costs and in return Boulder will receive a 58% Working Interest, net of royalties and state excise taxes.

In other business, Boulder has been advised by Springbok Resources Inc. that it does not intend to make further expenditures to earn an interest in the Tevrede Project in Namibia. Boulder in turn has notified Helio Resource Corporation (TSXV: HRC) that it will no longer pursue its interest in the Tevrede Project which reverts now to Helio Resource Corporation.

For further information please contact Brad Aelicks, VP Corporate Finance at (604) 899-4300. The Company also maintains a website at www.bouldermining.com

On behalf of the Board of Directors
Boulder Mining Corporation

"John H. McAdam"

President and Director

ALTERNATIVE MONTHLY REPORT UNDER
PART 4 OF NATIONAL INSTRUMENT 62-103

Reporting Issuer: **Boulder Mining Corporation ("Issuer")**

Report for the end of: **March 2006**

(a) Name and address of the eligible institutional investor:

RAB Special Situations (Master) Fund Limited ("**Special Situations**")
P.O. Box 908 GT
Walker House Mary Street
George Town, Cayman Islands

(b) Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

Since the last report filed by Special Situations under Part 4 for the Issuer, there is a net increase in Special Situations' holdings of 8,666,667 common shares ("**Shares**") and a net decrease of 4,666,667 warrants ("**Warrants**") of the Issuer representing a net decrease of 3.15% in Special Situations' securityholding percentage for that class of the Issuer's securities.

(c) Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

Special Situations holds 15,333,334 Shares and 2,000,000 Warrants of the Issuer (collectively the "**Securities**"). The Securities represent approximately 16.33% of the issued and outstanding Shares of the Issuer on a partially diluted basis (assuming exercise in full of all convertible securities of the Issuer held by Special Situations) ("**Partially Diluted Basis**").

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) (above) over which:

(i) *the eligible institutional investor, either alone or together with any joint actors, has ownership and control:*
See section (c) above.

(ii) *the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:*
Not applicable.

(iii) *the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*
Not applicable.

(e) *Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

Special Situations acquired and disposed of the Securities for investment purposes only and not with the purpose of influencing the control or direction of the Issuer. Special Situations may in the future, subject to market conditions, make additional investments in or dispositions of the Issuer's securities. However, Special Situations does not intend to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer.

(f) *General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

Special Situations subscribed for a total of 2,000,000 units ("**Units**") of the Issuer at a price of Cdn.$0.05 per Unit pursuant to the terms and conditions of a subscription agreement made between itself and the Issuer. Each Unit consists of one (1) Share in the capital of the Issuer and one (1) share purchase Warrant of the Issuer. Each whole Warrant entitles Special Situations to acquire one (1) additional Share of the Issuer ("**Warrant Share**") at a price of Cdn.$0.10 per Warrant Share for a period of one (1) year from the closing date. The transaction took place off the market by way of private placement and closed on March 1, 2006.

(g) *Names of any joint actors required in connection with this report:*

Not applicable.

(h) *Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:*

Not applicable.

(i) *Eligibility to file reports under Part 4 in respect of the reporting issuer:*

Special Situations is eligible to file reports under Part 4 - Alternative Monthly Reporting System of National Instrument 62-103.

DATED this 10th day of April 2006.

RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED

By: (signed) "Joseph Jayaraj"
Name: Joseph Jayaraj
Title: Manager - Legal & Corporate

Pacific Corporate Trust Company
a Computershare Company

510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9

T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com

YEARS OF SERVICE TO OUR CLIENTS

2007 NOV 28

April 5, 2006

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	**BOULDER MINING CORPORATION**
Meeting Type:	Annual General Meeting
ISIN:	CA1019041005
Meeting Date:	June 14, 2006
Record Date for Notice:	May 9, 2006
Record Date for Voting:	May 9, 2006
Beneficial Ownership Determination Date:	May 9, 2006
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"GINNA CALDWELL"

GINNA CALDWELL
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: TSX Venture Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\7380BDR.pdf

BOULDER
Mining Corporation

VIA SEDAR

Commission de valeurs mobilieres du Quebec
PO Box 246, Tour de la Bourse
Montreal, Quebec
H4Z 1G3

Attention: Corporate Reporting

May 28, 2005

To Whom It May Concern:

Re: Boulder Mining Corporation – SEDAR project #773754

Notice under section 52 of the *Securities Act* (Quebec), Section 114 of the Regulation regarding securities for the year ended December 31, 2004:

? The total number of securities distributed in Quebec – **NIL**

? Value of securities distributed - **NIL**

? The total number of warrants granted to Issuers in Quebec – **NIL**

? The total number and value of warrants exercised in Quebec – **NIL**

? The total number of options granted to Issuers in Quebec - **NIL**

? The total number and value of options exercised in Quebec – **NIL**

Yours truly,
BOULDER MINING CORPORATION

"James G. Grinnell"

James G. Grinnell
CFO

#800 - 850 West Hastings Street, Vancouver, BC, V6C 1E1 Phone: (604) 899-4300 Fax: (604) 899-4303
E-mail: bouldermining@bouldermining.com Website: www.bouldermining.com

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

SCHEDULE A:

ISSUER DETAILS

Name of Issuer:	Boulder Mining Corporation
For Year Ended:	December 31, 2003
Date of Report:	May 7, 2004
Issuer's Address:	#800 – 850 West Hastings Street Vancouver, BC, V6C 1E1
Issuer Fax Number:	(604) 899-4303
Issuer Telephone Number:	(604) 899-4300
Contact Person:	John McAdam
Contact's Position:	President & Director
Contact Telephone Number:	(604) 899-4300
Contact E-Mail Address:	jmcadam@bouldermining.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature:	*John H. McAdam*
Director's Full Name:	John H. McAdam
Date Signed:	May 7, 2004

Director's Signature:	*Ken Thorsen*
Director's Full Name:	Ken Thorsen
Date Signed:	May 7, 2004

BOULDER
Mining Corporation

Year End Report

December 31, 2003

Schedule A

BOULDER
Mining Corporation

Year End Report 2003
Letter to Shareholders

LETTER TO SHAREHOLDERS April 19th, 2004

Fellow Shareholders:
This past year was a very active year for your Company. We made progress on several fronts; all contributing to our goal of enhancing shareholder value. Two major exploration initiatives were funded and completed, the property portfolio has been enhanced, the management team has been strengthened and the public profile of the Company has been raised significantly.

On the funding front, private placements totaling $1.11 million were completed during the summer. Strong investor interest through the summer and fall resulted in an additional amount of $337,744 accruing to the Company as warrants were exercised. Therefore, including a small number of options exercised, the total amount raised during the year was approximately $1.49 million These funds were used to undertake exploration activities on the Tevrede Copper Gold Project, and the Raglan Nickel-Copper Project and the balance for general working capital purposes. The Company ended the year with an adequate working capital position. Of note, is that in March 2004, warrants amounting to over $825,000 were exercised and will fund further work programs and working capital.

On the exploration front, good news was achieved on the Tevrede Copper-Gold project in Namibia with the discovery of a new gold zone found by the fall drilling program. The nearest hole which intersected this same gold zone is 880 metres away to the north and the zone is wide open going to the south. This is a high priority target on a premier project. On the Breakaway Nickel-Copper project in the Raglan Area of northern Quebec drilling intersected almost 20 metres of disseminated sulphides containing anomalous nickel, copper and platinum group metals. Disseminated sulphides can quickly evolve into massive sulphides which are the hosts of the rich nickel copper bodies in the Raglan camp. After year end, a joint venture agreement with CANGOLD Limited was announced and a work program on the WALP Gold Project was undertaken with results pending as of the date hereof. The Bijoux project was dropped as it no longer fit our growth plans and the Colts project, in the Raglan camp, was dropped as well.

Late in the year, an unusual opportunity was presented to the Company. After conducting extensive due diligence and being confident in our decision, we made a move to acquire what we feel will become a marquee property. As announced on March 2, 2004, an option agreement was concluded that will enable the Company to acquire a 70% interest in the Indian River Gold Project located south of Dawson City in the Klondike area of the Yukon. Past production is over 11 million ounces of gold in this camp and management feels that the Indian River Project has a multimillion ounce gold potential. Whereas it is early days, recent drilling and Yukon government sampling has indicated the presence of extensive auriferous gravels located in raised terraces. The gold grades to date are unusually high. A big effort is being implemented to prove up this project this year. Success in this regard could result in bringing to light possible production scenarios and timing.

Early in the year, Mr. Steve Brunelle rejoined the Board of Directors. In May, Mr. Bradley Aelicks was appointed Vice President-Corporate Finance. Both individuals have in excess of 20 years successful mining experience and are valued additions. Mr. Aelick's savvy and hard work has been a key ingredient in keeping the Company funded and raising its profile.

Whereas there was much to be pleased with in 2003, the year 2004 promises to be even better. Look forward to exploration results on four properties being the Indian River Gold Project, Tevrede Copper Gold Project, Breakaway Nickel-Copper Project and the WALP Gold Project. In many ways, 2004 could be a breakout year for the Company.

FINANCIAL DISCUSSION

The climate for exploration financing was favorable for most of 2003 and the Company took advantage of this to raise $1.49 million as a combination of private placements, exercised warrants and stock options compared to funding in 2002 of $1.3 million.

The Company had a higher level of activity than in past years and that reflected increased administrative expenses. In 2003 admin expenses were $383,569 compared to administrative expenditures in 2002 of $346,407.

Working capital at year end 2003 was $525,591, a significant improvement when compared to working capital at year end 2002 of $171,410.

Exploration expenditures during the year 2003 were greater than in the previous year. Expenditures on the Tevrede Copper-Gold Project were $508,900 compared to 2002 expenditures of $304,102. Raglan expenditures were $314,801 in the first year of field exploration on the project. Only minor other exploration was undertaken in both years.

Metal prices have performed very well in the past year and it is hoped that prices retain most of their gains in the coming year. The exploration financing climate is still favorable and the Company feels comfortable that as its projects evolve the market environment will be supportive.

Sincerely,.

"John H. McAdam"

John H. McAdam
President

AUDITORS' REPORT

To the Shareholders of
Boulder Mining Corporation

We have audited the balance sheet of Boulder Mining Corporation as at December 31, 2003 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The audited financial statements at December 31, 2002 and for the year then ended were examined by another auditor who expressed an opinion without reservation on those statements in his report dated March 5, 2003.

"DAVIDSON & COMPANY"

Vancouver, Canada — Chartered Accountants

April 30, 2004

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

BOULDER MINING CORPORATION
BALANCE SHEETS
AS AT DECEMBER 31

	2003	2002
ASSETS		
Current		
Cash	$ 297,286	$ 238,410
Receivables	153,762	8,261
Exploration advances	105,139	-
	556,187	246,671
Mineral properties (Note 3)	1,269,023	758,796
Other assets (Note 4)	35,000	35,000
	$ 1,860,210	$ 1,040,467
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 30,596	$ 75,261
Loan payable (Note 7)	-	23,038
	30,596	98,299
Shareholders' equity		
Capital stock (Note 5)		
Authorized		
Unlimited number of common shares and Class A shares		
Issued		
30,675,037 (2002 – 22,797,823) common shares	30,093,841	28,674,463
5,057 (2002 – 5,057) Class A shares, Series 1	37,927	37,927
Contributed surplus (Note 5)	188,904	-
	30,320,672	28,712,390
Deficit	(28,491,058)	(27,770,222)
	1,829,614	942,168
	$ 1,860,210	$ 1,040,467

Nature and continuance of operations (Note 1)
Subsequent events (Note 11)
On behalf of the Board:

"John H. McAdam" Director *"Ken Thorsen"* Director

The accompanying notes are an integral part of these financial statements.

BOULDER MINING CORPORATION
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED DECEMBER 31, 2003

	2003	2002
EXPENSES		
Advertising and promotion	$ 10,875	$ 4,934
Consulting	93,522	32,155
Office and sundry	19,094	40,892
Professional fees	19,576	80,918
Prospecting	14,418	26,114
Rent	20,129	20,501
Salaries	116,777	93,405
Shareholder information	27,169	13,041
Stock-based compensation	22,749	-
Transfer agent and regulatory fees	27,211	26,663
Travel	12,049	7,784
	383,569	346,407
Loss before other items	(383,569)	(346,407)
OTHER ITEMS		
Write-off of mineral properties (Note 3)	(338,273)	(153,787)
Interest and other income	1,006	9,263
	(337,267)	(144,524)
Loss for the year	(720,836)	(490,931)
Deficit, beginning of year	(27,770,222)	(27,279,291)
Deficit , end of year	$ (28,491,058)	$ (27,770,222)
Basic and diluted loss per common share	$ (0.03)	$ (0.03)
Weighted average number of common shares outstanding	25,926,600	16,427,467

The accompanying notes are an integral part of these financial statements.

BOULDER MINING CORPORATION
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (720,836)	$ (490,931)
Items not affecting cash:		
Stock-based compensation	22,749	-
Write-off of mineral properties	338,273	153,787
Changes in non-cash working capital items:		
Increase in receivables	(145,501)	(7,764)
Increase in exploration advances	(105,139)	-
Decrease in accounts payable	(44,665)	(3,347)
Net cash used in operating activities	(655,119)	(348,255)
CASH FLOWS FROM INVESTING ACTIVITIES		
Mineral property costs	(753,000)	(653,953)
Net cash used in investing activities	(753,000)	(653,953)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issue of common shares for cash	1,490,033	1,290,050
Increase in loan payable	-	4,315
Decrease in loan payable	(23,038)	-
Financing costs	-	(83,936)
Loan from a director	45,000	110,000
Repayment of loan from a director	(45,000)	(110,000)
Net cash provided by financing activities	1,466,995	1,210,429
Net increase in cash during the year	58,876	208,221
Cash, beginning of year	238,410	30,189
Cash, end of year	$ 297,286	$ 238,410

Supplemental disclosures with respect to cash flows (Note 6)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Boulder Mining Corporation (the "Company") is the result of an amalgamation of McAdam Resources Inc., Konteko Resources Inc., and Tashota Nipigon Mines Ltd. under the laws of the province of Ontario pursuant to articles of amalgamation dated December 1, 1988. Its principal business activities are the exploration and development of resource properties. All of the Company's resource properties are located in Canada and Northwestern Namibia, Africa.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Receivables

Receivables are reported at face value less any provisions for uncollectible accounts considered necessary. Receivable includes refundable tax credits from the province of Quebec, Canada for incurring exploration costs on properties in Quebec, and Goods and Services Taxes receivable.

Mineral properties

Costs related to the acquisition, exploration and development of mineral properties are capitalized by property until the commencement of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method. If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, the property is written down to its net realizable value.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

Loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the year. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the year, or at time of issuance, if later, all options and warrants are exercised. Proceeds from exercise are used to purchase the Company's common shares at their average market price during the year, thereby reducing the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets are recognized to the extent that realization of those assets is more likely than not. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Withholding taxes, where applicable, on earnings of foreign operations are provided in the accounts only to the extent earnings are expected to be repatriated.

Change in accounting policy

Stock-based compensation

Effective January 1, 2003, the Company ecognizes compensation expense, on a prospective basis, for all stock options granted using the fair value based method of accounting. Pro forma disclosures of loss and loss per share as if the fair value based accounting method had been used to account for stock-based compensation for any options granted before January 1, 2003 but on or after January 1, 2002 are provided in the notes. Any cash paid on the exercise of stock options is added to the stated value of common shares.

3. MINERAL PROPERTIES

	Tevrede Property, Northwestern Namibia	Bijoux Properties, Nunavic District of Quebec	Lake Abitibi Claims, Ontario	Raglan Properties, (Breakaway) Ungava Area of Northern Quebec	Raglan Properties, (Colts) Ungava Area of Northern Quebec	Spud Valley Claims, British Columbia	Onaman Township Claims, Ontario	Total 2003
Acquisition costs	$ 67,000	$ 161,780	$ 65,588	$ 35,560	$ 35,560	$ 5,000	$ 205	$ 370,693
Deferred exploration costs incurred during the year:								
Assaying, testing and analysis	11,282	-	-	-	-	-	-	11,282
Drilling	130,064	-	-	68,534	51,694	-	-	250,292
Field office and miscellaneous	103,525	796	1,664	57,511	35,377	-	-	198,873
Geophysical	5,026	-	-	34,500	-	-	-	39,526
Geological	64,015	6,087	7,802	10,783	3,405	-	-	92,092
Helicopter and vehicles	79,460	-	-	15,000	15,000	-	-	109,460
Salaries and management fees	115,248	-	5,000	26,995	20,324	-	-	167,567
	508,620	6,883	14,466	213,323	125,800	-	-	869,092
Balance, beginning of year	304,102	3,045	191,144	8,520	-	-	-	506,811
Recovery of costs	-	-	-	(139,300)	-	-	-	(139,300)
Total deferred exploration costs	812,722	9,928	205,610	82,543	125,800	-	-	1,236,603
Written-off during the year	-	(171,708)	-	-	(161,360)	(5,000)	(205)	(338,273)

Total mineral property costs	$ 879,722	$ -	$ 271,198	$ 118,103	$ -	$ -	$ -	$ 1,269,023

3. **MINERAL PROPERTIES** (cont'd…)

	Tevrede Property, Northwestern Namibia	Bijoux Properties, Nunavic District of Quebec	Lake Abitibi Claims, Ontario	Raglan Properties, (Breakaway) Ungava Area of Northern Quebec	Spud Valley Claims, British Columbia	Onaman Township Claims, Ontario	Otish Mountain Claims, Quebec	El Fuerte property, Mexico	Total 2002
Acquisition costs	$ 45,000	$ 161,780	$ 40,000	$ -	$ 5,000	$ 205	$ 105,000	$ 23,940	$ 380,925
Deferred exploration costs incurred during the year:									
Assaying, testing and analysis	6,642	-	2,762	-	-	-	-	-	9,404
Drilling	39,699	-	65,279	-	-	-	-	-	104,978
Field office and miscellaneous	55,797	20	29,857	2,108	-	-	11,228	-	99,010
Geophysics	35,241	-	9,364	-	-	-	-	-	44,605
Geological	96,829	-	51,811	-	-	-	-	-	148,640
Linecutting	-	-	21,521	-	-	-	-	-	21,521
Salaries and management fees	48,945	3,025	10,550	6,412	-	-	-	-	68,932
Vehicle	20,949	-	-	-	-	-	-	-	20,949
	304,102	3,045	191,144	8,520	-	-	11,228	-	518,039
Balance, beginning of year	-	-	-	-	-	-	-	13,619	13,619
Total deferred exploration costs	304,102	3,045	191,144	8,520	-	-	11,228	13,619	531,658
Written-off during the year	-	-	-	-	-	-	(116,228)	(37,559)	(153,787)

Total mineral property costs	$ 349,102	$ 164,825	$ 231,144	$ 8,520	$ 5,000	$ 205	$ -	$ -	$ 758,796

3. **MINERAL PROPERTIES** (cont'd...)

Tevrede property, Namibia

Acquisition costs comprise the issue of 200,000 shares of the Company's capital at an average value of $0.21 per share, and $25,000 cash. The option agreement provides for the issue of 100,000 shares by June 3, 2004, 200,000 shares by June 3, 2005 and a further 50,000 shares of the Company at the end of each year beginning June 3, 2007 for five years or until the property is in production, whichever is sooner. The agreement also provides for the Company to spend $3,000,000 on exploration over four years with a minimum first year expenditure of $300,000 and second year of $400,000, both of which have been met. The property is subject to a 3% net smelter returns royalty which can be reduced to 2% by paying U.S.$1,000,000 prior to commencement of commercial production.

Bijoux properties, Quebec

Acquisition costs comprise the issue of 600,000 shares of the Company's capital valued at $0.20 per share, $20,000 cash and $21,780 cash for staking costs. The option agreements provide for the Company to spend $4,000,000 on exploration over four years with a first year commitment of $100,000. The Company's interest would be 60% in some claims and 100% in other claims. Certain of the claims are subject to a 3% gross overriding royalty and net smelter returns royalty. During the current year, the Company decided not to further pursue its option on the Bijoux properties, and accordingly has written off its acquisition and deferred exploration costs to operations.

Lake Abitibi claims, Ontario

Acquisition costs comprise the issue of 150,000 shares of the Company's capital valued at $0.15 per share, $25,000 cash, and $18,088 cash for staking costs. The option agreement provides for the issue of a further 50,000 shares of the Company's capital on November 29, 2004.

Raglan properties, Quebec

The Company has the option to earn a 50% interest in two properties, by reimbursing the optionor for staking costs, issuing 440,000 shares of the Company on signing a formal agreement and approval by regulatory bodies and spending $250,000 on each of the properties on exploration before December 31, 2003, a cumulative total of $500,000 on each of the two properties before December 31, 2004 and a cumulative total of $1,250,000 on each of the two properties before December 31, 2005. During the current year, the Company decided not to pursue its option on one of the two properties (The Colts Property), and accordingly has written off the capitalized costs related to the Colts property in the current year. The Company retains its interest in the Breakaway Property. To date, the Company incurred $5,120 in reimbursement costs, issued 220,000 shares of the Company, and has incurred the minimum spending requirements on the Breakaway Property.

4. **OTHER ASSETS**

Other assets comprise a reclamation bond of $35,000 posted with the Government of British Columbia.

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares		Capital Stock		Contributed Surplus
Common shares issued					
Balance, December 31, 2001	13,294,491	$	27,214,413	$	-
Private placement	2,270,000		340,050		-
Private placement, flow-through shares	933,332		140,000		-
Tevrede property	100,000		20,000		-
Bijoux properties	600,000		120,000		-
Short form offering	5,000,000		750,000		-
Financing costs	150,000		22,500		-
Lake Abitibi claims	50,000		7,500		-
Private placement	400,000		60,000		-
Balance, December 31, 2002	22,797,823		28,674,463		-
Tevrede property	100,000		22,000		-
Interim private placement (a)	1,288,092		224,264		43,966
Raglan properties	440,000		66,000		-
Private placement (a)	1,136,364		189,865		35,964
Final closing private placement (a)	2,645,000		467,822		84,446
Offering memorandum (a)	332,000		59,686		7,526
Exercise of options	175,000		38,750		-
Exercise of warrants	1,710,758		343,491		(5,747)
Lake Abitibi claims	50,000		7,500		-
Stock based compensation	-		-		22,749
Balance, December 31, 2003	30,675,037	$	30,093,841	$	188,904

a) During the current year, the Company issued a total of 5,401,456 units with warrants attached to them for net proceeds of $1,113,539. Each unit was comprised of one common share and one share purchase warrant. Of the total consideration of $1,113,539, $941,637 was allocated to the common stock and $171,902 was allocated to the warrants based on their relative fair value. The amount allocated to warrants is classified as contributed surplus.

The Class A shares, Series I, are non-voting and are convertible into common shares at any time on the basis of 6.67 common shares for each Series I share held.

During 2003 the Company granted an extension of the expiry date for the two groups of warrants that were due to expire on July 25, 2003. The extension was for eight months, to March 25, 2004, and all of the warrants were exercised subsequent to year end (Note 11). The following is a summary of warrants at December 31, 2003 and 2002 and changes during the years then ended:

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Warrants

	2003		2002	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	6,953,332	$ 0.22	-	$ -
Exercised	(1,710,758)	0.22	-	-
Granted	2,700,728	0.30	6,953,332	0.22
Outstanding, end of year	7,943,302	$ 0.26	$ 6,953,332	$ 0.22

At December 31, 2003 and 2002, the following warrants were outstanding:

Expiry Date	Exercise Price	Number of Warrants 2003	Number of Warrants 2002
March 25, 2004 (previously July 25, 2003) (Note 11)	$ 0.25	2,330,000	2,370,000
March 25, 2004 (previously July 25, 2003) (Note 11)	0.25	933,332	933,332
December 9, 2004 (exercisable at $0.19 until December 9, 2003)	0.23	1,869,242	3,250,000
December 9, 2004 (exercisable at $0.19 until December 9, 2003)	0.23	200,000	400,000
June 26, 2005 (exercisable at $0.45 after June 26, 2004)	0.30	644,046	-
July 24, 2005 (exercisable at $0.45 after July 24, 2004)	0.30	1,232,500	-
August 11, 2004 (exercisable at $0.45 after August 11, 2004)	0.30	166,000	-
July 18, 2005 (exercisable at $0.45 after January 18, 2005)	0.30	568,182	-
		7,943,302	6,953,332

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

The following is a summary of stock options at December 31, 2003 and 2002 and changes during the years then ended:

	2003		2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of the year	2,570,000	$ 0.23	1,190,000	$ 0.20
Exercised	(175,000)	0.22	-	-
Cancelled	(25,000)	0.20	(230,000)	0.20
Granted	525,000	0.25	1,610,000	0.25
Outstanding number of options currently exercisable, end of the year	2,895,000	$ 0.23	2,570,000	$ 0.23

At December 31, 2003 and 2002, the following options were outstanding to directors, officers and employees:

Expiry Date	Exercise Price	Number of Shares 2003	Number of Shares 2002
June 23, 2004	$ 0.20	430,000	530,000
October 21, 2005	0.25	100,000	100,000
January 28, 2006	0.25	100,000	-
May 2, 2006	0.20	250,000	250,000
December 19, 2006	0.20	180,000	180,000
February 21, 2007	0.20	100,000	100,000
June 27, 2007	0.25	1,310,000	1,410,000
January 28, 2008	0.25	200,000	-
May 6, 2008	0.25	200,000	-
October 31, 2008	0.35	25,000	-
		2,895,000	2,570,000

Stock-based compensation

Effective January 1, 2003, the Company recognizes compensation expense, on a prospective basis, for all stock options granted using the fair value based method of accounting. Pro forma disclosures of loss and loss per share as if the fair value based method had been used to account for stock-based compensation for any options granted before January 1, 2003 but on or after January 1, 2002 are as follows:

5. **CAPITAL STOCK AND CONTRIBUTED SURPLUS** (cont'd...)

Stock-based compensation (cont'd...)

The Company granted 1,610,000 stock options to employees and directors during the year 2002. No compensation expense was recognized when the stock options were granted. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

Loss for the year ending December 31, 2002, as reported	$ (490,931)
Additional compensation expense	(229,000)
Pro-forma loss	$ (719,931)
Pro-forma loss per share	$ (0.04)

The weighted average fair value of each option granted during the current year was $0.09 (2002 - $0.14).

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the year:

	2003	2002
Risk-free interest rate	4.06%	4.3%
Expected life of options	5 years	5 years
Annualized volatility	61%	74%
Dividend rate	0%	0%

6. **SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS**

	2003	2002
Cash paid during the year for income taxes	$ -	$ -
Cash paid during the year for interest	$ 1,120	$ -

During 2003, the Company issued 590,000 shares for mineral exploration properties valued at $95,500.

During 2002, the Company issued 750,000 shares for mineral exploration properties valued at $147,500 and 150,000 shares for financing costs valued at $22,500.

7. RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

1. A private company of which the President is an officer was repaid a non-interest bearing loan in the amount of $23,038 during the current year. An additional loan in the amount of $45,000 bearing interest at 7% per annum was loaned to the Company during the current year and was repaid in July 15, 2003. Interest paid for the current year was $1,120 (2002 - $Nil).

2. Granted 400,000 stock options to directors and officers with a value of $19,789.

The fair value of the amounts due to related parties is not determinable as they have no fixed terms of repayment.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

		2003		2002
Loss for the year	$	(720,836)	$	(490,931)
Income taxes (recovery)	$	(271,034)	$	(184,590)
Non-deductible expenses		137,422		57,824
Unrecognized benefit of non-capital losses		133,612		126,766
Total income taxes (recovery)	$	-	$	-

The significant components of the Company's future tax assets are as follows:

		2003		2002
Future tax assets:				
Loss carryforwards	$	295,480	$	193,640
Resource deductions		1,612,680		1,428,800
		1,908,160		1,622,440
Less: valuation allowances		(1,908,160)		(1,622,440)
Net future tax assets	$	-	$	-

8. INCOME TAXES (cont'd...)

The Company has available for deduction against future taxable income non-capital losses of approximately $830,000. These losses, if not utilized, will expire commencing in 2004. Subject to certain restrictions, the Company also has resource expenditures available of approximately $4,530,000 to reduce taxable income in future years. Future tax benefits which may arise as a result of the non-capital losses and resource expenditures have been offset by a valuation allowance due to the uncertainty of their realization.

9. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the exploration and development of mineral properties. Geographical information is as follows:

	2003	2002
Loss for the year		
Canada	$ (720,836)	$ (490,931)
Namibia	-	-
	$ (720,836)	$ (490,931)
Total assets		
Canada	$ 980,488	$ 691,365
Namibia	879,722	349,102
	$ 1,860,210	$ 1,040,467

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, exploration advances, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

11. SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2003:

1. On February 2, 2004, the Company optioned out 50% of its Lake Abitibi claims to CANGOLD Limited for the following:

   a) Incurring exploration expenditures of $400,000 over three years with a first year commitment of $150,000.

11. **SUBSEQUENT EVENTS** (cont'd...)

b) Issuing to the Company 200,000 shares of CANGOLD as follows:
- 25,000 upon regulatory approval
- 75,000 shares on or before the first anniversary date;
- 50,000 shares on or before the second anniversary date; and
- 50,000 shares on or before the third anniversary date.

c) Making three cash payments totaling $25,000 with the initial one being $5,000 on regulatory approval, and two $10,000 payments, each payable on or before the first and second anniversary respectively.

2. On March 2, 2004, the Company signed a letter of agreement with Western Prospector Group Ltd. to earn a 70% joint venture interest in the Indian River Paleo Channel Project, located in the Klondike gold district, Yukon, Canada. The property is subject to a 2% NSR to the vendor. The other 30% JV partner is Western Prospector.

   The Company will have to make cash payments totaling $300,000 before December 31, 2007, issue 1,000,000 units. Each unit is to be comprised of one common share and one half share purchase warrant priced at market at the time of issuance. In addition, the Company must incur $5,000,000 in exploration expenditures by December 31, 2007.

   These agreements are subject to board and regulatory approval.

3. On March 25, 2004 3,303,334 warrants were exercised into 3,303,334 common shares for proceeds of $825,833.

BOULDER
Mining Corporation

7001 NOV 28 ... 8:49

VIA SEDAR

Commission de valeurs mobilieres du Quebec
PO Box 246, Tour de la Bourse
Montreal, Quebec
H4Z 1G3

Attention: Corporate Reporting

May 28, 2004

To Whom It May Concern:

Re: Boulder Mining Corporation – SEDAR project #650298

Notice under section 52 of the *Securities Act* (Quebec), Section 114 of the Regulation regarding securities for the year ended December 31, 2003:

? The total number of securities distributed in Quebec – **1,540,400.**

? Value of securities distributed - **$291,829.14**

? The total number of warrants granted to Issuers in Quebec – **568,182**

? The total number and value of warrants exercised in Quebec – **$35,964.00**

? The total number of options granted to Issuers in Quebec - **NIL**

? The total number and value of options exercised in Quebec – **NIL**

Yours truly,
BOULDER MINING CORPORATION

"James G. Grinnell"

James G. Grinnell
CFO

END

#800 - 850 West Hastings Street, Vancouver, BC, V6C 1E1 Phone: (604) 899-4300 Fax: (604) 899-4303
E-mail: bouldermining@bouldermining.com Website: www.bouldermining.com